As filed with the Securities and Exchange Commission on June 16 , 2010
Registration No. 333-166140

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4/A
(Amendment No. 2)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Altair Nanotechnologies Inc.
(Exact Name of Registrant as Specified in Its Charter)

Canada*	2890	33-1084375
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

204 Edison Way
Reno, Nevada 89502
(775) 856-2500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John Fallini
204 Edison Way
Reno, Nevada 89502
(775) 856-2500
with a copy to:
Bryan T. Allen, Esq.
Parr Brown Gee & Loveless
185 South State Street, Suite 800
Salt Lake City, Utah 84111
Phone: (801) 257-7963
Facsimile: (801) 532-7750
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective and the consummation of the domestication transaction covered hereby.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share (2)	Offering Price	Fee (4)
Common stock, .001 par value(3) Rights associated with Common Stock (3)	150,000,000	$0.44	$66,000,000	$4,706

(1)
Represents shares of common stock of Altair Nanotechnologies, Inc., a to-be-formed Nevada corporation, being registered in connection with the domestication of Altair Nanotechnologies, Inc., a corporation organized under the federal laws of Canada, assuming that the proposed resolution is approved by the shareholders and the domestication is consummated.   Number of shares registered is estimated based upon the actual number of common shares of Altair Nanotechnologies Inc., a Canadian corporation, outstanding on the date of filing, together with an additional number of shares designed to cover any potential issuances prior to the effective date of the domestication, including upon the exercise of stock option or warrants or issuable in any current or future offering.

(2)
Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based on the average of the high and low prices for the common shares of the Registrant as reported on the NASDAQ Capital Market on June 14, 2010.

(3)
Each share of common stock includes an attached right arising under and subject to the terms described in the Amended and Restated Shareholder Rights Plan Agreement dated October 15, 1999, as amended by that certain Amendment No. 1 dated October 5, 2008, between the Registrant and Equity Transfer Services, Inc., as the Rights Agent.  Until the occurrence of events described in such agreement, the rights are not exercisable, are evidenced by the common stock and transfer with, and only with, the common stock.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*
The Registrant intends, subject to shareholder approval, to effect a domestication under Section 92A.270 of the Nevada Revised Statutes, pursuant to which the Registrant's state of incorporation will be Nevada.   Altair Nanotechnologies Inc, the Nevada corporation formed as a result of the domestication, will file a post-effective amendment to the registration statement of which this prospectus is a part expressly adopting such registration statement as its own registration statement for all purposes of the Securities Act and the Exchange Act immediately after articles of domestication are filed.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JUNE 15, 2010

Altair Nanotechnologies Inc.
PROPOSED DOMESTICATION — YOUR VOTE IS VERY IMPORTANT

Common Shares

We are furnishing this management proxy circular to shareholders of Altair Nanotechnologies Inc., in connection with the solicitation of proxies by our management for use at a special meeting of our shareholders. The special meeting will be held on  July 30 , 2010 at 10:00 o'clock in the morning (Pacific time), in Reno, Nevada.

The purpose of the special meeting is to obtain shareholder approval to change our jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Nevada in the United States through the adoption of articles of domestication and new articles of incorporation.  This change in jurisdiction of incorporation is referred to as a “continuance” under Canadian law Canada and as a “domestication” under Nevada law.

We believe that the domestication will enhance our ability to engage in strategic joint ventures, acquisition and disposition transactions, eliminate certain regulatory burdens imposed by the Canada Business Corporations Act, limit reporting requirements under the Canadian securities laws, and give us flexibility in our management structure.  In addition, we believe that the achievement of our strategic goals would be enhanced by our clear and unambiguous identification as a U.S. corporation.

Approval of the proposed domestication requires affirmative votes, whether in person or by proxy, from at least two-thirds of the votes cast with respect to the matter by the holders of our common shares at the special meeting where a quorum of one-third of the total outstanding common shares is present.   Dissenting shareholders have the right to be paid the fair value of their shares under Section 190 of the Canada Business Corporations Act. Our Board of Directors has reserved the right to terminate or abandon our domestication at any time prior to its effectiveness, notwithstanding shareholder approval, if it determines for any reason that the consummation of our domestication would be inadvisable or not in our and your best interests. If approved by our shareholders, it is anticipated that the domestication will become effective on a date within 90 days of the special meeting of our shareholders.

Your existing certificates representing your Altair Nanotechnologies Inc. common shares will represent the same number of shares of common stock after the domestication without any action on your part. You will not have to exchange any share certificates. We will issue new certificates or book entry share statements, as applicable, to you representing shares of capital stock of Altair Nanotechnologies Inc. as a Nevada corporation upon a transfer of the shares by you or at your request.  Following the completion of our domestication, the common stock will continue to be listed on the NASDAQ Capital Market under the trading symbol “ALTI.”

The accompanying management proxy circular provides a detailed description of our proposed domestication and other information to assist you in considering the proposals on which you are asked to vote. We urge you to review this information carefully and, if you require assistance, to consult with your financial, tax or other professional advisers.

Our Board of Directors unanimously recommends that you vote FOR each of the proposals described in this management proxy circular, including the approval of our domestication.

Your vote is very important. Whether or not you plan to attend the special meeting, we ask that you indicate the manner in which you wish your shares to be voted and sign and return your proxy as promptly as possible in the enclosed envelope so that your vote may be recorded. If your shares are registered in your name, you may vote your shares in person if you attend the special meeting, even if you send in your proxy.

These securities involve a high degree of risk. See “Risk Factors” beginning on page 10 of this management proxy circular for a discussion of specified matters that should be considered.

Neither the Securities and Exchange Commission nor any state securities commission or similar authority in Canada, has approved or disapproved of these securities or determined if the management proxy circular/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This management proxy circular/prospectus is dated ________, 2010 and is first being mailed to shareholders on or about June 28, 2010.

ALTAIR NANOTECHNOLOGIES INC.
204 Edison Way
Reno, Nevada  89502

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting of the shareholders of Altair Nanotechnologies Inc. (the "Company") will be held at the Grand Sierra Resort, 2500 E. 2nd Street, Reno, Nevada 89502, on Friday, the 30th day of July 2010, at the hour of 10:00 o'clock in the morning (Pacific time) for the following purposes:

(1)           To consider, and if deemed advisable, approve a special resolution authorizing the Company to make an application under Section 188 of the Canada Business Corporations Act to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Nevada by way of a domestication under Section 92A.270 of the Nevada Revised Statutes, and to approve the articles of incorporation authorized in the special resolution to be effective as of the date of the Company’s domestication; and

(2)           To approve the adjournment of the special meeting, if necessary, to solicit additional proxies, if there are not sufficient votes at the time of the special meeting to approve proposal No. 1.

This notice is accompanied by a form of proxy and a management proxy circular.

Shareholders who are unable to attend the special meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the special meeting.  Proxies to be used at the special meeting must be deposited at the office of the transfer agent not later than 48 hours (excluding Saturdays and holidays) before the time of holding the special meeting.

DATED at Toronto, Ontario as of the ___th day of _________, 2010.

BY: ORDER OF THE BOARD

Terry M. Copeland
President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS

SUMMARY	1
Questions and Answers about the Proposals	1
The Domestication Proposal	5
Regulatory and Other Approvals	6
Comparison of Shareholder Rights	6
Accounting Treatment of the Domestication	6
Dissent Rights of Shareholders	6
Tax Consequences of the Domestication	7
Selected Financial Data	9
RISK FACTORS	10
Risks Relating to the Domestication	10
Risks Relating to Our Company	12
THE SPECIAL MEETING	23
Solicitation of Proxies	23
Appointment and Revocation of Proxies	23
Voting of Proxies	24
Voting Securities and Principal Holders of Voting Securities	24
Exchange Rate Information	24
PROPOSAL NO. 1 – THE DOMESTICATION	25
General	25
Principal Reasons for the Domestication	25
Effects of the Domestication	26
Officers and Directors	27
Treatment of Outstanding Capital Stock, Options and Warrants	27
The Shareholder Rights Plan	27
Treatment of Effective Registration Statements	27
Proposed Consolidation (Reverse Stock Split)	28
Shareholder Approval	28
Regulatory and Other Approvals and Board Discretion	28
Comparison of Shareholder Rights	29
Proposed Articles of Incorporation and Bylaws of Altair Nevada	37
Dissent Rights of Shareholders	38
Accounting Treatment of the Domestication	39
United States Federal Income Tax Considerations	40
Canadian Federal Income Tax Considerations	46
DESCRIPTION OF OUR CAPITAL STOCK	50
Altair Nevada Common Stock	50
Change of Control Provisions in the Rights Agreement	50
Potential Anti-takeover Effect of Nevada Law, Our Articles of incorporation and Bylaws	53
PROPOSAL No. 2 — ADJOURNMENT OF MEETING	55
Adjournment	55
Vote Required	55
OUR BUSINESS	56
Our Power and Energy Group	56
Our All Other Division	62
Research and Development Expenses	64
Dependence on Significant Customers	64
Government Regulation	64
Government Contracts	65
Environmental Regulation and Liability	65
Financial Information about Segments and Foreign Sales	65
Subsidiaries	65
Corporate History	66

iii

Employees	66
Enforceability of Civil Liabilities against Foreign Persons	67
Properties	67
Legal Proceedings	67
CERTAIN MATTERS RELATED TO OUR COMMON SHARES	68
Market Price	68
Outstanding Shares and Number of Shareholders	68
Dividends	68
Securities Authorized for Issuance under Equity Compensation Plans	69
Transfer Agent and Registrar	69
CERTAIN FINANCIAL INFORMATION	70
Selected Financial Data	70
Supplementary Financial Data	70
Financial Statements	71
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	71
Overview	71
General Outlook	72
Our Operating Divisions	73
Contracts and Grants	73
Liquidity and Capital Resources	74
Capital Commitments and Expenditures	76
Off-Balance Sheet Arrangements	76
Critical Accounting Policies and Estimates	77
Results of Operations	79
Quantitative and Qualitative Disclosures about Market Risk	83
MANAGEMENT AND COMPENSATION INFORMATION	84
Directors	84
Executive Officers	88
Certain Relationships and Related Transactions	90
Compensation, Nominating and Governance Committee	91
Committee Membership and Independence	91
Compensation, Nominating and Governance Committee Interlocks and Insider Participation	91
Compensation Discussion and Analysis	91
Compensation, Nominating and Governance Committee Report	98
Executive Compensation	99
Compensation of Directors	103
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	104
INTEREST OF MANAGEMENT IN THE PROPOSALS TO BE ACTED UPON	105
LEGAL MATTERS	105
EXPERTS	105
WHERE YOU CAN FIND MORE INFORMATION	105
OTHER MATTERS	106
Proposals of Shareholders	106
Undertakings	106
Additional Information	106
INDEX TO FINANCIAL STATEMENTS	107

iv

ALTAIR NANOTECHNOLOGIES INC.

MANAGEMENT PROXY CIRCULAR

(All dollar amounts expressed herein are U.S. dollars)

SUMMARY

This summary highlights selected information appearing elsewhere in this management proxy circular, or this Circular, and does not contain all the information that you should consider in making a decision with respect to the proposals described in this Circular. You should read this summary together with the more detailed information, including our financial statements and the related notes included in this Circular, and the exhibits attached hereto. You should carefully consider, among other things, the matters discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included in this Circular. You should read this Circular in its entirety.

Unless otherwise provided in this Circular, references to the “Company,” “we,” “us,” and “our” refer to Altair Nanotechnologies Inc., a Canadian corporation, prior to the change of jurisdiction. References to “Altair Nevada” refer solely to Altair Nanotechnologies Inc, a Nevada corporation, as of the effective time of the change in jurisdiction. References to “Altair Canada” refer solely to Altair Nanotechnologies Inc., a Canadian corporation, prior to the effective time of the change in jurisdiction.  Masculine pronouns include the female and the neuter as appropriate.  We have registered or are in the process of registering the following trademarks: Altair Nanotechnologies Inc®, Altair Nanomaterials, Inc.®, Altairnano®, TiNano® and Nanocheck®.  Any other trademarks and service marks used in this Circular are the property of their respective holders.

Altair Nanotechnologies, Inc. is a Canadian corporation with principal assets and operations in the United States, whose primary business is developing and commercializing nano-lithium titanate based power and energy systems.

Set forth below in a question and answer format is general information regarding the special meeting of shareholders to which this Circular relates. This general information regarding the special meeting is followed by a more detailed summary of the process relating to, reasons for and effects of our proposed change in jurisdiction of incorporation (Proposal 1 in the Notice of Meeting), which we refer to in this Circular as the “domestication”.

Questions and Answers about the Proposals

Q.	What is the purpose of the special meeting?

A.
The purpose of the special meeting is to vote on a special resolution authorizing the Company to make an application under Section 188 of the Canada Business Corporations Act to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Nevada by way of a domestication under Section 92A.270 of the Nevada Revised Statutes, and to approve the articles of incorporation authorized in the special resolution to be effective as of the date of the Company’s domestication.  The agenda also includes a proposal related to adjournment of the special meeting, if necessary, to solicit additional proxies, if there are not sufficient votes at the time of the special meeting to approve the domestication proposal.

Q.	Where will the special meeting be held?

A.	The special meeting will be held at the Grand Sierra Resort, 2500 E. 2nd Street, Reno, Nevada 89502, on Friday, the 30th day of July 2010, at the hour of 10:00 o'clock in the morning (Pacific time).

Q.	Who is soliciting my vote?

A.
Our Board of Directors is soliciting your proxy to vote at the special meeting. This Circular and form of proxies were first mailed to our shareholders on or about  June 28 , 2010. Your vote is important. We encourage you to vote as soon as possible after reviewing this Circular and all information delivered with this Circular.

Q.	Who is entitled to vote?

A.
The record date for the determination of shareholders entitled to receive notice of the special meeting is  June 10, 2010. As of such date, there are 105,400,728  common shares outstanding, each of which is entitled to one vote on all matters presented at the special meeting.  In accordance with the provisions of the Canada Business Corporations Act, or the CBCA, we will prepare a list of the holders of our common shares as of the record date.

Q.	What are the voting recommendations of the Board of Directors?

A.	The Board of Directors recommends the following votes:

● FOR the special resolution authorizing the Company to make an application under Section 188 of the Canada Business Corporations Act to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Nevada by way of a domestication under Section 92A.270 of the Nevada Revised Statutes, and to approve the articles of incorporation authorized in the special resolution to be effective as of the date of the Company’s domestication; and

● FOR the adjournment of the special meeting, if necessary, to solicit additional proxies, if there are not sufficient votes at the time of the special meeting to approve the domestication resolution.

Q.	Will any other matters be voted on?

A.
The Board of Directors does not intend to present any other matters at the special meeting. The Board of Directors does not know of any other matters that will be brought before our shareholders for a vote at the special meeting. If any other matter is properly brought before the special meeting, your signed proxy card gives authority to Terry M. Copeland and, failing him, John Fallini, or your indicated nominee as proxies, with full power of substitution, to vote on such matters at their discretion.

Q.	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A.
Many shareholders hold their shares through a broker or bank rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record — If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the shareholder of record, and these Circular materials are being sent directly to you by us. You may vote the shares registered directly in your name by completing and mailing the proxy card or by written ballot at the special meeting.

Beneficial Owner — If your shares are held in a stock brokerage account or by a bank, you are considered the beneficial owner of shares held in street name, and these Circular materials are being forwarded to you by your bank or broker, which is considered the shareholder of record of these shares. As the beneficial owner, you have the right to direct your bank or broker how to vote and are also invited to attend the special meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the special meeting unless you bring with you a legal proxy from the shareholder of record. Your bank or broker has enclosed a voting instruction card providing directions for how to vote your shares.

Q.	How are shares held by a broker or other intermediary voted?

A.
Brokers and other intermediaries who have record ownership of our common shares held in brokerage accounts for their clients who beneficially own the shares are subject to rules governing how they can vote the shares. Under these rules, brokers and other intermediaries who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on certain matters (“discretionary matters”), but do not have discretion to vote uninstructed shares as to certain other matters (“non-discretionary matters”). A broker or intermediary may return a proxy card on behalf of a beneficial owner from whom the broker has not received instructions that casts a vote with regard to discretionary matters, but expressly states that the broker is not voting as to non-discretionary matters. The broker’s or other intermediary’s inability to vote with respect to the non-discretionary matters is referred to as a “broker non-vote.”  Partial broker non-votes will be counted for the purpose of determining the presence of a quorum; total broker non-votes will not be counted for the purpose of determining the presence of a quorum.

If you hold your shares in “street name,” we encourage you to contact your broker with your voting instructions as soon as possible.  The domestication resolution (Proposal No. 1) and the adjournment of the meeting (Proposal No. 2) are both considered to be discretionary matters.  As a result, your broker or other intermediary does not have the ability to vote on your behalf, and no vote will be cast for your shares for these matters unless you provide your broker with voting instructions.

An abstention, or withhold vote, is counted as present and entitled to vote for purposes of determining a quorum. An abstention, or withhold vote, will have no effect on the domestication resolution (Proposal No. 1) or the adjournment of the meeting (Proposal No. 2).

Q.	How do I vote?

A.	If you are a shareholder of record, there are two ways to vote:

●	By completing and mailing your proxy card; or

●	By written ballot at the special meeting.

Shareholders who are not shareholders of record and who wish to file proxies should follow the instructions of their intermediary with respect to the procedure to be followed. Generally, shareholders who are not shareholders of record will either: (i) be provided with a proxy executed by the intermediary, as the shareholder of record, but otherwise uncompleted and the beneficial owner may complete the proxy and return it directly to our transfer agent; or (ii) be provided with a request for voting instructions by the intermediary, as the shareholder of record, and then the intermediary must send to our transfer agent an executed proxy form completed in accordance with any voting instructions received by it from the beneficial owner and may not vote in the event that no instructions are received.

Q.	Can I change my vote or revoke my proxy?

A.
A shareholder of record who has given a proxy has the power to revoke it prior to the commencement of the special meeting by depositing an instrument in writing, including another proxy bearing a later date, executed by the shareholder or by the shareholder’s attorney authorized in writing either (i) at the Company’s principal office located at 204 Edison Way, Reno, Nevada, 89502 at any time up to and including the last business day preceding the day of the special meeting, or any adjournment thereof or (ii) with the chairman of such meeting on the day of the special meeting or any adjournment thereof or in any other manner permitted by law.

Q.	How are votes counted?

A.	We will appoint a Scrutineer at the special meeting. The Scrutineer is typically a representative of our transfer agent. The Scrutineer will collect all proxies and ballots, and tabulate the results.

Q.	Who pays for soliciting proxies?

A.
The cost of solicitation by management will be borne directly by the Company.  We have retained D. F. King & Co., Inc. (the “Soliciting Agent”) to assist with the solicitation of proxies for an estimated fee of $10,000 plus reasonable out-of-pocket expenses.  Additional variable fees may also be incurred depending on the level of voter response.  Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of the common shares of the Company held of record by such persons, and we will reimburse them for their reasonable out-of-pocket expenses incurred by them in connection therewith.

Q.	What is the quorum requirement of the special meeting?

A.	One-third of the outstanding common shares entitled to vote, represented in person or by properly executed proxy, is required for a quorum at the special meeting.

Q.	What are broker non-votes?

A.
Broker non-votes occur when holders of record, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial holders at least ten days before the special meeting. Broker non-votes will not affect the outcome of the matters being voted on at the special meeting, assuming that a quorum is obtained.

Q.	What vote is required to approve each proposal?

A.
Proposal No. 1, our change of jurisdiction from Canada to Nevada by means of a domestication requires affirmative votes, whether in person or by proxy, from at least two-thirds of the votes cast by the holders of our common shares with respect to the matter at the special meeting where a quorum of one-third of the total outstanding common shares is present.

Proposal No. 2, authorizing adjournment of the special meeting if necessary, to solicit additional proxies, if there are not sufficient votes at the time of the special meeting to approve the domestication resolution, requires that the votes cast in favor of the proposal exceed the votes case against the proposal.

Of the 105,400,728 outstanding common shares as of the Record Date, approximately 20,657,155 are owned by officers, directors and their affiliates, representing 19.6% of the outstanding common shares as of such date.

Q.	Who can attend the special meeting?

A.	All registered shareholders, their duly appointed representatives, our directors and our auditors are entitled to attend the special meeting.

Q.
I own my shares indirectly through my broker, bank, or other nominee, and I receive multiple copies of the Circular and other mailings because more than one person in my household is a beneficial owner. How can I change the number of copies of these mailings that are sent to my household?

A.
If you and other members of your household are beneficial owners, you may eliminate this duplication of mailings by contacting your broker, bank, or other nominee. Duplicate mailings in most cases are wasteful for us and inconvenient for you, and we encourage you to eliminate them whenever you can. If you have eliminated duplicate mailings, but for any reason would like to resume them, you must contact your broker, bank, or other nominee.  If you are a shareholder of record contact John Fallini, Chief Financial Officer, by phone at (775) 858-3750 or by mail to P.O. Box 10630, Reno, Nevada, U.S.A. 89510-0630.

Q.	Multiple shareholders live in my household, and together we received only one copy of this Circular. How can I obtain my own separate copy of those documents for the Annual and Special meeting?

A.
You may pick up copies in person at the special meeting or download them from our Internet web site, www.altairannualmeeting.com.  If you want copies mailed to you and are a beneficial owner, you must request them from your broker, bank, or other nominee. If you want copies mailed to you and are a shareholder of record, we will mail them promptly if you request them from John Fallini, Chief Financial Officer by phone at (775) 858-3750 or by mail to P.O. Box 10630, Reno, Nevada, U.S.A. 89510-0630. We cannot guarantee you will receive mailed copies before the special meeting.

Q.	Where can I find the voting results of the special meeting?

A.
We are required to file the voting results on the System for Electronic Document Analysis and Retrieval (SEDAR) promptly following the special meeting, and thereafter they can be found on the SEDAR website at www.sedar.com.  We are also required to file the voting results on a Current Report on Form 8-K with the SEC promptly following the special meeting, and thereafter they can be found on our website at www.altairnano.com (select the link to SEC Filings on the Investor Relations page).

Q.	Who can help answer my questions?

A.	If you have questions about the special meeting or if you need additional copies of this Circular or the enclosed proxy card you should contact:

John Fallini, Chief Financial Officer
P.O. Box 10630
Reno, Nevada  89510-0630 U.S.A.
(775)858-3750

The Domestication Proposal

The Board of Directors is proposing to change our jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Nevada through a transaction called a “continuance” under Section 188 of the CBCA, also referred to as a “domestication” under Section 92A.270 of the Nevada Revised Statutes, and approve new articles of incorporation to be effective on the date of the domestication.  We will become subject to Nevada corporate law on the date of our domestication, but will be deemed for the purposes of Nevada corporate law to have commenced our existence in Nevada on the date we originally commenced our existence in Canada. Under Nevada corporate law, a corporation becomes domesticated in Nevada by filing Articles of Domestication and articles of incorporation for the corporation being domesticated. Our Board of Directors has unanimously approved our domestication and the related articles of incorporation of Altair Nevada, believes it to be in our best interests and in the best interests of our shareholders, and unanimously recommends approval of the domestication and the approval of the articles of incorporation of Altair Nevada to our shareholders.

We believe that the domestication will enhance our ability to engage in strategic joint venture, acquisition and disposition transactions, eliminate certain regulatory burdens imposed by the CBCA, limit reporting requirements under the Canadian securities laws, and give us flexibility in our management structure.  In addition, the achievement of our strategic goals would be enhanced by our clear and unambiguous identification as a U.S. corporation.  Based upon our expectation that the Company will be more valuable in the future, we believe is favorable for us to undertake the domestication now in order to avoid a potentially much higher cost in the future, as the Canadian tax consequences are based on the Company's valuation.

The domestication will change the governing law that applies to our shareholders from the federal jurisdiction of Canada to the State of Nevada. There are material differences between the CBCA and Nevada corporate law. Our shareholders may have more or fewer rights under Nevada law depending on the specific set of circumstances.

We plan to complete the proposed domestication within 90 days of approval by our shareholders. The domestication will be effective on the date set forth in the Articles of Domestication and articles of incorporation, as filed with the Secretary of State of the State of Nevada. Thereafter, Altair Nevada will be subject to the articles of incorporation filed in Nevada. We will be discontinued in Canada as of the date shown on the certificate of discontinuance issued by the Director appointed under the CBCA, which is expected to be the same date as the date of the filing of the Articles of Domestication and articles of incorporation in Nevada. However, the Board of Directors may decide to delay the domestication or not to proceed with the domestication after receiving approval from our shareholders if it determines that the transaction is no longer advisable. The Board of Directors has not considered any alternative action if the domestication is not approved or if it decides to abandon the transaction.

The domestication will not interrupt our corporate existence, our operations or the trading market of our common shares. Each outstanding common share at the time of the domestication will remain issued and outstanding of Altair Nevada after our corporate existence is continued from Canada under the CBCA and domesticated in Nevada under Nevada corporate law. Following the completion of the domestication, Altair Nevada’s common stock will continue to be listed on the NASDAQ Capital Market under the symbol “ALTI.”

Regulatory and Other Approvals

The continuance is subject to the authorization of the Director appointed under the CBCA. The Director is empowered to authorize the continuance if, among other things, he is satisfied that the continuance will not adversely affect our creditors or shareholders.

Comparison of Shareholder Rights

Upon completion of the domestication, our shareholders will be holders of capital stock of Altair Nanotechnologies, Inc., a Nevada corporation, and their rights will be governed by Nevada corporate law as well as Altair Nevada’s articles of incorporation and bylaws. Shareholders should be aware that the rights they currently have under the CBCA may, with respect to certain matters, be different under Nevada corporate law. For example, under the CBCA, a company has the authority to issue an unlimited number of shares whereas, under Nevada corporate law, a Nevada corporation may only issue the number of shares that is authorized by its articles of incorporation, and shareholder approval must be obtained to amend the articles of incorporation to authorize the issuance of additional shares. On the other hand, under the CBCA, shareholders are entitled to appraisal/dissent rights for a number of extraordinary corporate actions, including an amalgamation with another unrelated corporation, some amendments to a corporation’s articles of incorporation and the sale of all or substantially all of a corporation’s assets, whereas under Nevada corporate law, stockholders are only entitled to appraisal/dissent rights for certain mergers, share exchanges and certain other transactions in which a stockholder receives only cash or script for shares.  In addition, under the CBCA, shareholders owning at least 5% of our outstanding voting shares have the right to require the board of directors to call a special meeting of shareholders whereas, under Nevada corporate law, stockholders have no right to require the board of directors to call a special meeting. We refer you to the section entitled “The Domestication — Comparison of Shareholder Rights” for a more detailed description of the material differences between the rights of Canadian shareholders and Nevada stockholders.

Accounting Treatment of the Domestication

Our domestication as a Nevada corporation represents a transaction between entities under common control. Assets and liabilities transferred between entities under common control are accounted for at carrying value. Accordingly, the assets and liabilities of Altair Nevada will be reflected at their carrying value to us. Any of our shares that we acquire from dissenting shareholders will be treated as an acquisition of treasury stock at the amount paid for the shares.  Under Nevada law, the treasury shares may then be re-issued under the same terms as our authorized shares.

Dissent Rights of Shareholders

If you wish to dissent and do so in compliance with Section 190 of the CBCA, and we proceed with the continuance, you will be entitled to be paid the fair value of the shares you hold. Fair value is determined as of the close of business on the day before the continuance is approved by our shareholders. If you wish to dissent, you must send written objection to the continuance to us at or before the special meeting. If you vote in favor of the continuance, you in effect lose your rights to dissent. If you withhold your vote or vote against the continuance, you preserve your dissent rights to the extent you comply with Section 190 of the CBCA. However, it is not sufficient to vote against the continuance or to withhold your vote. You must also provide a separate dissent notice at or before the special meeting. If you grant a proxy and intend to dissent, the proxy must instruct the proxy holder to vote against the continuance in order to prevent the proxy holder from voting such shares in favor of the continuance and thereby voiding your right to dissent. Under the CBCA, you have no right of partial dissent. Accordingly, you may only dissent as to all your shares. Section 190 of the CBCA is reprinted in its entirety as Exhibit E to this Circular.

Tax Consequences of the Domestication

United States Federal Income Tax Considerations

For the reasons described in greater detail below under the caption "Proposal 1 — The Domestication — United States Federal Income Tax Considerations," we have been advised the change in our jurisdiction of incorporation will constitute a "reorganization" within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, or the Code.  If, for any reason, we determine that the domestication would not qualify as a "reorganization," we will abandon the domestication. As a result of the domestication constituting a "reorganization," we will not recognize any gain or loss for U.S. federal income tax purposes on the domestication, other than with respect to our holdings of U.S. real property.  With respect to our U.S. real property interests, the domestication will result in our recognizing taxable gain equal to the excess of the fair market value of such U.S. real property on the date of the domestication over our adjusted tax basis in that real property.  We estimate that taxable gain to be approximately $670,000, but can give no assurance that the Internal Revenue Service (the "IRS") will accept our calculation of the amount of the gain.  The amount of our actual United States federal income tax liability for the year of the domestication will also depend upon our other items of taxable income or loss for the year, including net operating loss carryovers from prior years.

For non-dissenting U.S. shareholders, the domestication also would be tax-free for United States income tax purposes, with two possible exceptions.  First, we met the definition of a "passive foreign investment company" under Code Section 1297 during certain taxable periods prior to 2002; accordingly, proposed Treasury Regulations under Code Section 1291(f) will require U.S. holders who acquired their shares of our Company prior to 2002 to recognize taxable gain on the domestication equal to the excess of the fair market value of their shares on the date of domestication over their tax basis in such shares.  Second, Code Section 367 has the effect of potentially imposing income tax on certain U.S. holders in connection with the domestication. Pursuant to the Treasury Regulations under Code Section 367, any U.S. holder that owns, directly or through attribution, 10% or more of the combined voting power of all classes of our stock (which we refer to as a 10% shareholder) will have to recognize a deemed dividend on the domestication equal to the "all earnings and profits amount," within the meaning of Treasury Regulation Section 1.367(b)-2, attributable to such holder's shares in the Company. Any U.S. shareholder that is not a 10% shareholder and whose shares have a fair market value of less than $50,000 on the date of the domestication will recognize no gain or loss as a result of the domestication. A U.S. shareholder that is not a 10% shareholder but whose shares have a fair market value of at least $50,000 on the date of the domestication must recognize gain (but not loss) on the domestication equal to the excess of the fair market value of the Company stock at the time of the domestication over the shareholder's tax basis in such shares. Such a U.S. holder, however, instead of recognizing gain, may elect to include in income as a deemed dividend the "all earnings and profits amount" attributable to his shares in the Company which we refer to as a "Deemed Dividend Election." Based on available information, we believe that no U.S. shareholder of the Company should have a positive "all earnings and profits amount" attributable to such shareholder's shares in the Company, and accordingly no 10% shareholder or shareholders who makes a Deemed Dividend Election should be subject to tax under Code Section 367 on the domestication.  Our determination with respect to the "all earnings and profits amount" results from calculations performed by our accounting firm based on information provided to them by us. However, no assurance can be given that the IRS will agree with us. If it does not, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences under Code Section 367. A U.S. shareholder's tax basis in the shares of Altair Nevada received in the exchange will be equal to such shareholder's tax basis in the shares of the Company, increased by the amount of gain (if any) recognized in connection with the domestication or the amount of the "all earnings and profits amount" included in income by such U.S. shareholder. A U.S. shareholder's holding period in the shares of Altair Nevada should include the period of time during which such shareholder held his shares in the Company, provided that the shares of the Company were held as capital assets.

Canadian Federal Income Tax Considerations

Under the Income Tax Act (Canada), or the ITA, the change in our jurisdiction from Canada to the United States will cause our tax year to end immediately before the continuance. Furthermore, we will be deemed to have disposed of all of our property immediately before the continuance for proceeds of disposition equal to the fair market value of the property at that time. We will be subject to a separate corporate emigration tax equal to the amount by which the fair market value of all of our property immediately before the continuance exceeds the aggregate of our liabilities at that time (other than dividends payable and taxes payable in connection with this emigration tax) and the amount of paid-up capital on all of our issued and outstanding shares. With the assistance of professional advisors, we have reviewed our assets, liabilities, paid-up capital and other tax balances and, assuming that the market price of our common shares does not exceed $1.50 per share (proportionately adjusted for any consolidation of our common shares), that the exchange rate of the Canadian dollar to the U.S. dollar is CDN $1.00 equals $0.95 and that the value of our property does not increase, it is anticipated that there will be no Canadian federal income taxation arising on the continuance.

Our shareholders who remain holding the shares after the continuance will not be considered to have disposed of their shares by reason only of the continuance. Accordingly, the continuance will not cause shareholders to realize a capital gain or loss on their shares, and there will be no effect on the adjusted cost base of their shares.  Our shareholders who dissent to the continuance may be deemed to receive a taxable dividend equal to the amount by which the amount received for their shares, less an amount in respect of interest, if any, awarded by the Court, exceeds the paid-up capital of such shares, if the shares were cancelled before the continuance became effective.  A dissenting shareholder will also be considered to have disposed of the shares for proceeds of disposition equal to the amount paid to such shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend.

The foregoing is a brief summary of the principal income tax considerations only and is qualified in its entirety by the more detailed description of income tax considerations in the “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Considerations” subsections under “Proposal No. 1 – The Domestication”, of this Circular, which shareholders are urged to read. This summary does not discuss all aspects of United States and Canadian tax consequences that may apply in connection with the domestication. Shareholders should consult their own tax advisors as to the tax consequences of the domestication applicable to them. In addition, please note that other tax consequences may arise under applicable law in other countries.

Selected Financial Data

The table below presents our selected historical consolidated financial data as of and for each of the five years ended December 31, 2009, 2008, 2007, 2006 and 2005. The selected historical consolidated financial data as of and for the five years ended December 31, 2009 is derived from our audited consolidated financial statements, which have been audited by Perry-Smith LLP, an independent registered public accounting firm and are included in this Circular.

The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included herein.  Our financial statements included in this Circular have been prepared in accordance with U.S. GAAP.

Amounts are expressed in thousands of dollars, except share and per share amounts.

	Year Ended December 31,
	2009	2008	2007	2006	2005

Revenue	$4,371	$5,726	$9,108	$4,324	$2,807
Net (loss)	$(21,312)	$(29,068)	$(31,471)	$(17,200)	$(9,937)
Net (loss) per share – basic and diluted	$(.21)	$(.34)	$(.45)	$(.29)	$(.17)
Total assets	$40,952	$48,071	$73,859	$43,121	$33,464
Total liabilities	$4,092	$4,255	$15,529	$5,300	$4,828
Cash dividends declared per common share	$-	$-	$-	$-	$-
Shareholders’ equity	$36,319	$42,718	$56,961	$37,821	$28,636
Working capital	$22,118	$26,067	$39,573	$25,928	$21,483
Number of shares of capital stock outstanding	105,400,728	93,143,271	84,068,377	69,079,270	59,316,519

RISK FACTORS

This Circular contains various forward-looking statements. Such statements can be identified by the use of the forward-looking words “anticipate,” “estimate,” “project,” “likely,” “believe,” “intend,” “expect,” or similar words.   These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  When considering such forward-looking statements, you should keep in mind the risk factors noted herein under “Risk Factors” and other cautionary statements throughout this Circular and our other filings with the SEC. You should also keep in mind that all forward-looking statements are based on management’s existing beliefs about present and future events outside of management’s control and on assumptions that may prove to be incorrect.  If one or more risks identified in this Circular or any other applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended.

Risks Relating to the Domestication

The amount of corporate tax payable by us will be affected by the value of our common shares and our property on the date of the domestication.

For Canadian tax purposes, on the date of the domestication we will be deemed to have a year end and will also be deemed to have sold all of our property and received the fair market value for those properties. This deemed disposition may cause us to incur a Canadian tax liability as a result of the deemed capital gain.  We will be subject to an additional corporate emigration tax equal to 5% of the amount by which the fair market value of our property, net of liabilities, exceeds the paid-up capital of our issued and outstanding shares. We have completed certain calculations of our tax accounts with the assistance of professional advisors, and assuming that the market price of our common shares does not exceed $1.50 per share (proportionately adjusted for any consolidation of our common shares), that the exchange rate of the Canadian dollar to the U.S. dollar is CDN $1.00 equals $0.95 and that the value of our property does not increase, it is anticipated that there will not be any Canadian federal income tax arising on the continuance.  The amount of such corporate emigration tax will be increased (or reduced) by any increase (or decrease) in the value of our stock price or property, and it is possible that the Canadian federal tax authorities may not accept our valuations or calculations of our tax accounts, which may result in additional taxes payable as a result of the domestication.  As is customary, when a Canadian federal tax liability depends largely on factual matters, we have not applied to the Canadian federal tax authorities for a ruling on this matter and do not intend to do so.

As a result of the domestication, we will incur U.S. taxable gain and tax liability at the corporate level with respect to the fair market value of our U.S. real property interests, and the amount of such taxable gain and resulting tax liability is subject to challenge and redetermination by the IRS.

We believe that the domestication will qualify as a “reorganization” for U.S. federal income tax purposes.  As a result of the domestication being a “reorganization,” we will not recognize any taxable gain for U.S. federal income tax purposes on the domestication at the corporate level except to the extent that the fair market value of our U.S. real property exceeds our adjusted tax basis in such U.S. real property.  We estimate that the fair market value of our U.S. real property currently exceeds our adjusted tax basis in that property by an amount of $670,000.  If the IRS does not agree with our valuation of our U.S. real property interests, however, our U.S. taxable gain on the domestication could be greater.  The actual amount of our U.S. federal income tax liability for the year of the domestication will also depend upon our other items of taxable income and loss for the year, including net operating loss carryovers from prior years.

If the IRS does not agree with our calculation of the “all earnings and profits amount” attributable to a U.S. shareholder’s shares, or a U.S. shareholder owned our shares while we were a passive foreign investment company prior to 2002, the shareholder may owe U.S. federal income taxes as a result of the domestication.

Because the domestication will be a “reorganization” for U.S. federal income tax purposes our U.S. shareholders will not recognize any taxable gain or loss at the shareholder level on the domestication, subject to two possible exceptions.

First, U.S. shareholders who own directly or indirectly 10% or more of our outstanding common stock will have to recognize taxable dividend income on the domestication to the extent of the “all earnings and profits” amount, if any,  allocable to their shares under Treasury Regulation Section 1,367(b)-2.  Similarly, U.S. holders of shares of our corporation having a value of $50,000 or more will have to recognize taxable gain on the domestication equal to the excess of the value of their shares over their adjusted tax basis in the shares unless they timely make a “deemed dividend” election to instead be taxed on the “all earnings and profits” amount, if any, allocable to their shares in our corporation.  Based on a review of information available to us, we believe that Altair Nanotechnologies Inc. has a deficit in “earnings and profits.” As a result, no U.S. shareholder should have a positive “all earnings and profits amount” attributable to such shareholder’s common shares.  Therefore, no 10% or greater U.S. shareholder of our corporation should be subject to U.S. income tax on any “all earnings and profits amount” as a result of the domestication.  By timely making a Deemed Dividend Election, any less than 10% U.S. shareholder who would otherwise be subject to U.S. tax on the domestication as a result of holding appreciated shares worth $50,000 or more should not be required to include any such amount in income.  However, if the IRS does not agree with our calculation of the “all earnings and profits amount,” a U.S. shareholder may be subject to adverse U.S. federal income tax consequences on the domestication.

Second, if a U.S. shareholder owned our shares during any taxable year in which we were a “passive foreign investment company” within the meaning of Section 1297 of the Code , such shareholder may have to recognize taxable gain on the domestication to the extent those shares have a value in excess of the shareholder’s adjusted tax basis in the shares.  We believe we were not a “passive foreign investment company” in 2002 or any later taxable year, but we may have been a passive foreign investment company at various times prior to 2002.  U.S. shareholders who acquired their shares of our corporation prior to 2002 should confer with their individual tax advisors regarding the effects of the passive foreign investment company rules.

For additional information on the U.S. federal income tax consequences of the domestication, see “Proposal No.1 – The Domestication -- United States Federal Income Tax Considerations.”

The rights of our shareholders under Canadian law will differ from their rights under Nevada law, which will, in some cases, provide less protection to shareholders following the domestication.

Upon consummation of the domestication, our shareholders will become stockholders of a Nevada corporation.  There are material differences between the CBCA and Nevada corporate law and our current and proposed charter and bylaws.  For example, under Canadian law, many significant corporate actions such as amending a corporation’s articles of incorporation or consummating a merger require the approval of at least two-thirds of the votes cast by shareholders, whereas under Nevada law, what is required is a majority of the total voting power of all of those entitled to vote on the matter.  Furthermore, shareholders under Canadian law are entitled to appraisal/dissent rights under a number of extraordinary corporate actions, including an amalgamation with another unrelated corporation, certain amendments to a corporation’s articles of incorporation or the sale of all or substantially all of a corporation’s assets, whereas under Nevada law, stockholders are only entitled to appraisal rights for certain mergers, share exchanges and other transactions in which a stockholder receives only cash or script for shares.  When directors make, amend or repeal a bylaw, they are required under the CBCA to submit the change to shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the bylaw, the amendment or the repeal with the approval of a majority of the votes cast by shareholders who voted on the resolution.  Under Nevada law, corporation’s board of directors is permitted to amend bylaws without stockholder approval. As shown by the examples above, if the domestication is approved, our shareholders, in certain circumstances, may be afforded less protection under Nevada corporate law than they had under the CBCA. See “Proposal No.1 — The Domestication  — Comparison of Shareholder Rights.”

The proposed domestication will result in additional direct and indirect costs whether or not completed.

The domestication will result in additional direct costs. We will incur attorneys’ fees, accountants’ fees, filing fees, mailing expenses and financial printing expenses in connection with the domestication.  The domestication may also result in certain indirect costs by diverting the attention of our management and employees from the day-to-day management of the business, which may result in increased administrative costs and expenses.

Risks Relating to Our Company

We may not be able to raise sufficient capital to fund our operations.

As of March 31, 2010, we had approximately $12.3 million in cash and cash equivalents.  We need additional capital in order to sustain our ongoing operations, continue testing and additional development work and acquire inventory and/or expand and operate facilities for the production of potential product orders.

We may not be able to obtain the amount of additional capital needed or may be forced to pay an extremely high price for capital. Factors affecting the availability and price of capital may include the following:

●
market factors affecting the availability and cost of capital generally, including recent increases or decreases in major stock market indexes, the stability of the banking and investment banking systems and general economic stability or instability;

●	the price, volatility and trading volume of our common shares;

●	our financial results, particularly the amount of revenue we are generating from product sales;

●	the amount of our capital needs;

●	the market's perception of companies in our line of business;

●	the economics of projects being pursued; and

●	the market's perception of our ability to execute our business plan and any specific projects identified as uses of proceeds.

If we are unable to obtain sufficient capital or are in a position to pay a high price for capital, we may be unable to meet future obligations or adequately exploit existing or future opportunities.  If we are unable to obtain sufficient capital for an extended period of time, or enter into a business combination transaction with a company with additional capital or complementary strengths, we may be forced to curtail or discontinue operations.

We may continue to experience significant losses from operations.

We have experienced a net loss in every fiscal year since our inception. Our loss from operations was $22.9 million in 2009 and $6.1 million for the three months ended March 31, 2010. Even if we do generate operating income in one or more quarters in the future, subsequent developments in the economy, our industry, customer base, business or cost structure, or an event such as significant litigation or a significant transaction, may cause us to again experience operating losses. We may never become profitable.

Our quarterly operating results have fluctuated significantly in the past and will continue to fluctuate in the future, which could cause our stock price to decline.

Our quarterly operating results have fluctuated significantly in the past, and we believe that they will continue to fluctuate in the future, due to a number of factors, many of which are beyond our control. If in future periods our operating results do not meet the expectations of investors or analysts who choose to follow our company, the price of our common shares may fall. Factors that may affect our quarterly operating results include the following:

●	fluctuations in the size, quantity and timing of customer orders from one quarter to the next;

●	timing of delivery of our services and products;

●	additions of new customers or losses of existing customers;

●	positive or negative business or financial developments announced by us or our key customers;

●	our ability to commercialize and obtain orders for products we are developing;

●	costs associated with developing our manufacturing capabilities;

●	the retention of our key employees;

●	new product announcements or introductions by our competitors or potential competitors;

●	the effect of variations in the market price of our common shares on our equity-based compensation expenses;

●	disruptions in the supply of raw materials or components used in the manufacture of our products;

●	the pace of adoption of regulation facilitating our ability to sell our products in our target markets ;

●	technology and intellectual property issues associated with our products; and

●	general political, social, geopolitical and economic trends and events.

A majority of our revenue has historically been generated from low-margin contract research and development services; if we cannot expand revenues from other products and services, our business will fail.

Historically, a majority of our revenue has come from contract research and development services for businesses and government agencies. During the years ended December 31, 2009, 2008 and 2007, contract service revenues comprised 65%, 87% and 55% respectively, of our operating revenues. Contract services revenue is low margin, or has negative margins, and is unlikely to grow at a rapid pace. Our business plan anticipates revenues from product sales and licensing, both of which have potential for higher margins than contract services and have potential for rapid growth, increasing in coming years. If we are not successful in significantly expanding our revenues, or if we are forced to accept low or negative margins in order to achieve revenue growth, we may fail to reach profitability in the future.

We need to secure orders in the stationary power market in order to establish the viability of our large-scale stationary battery.

To date, substantially all of our orders have been made as part of testing and development arrangements with key customers.  In order to establish the market viability of our stationary power battery products, we need to procure additional orders of market scale stationary power batteries in the near future and demonstrate the viability of such batteries.  If we are unable to generate one or more significant orders for stationary batteries in the near future, our ability to establish a foothold in this emerging market could be compromised.  Any failure to grow our stationary power battery business will significantly harm our ability to increase revenues and become profitable.

We may be obligated to pay a royalty on sales into the stationary power market.

In a joint development agreement we entered into in 2007 to develop a collection of advanced lithium based battery systems to provide frequency regulation and other services to the electricity generations and transmission markets, we granted a royalty of 5% of the gross revenue we realize from the sale of these jointly developed battery systems through July 20, 2012.  We believe that the battery systems we are marketing are outside the scope of the royalty provisions for various reasons, primarily because they are of different design and configuration than the jointly developed product.  Nevertheless, we may not prevail in our position, and as we begin generating revenue from the sale of large scale stationary batteries for use in connection with electrical transmission and regulation, we may be required to pay this royalty. This would harm our gross margins on such sales.  We may also incur litigation expenses, and management attention may be diverted from the operation of our business.

We depend upon several sole-source third-party suppliers.

We rely on certain suppliers as the sole-source of certain services, raw materials and other components of our products, including our battery cells.  We do not have long-term supply or service agreements with most of these suppliers.  As a result, the providers of such services and components could terminate or alter the terms of service or supply with little or no advance notice.  If our arrangements with any sole-source supplier were terminated, or if such a supplier failed to provide essential services or deliver essential components on a timely basis, failed to meet our product specifications and/or quality standards, or introduced unacceptable price increases, our production schedule would be delayed, possibly by as long as six months.  Any such delay in our production schedule would result in delayed product delivery and may also result in additional production costs, customer losses and litigation.

The most critical sole-source relationship we currently have is for the manufacture of our battery cells.  We currently have one supplier that produces all of our battery cells.  These cells include our proprietary nano lithium titanate material produced in Reno, Nevada.  Our contract manufacturer uses this material and other components that they acquire elsewhere to manufacture our cells and then delivers those cells to our Anderson, Indiana manufacturing facility.  We then manufacture battery modules or packs used in electric buses and also manufacture complete multi-megawatt energy storage solutions for the electric grid and renewables integration markets.  This battery cell supplier is critical to our manufacturing process.  We are currently in the process of qualifying a second contract manufacturer and expect to have this capability in place by the end of this year.  However, unless and until an agreement with a second supplier is reached, we will remain dependent upon this single supplier.

We have experienced a quality issue with our existing battery cell supplier which has impacted our near-term ability to supply product to our customers.  We are currently conducting validation testing and audits of the manufacturer's processes to confirm resolution of the quality issue and have authorized a conditional resumption of production.  The delay in this problem rectification, if it continues for an extended period, may have an adverse impact on the delivery of our products during 2010.

Continuing adverse economic conditions could reduce, or delay demand for our products.

The financial markets and general economic conditions are still very weak.  Our products are targeted primarily at large power producers worldwide, the U.S. and British military, military contractors and bus manufacturers.  Due to declining revenues and concerns about liquidity, companies and branches of the military in our target markets have reduced, delayed or eliminated many research and development initiatives, including those related to energy storage.  This reduction or delay in development spending by key customers is hindering our development and production efforts and will continue to do so until development spending increases from current depressed levels.

Our patent applications, patents and other protective measures may not adequately protect our proprietary intellectual property.

We regard our intellectual property, particularly our proprietary rights in our nano lithium titanate technology, as critical to our success. We have received various patents, and filed other patent applications, for various applications and aspects of our nano lithium titanate technology and other intellectual property. Such patents and patent applications and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

●
Our pending patent applications may not be granted for various reasons, including the existence of conflicting patents or defects in our applications, if there was in existence relevant prior art or the invention was deemed by the examiner to be obvious to a person skilled in the art whether or not there were other existing patents.   Risks associated with patent applications are enhanced because patent applications of others remain confidential for a period of approximately 18 months after filing; as a result, our belief that we are the first creator or an invention or the first to patent it may prove incorrect, as information related to conflicting patents is first published or first brought to our attention;

●
The patents we have been granted may be challenged, invalidated , narrowed or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons

●	The costs associated with enforcing patents, invention agreements or other intellectual property rights may make aggressive enforcement cost prohibitive;

●	Even if we enforce our rights aggressively, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights; and

●
Other persons may independently develop proprietary information and techniques that, although functionally equivalent or superior to our intellectual proprietary information and techniques, do not breach our propreitary rights.

Our inability to protect our proprietary intellectual property rights or gain a competitive advantage from such rights could harm our ability to generate revenues and, as a result, our business and operations.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and involve adverse publicity and adverse results.

Competitors or others may infringe our patents. To counter infringement or unauthorized use, we may be required to file patent infringement claims, which can be expensive and time-consuming. Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications. Litigation or interference proceedings may result in substantial costs and be a distraction to our management.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of this litigation (even if ultimately successful), there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares.

In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover that technology.  An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

We may not prevail in any litigation or interference proceeding in which we are involved. Even if we do prevail, these proceedings can be expensive, result in adverse publicity and distract our management.

Other parties may bring intellectual property infringement claims against us, which would be time-consuming and expensive to defend, and if any of our products or processes is found to be infringing, we may not be able to procure licenses to use patents necessary to our business at reasonable terms, if at all.

Our success depends in part on avoiding the infringement of other parties’ patents and proprietary rights. We may inadvertently infringe existing third-party patents or third-party patents issued on existing patent applications.  Third party holders of such patents or patent applications could bring claims against us that, even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could cause us to pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs.

If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder. In addition, we have, and may be required to, make representations as to our right to supply and/or license intellectual property and to our compliance with laws. Such representations are usually supported by indemnification provisions requiring us to defend our customers and otherwise make them whole if we license or supply products that infringe on third party technologies or violate government regulations. Further, if a patent infringement suit were brought against us, we and our customers, development partners and licensees could be forced to stop or delay research, development, manufacturing or sales of products based on our technologies in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with products based on our technologies. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property.

Any successful infringement action brought against us may also adversely affect marketing of products based on our technologies in other markets not covered by the infringement action. Furthermore, we may suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. As a result, any infringement action against us would likely harm our competitive position, be costly and require significant time and attention of our key management and technical personnel.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable.  Trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, contractors, consultants, outside scientific collaborators and other advisors to protect our trade secrets and other proprietary information. Parties to the confidentiality agreements may have such agreements declared unenforceable or, even if the agreements are enforceable, may breach such agreements.  Remedies available in connection with the breach of such agreements may not be adequate, or enforcing such agreement may be cost prohibitive. Courts outside the United States may be less willing to protect trade secrets.  In addition, others may independently discover our trade secrets or independently develop processes or products that are similar or identical to our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection would harm our competitive business position.

The commercialization of many of our products is dependent upon the efforts of commercial partners and other third parties over which we have no or little control.

The commercialization of our principal products requires the cooperation and efforts of commercial partners and customers.  For example, because completion and testing of our large-scale stationary battery packs for power suppliers requires input from utilities and connection to a power network, commercialization of such battery packs can only be done in conjunction with a power or utility company.  The commercialization of military, transportation and other applications of our technology is also dependent, in part, upon the expertise, resources and efforts of our commercial partners. This presents certain risks, including the following:

●	we may not be able to enter into development, licensing, supply and other agreements with commercial partners with appropriate resources, technology and expertise on reasonable terms or at all;

●
our commercial partners may not place the same priority on a project as we do, may fail to honor contractual commitments, may not have the level of resources, expertise, market strength or other characteristics necessary for the success of the project, may dedicate only limited resources to, and/or may abandon, a development project for reasons, including reasons such as a shift in corporate focus, unrelated to its merits;

●
our commercial partners may be in the early stages of development and may not have sufficient liquidity to invest in joint development projects, expand their businesses and purchase our products as expected or honor contractual commitments;

●
our commercial partners may terminate joint testing, development or marketing projects on the merits of the projects for various reasons, including determinations that a project is not feasible, cost-effective or likely to lead to a marketable end product;

●
at various stages in the testing, development, marketing or production process, we may have disputes with our commercial partners, which may inhibit development, lead to an abandonment of the project or have other negative consequences; and

●	even if the commercialization and marketing of jointly developed products is successful, our revenue share may be limited and may not exceed our associated development and operating costs.

As a result of the actions or omissions of our commercial partners, or our inability to identify and enter into suitable arrangements with qualified commercial partners, we may be unable to commercialize apparently viable products on a timely and cost-effective basis, or at all.

Interest in our nano lithium titanate batteries is affected by energy supply and pricing, political events, popular consciousness and other factors over which we have no control.

Currently, our marketing and development efforts for our batteries and battery materials are focused primarily on stationary power, mass transit and military applications.  In the transportation and military markets, batteries containing our nano lithium titanate materials are designed to replace or supplement gasoline and diesel engines.  In the stationary power applications, our batteries are designed to conserve and regulate the stable supply of electricity, including from renewable sources.  The interest of our potential customers and business partners in our products and services is affected by a number of factors beyond our control, including:

●	economic conditions and capital financing and liquidity constraints;

●	short-term and long-term trends in the supply and price of gasoline, diesel, coal and other fuels;

●	the anticipated or actual granting or elimination by governments of tax and other financial incentives favoring electric or hybrid electric vehicles and renewable energy production;

●	the ability of the various regulatory bodies to define the rules and procedures under which this new technology can be deployed into the electric grid;

●
the anticipated or actual funding, or elimination of funding, for programs that support renewable energy programs, electric grid improvements, certain military electric vehicle initiatives and related programs;

●	changes in public and investor interest for financial and/or environmental reasons, in supporting or adopting alternatives to gasoline and diesel for transportation and other purposes;

●	the overall economic environment and the availability of credit to assist customers in purchasing our large battery systems, particularly project financing;

●	the expansion or contraction of private and public research and development budgets as a result of global and U.S. economic trends; and

●	the speed of incorporation of renewable energy generating sources into the electric grid.

Adverse trends in one or more of these factors may inhibit our ability to commercialize our products and expand revenues from our battery materials and batteries.

Our nano lithium titanate battery materials and battery business is currently dependent upon a few customers and potential customers, which presents various risks.

Our nano lithium titanate battery materials and battery business is dependent upon a few current or potential customers, including the U.S. government, a small number of power producers and smaller companies developing electric or hybrid electric buses.  In addition, most of these customers are, or are expected to be development partners who are subsidizing the research and development of products for which they may be the sole, or one of a few, potential purchasers.  As a result of the small number of potential customers and partners, our existing or potential customers and partners may have significant leverage on pricing terms, exclusivity terms and other economic and noneconomic terms.  This may harm our attempts to sell products at prices that reflect desired gross margins.  In addition, the decision by a single customer to abandon use or development of a product, or budget cutbacks and other events harming the ability of a single customer to continue to purchase products or continue development may significantly harm both our financial results and the development track of one or more products.

If we acquire or merge with other companies and we are unable to integrate them with our business, or we do not realize the anticipated financial and strategic goals for any of these transactions, our financial performance may be impaired.

As part of our growth strategy, we routinely consider acquiring or merging with other companies that we believe are strategic to our business. We do not have extensive experience in conducting diligence on, evaluating, purchasing or integrating new businesses or technologies, and if we do succeed in acquiring or investing in a company or technology, we will be exposed to a number of risks, including:

●
we may find that the transaction does not further our business strategy, that we overpaid for the company or its technology or that the economic conditions underlying our transaction decision have changed;

●	we may have difficulty integrating the assets, technologies, operations or personnel of a company we have acquired or merged with, or retaining and integrating key personnel;

●	our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

●	we may encounter difficulty entering and competing in new product or geographic markets or increased competition, including price competition or intellectual property litigation; and

●
we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the integrated business or technology, such as intellectual property or employment matters.

In addition, from time to time we may enter into negotiations for acquisitions, mergers or other transactions that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions or other transactions in which the consideration included cash, we could be required to use a substantial portion of our available cash. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, existing stockholders would be diluted. In addition, acquisitions or other transactions may result in the incurrence of debt, large one-time write-offs, such as acquired in-process research and development costs, and restructuring charges.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are unable to achieve or manage significant growth and expansion, or if our business does not grow as we expect, our operating results may suffer.

During the past several years, we have increased our research and development expenditures in an attempt to accelerate the commercialization of certain products, particularly our nano lithium titanate batteries. Our business plan anticipates continued expenditure on development, manufacturing and other growth initiatives. We may fail to achieve significant growth despite such expenditures. If achieved, significant growth would place increased demands on our management, accounting systems, quality control and internal controls. We may be unable to expand associated resources and refine associated systems fast enough to keep pace with expansion, especially as we expand into multiple facilities in distant locations. If we fail to ensure that our management, control and other systems keep pace with growth, we may experience a decline in the effectiveness and focus of our management team, problems with timely or accurate reporting, issues with costs and quality controls and other problems associated with a failure to manage rapid growth, all of which would harm our results of operations.

Our competitors have more resources than we do, and may be supported by more prominent partners, which may give them a competitive advantage.

We have limited financial, personnel and other resources and, because of our early stage of development, have limited access to capital. We compete or may compete against entities that are much larger than we are, have more extensive resources than we do and have an established reputation and operating history. In addition, certain of our early stage competitors, including A123 Systems, are partnered with, associated with or supported by larger business or financial partners.  This may increase their ability to raise capital, attract media attention, develop products and attract customers.  Because of their size, resources, reputation and history (or that of their business and financial partners) certain of our competitors may be able to exploit acquisition, development and joint venture opportunities more rapidly, easily or thoroughly than we can. In addition, potential customers may choose to do business with our more established competitors, without regard to the comparative quality of our products, because of their perception that our competitors are more stable, are more likely to complete various projects, are more likely to continue as a going concern and lend greater credibility to any joint venture.

Our government grants and contracts are subject to termination or delays by the government.

A substantial portion of our current revenue is derived from government grants and contracts.  These government grants and contracts are subject to termination or delay of funding at the election of the government.  Termination or delayed funding of such agreements by the government would significantly reduce our revenue and inhibit our ability to sustain our operations and research.

Sherwin-Williams may elect not to, or be unable to finance and continue AlSher Titania LLC or a related enterprise using our pigment production technology, in which case we would not receive any revenues or royalties related to such technology.

We transferred to Sherwin-Williams our 70% interest in AlSher Titania LLC, which holds an exclusive license to use our intellectual property relating to the Altairnano Hydrochloride Process for the production of pigments and similar powders or materials.   Under agreements related to the transfer, we received no upfront consideration, and our right to receive a percentage of revenue over time is capped at $3,000,000 in the aggregate.   Our receipt of any revenue under our agreement is tied to Sherwin-Williams or AlSher continuing to develop and exploit the technology, over which we have no control or influence.  It is uncertain that we will receive any proceeds related to our pigment technology and unlikely that total revenues will be significant in the long term.

As manufacturing becomes a larger part of our operations, we will become exposed to accompanying risks and liabilities.

We have not produced any products on a sustained commercial basis. In-house or outsourced manufacturing is expected to become an increasingly significant part of our business over the next few years. As a result, we expect to become increasingly subject to various risks associated with the manufacturing and supply of products, including the following:

●
If we fail to supply products in accordance with contractual terms, including terms related to time of delivery and performance specifications, we may be required to repair or replace defective products and may become liable for direct, special, consequential and other damages, even if manufacturing or delivery was outsourced;

●	Raw materials used in the manufacturing process, labor and other key inputs may become scarce and expensive, causing our costs to exceed cost projections and associated revenues;

●
Manufacturing processes typically involve large machinery, fuels and chemicals, any or all of which may lead to accidents involving bodily harm, destruction of facilities and environmental contamination and associated liabilities;

●
As our manufacturing operations expand, we expect that a significant portion of our manufacturing will be done overseas, either by third-party contractors or in a plant owned by the company.  Any manufacturing done overseas presents risks associated with quality control, currency exchange rates, foreign laws and customs, timing and loss risks associated with overseas transportation and potential adverse changes in the political, legal and social environment in the host county; and

●
We may have made, and may be required to make, representations as to our right to supply and/or license intellectual property and to our compliance with laws. Such representations are usually supported by indemnification provisions requiring us to defend our customers and otherwise make them whole if we license or supply products that infringe on third-party technologies or violate government regulations.

Any failure to adequately manage risks associated with the manufacture and supply of materials and products could lead to losses (or a decrease in gross profits) from that segment of our business and/or significant liabilities, which would harm our business, operations and financial condition.

If we are sued on a product liability claim, our insurance policies may not be sufficient.

Although we maintain general liability insurance and product liability insurance, our insurance may not cover all potential types of product liability claims to which manufacturers are exposed or may not be adequate to indemnify us for all liability that may be imposed.  Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could harm our business, including our relationships with current customers and our ability to attract and retain new customers.  In addition, if the liability were substantial relative to the size of our business, any uncovered liability could harm our liquidity and ability to continue as a going concern.

Laws regulating the manufacture or transportation of batteries may be enacted which could result in a delay in the production of our batteries or the imposition of additional costs that could harm our ability to be profitable.

At the present time, international, federal, state and local laws do not directly regulate the storage, use and disposal of the component parts of our batteries.  However, laws and regulations may be enacted in the future which could impose environmental, health and safety controls on the storage, use and disposal of certain chemicals and metals used in the manufacture of lithium polymer batteries.  Satisfying any future laws or regulations could require significant time and resources from our technical staff, including those related to possible redesign which may result in substantial expenditures and delays in the production of our product, all of which could harm our business and reduce our future profitability.

The transportation of lithium and lithium-ion batteries is regulated both domestically and internationally.  Under recently revised United Nations recommendations and as adopted by the International Air Transport Association, our batteries and battery systems currently fall within the level such that they are not exempt and require a Class 9 designation for transportation. The revised United Nations recommendations are not U.S. law until such time as they are incorporated into the Hazardous Material Regulations of the U.S. Department of Transportation, or DOT.  However, DOT has proposed new regulations harmonizing with the U.N. guidelines.  At present it is not known if or when the proposed regulations would be adopted by the United States.  Although we fall under the equivalency levels for the United States and comply with all safety packaging requirements worldwide, future DOT or IATA approval process could require significant time and resources from out technical staff and, if redesign were necessary, could delay the introduction of new products.

If our warranty expense estimates differ materially from our actual claims, or if we are unable to estimate future warranty expense for new products, our business and financial results could be harmed.

Our warranty for our products ranges from one to three years from the date of sale, depending on the type of product and its application. We expect that in the future some of our warranties may extend for longer periods.  Because our supply arrangements are negotiated, the scope of our product warranties differ substantially depending upon the product, the purchaser and the intended use; however, we have granted and may grant broad warranties, addressing such issues as leakage, cycle life and decline in power.  We have a limited product history on which to base our warranty estimates. Because of the limited operating history of our batteries and battery systems, our management is required to make assumptions and to apply judgment regarding a number of factors, including anticipated rate of warranty claims, the durability and reliability of our products, and service delivery costs. Our assumptions could prove to be materially different from the actual performance of our batteries and battery systems, which could cause us to incur substantial expense to repair or replace defective products in the future and may exceed expected levels against which we have reserved. If our estimates prove incorrect, we could be required to accrue additional expenses from the time we realize our estimates are incorrect and also face a significant unplanned cash burden at the time our customers make a warranty claim, which could harm our operating results.

In addition, with our new products and products that remain under development, we will be required to base our warranty estimates on historical experience of similar products, testing of our batteries under laboratory conditions and limited performance information learned during our development activities with the customer. As a result, actual warranty claims may be significantly different from our estimates and our financial results could vary significantly from period-to-period.

Product liability or other claims could cause us to incur losses or damage our reputation.

The risk of product liability claims and associated adverse publicity is inherent in the development, manufacturing and sale of batteries and battery system.  Certain materials we use in our batteries, as well as our batteries and battery systems, could, if used improperly, cause injuries to others.  Improperly charging or discharging our batteries could cause fires.  Any accident involving our batteries or other products could decrease or even eliminate demand for our products.  Because some of our batteries are designed to be used in electric and hybrid electric buses, and because vehicle accidents can cause injury to persons and damage to property, we are subject to a risk of claims for such injuries and damages.  In addition, we could be harmed by adverse publicity resulting from problems or accidents caused by third party products that incorporate our batteries.   We could even be harmed by problems or accidents involving competing battery systems, if the market viewed our batteries as being vulnerable to similar problems.  Any such claims, loss of customers or reputation harm would harm our financial results and ability to continue as a going concern.

Our past and future operations may lead to substantial environmental liability.

Virtually any prior or future use of our nanomaterials and titanium dioxide pigment technology is subject to federal, state and local environmental laws. Under such laws, we may be jointly and severally liable with prior property owners for the treatment, cleanup, remediation and/or removal of any hazardous substances discovered at any property we use. In addition, courts or government agencies may impose liability for, among other things, the improper release, discharge, storage, use, disposal or transportation of hazardous substances. If we incur any significant environmental liabilities, our ability to execute our business plan and our financial condition would be harmed.

Certain of our experts and directors reside in Canada or Dubai and may be able to avoid civil liability.

We are a Canadian corporation, and two of our directors and our Canadian legal counsel are residents of Canada. Two directors are residents of Dubai.  As a result, investors may be unable to effect service of process upon such persons within the United States and may be unable to enforce court judgments against such persons predicated upon civil liability provisions of the U.S. securities laws. It is uncertain whether Canadian or Dubai courts would enforce judgments of U.S. courts obtained against us or such directors, officers or experts predicated upon the civil liability provisions of U.S. securities laws or impose liability in original actions against us or our directors, officers or experts predicated upon U.S. securities laws.

We are dependent on key personnel.

Our continued success will depend, to a significant extent, on the services of our executive management team and certain key scientists and engineers. We do not have key man insurance on any of these individuals, nor do we have agreements requiring any of our key personnel to remain with our company.  The loss or unavailability of any or all of these individuals could harm our ability to execute our business plan, maintain important business relationships and complete certain product development initiatives, which would harm our business.

We may issue substantial amounts of additional shares without stockholder approval.

Our articles of incorporation authorize the issuance of an unlimited number of common shares that may be issued without any action or approval by our stockholders. In addition, we have various stock option plans that have potential for diluting the ownership interests of our stockholders. The issuance of any additional common shares would further dilute the percentage ownership of our company held by existing stockholders.

The market price of our common shares is highly volatile and may increase or decrease dramatically at any time.

The market price of our common shares is highly volatile. Our stock price may change dramatically as the result of announcements of product developments, new products or innovations by us or our competitors, uncertainty regarding the viability of our technology or our product initiatives, significant customer contracts, significant litigation or other factors or events that would be expected to affect our business, financial condition, results of operations and future prospects. The market price for our common shares may be affected by various factors not directly related to our business or future prospects, including the following:

●	intentional manipulation of our stock price by existing or future shareholders or a reaction by investors to trends in our stock rather than the fundamentals of our business;

●	a single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares, including by short sellers covering their position;

●	the interest of the market in our business sector, without regard to our financial condition, results of operations or business prospects;

●	positive or negative statements or projections about our company or our industry, by analysts, stock experts and other persons;

●
the adoption of governmental regulations or government grant programs and similar developments in the United States or abroad that may enhance or detract from our ability to offer our products and services or affect our cost structure; and

●	economic and other external market factors, such as a general decline in market prices due to poor economic conditions, investor distrust or a financial crisis.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common shares, our stock price and trading volume could decline.

The trading market for our common shares is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors.  If any of the analysts who may cover us change their recommendation regarding our common shares adversely, or provide more favorable relative recommendations about our competitors, the price of our common shares would likely decline.  If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial market, which in turn could cause the price or trading volume of our common shares to decline.

We may be delisted from the NASDAQ Capital Market if the price of our common shares does not remain above $1.00 per share.

Under NASDAQ rules, a stock listed on the NASDAQ Capital Market must maintain a minimum bid price of at least $1.00 per share. On December 22, 2009, we received a letter from NASDAQ indicating that the bid price of our common shares had closed below the minimum $1.00 per share required for continued listing under NASDAQ Marketplace Rule 5550(a)(2). NASDAQ stated in its letter that, in accordance with Marketplace Rule 5810(c)(3)(A), we have been provided an initial period of 180 calendar days, or until June 21, 2010, to regain compliance with the minimum bid requirement. The letter also states that if at any time before June 21, 2010, the bid price of our common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, the NASDAQ staff will provide us with written notification that we have achieved compliance with the minimum bid requirement. At the close of the grace period, if we have not regained compliance, we may be eligible for an additional grace period of 180 days, if we meet the initial listing standards, with the exception of bid price, for the NASDAQ Capital Market. If we are not eligible for an additional grace period, we will be delisted.

Following any such delisting, our common shares would likely be eligible for quotation on the OTC Bulletin Board or other quotation service. Nonetheless, even if our common shares are quoted on an alternative quotation service, the fact of being delisted from the NASDAQ Capital Market will likely harm the price and trading volume for our common shares, as many institutional shareholders and advisors will not trade in shares listed on the OTC Bulletin Board. Once delisted, our common shares would not be eligible for relisting on the NASDAQ Capital Market until, among other things, our common shares trade at or above $4.00 per share.

Our shareholders have authorized our board of directors to effect a consolidation of our common shares.

Our shareholders have approved a resolution authorizing our board of directors, without further approval of the shareholders, to take all steps necessary to effect, or in its discretion not to effect, at any time on or before May 1, 2011, a consolidation (also known as a reverse split) of our common shares on the basis of a ratio within the range from 3:1 to 10:1, with any fractional share that remains after all shares beneficially held by a holder of the common shares have been consolidated being rounded up to a whole common share, with the ratio to be selected and implemented by the Board of Directors in its sole discretion.  As of the date of this prospectus supplement, based upon its belief that we will qualify for the 180 day additional grace period for continued listing on the NASDAQ Capital Market, our Board of Directors has elected to defer any decision with respect to effecting the consolidation.  It expects, however, to implement a consolidation prior to May 1, 2011 and reserves the right to do so at any time, subject to regulatory restrictions.  Any decision to effect the consolidation, and even the existence of the authority to effect the consolidation, may harm the market price of, and trading volume in, our common shares.

We have never declared a cash dividend and do not intend to declare a cash dividend in the foreseeable future.

We have never declared or paid cash dividends on our common shares. We currently intend to retain any future earnings, if any, for use in our business and, therefore, do not anticipate paying dividends on our common shares in the foreseeable future.

We are subject to various regulatory regimes, and may be adversely affected by inquiries, investigations and allegations that we have not complied with governing rules and laws.

In light of our status as a public company and our lines of business, we are subject to a variety of laws and regulatory regimes in addition to those applicable to all businesses generally.  For example, we are subject to the reporting requirements applicable to Canadian and United States reporting issuers, such as the Sarbanes-Oxley Act of 2002, the rules of the NASDAQ Capital Market and certain state and provincial securities laws. We are also subject to state and federal environmental, health and safety laws, and rules governing U.S. Department of Defense contracts. Such laws and rules change frequently and are often complex.  In connection with such laws, we are subject to periodic audits, inquiries and investigations.  Any such audits, inquiries and investigations may divert considerable financial and human resources and adversely affect the execution of our business plan.

Through such audits, inquiries and investigations, we or a regulator may determine that we are out of compliance with one or more governing rules or laws.  Remedying such non-compliance diverts additional financial and human resources.  In addition, in the future, we may be subject to a formal charge or determination that we have materially violated a governing law, rule or regulation.  We may also be subject to lawsuits as a result of alleged violation of the securities laws or governing corporate laws.  Any charge or allegation, and particularly any determination, that we had materially violated a governing law would harm our ability to enter into business relationships, recruit qualified officers and employees and raise capital.

THE SPECIAL MEETING

Important Notice Regarding the Availability of Proxy Materials for the special meeting to be held on July 30 , 2010.  The Company’s Management Proxy Circular is available on the Internet at http:// www.altairannualmeeting.com.

Solicitation of Proxies

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ALTAIR NANOTECHNOLOGIES INC. OF PROXIES TO BE USED AT THE SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING.  This Circular, the Notice of meeting attached hereto, and the accompanying form of proxy are first being mailed to the shareholders of the Company on or about  June 28 , 2010.  It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by email, by facsimile or by telephone by officers and employees of the Company without additional compensation therefore.  In addition, D. F. King & Co. Inc. has been retained to assist in soliciting proxies and tabulating votes.

The cost of solicitation by management will be borne directly by the Company.  We have retained D. F. King & Co. Inc. to assist with the solicitation of proxies and tabulating votes for an estimated fee of $10,000, plus reasonable out-of-pocket expenses.  Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of the common shares held by such persons, and the Company will reimburse such brokerage firms, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE SPECIAL MEETING MAY DO SO either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the special meeting, or by delivering the completed proxy to the chairman of the special meeting on the day of the special meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the Company’s principal office located at 204 Edison Way, Reno, Nevada, 89502, U.S.A. at any time up to and including the last business day preceding the day of the special meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the special meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

THE COMMON SHARES REPRESENTED BY A DULY COMPLETED PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, SUCH COMMON SHARES WILL BE VOTED ACCORDINGLY.  UNLESS OTHERWISE INDICATED ON THE FORM OF PROXY, SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOR OF PERSONS DESIGNATED IN THE PRINTED PORTION OF THE ENCLOSED FORM OF PROXY WILL BE VOTED (I) TO APPROVE A SPECIAL RESOLUTION AUTHORIZING THE COMPANY TO CHANGE OUR JURISDICTION OF INCORPORATION FROM THE FEDERAL JURISDICTION OF CANADA TO THE STATE OF NEVADA IN THE UNITED STATES OF AMERICA THROUGH ADOPTION OF ARTICLES OF DOMESTICATION AND NEW ARTICLES OF INCORPORATION AND (II) TO ADJOURN THE SPECIAL MEETING IN ORDER TO SOLICIT ADDITIONAL PROXIES, IF THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO APPROVE THE DOMESTICATION.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the special meeting.  At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the special meeting.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of an unlimited number of common shares.  As of June 10, 2010, the Company had 105,400,728 common shares issued and outstanding.
The Company shall make a list of all persons who are registered holders of common shares as of the close of business on  June 10,  2010 (the “Record Date”) and the number of common shares registered in the name of each such person on that date.  Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list.

One-third of the outstanding common shares entitled to vote, represented in person or by properly executed proxy, is required for a quorum at the special meeting.  Abstentions, or withhold votes, will be counted as “represented” for purposes of determining the presence or absence of a quorum.  Complete broker non-votes, which are indications by a broker that it does not have discretionary authority to vote on any of the matters to be considered at the special meeting, will not be counted as “represented” for the purpose of determining the presence or absence of a quorum.

To the knowledge of the directors and executive officers of the Company, only one holder, Al Yousuf, LLC, directly or indirectly, exercises control or direction of over more than 10% of the common shares outstanding.  According to a Form 4 filed by Al Yousuf, LLC on June 26, 2009, the affiliate group beneficially owns 20,211,132 common shares representing 19.2 % of the outstanding common shares as of June 10, 2010.

Under the CBCA:

●
Proposal No. 1, our change of jurisdiction from Canada to Nevada by means of a domestication requires the affirmative vote, in person or by proxy, of not less than two-thirds of the votes cast by the shareholders who vote in respect of the resolution once a quorum is established and

●
Proposal No. 2, authorizing adjournment of the special meeting if necessary to solicit additional proxies, if there are not sufficient votes at the time of the special meeting to approve the domestication resolution, requires that the votes cast in favor of the proposal exceed the votes case against the proposal.

Abstentions, withhold votes and broker non-votes will not have the effect of being considered as votes cast against any of the matters considered at the special meeting.

Exchange Rate Information

The following exchange rates represent the noon buying rate in New York City for cable transfers in Canadian Dollars (CDN. $), as certified for customs purposes by the Federal Reserve Bank of New York.  The following table sets forth, for each of the years indicated, the period-end exchange rate, the average rate (i.e., the average of the exchange rates on the last day of each month during the period), and the high and low exchange rates of the U.S. Dollar (U.S. $) in exchange for the Canadian Dollar (CDN. $) for the years indicated below, based on the noon buying rates.

For the Year Ended December 31,
	2009	2008	2007	2006	2005
(Each U.S. Dollar Purchases the Following Number of Canadian dollars)
High	1.2940	1.3013	1.1852	1.1726	1.2703
Low	1.0281	0.9709	0.9168	1.0989	1.1507
Average	1.1410	1.0667	1.0734	1.1340	1.2083
Year End	1.0532	1.2228	0.9881	1.1652	1.1656

PROPOSAL NO. 1 – THE DOMESTICATION

General

The Board of Directors is proposing to change our jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Nevada through a transaction called a “continuance” under Section 188 of the CBCA, also referred to as a “domestication” under Section 92A.270 of the Nevada Revised Statutes, and approve new articles of incorporation to be effective on the date of the domestication.  We will become subject to Nevada corporate law on the date of our domestication, but will be deemed for the purposes of Nevada corporate law to have commenced our existence in Nevada on the date we originally commenced our existence in Canada. Under Nevada corporate law, a corporation becomes domesticated in Nevada by filing Articles of Domestication and articles of incorporation for the corporation being domesticated. The Board of Directors has unanimously approved our domestication and the related articles of incorporation of Altair Nevada, believes it to be in our best interests and in the best interests of our shareholders, and unanimously recommends approval of the domestication and the approval of the articles of incorporation of Altair Nevada to our shareholders.

The domestication will be effective on the date set forth in the articles of domestication and the articles of incorporation, as filed with the office of the Secretary of State of the State of Nevada. Thereafter, we will be subject to the articles of incorporation filed in Nevada, a copy of which is attached to this Circular as Exhibit C. We will be discontinued in Canada as of the date shown on the certificate of discontinuance issued by the Director appointed under the CBCA, which we expect to be the date of domestication in Nevada. The common stock of Altair Nevada will continue to be listed on the NASDAQ Capital Market under the trading symbol “ALTI”, and Altair Nevada will continue to be subject to the rules and regulations of the NASDAQ Capital Market and the obligations imposed by each securities regulatory authority in the United States, including the SEC. Altair Nevada will continue to file periodic reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Upon our domestication, the Board of Directors intends to adopt bylaws, copies of which are attached to this Circular as Exhibit D. A copy of Section 190 of the CBCA addressing dissenters’ rights in connection with the continuance is attached to this Circular as Exhibit E.

The domestication will not interrupt our corporate existence or operations, or the trading market of the common shares.  Each outstanding common share at the time of the domestication will remain issued and outstanding as a share of common stock of Altair Nevada after our corporate existence is continued from Canada under the CBCA and domesticated in Nevada under Nevada corporate law.

Principal Reasons for the Domestication

Our Board has determined that the domestication will enhance our ability to engage in strategic joint venture, acquisition and disposition transactions. The Board of Directors believes that the domestication will eliminate certain regulatory burdens imposed by the CBCA, limit reporting requirements under the Canadian securities laws, and give the Company flexibility in its management and Board structure.  In addition, the achievement of our strategic goals would be enhanced by our clear and unambiguous identification as a U.S. corporation.

Our corporate headquarters and all of our operations are located in United States. We have reported under the rules governing U.S. issuers for over 10 years.  Most of our shareholders reside in the United States, and our common shares are listed exclusively on the NASDAQ Capital Market. Despite this connection with the United States, we believe we are not uniformly perceived by potential strategic partners as a U.S. company. For example, the Company has from time to time engaged in discussions with respect to acquisitions, dispositions or joint ventures.  In these discussions, other parties have raised concerns about whether the Company’s status as a CBCA corporation creates tax liabilities and unnecessary regulatory risks or burdens.   Investors have also raised questions stemming from the Company’s status as a CBCA corporation.  The Board of Directors believes that the Company’s ability to enter into strategic, capital raising and other transactions would be enhanced if the Company were domiciled in the United States.

In considering its recommendation in favor of the domestication, our Board weighed the estimated tax liability to us arising from the domestication itself. See "Proposal No. 1 — The Domestication — "United States Federal Income Tax Considerations" and "Proposal No. 1 – The Domestication – Canadian Federal Income Tax Considerations". With the assistance of professional advisors, we have reviewed our assets, liabilities, paid-up capital and other tax balances and assuming that the market price of our common shares does not exceed $1.50 per share (proportionately adjusted for any consolidation of our common shares) and that the exchange rate of the Canadian dollar to the U.S. dollar is CDN $1.00 equals $0.95, it is anticipated that there will not be any Canadian federal income tax arising on the continuance.  Due to the recent decline in the share price of the common shares, this potential tax liability would be substantially less than it would have been if the domestication had occurred in prior years.  Moreover, if the Company's revenues grow, assets increase and stock price increases, as anticipated in 2010 and beyond, the tax consequences to the Company of domestication to the United States would increase (and if the Company becomes profitable and had positive profits and earnings, there would be tax consequences for shareholders).  After weighing the estimated tax liability from this transaction, the Board of Directors determined that the potential benefits of the transaction outweigh the costs, particularly since the tax liability associated with effecting the transaction in 2010 is less than it would have been in previous years and possibly less than it would be in future years.

The Board of Directors believes that the domestication will eliminate certain regulatory burdens and provide more flexibility with the structuring of the Company’s management. As a corporation continued under the CBCA, the Company is subject the corporate requirements of the CBCA and the reporting requirements of Canadian securities laws, which are similar to the reporting requirements under the U.S. Securities Exchange Act of 1934, as amended. Post-continuation, the Company will likely be classified an SEC foreign issuer (“SEC Foreign Issuer”), which will limit the amount of Canadian specific securities reporting requirements, and allow the Company to satisfy much of the remainder of its securities reporting obligations in Canada, by filing copies of its SEC compliant securities disclosure on the Canadian SEDAR system.   The domestication will also limit certain disclosure and compliance requirements arising under the CBCA, such as limiting the number of corporate actions that require shareholder approval and limiting the situations under which dissenters rights would apply.  In addition, certain restrictions under the CBCA have limited the Company’s management structure.  The CBCA requires that at least 25% of the directors of the Company be Canadian residents, which places limitations on the Company’s recruiting and retention of directors.  Also, the Company would have greater flexibility to choose the location of future shareholder meetings in major east or west coast cities that might be more convenient for shareholders. Currently, the Company is limited to scheduling the annual meeting in Canada or Nevada.  The Company believes that domesticating in Nevada will eliminate these regulatory burdens and provide more flexibility with the structuring of the Company’s management.

The Board of Directors also believes that the domestication may assist the Company in obtaining additional grants and contracts from the United States government.  The Company is currently performing work for the Office of Naval Research and has earned revenues of approximately $3.7 million from these government grants over the past two years.  The Board of Directors believes that the Company’s ability to expand its relationship with various U.S. government agencies would be enhanced if the Company were not only located in the United States, but also incorporated in the United States.

The Board of Directors chose the State of Nevada to be our domicile because it believes the more favorable corporate environment afforded by Nevada will help us compete more effectively with other public companies in raising capital and in attracting and retaining skilled, experienced personnel.  Additionally, our corporate headquarters are located in Nevada, and we have a familiarity with the local regulatory, government, and legal climate in this jurisdiction.

For the reasons set forth above, our Board believes that the estimated benefits of domestication outweigh the detriment attributable to our potential tax liability.

Effects of the Domestication

There are material differences between Canadian corporate law and Nevada corporate law with respect to shareholders’ rights, and Nevada law may offer shareholders more or less protection depending on the particular matter. A detailed overview of the material differences is set forth below.

Applicable Law. As of the effective date of the domestication, our legal jurisdiction of incorporation will be Nevada, and we will no longer be subject to the provisions of the CBCA. All matters of corporate law will be determined under Nevada corporate law. We will retain our original incorporation date in Canada as our date of incorporation for purposes of Nevada corporate law.

Assets, Liabilities, Obligations, Etc. Under Nevada law, as of the effective date of the domestication, all of our assets, property, rights, liabilities and obligations immediately prior to the domestication will continue to be our assets, property, rights, liabilities and obligations immediately after the domestication. Canadian corporate law ceases to apply to us on the date shown on the certificate of discontinuance to be issued by the Director appointed under the CBCA, which we expect to be the date of domestication in Nevada. We will thereafter become subject to the obligations imposed under Nevada corporate law.

Business and Operations. The domestication, if approved, will effect a change in the legal jurisdiction of incorporation as of the effective date of the domestication, but our business and operations will remain the same.

Officers and Directors

Our Board currently consists of seven members: Jon Bengtson, Terry Copeland, Hossein Asrar Haghighi, George Hartman, Alexander Lee, Pierre Lortie, and Robert G. van Schoonenberg.  These directors have been nominated for election at our upcoming annual and special meeting, and subject to their re-election at the annual and special meeting, the Board of Directors will consist of the same seven individuals after the domestication. Immediately following the domestication, our officers will also be unchanged. Our executive officers are Terry M. Copeland (CEO and President), John C. Fallini (Chief Financial Officer), Bruce J. Sabacky (Chief Technology Officer), Stephen A. Balogh (Vice President of Human Resources), C. Robert Pedraza (Vice President of Strategy and Business Development), Daniel Voelker (Vice President of Engineering & Operations), and Tom Kieffer (Vice President of Marketing and Sales).

Treatment of the Outstanding Capital Stock, Options and Warrants

The existing share certificates representing our common shares will continue to represent the same number of shares of common stock of Altair Nevada after the domestication without any action on your part. You will not be required to exchange any share certificates. We will only issue new certificates to you representing shares of capital stock of Altair Nevada upon a transfer of your shares or at your request. Holders of our outstanding options and warrants will continue to hold the same securities, which will remain exercisable for an equivalent number of shares of the same class of common stock of Altair Nevada, for the equivalent exercise price per share, without any action by the holder.

The Shareholders Rights Plan

The Company has issued rights under that certain Amended and Restated Shareholder Rights Plan Agreement, dated October 15, 1999, by and between the Company and Equity Transfer Services Inc., as further amended by that certain Amendment No. 1 to Amended and Restated Shareholder Rights Plan Agreement dated October 6, 2008 (collectively, the “Rights Agreement”), to all holders of common shares.  The rights are not exercisable, are evidenced by the common shares and transfer with, and only with, the common shares.  With certain exceptions, if a person becomes the owner of 15% or more of the outstanding common shares without an appropriate waiver, exception, amendment or redemption, each right becomes exercisable and entitles the holder to purchase from us for $20, as adjusted for stock splits and consolidations, a number of common shares having a market price of $80, as adjusted for stock splits and consolidations.  Rights outstanding under the rights Agreement shall remain outstanding following the domestication and shall become, subject to the terms and conditions of the Rights Agreement, rights to purchase the common stock of Altair Nevada.

Treatment of Effective Registration Statements

Rule 414 under the Securities Act provides that, if an issuer has been succeeded by another issuer incorporated under the law of another state or foreign government for the purpose of changing the state or country of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by the registration statement, provided that (a) immediately prior to the succession, the successor issuer had no assets or liabilities other than nominal assets and liabilities; (b) the succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer; (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act; and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act and the amendment has become effective.  Accordingly, Altair Nevada will be permitted to adopt currently effective registration statement by filing a post-effective amendment to the registration statements expressly adopting the registration statements as its own.   Without limiting the generality of the prior paragraph, Altair Nevada will file a post-effective amendment to the registration statement of which this prospectus is a part expressly adopting such registration statement as its own registration statement for all purposes of the Securities Act and the Exchange Act immediately after articles of domestication are filed.

Proposed Consolidation (Reverse Stock Split)

At its Annual and Special Meeting of Shareholders on May 24, 2010, the shareholders approved a resolution authorizing the Board of Directors, without further approval of the shareholders, to take all steps necessary to effect, or in its discretion not to effect, at any time on or before May 1, 2011, a consolidation (also known as a reverse split) of the common shares of the Company on the basis of a ratio within the range of one post-consolidation common share for every three pre-consolidation common shares (3:1) to one post-consolidation common share for every ten pre-consolidation common shares (10:1), with any fractional share that remains after all shares beneficially held by a holder of the common shares have been consolidated being rounded up to a whole common share, with the ratio to be selected and implemented by the Board of Directors in its sole discretion. Altair Canada has not effected the consolidation as of the date of this Circular; however, the Company may effect the consolidation prior to effecting the domestication proposed in this Circular.

The number of shares of common stock of Altair Nevada authorized in the proposed Articles of Incorporation of Altair Nevada attached hereto as Exhibits C is 500,000,000; provided, however, if a consolidation of the common shares of Altair Canada is effected prior to the domestication of Altair Canada to Nevada, the number of authorized shares of common stock of Altair Nevada will be reduced to the greater of (a) the product of 500,000,000 multiplied by inverse of the consolidation ratio selected by Altair Canada for its common shares (i.e. 1/7 for a 7 to 1 consolidation), and (b) 200,000,000.

Shareholder Approval

The domestication is subject to various conditions, including approval of the special resolution authorizing the domestication and the approval of the articles of incorporation of Altair Nevada from our shareholders. A copy of the special resolution is attached to this Circular as Exhibit A. Under the CBCA, approval of the domestication affirmative votes, whether in person or by proxy from at least two-thirds of the votes cast by the holders of our common shares with respect to the matter, at the special meeting where a quorum of one-third of our total outstanding common shares is present. Assuming we receive the requisite shareholder approval for the domestication, our Board will retain the right to terminate or abandon the domestication if it determines that consummating the domestication would be inadvisable or not in our or our shareholders’ best interests, or if all of the respective conditions to consummation of the domestication have not occurred. There are no time limits on the duration of the authorization resulting from a favorable shareholder vote.

Regulatory and Other Approvals and Board Discretion

The change of jurisdiction is subject to the authorization of the Director appointed under the CBCA. The Director is empowered to authorize the change of jurisdiction if, among other things, he is satisfied that the change of jurisdiction will not adversely affect our creditors or shareholders.

Subject to the authorization of the continuance by the Director appointed under the CBCA, and the approval of our Board and shareholders, we anticipate that we will file with the Secretary of State of the State of Nevada an Articles of Domestication and an articles of incorporation pursuant to Section 92A.270 of Nevada Revised Statutes, and that we will be domesticated in Nevada on the effective date of such filings. Promptly thereafter, we intend to give notice to the Director appointed under the CBCA that we have been domesticated under the laws of the State of Nevada and request that the Director appointed under the CBCA issue us a certificate of discontinuance bearing the same date as the date of effectiveness of our Articles of Domestication and articles of incorporation by the Secretary of State of the State of Nevada.

The Board of Directors has reserved the right to terminate or abandon our domestication at any time prior to its effectiveness, notwithstanding shareholder approval, if it determines for any reason that the consummation of our domestication would be inadvisable or not in the best interest of the Company and its shareholders.  Dissenting shareholders have the right to be paid the fair value of their shares under Section 190 of the CBCA. If the number of share exercising dissenting rights approaches or exceeds 1% or more of the outstanding common shares, it is anticipated that the Board of Directors would not effect the domestication because of the associated cash expense.

Comparison of Shareholder Rights

The principal attributes of our capital stock before and after domestication are comparable; however, there will be material differences in the rights of our shareholders under Nevada law as described below.

General.  On the effective date of the domestication, we will be deemed for the purposes of Nevada corporate law to have been incorporated under the laws of the State of Nevada from our inception and we will be governed by the Nevada articles of incorporation filed with the Articles of Domestication. Differences between Canadian corporate law and Nevada corporate law and between our current articles of continuance and bylaws and the proposed Nevada articles of incorporation and bylaws will result in various changes in the rights of our shareholders. The following summary comparison highlights provisions of applicable Canadian corporate law and our current Canadian articles of incorporation and bylaws as compared to Nevada corporate law and the proposed articles of incorporation and bylaws of Altair Nevada. The proposed articles of incorporation and bylaws of Altair Nevada are attached to this Circular as Exhibit C and Exhibit D, respectively.

Capital Structure. Under our current Canadian articles of incorporation, we presently have the authority to issue an unlimited number of common shares, without par value. Under our proposed Nevada articles of incorporation, the total number of shares of capital stock that Altair Nevada will have the authority to issue is 500,000,000 shares of common stock, $.001 par value; provided, however, if Altair Canada implements a consolidation (a/k/a reverse stock split) of its common shares prior to the domestication of Altair Canada to Nevada, the number of authorized shares of common stock  of Altair Nevada shall be reduced to the greater of (a) the product of 500,000,000 multiplied by inverse of the consolidation ratio selected by Altair Canada for its common shares (i.e. 1/7 for a 7 to 1 consolidation), and (b) 200,000,000.

Under Canadian law, there is no franchise tax on our authorized capital stock. Pursuant to Nevada law, there is also no franchise tax; however, there, is a fee based upon the capitalization of the corporation upon incorporation, which will be approximately $35,000 for Altair Nevada, and a similar fee if authorized capitalization is increased.

Shareholder Approval; Vote on Extraordinary Corporate Transactions. Canadian law generally requires a vote of shareholders on a greater number and diversity of corporate matters than Nevada law.   In addition to requiring shareholder approval for amendments to the articles of incorporation (or continuance) and for mergers and similar extraordinary transactions, shareholder approval is required under Canadian law if the size of the Board of Directors is increased or decreased by more than 1/3 between shareholder meetings and bylaw amendments must be submitted to shareholders for approval, rejection or amendment at the next shareholders meeting. Under the CBCA, many extraordinary matters requiring shareholder approval must be approved by not less than two-thirds of the votes cast by shareholders who voted on those matters.  Depending upon the number of shares that vote on such a matter, this threshold may be lower or higher than the requirement in Nevada that most extraordinary items be approved by a majority of outstanding shares.

Under Nevada law, a sale, lease or exchange of all or substantially all the property or assets of a Nevada corporation or an amendment to its articles of incorporation requires the approval of the holders of a majority of the voting power of the outstanding shares entitled to vote thereon. Mergers or consolidations also generally require the approval of the holders of a majority of the outstanding voting power of the corporation. However, stockholder approval is not required by a Nevada corporation if such corporation’s articles of incorporation are not amended by the merger; each share of stock of such corporation outstanding immediately prior to the merger will be an identical outstanding share of the surviving corporation after the effective date of the merger, and the number of voting shares  or participating shares outstanding immediately after the merger, plus the number of voting shares or participating shares, as the case may be, issued as a result of the merger, will not exceed by more than 20 percent the total number of participating shares outstanding immediately before the merger. In addition, stockholder approval is not required by a Nevada corporation if it is the surviving corporation in a merger with a subsidiary if the stock rights, powers and preferences are the same following the merger, the bylaws and articles of incorporation are substantially the same following the merger, the directors remain the same, and certain other requirements set forth in Nevada corporate law are satisfied.

Amendments to the Governing Documents.  Under Canadian law, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders voting on the resolution. If the proposed amendment would affect a particular class of securities in certain specified ways, the holders of shares of that class would be entitled to vote separately as a class on the proposed amendment, whether or not the shares otherwise carried the right to vote. When directors make, amend or repeal a bylaw, they are required under the CBCA to submit the change to shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the bylaw, the amendment or the repeal with the approval of a majority of the votes cast by shareholders who voted on the resolution.

Under Nevada corporate law, an amendment to a corporation’s articles of incorporation requires the approval of holders of a majority of the voting power of the outstanding stock entitled to vote on the matter. In addition, under Nevada corporate law, if the amendment to the articles of incorporation would adversely alter or change any preference or any relative or other right given to any class or series of outstanding shares, that class is entitled to vote separately on the amendment whether or not it is designated as voting stock. Nevada corporate law allows for a corporation’s articles of incorporation to specifically deny any right of a class of shares the right to vote when such class would be adversely affected.  Because Altair Nevada will have only one class of stock and such class will not be divided into series, the proposed articles of incorporation of Altair Nevada do not address the right of any class to such voting rights.  Furthermore, if the proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect that class adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment would be considered a separate class for purposes of the class vote. Nevada corporate law gives the directors the power to adopt, amend or repeal the bylaws of the Nevada corporation, subject to any bylaws adopted by the stockholders, but permits the articles of incorporation to reserve the right to amend the bylaws solely to the Board of Directors. The proposed bylaws of Altair Nevada provide that its bylaws may be amended or repealed only by unanimous vote of the Board of Directors or by the shareholders.  Unlike Canadian law, there is no requirement to submit changes to the bylaws to stockholders under Nevada law.

Place of Meetings. The CBCA provides that meetings of shareholders must be held at the place within Canada provided in the bylaws or, in the absence of such provision, at the place within Canada that the directors determine. A meeting of shareholders may be held at a place outside of Canada if the place is specified in the articles of incorporation or all the shareholders entitled to vote at the special meeting agree that the special meeting is to be held at that place. Our articles of continuance provide that meetings of shareholders may be held at our registered office or outside of Canada in the State of Nevada.

Nevada corporate law provides that meetings of the stockholders may be held at any place in or outside of Nevada designated by, or in the manner provided in, the articles of incorporation or bylaws. The proposed bylaws of Altair Nevada provide that meetings of the stockholders will be held at any place in or out of Nevada as designated by the Board of Directors.

Quorum of Shareholders. The CBCA provides that, unless the bylaws provide otherwise, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the special meeting) if holders of a majority of the shares entitled to vote at the special meeting are present in person or represented by proxy. The current bylaws provide that the presence of not less than 33% of the shares entitled to vote at the special meeting are present in person or represented by proxy constitutes a quorum.

Under Nevada corporate law, the articles of incorporation or bylaws may specify the required quorum. The proposed articles and bylaws of Altair Nevada provide that the presence of two stockholders, represented in person or by proxy, holding no less than one-third of the voting power of the outstanding shares entitled to vote at the special meeting shall constitute a quorum at a meeting of stockholders.

Call of Meetings. The CBCA provides that holders of not less than five percent of our issued voting shares may requisition the directors requiring them to call and hold a special meeting for the purposes stated in the requisition.  In addition, under the CBCA, the directors of the Company may cause a corporation to call a special meeting of shareholders at any time.

Nevada corporate law provides that, except as set forth in the articles or bylaws of a corporation, a special meeting of the stockholders may be called by the Board of Directors, any two directors, the corporation’s president, or by any person or persons as may be authorized by the articles of incorporation or bylaws. The proposed bylaws of Altair Nevada provide that a special meeting of stockholders may be called by the Chief Executive Officer (or if none exists, by the President), the Chairman of the Board, or any two directors.

Shareholder Consent in Lieu of Meeting. Under the CBCA, shareholders can take action by written resolution and without a meeting only if all shareholders entitled to vote on that resolution sign the written resolution.

Under Nevada corporate law, unless otherwise limited by the articles of incorporation, stockholders may act by written consent without a meeting if holders of outstanding stock representing not less than the minimum number of votes that would be necessary to take the action at an annual or special meeting execute a written consent providing for the action. The proposed articles of incorporation of Altair Nevada prohibit action by written consent of the stockholders.

Director Qualification and Number. The CBCA states that a distributing corporation must have no fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. Additionally, at least 25% of the directors must be Canadian residents unless the corporation has fewer than four directors, in which case at least one director must be a Canadian resident. Our current articles of continuance prescribe a minimum of three and a maximum of nine directors.

Nevada corporate law has no similar requirements; however, the governance standards of the NASDAQ Capital Market require the majority of a listed company’s Board to be independent. The proposed bylaws of Altair Nevada prescribe a minimum of three and a maximum of nine directors, with the exact number of directors within such range to be determined by the Board of Directors.  The proposed bylaws also require unanimous approval of the Board of Directors or approval of the stockholders in order to increase the number of directors above nine.

Fiduciary Duty of Directors.  Directors of a corporation incorporated or organized under the CBCA corporate law have fiduciary obligations to the corporation and its shareholders. The CBCA requires directors of a Canadian corporation, in exercising their powers and discharging their duties, to act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Under Nevada common law, directors have a duty of care and a duty of loyalty. The duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty is the duty to act in good faith, not out of self-interest, and in a manner which the directors reasonably believe to be in the best interests of the stockholders. In addition, Nevada corporate law provides that a transaction between a Nevada corporation and one of its directors or officers or an entity affiliated with one of its directors or officers is not voidable solely for such reason so long as either (i) the material facts of the director’s or officer’s interest in the transaction are disclosed to the Board of Directors and a majority of the disinterested directors approve the transaction, (ii) the material facts of the director’s or officer’s interest in the transaction are disclosed to the stockholders and the transaction is specifically approved in good faith by the stockholders, (iii) the director’s or officer’s interest in the transaction are not known to such director or officer at the time the transaction is brought before the Board of Directors for action or (iv) the transaction is fair to the Nevada corporation at the time approved by the Board of Directors or stockholders.

Personal Liability of Directors. The CBCA prescribes circumstances where directors can be liable for malfeasance or nonfeasance. Certain actions to enforce a liability imposed by the CBCA must be brought within two years from the date of the resolution authorizing the act at issue. A director will be deemed to have complied with his fiduciary obligations to the corporation under the CBCA if he relied in good faith on:

●	financial statements represented to him by an officer or in a written report of the auditors fairly reflecting the financial condition of the corporation; or
●	a report of a person whose profession lends credibility to a statement made by the professional person.

The CBCA also contains other provisions limiting personal liability of a corporation’s directors.

Nevada corporate law provides that, unless a corporation’s articles provide for greater individual liability, a director is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (a) the act or failure to act constituted a breach of his fiduciary duties as a director or officer and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.  The proposed articles of incorporation of Altair Nevada limit the liability of directors to Altair Nevada and its stockholders to the extent permitted by law.

Indemnification of Officers and Directors.  Under the CBCA and pursuant to our current bylaws, we will indemnify present or former directors or officers against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment that is reasonably incurred by the individual in relation to any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us. In order to qualify for indemnification such directors or officers must:

●	have acted honestly and in good faith with a view to the best interests of the corporation; and
●	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his conduct was lawful.

The CBCA also provides that such persons are entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred in connection with the defense of any such proceeding if the person was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the person ought to have done, and otherwise meets the qualifications for indemnity described above.

Nevada law permits a corporation to indemnify its present or former directors and officers, employees and agents made a party, or threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person:

●	acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and
●	with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; and
●	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

In a derivative action, or an action by or in the right of the corporation, the corporation is permitted to indemnify directors, officers, employees and agents against expenses actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they;

●	acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation; and

●	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

However, in such a case, no indemnification shall be made if the person is adjudged liable to the corporation, unless and only to the extent that, the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability to the corporation.

Indemnification is mandatory if the person is successful on the merits or otherwise in defense of any action, suit or proceeding referred to above.   Discretionary indemnification is permitted only if approved by:

●	the shareholders;

●	the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

●	if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

●	if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Nevada corporate law allows the corporation to advance expenses before the resolution of an action, if in the case of current directors and officers, such persons agree to repay any such amount advanced if they are later determined not to be entitled to indemnification. The proposed bylaws of Altair Nevada generally provide for mandatory indemnification and advancement of expenses of our directors and officers to the fullest extent permitted under Nevada law. Following the domestication, Altair Nevada intends to update or reaffirm existing indemnity agreements with each of our officers and directors. In addition, Altair Nevada intends to continue to carry liability insurance for its and its subsidiaries’ officers and directors.

Derivative Action. Under the CBCA, a complainant, who is defined as either a present or former registered holder or beneficial owner of a security of a corporation or any of its affiliates; a present or former director or officer of a corporation or any of its affiliates; the Director appointed under the CBCA; or any other person who, in the discretion of a court, is a proper person to make an application under the CBCA relating to shareholder remedies, may apply to the court for the right to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or to intervene in an existing action to which they are a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the entity. Under the CBCA, the court must be satisfied that:

●
the complainant has given proper notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action;

●	the complainant is acting in good faith; and
●	it appears to be in the interest of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it sees fit including orders pertaining to the control or conduct of the lawsuit by the complainant or the making of payments to former and present shareholders and payment of reasonable legal fees incurred by the complainant.

Similarly, under Nevada law, a stockholder may bring a derivative action on behalf of the corporation to enforce a corporate right, including the breach of a director’s duty to the corporation. Nevada law requires that the plaintiff in a derivative suit be a stockholder of the corporation at the time of the wrong complained of and that the plaintiff make a demand on the directors of the corporation to assert the corporate claim unless the demand would be futile.

Dissenters’ Rights. The CBCA provides that shareholders of a corporation entitled to vote on certain matters are entitled to exercise dissent rights and demand payment for the fair value of their shares. Dissent rights exist when there is a vote upon matters such as:

●	any amalgamation with another corporation (other than with certain affiliated corporations);
●	an amendment to our articles of incorporation to add, change or remove any provisions restricting the issue, transfer or ownership of shares;
●	an amendment to our articles of incorporation to add, change or remove any restriction upon the business or businesses that the corporation may carry on;
●	a continuance under the laws of another jurisdiction;
●	a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and
●	a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation.
●	a going-private transaction or squeeze-out transaction.

However, a shareholder is not entitled to dissent if an amendment to the articles of incorporation is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Nevada corporate law grants dissenter’s rights only in the case of certain mergers, share exchangers, consolidation, fundamental changes in which only cash or script will be received,  not in the case of other fundamental changes such as the sale of all or substantially all of the assets of the corporation or amendments to the articles of incorporation, unless so provided in the corporation’s articles of incorporation, bylaws, or a resolution of the corporation’s Board. The proposed articles of incorporation of Altair Nevada do not include any such provisions. Under Nevada law, stockholders who have neither voted in favor of nor consented to the merger or consolidation have the right to seek appraisal of their shares in connection with certain mergers or consolidations by demanding payment in cash for their shares equal to the fair value of such shares. Fair value is determined by a court in an action timely brought by the stockholders who have properly demanded appraisal of their shares. In determining fair value, the court may consider all relevant factors, including the rate of interest which the resulting or surviving corporation would have had to pay to borrow money during the pendency of the court proceeding.

No appraisal rights are available for shares of any class or series listed on a national securities exchange (such as shares of our common stock) or held of record by more than 2,000 stockholders. However, appraisal rights are available if the agreement of merger or consolidation would require the holders of stock to accept for their stock anything except:

●	stock of the surviving corporation;
●	stock of another corporation which is either listed on a national securities exchange or held of record by more than 2,000 stockholders;
●	cash in lieu of fractional shares; or
●	some combination of the above.

In addition, under Nevada law, appraisal rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

Oppression Remedy. Under the CBCA, a complainant has the right to apply to a court for an order where an act or omission of the corporation or an affiliate effects a result, or the business or affairs of which are or have been conducted in a manner, or the exercise of the directors’ powers are or have been exercised in a manner, that would be oppressive or unfairly prejudicial to or would unfairly disregard the interest of any security holder, creditor, director or officer of the corporation. On such application, the court may make any interim or final order it thinks fit, including an order restraining the conduct complained of.

There are no equivalent statutory remedies under Nevada corporate law; however, stockholders may be entitled to remedies for a violation of a director’s fiduciary duties.

Business Combinations.  Sections 78.411 to 78.444 of the Nevada Revised Statutes contain provisions limiting business combinations between “resident domestic corporations” and “interested stockholders.” These sections provide that the resident domestic corporation and the interested stockholder may not engage in specified business “combinations” for three years following the date the person became an interested stockholder unless the Board of Directors approved, before the person became an interested stockholder, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

These sections of Nevada corporate law also contain limitations on transactions entered into with the interested stockholder after the expiration of the three-year period following the date the person became an interested stockholder. Certain exceptions to these restrictions apply if specified criteria suggesting the fairness of a combination are satisfied. For purposes of these provisions, “resident domestic corporation” means a Nevada corporation that has 200 or more stockholders of record and “interested stockholder” means, with certain exceptions, any person, other than the resident domestic corporation or its subsidiaries, who is:

●	the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

●
an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding shares of the resident domestic corporation.

Business combinations for this purpose include:

●	a merger or plan of share exchange between the resident domestic corporation or a subsidiary and the interested stockholder or, after the merger or exchange, an affiliate;

●
any sale, lease, mortgage or other disposition to the interested stockholder or an affiliate of assets of the corporation having a market value equal to 5% or more of the market value of the assets of the corporation, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation;

●
specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% or more of the aggregate market value of all outstanding shares of capital stock of the corporation to the interested stockholder or an affiliate; and

●	certain other transactions that have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the interested stockholder.

Pursuant to the articles of incorporation, Altair Nevada has opted out of these provisions as permitted by Section 78.434(5) of the Nevada Revised Statutes; however, were the articles of incorporation to be amended to eliminate the opt-out provision, the above-described provisions of the Nevada corporate law would limit certain transactions with interested stockholders.

There is no comparable provision relating to business combinations under the CBCA, but restrictions on business combinations do exist under applicable Canadian securities laws.

Acquisition of Controlling Interest.  Sections 78.378-78.3793 of the Nevada Revised Statutes include “acquisition of controlling interest” provisions.  If applicable to a Nevada corporation, the provisions restrict the voting rights of certain stockholders that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.”  For purposes of these provisions, a “controlling interest” means, with certain exceptions, the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more, of all voting power in the election of directors, and “issuing corporation” means a Nevada corporation which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation.  The restrictions of sections 78.38-78.3793 of the Nevada Revised Statutes will not apply to shares of capital stock of Altair Nevada following the domestication because Altair Nevada does not have a 100 or more stockholders of records with addresses in Nevada and because Altair Nevada’s bylaws and articles of incorporation opt out of such provisions; however, if any time Altair Nevada has at least 100 Nevada stockholders of record located in Nevada and amends the articles of incorporation to opt in to such provisions, the above-described provisions of Nevada corporate law would limit certain transactions with persons acquiring a controlling interest.

There is no comparable provision relating to business combinations under the CBCA, but restrictions on business combinations do exist under applicable Canadian securities laws.

Ability of Board to Increase or Decrease Outstanding and Issued Shares of Stock.   Under Nevada corporate law, a corporation may effect reverse split (or consolidation) or other recapitalization transactions if the proposed reverse split or other recapitalization is approved by its board of directors and a majority of the outstanding shares of capital stock, with any class or series adversely affected by such reverse split or recapitalization voting separate as a class.  In addition, pursuant to Section 78.207 of the Nevada Revised Statutes, unless otherwise provided in its articles of incorporation, the board of directors of a corporation can effect a reverse split (or consolidation) without seeking approval of the stockholders if it correspondingly adjusts the number of authorized shares of capital stock and the transaction does not adversely alter or change any preference or any relative or other right given to any other class or series of outstanding shares.  The proposed articles of incorporation of Altair Nevada do not preclude its ability to effect such a reverse split pursuant to Section 78.207 of the Nevada Revised Statutes.

Under the CBCA, a corporation may effect a reverse split (or consolidation) or other recapitalization transaction if the proposed reverse split or other recapitalization is approved by its board of directors and two-thirds of the votes cast in respect of the matter, with any class or series adversely affected by such reverse split or recapitalization voting separate as a class; however, the CBCA does not have a provision permitting the board of directors to affect a reverse split without stockholder approval, even if the number of authorized shares of capital stock is correspondingly adjusted.

Examination of Corporate Records. Under the CBCA, shareholders, creditors and their personal representatives may examine certain corporate records, such as the securities register and a list of shareholders, and any other person may do so on payment of a reasonable fee. Each such person must provide an affidavit containing specific information. A list of shareholders or information from a securities register may not be used except in connection with an effort to influence the voting of shareholders of the corporation, an offer to acquire securities of the corporation or any other matter relating to the affairs of the corporation.

Under Nevada law, any person who has been a stockholder of record of a corporation for at least six months immediately preceding his demand, or any person holding at least five percent of all of the corporation’s outstanding shares, has the right to inspect, upon at least five days’ written demand, in person or by agent or attorney, during usual business hours, the the corporation’s articles, bylaws and stock ledger.

Shareholder Rights Agreement (a/k/a poison pills). Under the CBCA, Altair Canada has entered into the Rights Agreement with Equity Transfer Services, Inc.  The rights granted under the Rights Agreement are not exercisable, are evidenced by the common shares and transfer with, and only with, the common shares.  With certain exceptions, if a person becomes the owner of 15% or more of the outstanding common shares without an appropriate waiver, exception, amendment or redemption, each right becomes exercisable and entitles the holder to purchase from us for $20, as adjusted for stock splits and consolidations, a number of common shares having a market price of $80, as adjusted for stock splits and consolidations.  The Rights Agreement has the effect of discouraging an attempt to purchase a controlling interest in the common shares without approval of the Board of Directors.

Rights outstanding under the rights Agreement shall remain outstanding following the domestication and shall become rights to purchase the common stock of Altair Nevada.

Anti-Takeover Effects. Some powers granted to companies under Nevada law may allow a Nevada corporation to make itself potentially less vulnerable to hostile takeover attempts. These powers include the ability to:

●	implement a staggered board of directors, which prevents an immediate change in control of the board;
●
require that notice of nominations for directors be given to the corporation prior to a meeting where directors will be elected, which may give management an opportunity to make a greater effort to solicit its own proxies;

●	only allow the officers and the board of directors to call a special meeting of stockholders, which may thwart a raider’s ability to call a meeting to make disruptive changes;
●	eliminate stockholders’ action by written consent, which would require a raider to attend a meeting of stockholders to approve any proposed action by the corporation;
●	remove a director from a staggered board only for cause, which gives some protection to directors on a staggered board from arbitrary removal;

●
provide that the power to determine the number of directors and to fill vacancies be vested solely in the board of directors, so that the incumbent board, not a raider, would control vacant board positions;

●	provide for supermajority voting in some circumstances, including mergers and articles of incorporation amendments; and
●	issue “blank check” preferred stock, which may be used to make a corporation less attractive to a raider.

In addition to the Rights Agreement provisions described in the preceding section, the proposed articles of incorporation and/or bylaws of Altair Nevada will include the following provisions which may make Altair Nevada less vulnerable to hostile takeover attempts:

●	requirement that stockholders provide prior notice by a certain date to nominate directors;
●	restrictions on the ability of stockholders to call a special meeting of stockholders;
●	the elimination of the ability of stockholders to take action by written consent; and
●	permitting the Board to determine the number of directors and fill vacancies on the Board of Directors.

Other than the existing rights under the Rights Agreement, the ability of our Board of Directors to determine the number of directors (within a range provided in our articles) and to create and fill vacancies between annual meetings of shareholders, our existing articles and Canadian law do not include the anti-takeover provisions listed above that will be included in the articles of incorporation and/or bylaws of Altair Nevada.

Proposed Articles of Incorporation and Bylaws of Altair Nevada

We have included provisions in the proposed articles of incorporation and bylaws of Altair Nevada that do not simply reflect the default provisions of Nevada law.  These include the following:

Bylaws. Nevada corporate law gives the directors the power to adopt, amend or repeal the bylaws of the Nevada corporation, subject to any bylaws adopted by the stockholders, but permits the articles of incorporation to reserve the right to amend the bylaws solely to the Board of Directors. The proposed bylaws of Altair Nevada provide that its bylaws may be amended or repealed only by unanimous vote of the Board of Directors or by the shareholders.

Quorum at Stockholders’ Meetings. Under Nevada law, unless otherwise provided in a corporation’s articles of incorporation or bylaws, a majority of the voting power, whether present in person or by proxy, constitutes a quorum for the transaction of business at a meeting of stockholders.  The proposed bylaws of Altair Nevada provide that a quorum exists with the presence, whether in person or by proxy, of at least two stockholders holding at least one third of the voting power of the stock issued and outstanding and entitled to vote.

Stockholder Action by Written Consent.  Under Nevada law, unless otherwise provided in a corporation’s articles of incorporation, stockholders may act by written consent with respect to certain actions if approved by the number of stockholders that would otherwise have been authorized to take such actions at a meeting at which all stockholders were present. The proposed articles of incorporation of Altair Nevada prohibit action by written consent of the stockholders.

Presentation of Nominations and Proposals at Meetings of Stockholders. Nevada law does not provide procedures for stockholders to nominate individuals to serve on the board of directors or to present other proposals at meetings of stockholders. The proposed bylaws of Altair Nevada contain procedures governing stockholder nominations and stockholder proposals. The proposed bylaws of Altair Nevada allow stockholders to nominate individuals to serve on the Board of Directors and to present other proposals at meetings of stockholders only upon compliance with specific procedures. To nominate an individual to the Board of Directors of Altair Nevada at an annual or special stockholders meeting, or to present other proposals at an annual meeting, a stockholder must provide advance notice to Altair Nevada, in the case of an annual meeting, not fewer than 60 days nor more than 180 days prior to the first anniversary of the date of Altair Nevada’s annual meeting for the preceding year and, in the case of a special meeting, not prior to 90 days before such meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting.

Number of Directors.  Under Nevada law, a corporation’s articles of incorporation or bylaws may fix a number of directors or may provide for a variable number directors, and for the manner in which the number of directors may be increased or decreased. The proposed bylaws of Altair Nevada provide that the number of directors on the Board of Directors may not be less than three or more than nine and that within this range, the number of directors shall otherwise be determined from time to time by the Board of Directors.  The maximum number of directors permitted by the bylaws may be increased by unanimous vote of the Board of Directors or by the stockholders.

Dissent Rights of Shareholders

Section 190 of the CBCA is reprinted in its entirety as Exhibit E to this Circular. Shareholders may exercise their dissent rights in connection with the proposal to approve the change in jurisdiction from the CBCA to Nevada, referred to as a “continuance” under the CBCA and in this section and referred to as “domestication” under Nevada corporate law (Proposal 1 in the Notice of meeting).

If you wish to dissent and do so in compliance with Section 190 of the CBCA, you will be entitled to be paid the fair value of the shares you hold if the continuance occurs. Fair value is determined as of the close of business on the day before the continuance is approved by shareholders.

If you wish to dissent, you must send us your written objection to the continuance at or before the special meeting. If you vote in favor of the continuance, you in effect lose your rights to dissent. If you abstain or vote against the continuance, you preserve your dissent rights if you comply with Section 190 of the CBCA.

However, it is not sufficient to vote against the continuance or to abstain. You must also provide a separate dissent notice at or before the special meeting. If you grant a proxy and intend to dissent, the proxy must instruct the proxy holder to vote against the continuance in order to prevent the proxy holder from voting such shares in favor of the continuance and thereby voiding your right to dissent. Under the CBCA, you have no right of partial dissent. Accordingly, you may only dissent as to all your shares.

Under Section 190 of the CBCA, you may dissent only for shares that are registered in your name. In many cases, people beneficially own shares that are registered either:

●
in the name of an intermediary, such as a bank, trust company, securities dealer, broker, trustee, administrator of self administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans and their nominees; or

●	in the name of a clearing agency in which the intermediary participates, such as CDS Clearing and Depository Services Limited or The Depository Trust Company.

If you want to dissent and your shares are registered in someone else’s name, you must contact your intermediary and either:

●
instruct your intermediary to exercise the dissenters’ rights on your behalf (which, if the shares are registered in the name of a clearing agency, will require that the shares first be re-registered in your intermediary’s name); or

●	instruct your intermediary to re-register the shares in your name, in which case you will have to exercise your dissenters’ rights directly.

In other words, if your shares are registered in someone else’s name, you will not be able to exercise your dissenters’ rights directly unless the shares are re-registered in your name. A dissenting shareholder may only make a claim under Section 190 of the CBCA with respect to all of the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. We are required to notify each shareholder who has filed a dissent notice when and if the continuance has been approved. This notice must be sent within ten days after our shareholders approve the continuance. We will not send a notice to any shareholder who voted to approve the continuance or who has withdrawn his dissent notice.

Within 20 days after receiving the above notice from us, or if you do not receive such notice, within 20 days after learning that the continuance has been approved, you must send us a payment demand containing:

●	your name and address;
●	the number of shares you own; and
●	a demand for payment of the fair value of your shares.

Within 30 days after sending a payment demand, you must send to us directly at our corporate address, 204 Edison Way, Reno, Nevada, 89502, or through our transfer agent, Equity Transfer & Trust Company, the certificates representing your shares. If you fail to send us a dissent notice, a payment demand or your share certificates within the appropriate time frame, you forfeit your right to dissent and your right to be paid the fair value of your shares. Our transfer agent will endorse on your share certificates a notice that you are a dissenting shareholder and will return the share certificates to you.

Once you send a payment demand to us, you cease to have any rights as a shareholder. Your only remaining right is the right to be paid the fair value of your shares. Your rights as a shareholder will be reinstated if:

●	you withdraw your payment demand prior to an offer being made by us;
●	we fail to make you an offer of payment and you withdraw the dissent notice; or
●	the continuance does not happen.

Within seven days of the later of the effective date of the continuance or the date we receive your payment demand, we must send you a written offer to pay for your shares. This must include a written offer to pay you an amount considered by our Board to be the fair value of your shares accompanied by a statement showing how that value was determined. The offer must include a statement showing the manner used to calculate the fair value. Each offer to pay shareholders must be on the same terms. We must pay you for your shares within ten days after you accept our offer. Any such offer lapses if we do not receive your acceptance within 30 days after the offer to pay has been made to you.

If we fail to make an offer to pay for your shares, or if you fail to accept the offer within the specified period, we may, within fifty days after the effective date of the continuance, apply to a court to fix a fair value for your shares. If we fail to apply to a court, you may apply to a court for the same purpose within a further period of twenty days. You are not required to give security for costs in such a case.

On application to the courts, all dissenting shareholders whose shares have not been purchased will be joined as parties and bound by the decision of the court. We are required to notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. The court may determine whether any person who is a dissenting shareholder should be joined as a party. The court will then fix a fair value for the shares of all dissenting shareholders who have not accepted a payment offer from us. The final order of a court will be rendered against us for the amount of the fair value of the shares of all dissenting shareholders. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting shareholder and appoint an appraiser to assist in the determination of a fair value for the shares.

THIS IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE CBCA. THEY ARE TECHNICAL AND COMPLEX. IT IS SUGGESTED THAT IF YOU WANT TO AVAIL YOURSELF OF YOUR RIGHTS THAT YOU SEEK YOUR OWN LEGAL ADVICE. FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE CBCA MAY PREJUDICE YOUR RIGHT OF DISSENT. SECTION 190 OF THE CBCA IS ATTACHED HEREIN AS EXHIBIT E AND IS INCORPORATED HEREIN BY REFERENCE.

Accounting Treatment of the Domestication

Our domestication as a Nevada corporation represents a transaction between entities under common control.  Assets and liabilities transferred between entities under common control are accounted for at carrying value. Accordingly, the assets and liabilities of Altair Nevada will be reflected at their carrying value to us. Any of our shares that we acquire from dissenting shareholders will be treated as an acquisition of treasury stock at the amount paid for the shares.  Under the Nevada Code, the treasury shares may then be re-issued under the same terms as our authorized shares.

United States Federal Income Tax Considerations

The following discussion sets forth the opinion of Parr Brown Gee & Loveless, PC as to the material United States federal income tax consequences of the domestication transaction to the Company and the holders of its common shares, as well as certain of the expected material United States federal income tax consequences of the ownership and disposition of the shares of Altair Nanotechnologies Inc., the resulting Nevada corporation.  The opinion of Parr Brown Gee & Loveless, PC is based on certain assumptions and is subject to certain qualifications, including the assumptions that the domestication will be consummated as described in this management proxy circular and the Nevada Articles of Domestication and Articles of Incorporation of Altair Nanotechnologies, Inc., and that all of the representations contained in the management representation letter delivered to counsel by the Company in connection with the following opinion are true, correct and complete as of the date of the opinion and will remain true, correct and complete through the effective time of the domestication transaction.  An opinion of counsel is not binding on the Internal Revenue Service ("IRS") or any court.

For purposes of this discussion, to avoid confusion where a distinction is necessary, Altair Nanotechnologies Inc. as a Canadian corporation is referred to as "Altair Canada" and Altair Nanotechnologies Inc. as a Nevada corporation is referred to as "Altair Nevada."

This discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of United States federal income tax considerations does not address the tax treatment of special classes of holders of Company common shares, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding shares of Company capital stock as part of a hedging or conversion transaction or as part of a "straddle," United States expatriates, holders who acquired their common shares in Altair Canada pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan and holders who exercise dissent rights. This discussion also assumes that you hold Company capital stock as a capital asset within the meaning of the Code.  This discussion is based on current provisions of the Code, United States Treasury Regulations, judicial opinions, published positions of the IRS, and other applicable authorities, all as in effect on the date of this management proxy circular and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address any state, local or foreign tax considerations. You are urged to consult your tax advisor about the United States federal tax consequences of acquiring, holding, and disposing of Company common shares, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

As used in this discussion , the term "U.S. Holder" means a beneficial owner of Company common shares that is for United States federal income tax purposes:

●	a citizen or resident of the United States;

●
a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is taxable in the United States regardless of its source; or

●
a trust, the administration of which is subject to the primary supervision of a United States Court and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, that is treated as a partnership for United States federal income tax purposes) holds Company common shares, the tax treatment of a partner as a beneficial owner of the shares will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also are subject to special United States federal income tax documentation requirements. A beneficial owner of Company common shares who is not a U.S. Holder is referred to below as a "Non-U.S. Holder."

Code Section 368 Reorganization Provisions

Under applicable IRS rulings, the domestication transaction will be treated as if Altair Canada: (i) transferred all of its assets and liabilities to Altair Nevada in exchange for all of the outstanding shares of capital stock of Altair Nevada; and (ii) then distributed the shares of Altair Nevada to the shareholders of Altair Canada in liquidation of Altair Canada.  The United States federal income tax consequences of the domestication and deemed transfers described above will depend primarily upon whether the transaction qualifies as a “reorganization” within the meaning of Code Section 368.

The change in the Company's place of incorporation will constitute a "reorganization" within the meaning of Code Section 368(a)(1)(F), which this discussion refers to as an "F Reorganization," provided that the number of Company outstanding shares as to which shareholders exercise their dissenters' rights ("Dissenting Shareholders") is less than 1% of all outstanding Company shares.  Exercise of dissenters' rights by holders of 1% or more of the outstanding Company shares may disqualify the domestication from F reorganization treatment.

If the domestication does not qualify as an “F Reorganization” for the reason stated above, it nevertheless will qualify as a reorganization under Code Section 368(a)(1)(D) of the Code, which is referred to as a “D Reorganization,” unless the Company is required to use an amount of its assets to satisfy claims of Dissenting Shareholders which would prevent it from retaining substantially all of the assets of Altair Canada immediately prior to the domestication.  Historically, for advance ruling purposes, the IRS defines “substantially all” to mean 70% of the fair market value of gross assets, and at least 90% of the fair market value of net assets of such entity. In determining if Altair Nevada is acquiring and retaining “substantially all” of the assets of Altair Canada, payments of cash to Dissenting Shareholders will not be considered assets acquired by Altair Nevada. Altair Canada will satisfy the “substantially all” test unless it is required to pay to Dissenting Shareholders more than 30% of the fair market value of its gross assets or more than 10% of the fair market value of its net assets. The Company has represented that the amount it will be required to pay to Dissenting Shareholders will not prevent Altair Nevada from being deemed to have acquired and retained “substantially all” of the assets to Altair Canada within the meaning of the IRS ruling guidelines. The Company has represented that it intends to abandon the domestication if the domestication would not qualify as a reorganization based on the tests set forth above.

Therefore, the domestication should qualify as both a F reorganization and a D reorganization.  If the domestication so qualifies as either type or reorganization, neither Altair Nanotechnologies Inc. nor Company shareholders will recognize taxable gain or loss on the transaction for United States federal income tax purposes, except as explained below under the caption headings: (i) "Effect of Exercising of Dissenters' Rights;" (ii) "FIRPTA Considerations;" (iii) "Effect of Code Section 367;" and (iv) "PFIC Considerations."

Basis and Holding Period Considerations

For United States federal income tax purposes, if the domestication is a reorganization within the meaning of Section 368 of the Code, the tax basis of the shares of Altair Nevada stock received by a shareholder in the exchange will equal the shareholder’s tax basis in the common shares surrendered in the exchange, increased by any amount included in the income of such shareholder as a result of the application of Code Section 367.  See the discussion under “Effect of Code Section 367” below.  The holding period for the Altair Nevada stock for United States federal income tax purposes, will be the same as the shareholder’s holding period for the Altair Canada shares surrendered in the exchange, provided that the shares were held as a capital asset.

If the domestication is not a reorganization within the meaning of Section 368 of the Code, for United States federal income tax purposes the tax basis of the shares of Altair Nevada stock distributed to the shareholder will equal his or her tax basis in the shares surrendered plus any gain recognized, and the holding period will begin on the date of the exchange.

Effect of Exercising Dissenters’ Rights

Any U.S. Holder that is a Dissenting Shareholder will recognize taxable gain or loss for United States federal income tax purposes with respect to its shares of Altair Canada stock equal to the difference between its tax basis in those shares and the amount of cash received for those shares through the exercise of its dissenters' rights.  A U.S. Holder that exercises dissenters' rights with respect to Company common shares will recognize taxable gain or loss for United States federal income tax purposes even if the domestication otherwise qualifies as an F reorganization of a D reorganization.  A Non-U.S. Holder who exercises dissenters' rights will not be subject to United States federal income tax on the receipt of cash for the shareholder's common shares.

FIRPTA Considerations

The Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), codified at Code Sections 897 and 1445, imposes certain additional restrictions on the Company's ability to effect to the domestication without adverse United States federal income tax consequences.  Altair Canada has represented that it currently owns "United States real property interests," as that term is defined in Code Section 897(c)(1), having an aggregate fair market value in excess of the adjusted tax basis of such real property.  Under Code Sections 897(a) and 897(e), regardless of whether the domestication qualifies as an F Reorganization or a D Reorganization, Altair Canada will recognize taxable gain on the shares of Altair Nevada that Altair Canada is deemed to receive in exchange for its United States real property interests to the extent the fair market value of those United States real property interests exceeds the adjusted tax basis of such real property.  Such gain, which Altair Canada has estimated to be U.S. $670,000, will be taxable to Altair Canada at graduated United States federal income tax rates applicable to income effectively connected with a United States trade or business (currently up to 35%).  There can be no assurance, however, that the IRS and courts will not ascribe a greater value or lower tax basis, and thus a larger taxable gain under FIRPTA, to Altair Canada's United States real property interests.  The actual United States federal income tax incurred by Altair Canada for the year of the domestication will also depend on Altair Canada's other items of taxable United States income or loss for the year, including available United States net operating loss carryovers from prior years.

Unless the IRS issues a withholding certificate allowing a lower rate of FIRPTA withholding, Code Section 1445 will also require Altair Nevada to remit to IRS a withholding tax equal to 10% of the "amount realized" with respect to the deemed transfer of Altair Canada's United States real property interests to Altair Nevada in exchange for Altair Nevada shares.  That deemed "amount realized," on which the Code Section 1445 withholding tax is based, will equal the fair market value of Altair Canada's United States real property interests.  The Code Section 1445 withholding tax will be creditable against any United States federal income tax owed by Altair Canada for the tax year of the deemed transfer, including United States federal income tax on gain from the deemed transfer of Altair Canada's United States real property interests under Code Section 897, and will be refundable to the extent it exceeds Altair Canada's United States federal income liability for such tax year.  Altair Canada has represented that it intends to apply to IRS for a FIRPTA withholding certificate reducing the amount of withholding tax that it must remit in connection with the domestication to the maximum United States federal corporate income tax associated with the net gain in Altair Canada's United States real property interests.  We can provide no assurance, however, that IRS will agree to such a reduced withholding amount.

Effect of Code Section 367

Code Section 367 applies to certain non-recognition transactions involving foreign corporations.  When it applies, Code Section 367 has the effect of imposing income tax on United States persons in connection with transactions that would otherwise be tax free.  Code Section 367 will apply to the domestication under the circumstances discussed below even if the domestication otherwise qualifies as a F reorganization or D reorganization.

Under Code Section 367, a U.S. Holder who owns, directly or by attribution, 10% or more of the combined voting power of all classes of stock of Altair Canada, which we refer to as a 10% Shareholder, would be required to recognize as dividend income the “all earnings and profits amount”, which we refer to as the “all earnings and profits amount”, as determined under Section 1.367(b)-2 of the United States Treasury Regulations, attributable to its shares in Altair Canada.

A U.S. Holder that is not a 10% Shareholder is not required to include the "all earnings and profits amount" attributable to such U.S. Holder's shares in Altair Canada in income. Instead, absent making an election discussed below to include the "all earnings and profits amount" attributable to such U.S. Holder's shares in Altair Canada in income, which we refer to as a "Deemed Dividend Election," such U.S. Holder must recognize gain, but will not recognize any loss, on his or her shares if such shares have a fair market value of $50,000 or more on the date of the domestication exchange and the fair market value of Altair Nevada stock received by the U.S. Holder exceeds its tax basis in the shares of Altair Canada deemed surrendered.  However, such a U.S. Holder can make the Deemed Dividend Election to instead include in income as a dividend the "all earnings and profits amount" attributable to the shares owned by such U.S. Holder in Altair Canada.  If a U.S. Holder makes such an election, then such holder does not recognize any gain on the exchange.  A Deemed Dividend Election can be made only if the Company gives the U.S. Holder the information which provides the "all earnings and profits amount" for such holder and the U.S. Holder elects and files certain notices with such holder's federal income tax return for the year in which the exchange occurred.  The Company has represented that it intends to provide such "all earnings and profits amount" information upon written request to any Shareholder making the Deemed Dividend Election.

U.S. Holders should consult with their own tax advisors regarding whether to make the Deemed Dividend Election and, if advisable, the appropriate filing requirements with respect to this election.

A U.S. Holder that is not a 10% Shareholder and owns shares in Altair Canada with a fair market value of less than $50,000 on the day of the domestication exchange is not subject to U.S. federal income tax on the domestication under Code Section 367.

The term “all earnings and profits amount” as defined under Treasury Regulation Section 1.367(b)-2(d) means the net positive earnings (if any) of a foreign corporation that are determined according to principles substantially similar to those applicable to domestic corporations, but taking into account the adjustments under the provisions of Code Section 312(k) relating to the computation of depreciation, Code Section 312(n) relating to adjustments to earnings and profits for certain items that more closely conform to economic gain or loss, and the miscellaneous provisions under Code Section 964 relating to foreign taxes and foreign corporation’s earnings and profits. Code Sections 964 and 986, and the regulations thereunder, contain the rules for adjusting earnings and profits under foreign GAAP to U.S. GAAP and U.S. tax accounting, as well as rules for determining the currency in which earnings must be computed for U.S. tax purposes.

Based on an analysis by the Company's independent certified public accounting firm and other analysis by the Company, Altair Canada has represented to us that it has no positive "all earnings and profits amount" and that no U.S. Holder has a positive "all earnings and profits amount" attributable to such U.S. Holder's shares of Altair Canada.  Accordingly, assuming Altair Canada has no positive "all earnings and profits amount" at the time of the domestication and that all U.S. Holders who are less than 10% Shareholders but who hold shares in Altair Canada with a fair market value of $50,000 or more on the day of the domestication exchange file a timely Deemed Dividend Election, no U.S. Holder (neither a 10% Shareholder nor a less than 10% Shareholder who makes a Deemed Dividend Election) should be required to include any such amount in income on the domestication under Code Section 367.  However, there can be no assurance that the IRS or courts will agree with the Company's determination that no U.S. Holder has a positive "all earnings and profits amount" with respect to the U.S. Holder's shares of the Company.  If in fact a U.S. Holder has a positive "all earnings and profits amount" with respect to the U.S. Holder's shares of the Company and those shares have a fair market value of $50,000 or more on the date of the domestication transaction, the U.S. Holder may be subject to adverse U.S. federal income tax consequences.

PFIC Considerations

In addition to the discussion under the heading “Effects of Code Section 367” above, the domestication might be a taxable event to U.S. Holders if Altair Canada is or ever was a passive foreign investment company, or a “PFIC,” under Section 1297 of the Code, provided that Section 1291(f) of the Code is currently effective.

Section 1291(f) of the Code requires that, to the extent provided in regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury regulations are currently in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992 with a retroactive effective date. If finalized in their current form, those regulations would require taxable gain recognition by a U.S. Holder exchanging stock of Altair Canada for stock of Altair Nevada if Altair Canada were classified as a PFIC at any time during such U.S. Holder's  holding period in such stock and the U.S. Holder had not made either a "qualified electing fund" election under Code Section 1295 for the first taxable year in which the U.S. Holder owned Altair Canada shares or in which Altair Canada was a PFIC, whichever is later; or a "mark-to-market" election under Code Section 1296. The tax on any such recognized gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral to such stockholders on Company undistributed earnings. We are unable to predict at this time whether, in what form, and with what effective date, final Treasury Regulations under Code Section 1291(f) will be adopted.

Subject to certain exceptions that are not applicable to the Company, a foreign corporation is a PFIC if 75% or more of its gross income for a taxable year is passive income or if, on average for such taxable year, 50% or more of the value of its assets held by the corporation during a taxable year produce or are held to produce passive income. Passive income includes dividends, interest, rents and royalties, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person, as well as interest, dividends, rents and royalties received from a related person that are allocable to income of such related person other than passive income. For purposes of these rules, Altair Canada would be considered to own the assets of and recognize the income of any subsidiary corporations as to which it owns 25% or more of the value of their outstanding stock, in proportion to such ownership.

Based upon a limited review by Altair Canada's independent certified public accounting firm, Altair Canada has represented to us that it was not a PFIC for any tax year after 2001.  Assuming Altair Canada was not a PFIC at any time after 2001, the domestication should not be a taxable event under the PFIC rules for any U.S. Holder who first acquired their shares in Altair Canada during or after 2002.  Altair Canada also believes, however, that it was a PFIC prior to tax year 2002.  Therefore, U.S. Holders who first acquired their shares of Altair Canada prior to 2002 may be subject to taxation on the domestication transaction to the extent their shares have a fair market value in excess of their tax basis.

The determination of whether Altair Canada is or has been a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination of PFIC status.  Accordingly, the IRS or courts might not agree with Altair Canada's analysis of whether or not it is or was a PFIC during any particular year.

Consequences to U.S. Holders of Owning Altair Nevada Shares

Dividends.  If Altair Nevada pays dividends on its shares to U.S. Holders after the domestication, such dividends will be included in the recipient U.S. Holder's income as ordinary dividend income to the extent of Altair Nevada's current and accumulated earnings and profits determined under United States federal income tax principles as of the end of the Altair Nevada taxable year in which the dividend is paid.  However, with respect to dividends received by certain non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2011, such dividends will be taxed at the lower applicable long-term capital gains rates up to 15%, provided certain holding period and other requirements are satisfied.  Distributions by Altair Nevada in excess of its current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder's adjusted tax basis in Altair Nevada's common shares and thereafter as capital gain from the sale or exchange of such shares. Dividends received by a U.S. Holder that is a corporation may be eligible for a dividends received deduction, subject to applicable limitations.

Disposition of Shares.  Upon the sale, certain qualifying redemptions, or other taxable disposition of the shares of Altair Nevada held as capital assets, a U.S. Holder will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any property received upon such taxable disposition and the U.S. Holder's adjusted tax basis in the shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the shares is more than one year at the time of the taxable disposition. Unless certain exceptions apply, long-term capital gains recognized by non-corporate U.S. Holders (e.g., individuals) will be subject to a maximum U.S. federal income tax rate of 15%, which rate is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. Deductions for capital losses are subject to complex limitations under the Code.

Information Reporting and Backup Withholding Applicable to U.S. Holders.  Information reporting requirements will apply to payments of dividends on shares of Altair Nevada and to the proceeds of a sale of Altair Nevada shares paid to a U.S. Holder unless the U.S. Holder is an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if the U.S. Holder fails to provide to the Company its correct taxpayer identification number, or certification of exempt status, or if the U.S. Holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's United States federal income tax liability, provided the required information is furnished in a timely manner to the IRS.

Consequences to Non-U.S. Holders of Owning Altair Nevada Shares

Dividends.  If Altair Nevada pays dividends on its shares, such dividends paid to Non-U.S. Holders will be subject to withholding of United States federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, provided Altair Nevada has received proper certification (on IRS Form W-8BEN or other applicable form) of the application of such income tax treaty. A Non-U.S. Holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Pursuant to the income tax treaty between the United States and Canada (the "Treaty"), dividends paid by a United States corporation to a Canadian resident where each qualifies for benefits under the Treaty are subject to United States federal withholding tax at a maximum rate of 15%. Non-U.S. Holders should consult their tax advisors regarding their eligibility for claiming benefits under the Treaty and regarding their particular circumstances to claim a tax credit or tax deduction against their Canadian (or other) tax liability for any United States federal withholding tax.

Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a Non-U.S. Holder's permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. Holders. In that case, Altair Nevada will not have to withhold United States federal withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Disposition of Shares.  A Non-U.S. Holder of Altair Nevada shares will not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of those shares unless any one of the following is true:

●
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other requirements are met; or

●
the stock of Altair Nevada constitutes a United States real property interest by reason of Altair Nevada’s status as a “United States real property holding corporation” (which we refer to as a “USRPHC”) for United States federal income tax purposes at any time during the shorter of the period during which such Non-U.S. Holder holds the stock of Altair Nevada; or the 5-year period ending on the date such Non-U.S. Holder disposes of the stock of Altair Nevada and, in the event of common stock that is regularly traded on an established securities market for tax purposes, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of such regularly traded common stock.

Since the determination of Altair Nevada's status as a USRPHC in the future will be based upon the composition of Altair Nevada's assets from time to time and there are uncertainties in the application of certain relevant rules, there can be no assurance that Altair Nevada will not become a USRPHC in the future.

Information Reporting and Backup Withholding.  A Non-U.S. Holder may have to comply with specific certification procedures to establish that the holder is not a United States person as described above (on IRS Form W-8BEN), or otherwise establish an exemption, in order to avoid backup withholding and information reporting tax requirements with respect to payments of dividends on the stock of Altair Nevada.

The payment of the proceeds of the disposition of stock by a Non-U.S. Holder to or through the United States office of a broker will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of Altair Nevada stock by foreign offices of United States brokers or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability if certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current United States Treasury Regulations.

Canadian Federal Income Tax Considerations

In the opinion of Cassels Brock & Blackwell, LLP, the following discussion fairly describes the principal Canadian federal income tax considerations relating to legal continuance of the Company to Nevada in respect of shareholders of the common shares who, for the purposes of the Income Tax Act (Canada) (the "ITA"): (i) hold their common shares as capital property; (ii) deal at arm's length with the Company; (iii) are not affiliated with the Company, and (iv) in respect of whom the Company is not a foreign affiliate within the meaning of the ITA, or who hold more than 10% of the common shares. A shareholder will generally be considered to hold common shares as capital property, unless the shareholder holds the common shares in the course of carrying on a business, acquired the common shares in a transaction that is an adventure in the nature of trade, or holds the common shares as "mark-to-market" property for the purposes of the ITA. Shareholders should consult their own tax advisors if they have questions as to whether they in fact hold the common shares as capital property. Moreover, shareholders who do not hold the common shares as capital property should consult their own tax advisors regarding the consequences of the continuance.

This discussion is not applicable to a shareholder: (i) that is a "financial institution" for the purposes of the mark-to-market rules contained in the ITA; (ii) that is a "specified financial institution" or "restricted financial institution" as defined in the ITA; (iii) an interest in which is a "tax shelter investment" as defined under the ITA, or (iv) to whom the functional currency reporting rules in subsection 261 of the ITA would apply. Such shareholders should consult their own tax advisors.

This discussion is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the Canada-United States Income Tax Convention, 1980, as amended (the "Tax Treaty"), and counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency (the "CRA"). This discussion also takes into account all specific proposals to amend the ITA and the Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all. Except for the Proposed Amendments, this discussion does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of our continuance transaction.

Although portions of this discussion of "Canadian Federal Income Tax Considerations" that are applicable to shareholders considered to be resident of the United States for purposes of the Tax Treaty (the "US resident shareholders") may also apply to shareholders residing in other jurisdictions, this discussion does not specifically address the tax consequences to such other shareholders and accordingly such other shareholders are urged to contact their own tax advisors to determine the particular tax consequences applicable to them.

The following discussion is based on the facts set out in this Circular and on additional information provided to Canadian tax counsel by the Company's management.  We have not independently verified the information provided by management and provide no opinion with respect to any specific amounts referred to herein, including the fair market value of any of the Company's assets, liabilities, paid-up capital and other tax balances, or the conclusion based on such amounts that no Canadian federal income tax will arise on the continuance.

All amounts relevant to the computation of income under the ITA must be reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base, proceeds of disposition, and dividends must be converted into Canadian dollars based on the currency exchange rate quoted by the Bank of Canada at noon on the particular day or at such other rate of exchange that is acceptable by the Minister.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any shareholder. Accordingly, shareholders should consult their own tax advisers for advice as to the income tax consequences having regard to their own particular circumstances.

Tax Consequences Applicable to the Company

On the continuance, the Company will be deemed to be resident in the United States, and to no longer be resident in Canada. Under the ITA, the change in residence from Canada to the United States will cause the Company's tax year to end immediately before the continuance, and a new tax year to begin at the time of the continuance.

Furthermore, the Company will be deemed to have disposed of all of its property immediately before the continuance for proceeds of disposition equal to the fair market value of our property at that time. This deemed disposition may cause the Company to incur a Canadian tax liability as a result of the deemed capital gain.

Furthermore, the Company will be subject to a separate corporate emigration tax imposed by the ITA on a corporation departing from Canada.  The emigration tax will be imposed on the amount by which the fair market value of all of the Company's property immediately before the continuance exceeds the aggregate of its liabilities at that time (other than dividends payable and taxes payable in connection with this emigration tax) and the amount of paid-up capital on all of its issued and outstanding shares.  Tax will be imposed at a rate of 5% on its net assets determined under the foregoing formula, unless one of the main reasons for the Company's changing of residence to the United States was to reduce the amount of this corporate emigration tax or the amount of Canadian withholding tax paid by the Company, in which case the rate will be 25%.

The Company has reviewed its assets, liabilities, paid-up capital and other tax balances and assuming that the market price of the Company's common shares does not exceed $1.50 per share (proportionately adjusted for any consolidation of the Company's common shares) and that the exchange rate of the Canadian dollar to the U.S. dollar is CDN $1.00 equals $0.95 and that the value of the Company's property does not increase, management has advised that it anticipates that there will not be any Canadian federal income tax arising on the continuance. This conclusion is based in part on the Company's determinations of factual matters, including determinations regarding the fair market value of the Company's assets and tax attributes. Furthermore, the facts underlying the assumptions and conclusions used by management may change prior to the effective time of the continuance. The Company has not applied to the CRA for a ruling as to the amount of Canadian taxes payable as a result of the continuance and does not intend to apply for such a ruling given the factual nature of the determinations involved. There can be no assurance that the CRA will accept the valuations or management's estimate of the amount of Canadian taxes that will be payable upon the continuance. Accordingly, there is no assurance that the CRA will conclude after the effective time of the continuance that no additional Canadian taxes are due as a result of the continuance or that the amount of such additional Canadian taxes will not be significant.

Due to the change in residence upon the continuance, the Company will no longer be subject to taxation under the ITA on its worldwide income. However, if the Company carries on business in Canada or has other Canadian sources of income, the Company may be subject to Canadian tax on its Canadian-source income.

Shareholders Resident in Canada

The following portion of this summary of "Canadian Federal Income Tax Considerations" applies to shareholders of the Company who are resident in Canada for the purposes of the ITA.

Shareholders of the Company who remain holding the common shares after the continuance, will not be considered to have disposed of their common shares by reason only of the continuance. Accordingly, the continuance will not cause the Canadian resident shareholders to realize a capital gain or loss on their common shares and there will be no effect on the adjusted cost base of their common shares.

Following the continuance, any dividends received by an individual (including a trust) who is a Canadian resident shareholder will be included in computing the individual's income for tax purposes and will not be eligible for the gross-up and dividend tax credit treatment generally applicable to dividends on common shares of taxable Canadian corporations.

Any dividends received by a corporate shareholder will be included in calculating that corporation's income for tax purposes and the corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" which is defined to include amounts in respect of taxable capital gains and certain dividends. To the extent that U.S. withholding taxes are imposed on dividends paid by the Company, the amount of such tax will generally be eligible for a Canadian foreign tax credit or tax deduction subject to the detailed rules and limitations under the ITA. Canadian resident shareholders are advised to consult their own tax advisors with respect to the availability of such a Canadian foreign tax credit or tax deduction having regard to their particular circumstances.

Foreign Property Information Reporting

A shareholder that is a “specified Canadian entity” for a taxation year and whose total cost amount of “specified foreign property” at any time in the year exceeds C$100,000 (as such terms are defined under the ITA) will be required to file an information return for the year to disclose certain prescribed information. Subject to certain exceptions, a Canadian resident shareholder will generally be a specified Canadian entity. The common shares should be classified within the definition of “specified foreign property”. Canadian resident shareholders should consult their own tax advisors as to whether they must comply with these reporting requirements.

Dissenting Shareholders

Although the matter is not free from doubt, it is reasonable to conclude based on administrative positions published by the CRA that the dissenting Canadian resident shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received for their common shares, less an amount in respect of interest, if any, awarded by the Court, exceeds the paid-up capital of the dissenting Canadian resident shareholder's common shares, assuming the shares were cancelled before the continuance became effective.  The tax treatment of deemed dividends received by a Resident Dissenting Shareholder will generally be as described above under the heading "Shareholders Resident in Canada."  However, in some circumstances, the amount of any such deemed dividend realized by a corporation may be treated as proceeds of disposition and not as a dividend.  A dissenting Canadian resident shareholder will also be considered to have disposed of the common shares for proceeds of disposition equal to the amount paid to such dissenting Canadian resident shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend.  Therefore, a dissenting Canadian resident shareholder may realize a capital gain or sustain a capital loss in respect of such a disposition.

If the shares are cancelled after the continuance, although the matter is not free from doubt, it is reasonable to conclude that the amount paid to a Canadian resident shareholder who dissents to the continuance should be treated as receiving proceeds of disposition for his common shares.  Accordingly, in this case the dissenting Canadian resident shareholder would recognize a capital gain or loss to the extent that the amount received as proceeds for the disposition of the common shares exceeds or is less than the shareholder’s adjusted cost base of the common shares.

Interest awarded by a court to a dissenting Canadian resident shareholder will be included in the shareholder’s income for purposes of the ITA.

Dissenting Canadian resident shareholders should consult their own tax advisers for advice as to the income tax consequences to them of our continuance, having regard to their own particular circumstances.

U.S. Resident Shareholders

The following portion of this summary of "Canadian Federal Income Tax Considerations" applies to shareholders of the Company who are residents of the United States for purposes of the Tax Treaty and are entitled to the benefits therein, and who do not use or hold their common shares in the course of carrying on a business in Canada.

After the continuance, U.S. resident shareholders will not be considered to have disposed of their common shares by reason only of the continuance. Accordingly, the continuance will not cause these U.S. resident shareholders to realize a capital gain or loss on their common shares, and will have no effect on the adjusted cost base of their common shares.

After the continuance, U.S. resident shareholders will not be subject to Canadian withholding tax on dividends received from the Company.

After the continuance, the common shares will not be taxable Canadian property to U.S. resident shareholders, and therefore will not cause such shareholders to be subject to taxation in Canada on any subsequent disposition of such common shares, provided that not more than 50% of the fair market value of the common shares is derived directly or indirectly from one or any combination of real property situated in Canada, Canadian resource properties and timber resource properties and certain ownership tests are met. Based on representations from management regarding the fair market value of the Company's common shares, it is not expected that the common shares will be classified as taxable Canadian property.

Dissenting U.S. Resident Shareholders

Although the matter is not free from doubt, it is reasonable to conclude based on administrative positions published by the CRA that the U.S. resident dissenting shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received, less an amount in respect of interest, if any, awarded by the Court, exceeds the paid-up capital of the U.S. resident dissenting shareholder’s common shares assuming the shares were cancelled before the continuance became effective.  The amount of the deemed dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the deemed dividend unless the rate is reduced under the provisions of the Tax Treaty.  A U.S. resident dissenting shareholder will also be considered to have disposed of the common shares for proceeds of disposition equal to the amount paid to such U.S. resident dissenting shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend, and will be subject to tax under the ITA on any gain realized as a result unless relief is provided under the Tax Treaty.

If the shares are cancelled after the continuance, although the matter is not free from doubt, it is reasonable to conclude that the amount paid to a non-resident shareholder who dissents to the continuance should be treated as receiving proceeds of disposition for his common shares.  Accordingly, the dissenting non-resident shareholder would recognize a capital gain or loss to the extent that the amount received as proceeds for the disposition of the common shares exceeds or is less than the shareholder’s adjusted cost base of the common shares.

Interest received by a U.S. resident shareholder consequent upon the exercise of the dissent rights will be not subject to withholding tax under the ITA.

Eligibility for Investment

Following the continuance, the common stock will continue to be listed on the NASDAQ Capital Market. Because the common stock will continue to be listed on a designated stock exchange, the common stock will continue to be a qualified investment for certain deferred income plans under the ITA, namely trusts governed by deferred profit sharing plans, registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability saving plans and tax-free savings accounts.

DESCRIPTION OF OUR CAPITAL STOCK

Unless the context provides otherwise, the following description of our capital stock assumes the consummation of the domestication has already occurred. The following description of Altair Nevada’ capital stock is not complete and is subject to and qualified in its entirety by the proposed articles of incorporation and bylaws of Altair Nevada, which are attached as Exhibits C and D, respectively, to this Circular.

Altair Nevada’s authorized capital stock consists of 500,000,000 shares of common stock, par value $.001 per share; provided, however, if Altair Canada implements a consolidation (a/k/a reverse stock split) of its common shares prior to the domestication of Altair Canada to Nevada, the number of authorized shares of common stock  of Altair Nevada shall be reduced to the greater of (a) the product of 500,000,000 multiplied by inverse of the consolidation ratio selected by Altair Canada for its common shares (i.e. 1/7 for a 7 to 1 consolidation), and (b) 200,000,000.  As of June 10, 2010, there were 105,400,728 common shares of Altair Canada issued and outstanding. Assuming the domestication had occurred on June 10, 2010, there would have been 105,400,728 shares of Altair Nevada common stock issued and outstanding.

Altair Nevada Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders are permitted to vote.   Except as otherwise provided by law, a matter submitted to the stockholders for approval at a meeting at which a quorum is present is approved if the votes cast in favor exceed the votes cast against. Under the Bylaws of Altair Nevada, a quorum is present if at least two shareholders holding at least one-third of our total outstanding shares of common stock are present in person or by proxy. There is no cumulative voting for the election of directors, and holders of common stock do not have preemptive rights.  In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors.  There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of the common stock are fully paid and nonassessable.

Change of Control Provisions in the Rights Agreement

The rights of the holders of the common stock of Altair Nevada will be governed by the Rights Agreement with Equity Transfer Services Inc. in the same manner, and to the same extent (subject to any limitations under the Nevada Revised Statutes), as the rights of the common shares of Altair Canada.

Pursuant to the Rights Agreement, on November 27, 1998, which is the record date, the Board of Directors authorized and declared a distribution of one right with respect to each common share issued and outstanding as of the record date and each common share issued thereafter prior to the expiration time (as defined below).  The rights are subject to the terms and conditions of the Rights Agreement.  A copy of the Amended and Restated Shareholder Rights Plan Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 18, 1999 and a copy of the Amendment No. 1 to such agreement is attached as Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on October 6, 2008.  A copy of the Rights Agreement is also available upon written request to us.  Because it is a summary, the following description of the rights and the Rights Agreement necessarily omits certain terms, exceptions, or qualifications to the affirmative statements made therein.  The reader is advised to review the entire Rights Agreement prior to making any investment decision.

Certain Key Terms of the Rights Prior to Flip-In Date

Prior to the date a transaction or event occurs by which a person, called an acquiring person, becomes the owner of 15% or more of the outstanding shares of common stock and other shares entitled to vote for the election of directors, which event is a Flip-in Event, each right entitles the holder thereof to purchase one-half share of common stock for the price of $20 (which exercise price and number are subject to adjustment as set forth in the Rights Agreement).  Notwithstanding the foregoing, no Right shall be exercisable prior to the commencement date.  The commencement date is the close of business on the eighth business day after the earlier of (a) the date of a public announcement or disclosure by the company or an acquiring person of facts indicating that a person has become an acquiring person, or (b) the date of commencement of, or first public announcement of, the intent of any person to commence a bid for a number of voting shares that would give the bidder beneficial ownership of 15% of more of the issued and outstanding voting shares, referred to as a Take-over Bid.

Certain Key Terms of the Rights Following Flip-In Date

Section 3.1 of the Rights Agreement includes a provision, referred to as a conversion provision, which provides that, subject to certain exceptions, upon the occurrence of a Flip-in Event, each right shall be adjusted so as to constitute a right to purchase from us for $20, as adjusted, a number of shares of common stock having an aggregate market price of four times $20 (as adjusted).  The market price is determined by averaging the closing price of the shares of common stock on the primary exchange for the shares of common stock for the 20 trading days preceding the date of determination.  In addition, upon the occurrence of any Flip-in Event (if not subsequently deemed not to have occurred under the Rights Agreement), any rights owned by the acquiring person, its affiliates, or certain assignees become null and void.  Any rights certificate subsequently issued upon transfer, exchange, replacement, adjustment, or otherwise with respect to shares of common stock owned by any of the foregoing persons shall bear a legend indicating the extent to which such rights are void.  Rights held by us or our subsidiaries are also void.

Exceptions, Redemption and Waiver

The definitions of Flip-in Event and certain related terms are subject to exceptions, certain of which are summarized below.  Nevertheless, to understand each such exception and how they may interrelate, the reader is advised to review the Rights Agreement.  Despite a person's acquisition of 15% or more of our voting shares, a Flip-in Event shall be deemed not to have occurred or shall have no effect if:

(1)  the acquiring person is the Company or an entity controlled by the Company;

(2)  the acquiring person is an underwriter who becomes the beneficial owner of 15% or more voting shares in connection with a distribution of securities pursuant to an underwriting agreement with us;

(3)  the transaction by which the person becomes an acquiring person is a voting share reduction, which is an acquisition or redemption of voting shares by us which, by reducing the number of outstanding shares of common stock, has the incidental effect of increasing the acquiring person's ownership percentage;

(4)  the transaction by which the person becomes an acquiring person is an acquisition with respect to which our Board has waived the conversion provision because:

(a) our Board has determined prior to the commencement date that a person became an acquiring person by inadvertence and, within 10 days of such determination, such person has reduced its beneficial ownership of shares of common stock so as not to be an acquiring person;

(b) our Board acting in good faith has determined, prior to the occurrence of a Flip-in Event, to waive application of the conversion provision, referred to as a discretionary waiver;

(c) our Board determines within a specified time period to waive application of the conversion provision to a Flip-in Event, provided that the acquiring person has reduced, or agreed to reduce, its beneficial ownership of voting shares to less than 15% of the outstanding issue of voting shares, referred to as a waiver following withdrawal.

(5)  the acquisition by which the person becomes an acquiring person is an acquisition pursuant to (a) a dividend reinvestment plan or share purchase plan made available to all holders of voting shares; (b) a stock dividend, stock split or similar event pursuant to which the acquiring person receives common shares on pro rata basis with all members of the same class or series; (c) the acquisition or exercise of rights to purchase voting shares distributed to all holders of voting shares; (d) a distribution of voting shares or securities convertible into voting shares offered pursuant to a prospectus or by way of a private placement, provided the acquiring person does not thereby acquire a greater percentage of the voting shares or convertible securities offered than the person's percentage of voting shares beneficially owned immediately prior to such acquisition.

(6)  such person is Al Yousuf, LLC, a United Arab Emirates limited liability company (“Al Yousuf”); provided, however, such exception is not applicable to Al Yousuf in the event that Al Yousuf shall, after its execution of that certain Stock Purchase and Settlement Agreement (the “Purchase and Settlement Agreement”), dated October 6, 2008, by and between the Company and Al Yousuf (a) increase its beneficial ownership percentage of voting shares by more than 1% above its beneficial ownership percentage of voting shares as a result of its execution of the Purchase and Settlement Agreement, other than through the issuance of shares pursuant to the Purchase and Settlement Agreement, a voting share reduction, an exempt acquisition or a pro rata acquisition, or (b) commence a Take-over Bid that would, if consummated, increase its beneficial ownership percentage of voting shares by more than 1% above its beneficial ownership percentage of voting shares as a result of its execution of the Purchase and Settlement Agreement.

In addition, (i) when a Take-over Bid is withdrawn or otherwise terminated after the commencement date has occurred, but prior to the occurrence of a Flip-in Date, or (ii) if the Board of Directors grants a waiver following withdrawal, our Board may elect to redeem all outstanding rights at the price of $.0000001 per right (as adjusted).  Upon the rights being redeemed pursuant to the foregoing provision, all provisions of the Rights Agreement shall continue to apply as if the commencement date had not occurred, and we shall be deemed to have issued replacement rights to the holders of its then outstanding shares of common stock.

           In addition, our Board may, at any time prior to the first date of public announcement or disclosure by us or an acquiring person of facts indicating that a person has become an acquiring person, or announcement date, elect to redeem all, but not less than all, of the then outstanding rights at the $.0000001 per share (as adjusted).  Moreover, in the event a person acquires voting shares pursuant to a discretionary waiver, our Board shall be deemed to have elected to redeem the rights at $.0000002 per share (as adjusted).  Within 10 days after our Board elects, or is deemed to have elected, to redeem the rights, our Board shall give notice of redemption to the holders of the then outstanding rights and, in such notice, described the method of payment by which the redemption price will be paid.  The rights of any person under the Rights Agreement or any right, except rights to receive cash or other property that have already accrued, shall terminate at the expiration time, which is the date of a discretionary redemption or a deemed redemption described in this paragraph.

Exercise of the Rights

           The rights shall not be exercisable prior to the commencement date.  Until the commencement date, each right shall be evidenced by the certificate for the associated share of common stock and will be transferable only together with, and will be transferred by the transfer of, its associated share of common stock.  New share certificates issued after the effective date of the Rights Agreement will contain a legend incorporating the Rights Agreement by reference.  Certificates issued and outstanding at the effective date of the Rights Agreement shall evidence one right for each common share evidenced thereby, notwithstanding the absence of a legend incorporating the Rights Agreement, until the earlier of the commencement date or the expiration time.  Each share of common stock issued for new value after the effective date of the Rights Agreement, but prior to the expiration time, shall automatically have one new right associated with it and shall bear the appropriate legend.

           From and after the commencement date, the rights may be exercised, and the registration and transfer of the rights shall be separate from and independent of the shares of common stock.  Following the commencement date, we shall mail to each holder of shares of common stock as of the commencement date, or such holder's nominee, a rights certificate representing the number of rights held by such holder at the commencement date and a disclosure statement describing the rights.

           Rights may be exercised in whole or in part on any business day after the commencement date and prior to the expiration time by submitting to the rights certificate, an election to exercise, and payment of the sum equal to $.0000001 per share (as adjusted) multiplied by the number of rights being exercised.  Upon receipt of such materials, the Rights Agent will promptly deliver certificates representing the appropriate number of shares of common stock to the registered holder of the relevant rights certificate and, if not all rights were exercised, issue a new rights certificate evidencing the remaining unexercised rights.

The foregoing description does not purport to be complete and is qualified by reference to the definitive Rights Agreement.

Potential Anti-takeover Effect of Nevada Law, Our Articles of incorporation and Bylaws

Meeting and Voting Provisions

Provisions of the proposed articles of incorporation and bylaws of Altair Nevada providing that only the Chairman of the Board, the Chief Executive Officer or any two directors may call special meetings of stockholders, or providing that stockholders are prohibited from taking action by written consent, may have the effect of making it more difficult for a third party to acquire control of Altair Nevada, or of discouraging a third party from attempting to acquire control of Altair Nevada.  In addition, the bylaws of Altair Nevada include provisions requiring that shareholders wishing to nominate a director or submit a proposal at a meeting provide advanced written notice or the nominee or proposal to the Company.

Combinations with Interested Stockholders

Sections 78.411 to 78.444 of the Nevada Revised Statutes contain provisions limiting business combinations between “resident domestic corporations” and “interested stockholders.”  These sections provide that the resident domestic corporation and the interested stockholder may not engage in specified business “combinations” for three years following the date the person became an interested stockholder unless the Board of Directors approved, before the person became an interested stockholder, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

These sections of Nevada corporate law also contain limitations on transactions entered into with the interested stockholder after the expiration of the three-year period following the date the person became an interested stockholder.  Certain exceptions to these restrictions apply if specified criteria suggesting the fairness of a combination are satisfied.  For purposes of these provisions, “resident domestic corporation” means a Nevada corporation that has 200 or more stockholders of record, and, subject to certain exceptions, “interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is:

•	the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

•
an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding shares of the resident domestic corporation.

Business combinations for this purpose include:

•	a merger or plan of share exchange between the resident domestic corporation or a subsidiary and the interested stockholder or, after the merger or exchange, an affiliate;
•
any sale, lease, mortgage or other disposition to the interested stockholder or an affiliate of assets of the corporation having a market value equal to 5% or more of the market value of the assets of the corporation, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation;

•
specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% or more of the aggregate market value of all outstanding shares of capital stock of the corporation to the interested stockholder or an affiliate; and

•	certain other transactions that have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the interested stockholder.

Pursuant to the articles of incorporation, Altair Nevada has opted out of these provisions as permitted by Section 78.434(5) of the Nevada Revised Statutes; however, were the articles of incorporation to be amended to eliminate the opt-out provision, the above-described provisions of the Nevada corporate law would limit certain transactions with interested stockholders.

Acquisition of Controlling Interest

Sections 78.378-78.3793 of the Nevada Revised Statutes include “acquisition of controlling interest” provisions.  If applicable to a Nevada corporation, the provisions restrict the voting rights of certain stockholders that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.”  For purposes of these provisions, a “controlling interest” means, with certain exceptions, the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more, of all voting power in the election of directors, and “issuing corporation” means a Nevada corporation which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation.  The restrictions of sections 78.38-78.3793 of the Nevada Revised Statutes will not apply to shares of capital stock of Altair Nevada following the domestication because Altair Nevada does not have a 100 or more stockholders of records with addresses in Nevada and because Altair Nevada’s bylaws and articles of incorporation opt out of such provisions; however, if any time Altair Nevada has at least 100 Nevada stockholders of record located in Nevada and amend the articles of incorporation to opt in to such provisions, the above-described provisions of Nevada corporate law would limit certain transactions with persons acquiring a controlling interest.

Listing

The common stock of Altair Nevada will be listed on the NASDAQ Capital Market under the trading symbol “ALTI.”

Transfer Agent and Registrar

The transfer agent and registrar for the common shares of Altair Canada is Equity Transfer and Trust Company.

Proxies from registered holders are to be sent to Equity Transfer and Trust Company at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, Canada.

The transfer agent and registrar for the common stock of Altair Nevada will be Registrar and Transfer Company.

PROPOSAL No. 2 — ADJOURNMENT OF MEETING

Adjournment

 If it becomes necessary to obtain additional votes in favor of proposal No. 1, regarding the domestication, a motion may be made to adjourn the special meeting to a later time to permit further solicitation of proxies. If such a motion to adjourn is made, it will require that more votes of the Company’s common shares are cast in favor of the proposal than votes of its shares that are cast against the proposal, even if a quorum is not present or represented at the special meeting.

Vote Required

 Proposal No. 2 requires that more votes of the Company’s common shares are cast in favor of the proposal than votes of its shares that are cast against the proposal. Accordingly, abstentions, withhold votes and broker non-votes will have no effect on the outcome of proposal No. 2.

THE BOARD OF DIRECTORS URGES YOU TO VOTE “FOR” THIS PROPOSAL NO. 2 TO ADJOURN THE SPECIAL MEETING IF IT BECOMES NECESSARY TO ESTABLISH A QUORUM OR SOLICIT ADDITIONAL VOTES IN FAVOR OF PROPOSAL NO. 1.

OUR BUSINESS

Our primary business is developing, manufacturing and selling our nano lithium titanate battery products and providing related design, installation and test services.  Our primary focus is marketing our large-scale energy storage solutions to power companies and electric grid operators throughout the world.  In addition, we market our battery products to the electric and hybrid-electric mass-transit markets.

We also provide contract research services on select projects where we can utilize our resources to develop intellectual property and/or new products and technology.  Although contract services revenue comprised a significant portion of our total revenues in recent years accounting for 65%, 87%, and 55%, respectively in 2009, 2008 and 2007, we expect this percentage to decline as our battery sales increase.

Our Power and Energy Group

Primary Products

We are developing, marketing, producing and selling our proprietary rechargeable lithium ion batteries, which we refer to as our nano lithium titanate batteries.  As explained in greater detail below, the principal features used to compare rechargeable batteries include charge and discharge rates, power and energy density, cycle and calendar life, operational safety and cleanliness, operating temperature range, and round trip efficiency.  In laboratory and field tests, our nano lithium titanate batteries have performed extremely well in nearly all of these categories.  In particular, our nano lithium titanate batteries show remarkable power, charge and discharge rates and cycle life, together with high functionality at both high and low temperatures.  In some categories our batteries perform as much as an order of magnitude (a factor of 10) better than those of rechargeable batteries currently being used for our targeted applications.  Battery uses requiring these strengths include electric utility services for frequency regulation, the integration of renewable energy generation sources into the grid, uninterruptible power supplies, hybrid electric and full electric vehicles particularly in the mass-transit market.

Our Target Markets

Power and Grid Operators. Power companies and grid operators are seeking cost effective ways to ensure that electric power supply matches electric power demand.  There is essentially no inventory of electricity.  Power and grid operators are constantly trying to match the electricity generated with the load demanded.  They are very good at forecasting from hour to hour the load expected, but they cannot project from minute to minute the exact load anticipated.  To maintain proper frequency of the grid (60Hz in the U.S.), the generation and load must be balanced within very tight tolerances.  Maintaining these tolerances is typically achieved through the use of auxiliary generators.  If the load is either higher or lower than the power being generated, an auxiliary generator is either started or stopped.  However, it takes these generators from generally seven to 15 minutes to ramp up to full efficient operation or to shut down.  During that period the load may change directions and the grid operator then must direct another auxiliary generator to shut down or ramp up.  This is a very inefficient process with the grid operators constantly chasing a variable load.  The process of managing these very short-term changes in energy demand is referred to as “frequency regulation.”  The chart below depicts a typical workday for PJM Regional Transmission Organization, which manages the electric grid in the Mid-Atlantic states region, and how our battery can help smooth out the fluctuations.

Electricity demand on a typical workday in the PJM electric grid covering the Mid-Atlantic states and District of Columbia

Utilities can address frequency regulation issues by maintaining on-line generating capacity at a level that is always higher than expected peak demand.  However this is an expensive solution.  Most U.S. utilities are required to maintain between 1% and 1.5% of their peak load capacity to provide frequency regulation.  As an example, for the PJM Regional Transmission Organization, this requirement translates into a 900 megawatt daily requirement.  In many foreign countries where the electric grid is not as well developed as it is in the U.S., utilities need to reserve up to 5% or more of their capacity strictly to provide frequency regulation.  GTM Research estimated in an August 2009 report that the current market for ancillary services, including frequency regulation, is 7 gigawatts in the U.S. and 38 gigawatts globally.  At the cost of $1 million per megawatt, this translates into a $38 billion global market.  To reduce the costs of providing frequency regulation, utilities and grid operators are seeking “fast energy” storage systems.  When supply exceeds demand for a short period, these systems accept a charge from the grid until operators reduce output; then when demand exceeds supply for a short period, these fast energy storage systems deliver electric energy back to the grid for a short period to give operators time to reroute energy from another power generator or power-up a new power source.  Our large-scale nano lithium titanate battery systems are a fast storage energy system designed to respond in milliseconds and meet this need.

The need for a fast energy storage technology like our large-scale nano lithium titanate battery is enhanced by the increasing use of renewable energy sources.  Photo Voltaic (PV) solar and wind power generation by nature are intermittent and unpredictable sources of energy that can fluctuate widely in a very short period of time.  For example, it is not uncommon for the load of a PV array to fluctuate as much as 50% in less than 90 seconds.  With a small rooftop array, such fluctuations are not an issue, because the size of the generator is too small to matter.  However, with a 50+ megawatt array, problems arise as the typical electric grid isn’t currently built to handle this kind of a fluctuation.  According to the Federal Energy Regulatory Commission, 29 states and the District of Columbia currently require the integration of renewable energy generation sources into the electrical grid through legislated renewable energy portfolio standards.  Many of these states have established targets requiring the integration of renewable energy generation sources equal to or exceeding 25% of total generation within the next decade.  These levels of renewable source integration are substantially higher than what is available today.  The mandated adoption of these renewable energy generation systems is likely to increase the need for effective, efficient, clean energy storage technologies to provide frequency regulation services and maintain the reliability and stability of the associated electric grid systems.

Electric and Hybrid Electric Buses.  Large cities, counties and transit authorities are increasingly turning to electric and hybrid electric buses to reduce pollution and reliance on diesel fuel for their transportation systems.  At this stage of the market development, electric and hybrid electric vehicles generally cost more than their conventional counterparts, although the upfront cost is partially offset by subsequent lower operating costs and a potentially longer operating life.  Proterra LLC recently had one of its all-electric buses using our batteries tested at the Altoona Test Track of Penn State University and demonstrated between 17.5 to 29.5 miles per gallon fuel equivalent as compared to a normal diesel bus that typically attains less than 4 miles per gallon efficiency.  We estimate that this difference translates into a fuel savings of about $350,000 over the average life of the typical mass-transit bus.  This is in addition to the expected savings in maintenance costs over the life of the bus as a result of fewer mechanical systems and moving parts to maintain.  We believe that cities, counties and mass transit operators will be willing to accept the higher upfront costs in order to benefit from the expected savings in long-term operating costs and potentially longer operating life, as well as the environmental benefits.

As compared to conventional mass-transit buses, electric and hybrid electric buses require a significant amount of power, operate throughout the day, have a long expected life and run in all temperatures.  The relative strengths of our nano lithium titanate batteries, including the high levels of power, rapid charge and discharge rates, long cycle life and ability to function at temperature extremes, are particularly well suited for electric and hybrid electric buses, giving us what we believe is a compelling competitive advantage in this market.

According to the Center of Globalization, Governance & Competitiveness, associated with Duke University, the global market for transit buses is currently a $3 billion market, and is projected to grow by 59% by 2017.  With the growing concern regarding the release of pollutants associated with burning fossil fuels, the attractiveness of all electric and hybrid electric buses is rapidly growing.  Working with Proterra LLC and other potential partners, we are attempting to establish our nano lithium titanate batteries as the power source of choice in this emerging market.

Military Uses.   In the military market, we have focused on opportunities that allowed us to leverage our research efforts.  For example, the M119 program we completed for the U.S. Army during 2009 has served us well in the advancement of our product safety testing and commercial development.  In the near term, it has resulted in the development of a battery module that is an excellent fit for the Army’s M119 Howitzer Program.  If the current Army testing demonstrates our battery can safely power an artillery piece in a high-intensity battlefield situation, it will provide a strong endorsement for its use in much less stressful civilian environments.  Our work with the Office of Naval Research to develop a 2.5 megawatt battery to serve as back-up on navy warships is also progressing well.  We completed Phase I of a four phase program during 2009 and should complete Phase II in mid 2010 with Phase III anticipated to begin shortly after completion of Phase II.

Key Features of Our Nano Lithium Titanate Batteries

One of the principal advantages of our nano lithium titanate battery is its rapid charge and discharge rate.  The charge rate is the rate at which a battery’s energy is replenished, and discharge rate is the rate at which the energy stored in a battery is transferred (or, in the case of self-discharge, leaked).  Through the optimization of materials used in the negative electrode of our nano lithium titanate battery cells, our current cells are capable on average of recharge times of 10 minutes to reach 95% or more of initial battery capacity.   The rapid recharge ability is important in our target markets of frequency regulation and mass-transit buses.

Our nano lithium titanate batteries also discharge rapidly, symmetrical with their charging ability.  This balanced charge and discharge capability can be important in frequency regulation.  If a battery cannot be charged at the same rate at which it discharges, then over time, with random high rate up and down regulation, a less capable battery system may ultimately be fully discharged and therefore incapable of further regulation.

Our nano lithium titanate batteries have both a longer cycle life and calendar life than commercially available rechargeable battery technologies such as conventional lithium ion, nickel-metal hydride (NiMH) batteries and nickel cadmium (NiCd) batteries.  The ability of any rechargeable battery to store energy will diminish as a result of repeated charge/discharge cycles.  A battery’s “cycle life” is the number of times it can be charged and discharged without a significant reduction in its energy storage capacity.  Our nano lithium titanate is termed a zero strain material, meaning that the material essentially does not change shape upon the entry and exit of a lithium ion into and from the material.  Graphite, the most common material in conventional lithium ion batteries, will expand and contract as much as 8% with each charge/discharge cycle.  This constant change in volume leads to significantly shorter calendar and cycle life than with our nano lithium titanate anodes. In a January 2007 test, we completed 25,000 deep charge/discharge cycles of our innovative cells.  Even after 25,000 cycles, the cells still retained over 80% of their original charge capacity. This represents a significant improvement over conventional batteries, which typically retain that level of charge capacity only through approximately 1,000 to 3,000 deep charge/discharge cycles.

Our nano lithium titanate batteries also represent a breakthrough in low and high-temperature performance.  Nearly 90% of room temperature charge retention is realized at -30°C from our nano lithium titanate battery cells.  In contrast, common lithium ion technology possesses virtually no charging capabilities at this low temperature, and the other rechargeable battery types such as lead acid, NiMH and NiCd take 10 to 20 times longer to charge at this low temperature.  This breakthrough performance at extreme temperatures is important in our target markets, in which large vehicles, large-scale fast storage batteries and military batteries are expected to function in a wide range of temperature conditions. Mass-transit buses, for example, need to function equally well in the cold New England winters and the hot summers of the Southwest.

We also believe that relative safety is one of the strengths of our nano lithium titanate battery technology. Any battery cell or large battery unit with lithium ion cell technology must take into account safety considerations, the most important of which is thermal runaway.  Thermal runaway is the temperature at which the battery chemistry will break down causing the battery to overheat and potentially explode or catch fire.  This temperature is often referred to as the critical temperature.  Critical temperature for lithium ion battery cells using conventional graphite anodes is around 130°C, a direct result of chemical reaction between the graphite and the electrolyte.  With our current nano lithium titanate anode in place of graphite and an appropriate cathode material, that critical temperature is near 180°C, an increase in safety margin of approximately 50°C.   Materials we are working on in our lab are approaching 250oC before the critical temperature is reached.  The batteries we and our partners are developing for high power applications often consist of dozens or even thousands of battery cells working together as part of a single modular battery unit.  When a large number of cells are aggregated into a single battery unit, the likelihood of, and risks associated with, thermal runaway increases.  In this context, we believe that the additional temperature margin our individual battery cells experience before reaching the critical temperature makes our battery cells better suited than competing lithium ion batteries for the high-power applications we are targeting.

The current generation of batteries made with our nano lithium titanate exhibit lower energy density at room temperatures than conventional lithium ion systems.  Energy density is normally described as watt-hours per kilogram or watt-hours per liter and refers to the available energy per unit weight or per unit volume.  A battery with high energy density will deliver more energy per unit weight or volume than a battery with lower energy density.  Batteries made with our nano lithium titanate have energy densities, watt-hours per kilogram, that are better than conventional lead acid, NiCd and NiMH batteries and approximately 50-70% of conventional lithium ion batteries; however, our nano lithium titanate batteries have a lower energy density than 30-50% of conventional lithium ion batteries.  When compared to conventional lithium ion batteries, however, this energy density disadvantage is significantly less as the operating temperature moves away from room temperature, particularly to colder environments, and is less significant in environments such as large vehicles and utilities in which battery volume is not a significant issue.  When the end use of the battery requires constant performance across a wide range of temperatures, such as the need for a hybrid mass-transit bus to function comparably in both winter and summer, we believe that our nano lithium titanate cells may be the preferred solution.  Also, conventional lithium ion batteries prefer to cycle between approximately 30% and 80% state of charge to achieve optimum cycle life.  As a result, they only use about 50% of their nominal available energy.

Sources of Supply and Raw Materials

An important consideration as we begin to grow our revenue stream is to ensure that we have access to the various components and raw material we need to manufacture and assemble our various products.  With a small product volume, having multiple suppliers for each component is not practical.  As we anticipate larger orders, establishing multiple sources for key components is becoming much more important to us.

We currently have a single contract manufacturer for our nano lithium titanate cells.  We have experienced a product quality issue with this critical cell manufacturing supplier that has limited our supply of new cells.  We are in active discussions with this supplier to identify the root cause of the quality problem and rectify it.  The cells in question are under warranty, and although we do not expect a material financial impact, the delay in rectifying this problem, if it continues for an extended period, may have an adverse impact on the delivery of product sales during the first half of 2010.  We are actively working with a second manufacturer and anticipate having them qualified and providing an additional source of cells by the end of 2010.

Two raw materials are key components in the manufacture of our nano lithium titanate powder that is the basic building block of our battery products, namely compounds of lithium and titanium.  We currently source our lithium compound from two of the largest producers in the world and do not foresee any problems in scaling up our purchases as our volume of business increases.    We source our titanium compound from a single provider who is a global leader in the field, and we are in the process of identifying and qualifying a second supplier for this key material.  At this point we are not anticipating any problems or disruptions to our supply of these raw material compounds.

All of the other components and materials used in the manufacture of our nano lithium titanate battery products are readily available from multiple suppliers.

Key Business Developments in Power and Energy

Frequency Regulation.   As part of a multi-year development program with AES Energy Storage, LLC (“AES”), a subsidiary of global power leader The AES Corporation, we delivered a 2 megawatt battery system, consisting of two 53-foot container-sized 1 megawatt units, to AES in late 2007.  AES successfully completed testing of this 2 megawatt battery system in May 2008.  The test consisted of AES connecting the battery to the electrical grid at a substation in Indiana and then performing a number of stringent tests to determine if it was capable of providing the services required.  These tests were designed and overseen by KEMA, Inc., an independent outside engineering company, and demonstrated that the battery performed well in every respect, meeting or exceeding all of our test expectations.  Since then, one of the 1 megawatt units has been put into commercial operation in Pennsylvania. We understand from AES that they are in the process of moving the second 1 megawatt unit to a location in Texas to provide the same kind of service in that location.

Since May 2008, we have been refining our energy storage solution for the electrical power industry and meeting with potential customers.  Because of the significant cost and customization involved in the purchase and sale of a multi-megawatt battery storage system, lead times are long in this industry. However, we are in active negotiations with a number of potential purchasers and have begun building and storing inventory in anticipation of early 2010 orders.

Hybrid Electric and All Electric Buses.  After extensive testing of numerous battery technologies over a two-year period, Proterra LLC, a Golden, Colorado-based leading designer and manufacturer of heavy-duty drive systems, energy storage systems, vehicle control systems and transit buses, selected our nano lithium titanate battery to power its electric and hybrid electric buses.  In August 2009, we signed a $900,000 contract with Proterra to deliver battery modules to them.  Of this amount, $616,000 was recognized in 2009 with the balance of $284,000 to be delivered in 2010. The modules will be used by Proterra for building several electric and hybrid electric buses for municipalities and transportation authorities within the United States. The buses are predominately all-electric, 35-foot Proterra FCBE 35 transit buses.  Proterra’s initial product, its 35-foot all-electric transit bus, has been designed from the ground up to enable transit agencies to replace conventional diesel buses with all-electric buses.  The all-electric bus is designed to achieve upwards of 17 miles per gallon diesel fuel equivalent fully loaded with 68 passengers.  We understand that, currently, 23 public transit agencies in 11 states (California, Colorado, Florida, Illinois, Nevada, New Jersey, New York, North Carolina, South Carolina, Texas, Washington) and the District of Columbia have submitted grant requests to obtain funds to purchase Proterra buses and charging stations.  Additionally, Proterra informs us that it is negotiating agreements to supply its buses to several international customers.  As Proterra continues to ramp up its business, we anticipate the development of a longer-term mutually beneficial relationship with them.

Military Relationships.  In January 2008, we entered into a development agreement with the Office of Naval Research for $2,490,000.  This is a cost reimbursement agreement whereby we are developing a proof of concept battery system consisting of two 50-80 kilowatt-hour batteries.  Successful completion of this development work is required to qualify for further military grants with the Office of Naval Research (“ONR”).  All testing associated with Phase I of the project was successfully completed in November 2008.  We entered into Phase II in May of 2009 and expect to successfully complete all work in this phase in the second quarter of 2010. The U.S. Congress appropriated funds for Phase III in the fall of 2008 and for Phase IV in December, 2009.  We anticipate entering into a contract for Phase III with ONR in mid 2010 and beginning work shortly after completion of Phase II.  During 2008 we also entered into development agreements with the U.S. Army and the United Kingdom’s Ministry of Defense for different battery systems to be used in field artillery units and other naval applications respectively.  Both of these contracts were completed during 2009 and as of December 31, 2009 we are awaiting notification on the anticipated next steps for both programs.  All development and testing results to date have met or exceeded customer expectations and we anticipate a continuation of these programs into 2010.

Proprietary Rights

We have been awarded 12 U.S. and 32 international patents protecting portions of our nano lithium titanate technology including: 1) a method for producing catalyst structures, 2) a method for producing mixed metal oxides and metal oxide compounds, 3) processing for making lithium titanate, and 4) a method for making nano-sized and sub-micron-sized lithium-transition metal oxides.  The U.S. patents expire beginning in 2020.

We have filed 13 U.S. patent applications directed to a variety of inventions related to aspects of our electrochemical cells including:  “Nano-Materials – New Opportunities for Lithium Ion Batteries”; “Methods for Improving Lithium-Ion Battery Safety”; “Method for Preparing a Lithium-Ion Cell”; “Method for Preparing a Lithium-Ion Battery”; and “Method for Synthesizing Nano-Sized Lithium Titanate Spinel.”

Competition

Frequency Regulation and Fast Energy Storage.   A number of battery producers have stated an intent to compete in the frequency regulation and fast energy storage markets; however, to date there are only two that we have directly competed against in customer frequency regulation opportunities and renewable energy integration projects.  They are A123 Systems, Inc. (“A123”) and Beacon Power Corporation (“Beacon”). As we or others begin to demonstrate traction in this market we expect to see increasing levels of competition from other credible suppliers.  A123 has installed a 2 megawatt battery system in Southern California working with The AES Corporation to demonstrate its ability to provide a frequency regulation service.  Unlike the independently conducted stress and performance tests that our 2 megawatt battery system was subjected to in Indianapolis in 2008 where the conclusions of the tests were made publicly available, we have not seen any publicly available conclusions resulting from this A123 installation.  We are not aware of any direct sales of Beacon’s frequency regulation product to end customers, but do believe that Beacon is intending to construct several 20 megawatt installations to provide frequency regulation services on its own as a system operator.  Unlike A123 or Altair, Beacon employs a flywheel technology rather than a battery technology to provide frequency regulation.

We usually find that our products are competing against existing or alternative technologies for providing frequency regulation and renewable energy integration rather than a competitor battery manufacturer.  However, we expect this situation to change as the market accepts this storage technology to a greater degree.  Today most utilities and regional transmission organizations use existing coal, gas and diesel generating sources to provide frequency regulation.  Although these sources are inefficient and highly polluting compared to our solution, they are known quantities and accepted by the various regulators and utilities.  In many instances, particularly in the U.S., we are attempting to displace this accepted way of doing things.  Consequently, there is a longer education and justification period required to help the customer understand the true costs of their current approach and the benefits, both financial and environmental, of switching to our solution.  Once this new energy storage capability starts to get market traction, we expect the rate of acceptance to accelerate.  Until then, however, we are experiencing a long sales cycle and don’t expect that to materially change in the near future.  We believe that once we demonstrate revenue traction and establish the fact that the market does exist and is very large, other larger suppliers may also target this market.

Electric and Hybrid Electric Bus and Military Applications.  In the automotive area there are a large number of battery manufacturers and systems integrators currently serving the market.  Many of them are larger companies with substantially stronger financial resources than we have.  We believe this market will be driven by low margins and volume.  As a result we believe that only larger, well-capitalized companies will ultimately be successful in this market.  The mass-transit market, on the other hand, presents a different set of dynamics.  The characteristics of our batteries are an excellent fit to satisfy the requirements of this market, and the needs here are different than in the general consumer automotive market.  We believe that we can be a successful competitor in this segment of the overall automotive market.

With respect to the electric and hybrid electric mass-transit market, we are not aware of any commercially available products that have similar performance attributes as our nano lithium titanate batteries.  Nonetheless, competitors have announced advanced lithium ion batteries and battery products aimed at these markets.  Some may have advantages over our nano lithium titanate batteries with respect to features such as energy density.  However, we believe that these batteries do not match the cycle life, rapid charge and discharge rates and performance at temperature extremes of our nano lithium titanate batteries.

Currently, NiMH batteries dominate the hybrid electric vehicle market, including the mass-transit market. NiMH batteries improve upon the energy capacity and power capabilities of older alternatives, such as NiCd (for the same size cell) by 30% to 40%.  Since they contain fewer toxins than NiCd batteries, NiMH batteries are more environmentally friendly than NiCd batteries, although we believe that they are not as environmentally friendly as our nano lithium titanate battery.  Like NiCd batteries, NiMH batteries can be charged in about 3 hours.  Charging rates must be reduced by a factor of 5 to 10 at temperatures below 0°C (32°F) and above 40°C (104°F).  NiMH batteries suffer from poor deep cycle ability (i.e. the ability to be discharged to 10% or less of their capacity), possessing a recharge capability following deep discharge on the order of 200 to 300 cycles.  While NiMH batteries are capable of high power discharge, dedicated usage in high power applications limits cycle life even further.  NiMH batteries also possess high self-discharge rates, which is unintentional leaking of a battery’s charge.  NiMH batteries are intolerant to elevated temperature and, as a result, performance and capacity degrade sharply above room temperature.  The most serious issue with NiMH, though, involves safety accompanying recharge.  The temperature and internal pressure of a NiMH battery cell rises sharply as the cell nears 100% state of charge, necessitating the inclusion of complex cell monitoring electronics and sophisticated charging algorithms in order to prevent thermal runaway.  A potential limiting factor for the widespread use of NiMH batteries may be the supply of nickel, potentially rendering the technology economically infeasible for these applications as demand continues to rise.

Producers of electric and hybrid electric vehicles are seeking to replace NiMH batteries with lithium ion batteries for several reasons.  The demand for these vehicles is placing pressures on the limited supply of nickel, potentially rendering the technology economically infeasible for these applications as the demand continues to rise.  Compared to NiMH batteries, conventional lithium ion batteries are stable, charge more rapidly (in hours), exhibit low self-discharge, and require very little maintenance.  Except as explained below, the safety, cycle life, calendar life, environmental impact and power of lithium ion batteries is comparable to those of NiMH and NiCd batteries.

Conventional lithium ion batteries are the batteries of choice in small electronics, such as cell phones and portable computers, where high energy density and light weight are important.  These same attributes are desired for electric vehicle, hybrid electric vehicle, fast energy storage and other markets. However, these applications are principally high power demand applications and may pose other demands on usage, such as extremes of temperature, need for extremely short recharge times, and even longer extended lifetimes.  Because of safety concerns related principally to the presence of graphite in conventional lithium ion batteries, conventional graphite-based lithium ion batteries sufficiently large for such power uses may raise safety concerns.  In addition, current lithium ion technology is capable of about 1,000 to 3,000 cycles and has a life of about three years, whereas the vehicles in which they are used may have lifetimes as long as 10 to 15 years and require much larger cycle life.  Conventional lithium ion batteries also do not function well at extremely hot or cold temperatures.  Our batteries --which we believe are safer, have a longer cycle life, rapid charge and discharge rates and function well at extreme temperatures -- are designed to address the power market by providing the key benefits of lithium ion batteries without the shortcomings relative to the power market.

Our All Other Division

Background

During 2008, we operated as three separate divisions – A Power and Energy Group, a Performance Materials Division and a Life Sciences Division.  For nearly all of 2009, we were organized into two divisions; a Power and Energy Group and an All Other division.  Our All Other division includes the remnants of our Performance Materials and Life Sciences divisions.

Based on the results of a comprehensive review of all our activities, strengths, weaknesses, competitive opportunities and the overall market that was conducted during 2008, we determined to focus our future efforts exclusively in the Power and Energy arena.  As a result, we began in late 2008 and early 2009 to eliminate or sell our assets and efforts in the Life Sciences and Performance Materials divisions.  As of December 31, 2009, all new efforts in the Life Sciences area have been stopped and the intellectual property rights associated with that division were assigned to Spectrum Pharmaceuticals, Inc. pursuant to an amendment to our existing license agreement.  There is still a small amount of residual work being done in the Performance Materials market to fulfill commitments with existing customers, but these efforts require a minimal level of resources.

AlSher Titania LLC

Our All Other division consists primarily of our interest in the AlSher Titania joint venture with Sherwin-Williams.  AlSher Titania LLC was formed in April 2007.  This joint venture was formed for the development and production of high quality titanium dioxide pigment for use in paint and coatings and nano titanium dioxide materials for use in a variety of applications including those related to removing contaminants from air and water.  Construction of a 100-ton pigment processing pilot plant in connection with the joint venture agreement was completed, and the plant was commissioned in February 2008.  Testing under the pilot program commenced, and although results were positive, we suspended full operations in late 2008 after generating and compiling considerable data into an engineering data package.  Based on review of this package, its impact on financial projections, and input from our partner, we decided in 2009 not to undertake a more detailed engineering cost study relating to the potential scale up to a significantly larger demonstration plant.  Neither Altair nor Sherwin-Williams has expressed a willingness to finance the construction of the development scale plant that would be required as the next major milestone.  Throughout 2009, AlSher Titania LLC, Altair and Sherwin-Williams have been actively seeking a partner or partners to participate in this next phase and to buy our interests in AlSher Titania LLC.  In May 2009, the services of 5iTech were engaged to assist in this effort.  An interested party has been identified and as of December 31, 2009 discussions were underway with this party to try and structure an agreement that satisfies the needs of all parties involved.  Because of the length of time that the AlSher Titania LLC assets have been idle and the unwillingness of either party to finance the next phase of development, these assets have been deemed to be impaired and written down to their fair market value as of December 31, 2009.

On April 30, 2010 we sold our 70% share in the AlSher Titania Joint Venture (AlSher) to Sherwin-Williams.  Sherwin-Williams will now own 100% of AlSher.  All previous agreements with Sherwin-Williams regarding the AlSher Joint Venture are superseded.

Under terms of the agreement, certain intellectual property relating to the Altairnano Hydrochloride Process (AHP), along with certain other intellectual property owned by us, has been licensed to AlSher. We may receive future payments from AlSher based upon future revenues generated from the AHP, or from royalty payments relating to the licensed intellectual property.  The amount of future payments from AlSher to us is based on AlSher revenue.  All payments are capped at $3,000,000. Payments to us and continuation of the intellectual property licenses are conditional upon certain milestones being achieved and payments being made to us. AlSher also has an option to purchase the licensed intellectual property for $2,000,000.

We have been awarded four U.S. and 15 international patents protecting this technology, all of which have been licensed to AlSher Titania, including: 1) processing titaniferous ore to titanium dioxide pigment, 2) processing aqueous titanium chloride solutions to ultrafine titanium dioxide, 3) processing aqueous titanium solutions to titanium dioxide pigment and 4) a method for producing mixed metal oxides and metal oxide compounds.  The first three patents continue to be licensed to Alsher Titania, as they continue to relate to the manufacturing process within Alsher Titania. We determined the fourth patent no longer had value as of March 31, 2010 and we wrote off this patent with a net book value of $47,000. The U.S. patents expire in 2020 and 2021.  Two new patent applications have also been filed recently.

Nanosensor Initiative

Our All Other division also includes our nanosensors initiative.  Since September 2003, pursuant to a teaming/research agreement with Western Michigan University funded by the Department of Energy, we have been engaged in the development of a technology used in the detection of chemical, biological and radiological agents.  Late in 2008, we were awarded a $1.8 million Army Research Office (“ARO”) grant to continue the nanosensor program. The ARO formalized the contract with us to continue this work in September 2009.  Under the terms of this grant and contract, Western Michigan University will receive about half of the grant funds as a subcontractor to Altair.  We completed $139,000 of this contract during 2009 and will complete the $1.6 million balance through September 2010.  The scope of work associated with this grant further builds upon the accomplishments and progress made under the prior grants and will focus on a second-generation hand-held device currently being developed using a new as well as a previously developed library of sensing molecules for identification of a multiplicity of agents.

Life Sciences

Our Life Sciences division was focused on the development and marketing of RenazorbTM products, which were designed to support phosphate control in patients with Chronic Kidney Disease, hyperphosphatemia, and high phosphate levels in blood, associated with End Stage Renal Disease.  Based on a comprehensive review of the Life Sciences division, its existing and potential products, the resources available, market opportunity and competition, among other considerations, a decision was made in late 2008 to exit the life sciences arena.  Consistent with this decision, in August 2009 we announced an agreement in which we assigned ownership of all patent rights associated with Renazorb™ and Renalan™ to Spectrum Pharmaceuticals, Inc. (Nasdaq: SPPI). The patent assignment amends and restates an existing, limited licensing agreement for Renazorb™ and Renalan™ compounds to Spectrum Pharmaceuticals, which was announced in January 2005. Spectrum Pharmaceuticals now has exclusive worldwide rights to Renazorb™, Renalan™, and any related compounds in any field of use.

Under terms of the agreement, Altairnano received $750,000 in Spectrum Pharmaceuticals common stock, which was restricted until February 2010. In addition to the royalty and other payments we were to receive under the prior license agreement, we will now receive 10% of any fees Spectrum Pharmaceuticals may receive from the sublicensing of Renazorb™, Renalan™, and any related compounds.  With the execution of this contract with Spectrum Pharmaceuticals, we have completed our efforts to exit the life sciences market and there are no further Company resources devoted to this area.

Other Nanomaterials Research

In August 2008, we entered into a contract with the Environmental Protection Agency to collaborate in researching the safety and potential health hazards of inhalation of lithium titanate nanoparticles in the worker environment.  This is a new area of development with very little specific data upon which to establish recommendations for product handling and design of effective engineering controls in the manufacturing environment.  We are committed to producing products that are both safe for their ultimate consumers, and also for the people involved in their manufacture.   The study involved the instillation of lithium titanate, as well as control materials, into the respiratory tract of laboratory rats followed by microscopic examination of lung and trachea tissues at various exposure times.  As of December 31, 2009, the study was completed and identified no potential health hazards.   A final report will be completed in the first half of 2010.

Research and Development Expenses

Total research and development expenses were $2.4 million and $3.0 million for the three-month period ended March 31, 2010 and March 31, 2009, respectively.  Total research and development expenses were $10.3 million, $16.9 million and $15.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, while research and development costs funded by customers were $2.9 million, $5.0 million and $5.0 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

Dependence on Significant Customers

During the three months ended March 31, 2010, we had sales to three major customers, each of which accounted for 10% or more of revenues.  Total sales to Office of Naval Research, Proterra LLC, and US Army RDECOM for the three-month period ended March 31, 2010 were $602,000, $283,000, and $203,000, respectively.

During the year ended December 31, 2009, we recorded revenues from three major customers in the Power and Energy Group who accounted for 27%, 15% and 11% of revenues as follows:  Office of Naval Research revenues of $1.2 million, Proterra LLC revenues of $635,000 and BAE Systems of $482,000.  Our largest customer in the All Other Division, Spectrum Pharmaceuticals, had revenues of $751,000, or 17% of total revenues.

Government Regulation

Most of our current and proposed activities are subject to a number of federal, state, and local laws and regulations concerning machine and chemical safety and environmental protection.  Such laws include, without limitation, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response Compensation Liability Act.  We are also subject to laws governing the packaging and shipment of some of our products, including our nano lithium titanate batteries.  Such laws require that we take steps to, among other things, maintain air and water quality standards, protect threatened, endangered and other species of wildlife and vegetation, preserve certain cultural resources, reclaim processing sites and package potentially flammable materials in appropriate ways and pass stringent government mandated testing standards before shipping our battery products.

Expenses associated with compliance with federal, state, or local laws or regulations represents a small part of our present budget.  If we fail to comply with any such laws or regulations, however, a government entity may levy a fine on us or require us to take costly measures to ensure compliance.  Any such fine or expenditure may adversely affect our development.

We are committed to complying with and, to our knowledge, are in compliance with, all governmental regulations.  We cannot predict the extent to which future legislation and regulation could cause us to incur additional operating expenses, capital expenditures, or restrictions and delays in the development of our products and properties.

Government Contracts

A substantial portion of our current revenue is derived from government grants and contracts.  The government grants and contracts we enter into are subject to termination or delay of funding at the election of the government.  As a result, any termination of such agreements would significantly reduce revenue and the capital to sustain operations and research.

Environmental Regulation and Liability

Any proposed processing operation at our main operating facility in Reno, Nevada or any other property we use will be subject to federal, state, and local environmental laws.  Under such laws, we may be jointly and severally liable with prior property owners for the treatment, cleanup, remediation, or removal of substances discovered at any other property used by us; to the extent the substances are deemed by the federal or state government to be toxic or hazardous.  Courts or government agencies may impose liability for, among other things, the improper release, discharge, storage, use, disposal, or transportation of hazardous substances.  We use hazardous substances in our testing and operations and, although we employ reasonable practicable safeguards to prevent any liability under applicable laws relating to hazardous substances, companies engaged in materials production are inherently subject to substantial risk that environmental remediation will be required.

Financial Information about Segments and Foreign Sales

Information with respect to assets, net sales, loss from operations and depreciation and amortization for the Power and Energy Group, and All Other Division is presented in Note 18, Business Segment Information, of Notes to Consolidated Financial Statements included herein.

Information with respect to foreign and domestic sales and related information is also presented in Note 18, Business Segment Information, of Notes to Consolidated Financial Statements included herein.

Subsidiaries

Altair Nanotechnologies Inc. was incorporated under the laws of the province of Ontario, Canada in April 1973 under the name Diversified Mines Limited, which was subsequently changed to Tex-U.S. Oil & Gas Inc. in February 1981, then to Orex Resources Ltd. in November 1986, then to Carlin Gold Company Inc. in July 1988, then to Altair International Gold Inc. in March 1994, then to Altair International Inc. in November 1996 and then to Altair Nanotechnologies Inc. in July 2002.  In July 2002, Altair Nanotechnologies Inc. redomesticated from the Ontario Business Corporations Act to Canada’s federal corporate statute, the Canada Business Corporations Act.

Altair US Holdings, Inc. was incorporated by Altair in December 2003 for the purpose of facilitating a corporate restructuring and consolidation of all U.S. subsidiaries under a U.S. holding company.  At the completion of the corporate restructuring, Fine Gold, MRS, and Altairnano, Inc. (f/k/a Altair Nanomaterials, Inc.) were direct wholly-owned subsidiaries of Altair US Holdings, Inc., while Tennessee Valley Titanium, Inc., previously a wholly-owned subsidiary of MRS, was dissolved on July 7, 2006.

Altair acquired Fine Gold in April 1994.  Fine Gold has earned no operating revenues to date. Fine Gold acquired the intellectual property associated with the now defunct Altair jig, a fine particle separation device for use in minerals processing, in 1996.  Fine Gold was formally dissolved on December 30, 2008.

Mineral Recovery Systems, Inc., or MRS, was incorporated in April, 1987 and was formerly known as Carlin Gold Company.  MRS previously has been involved in the exploration for minerals on unpatented mining claims in Nevada, Oregon and California and the holding of mineral leases in Tennessee.  Other than a single mineral lease related to a remediation site in Tennessee, MRS does not continue to hold any properties or other significant leases.

Altair Nanomaterials, Inc. was incorporated in 1998 as a wholly-owned subsidiary of MRS and holds all of our interest in our nanomaterials and titanium dioxide pigment technology and related assets.  Altair Nanomaterials Inc. was subsequently renamed Altairnano, Inc. on July 6, 2006.

AlSher Titania LLC was incorporated in April 2007 as a joint venture company which is 70% owned by Altairnano, Inc.  This company was formed to combine certain technologies of Altairnano, Inc. with the Sherwin-Williams Company in order to develop, market, and produce titanium dioxide pigment for use in a variety of applications.

Corporate History

Altair Nanotechnologies Inc. was incorporated under the laws of the Province of Ontario, Canada in April 1973 for the purpose of acquiring and exploring mineral properties.  It was redomesticated in July 2002 from the Business Corporations Act (Ontario) to the Canada Business Corporations Act, a change that causes Altair to be governed by Canada's federal corporate statute.  The change reduced the requirement for resident Canadian directors from 50% to 25% of the Board of Directors, which gave us greater flexibility in selecting qualified nominees to our board.

During the period from inception through 1994, we acquired and explored multiple mineral properties.  In each case, sub-economic mineralization was encountered and the exploration was abandoned.

Beginning in 1996, we entered into leases for mineral property near Camden, Tennessee and owned the rights to the Altair jig.  However, we have terminated our leases on all of the Tennessee mineral properties and during 2009 disposed of the remaining centrifugal jigs and abandoned the applicable patents since we were unable to identify an interested party to purchase them.

In November 1999, we acquired all the rights of BHP Minerals International, Inc., or BHP, in the nanomaterials and titanium dioxide pigment technologies and the nanomaterials and titanium dioxide pigment assets from BHP. We are employing the nanomaterials technology as a platform for the sale of contract services, intellectual property licenses and for the production and sale of metal oxide nanoparticles in various applications including our nano lithium titanate batteries.

We have experienced an operating loss in every year of operation.  In the fiscal year ended December 31, 2009, we experienced a net loss of $21.3 million.

Employees

Our business is currently managed by Dr. Terry Copeland, President and Chief Executive Officer, Mr. John Fallini, Chief Financial Officer, Dr. Bruce Sabacky, Chief Technology Officer, Mr. Steven Balogh, Vice President Human Resources, Mr. Dan Voelker, Vice President Operations, Mr. C. Robert Pedraza, Vice President Corporate Strategy and Business Development, and Mr. Tom Kieffer, Vice President Marketing and Sales.   We have 99 additional regular employees.  As of December 31, 2009, we have employment agreements with Messrs. Copeland, Fallini, Balogh, Pedraza, Sabacky and Voelker.

During 2010, we may hire additional employees, primarily in operations, sales and engineering.  Such additional hiring, if it occurs, will be dependent upon business volume growth.

Enforceability of Civil Liabilities against Foreign Persons

We are a Canadian corporation, and two of our directors and our Canadian legal counsel are residents of Canada. Two directors are residents of Dubai.  As a result, investors may be unable to effect service of process upon such persons within the United States and may be unable to enforce court judgments against such persons predicated upon civil liability provisions of the U.S. securities laws. It is uncertain whether Canadian or Dubai courts would enforce judgments of U.S. courts obtained against us or such directors, officers or experts predicated upon the civil liability provisions of U.S. securities laws or impose liability in original actions against us or our directors, officers or experts predicated upon U.S. securities laws.

Properties

Our corporate headquarters is located at 204 Edison Way, Reno, Nevada 89502 in a building we purchased in August 2002.  Our nanomaterials and titanium dioxide pigment assets are located in this building, which contains approximately 85,000 square feet of production, laboratory, testing and office space.  We had pledged our corporate headquarters and associated land to secure a promissory note we issued to BHP Minerals International, Inc. in the amount of $3.0 million, at an interest rate of 7%.  This note was paid in full in January 2010 and the assignment has been released.

We are party to a lease agreement effective as of July 1, 2007, for 30,000 square feet of space in the Flagship Business Accelerator Building located at 3019 Enterprise Drive, Anderson, Indiana.  The space is used for the production of prototype batteries and battery systems.  The lease is for an initial term of five years with a single one-year renewal term.  On March 1, 2008, we signed an addendum to this lease that increased the space leased by 40,000 square feet and set forth corresponding adjustments in our rent.  Total rent to be paid over the five year term including real estate taxes is $1.3 million.  In addition to the Flagship lease, we rent another 2,210 square feet of space at 1305 W. 29th Street, Anderson, Indiana, on a month to month basis.

We also maintain a registered office at 360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6.  We do not lease any space for, or conduct any operations out of, the Toronto, Ontario registered office.

We have terminated the mineral leases on all but the primary lease for our Tennessee mineral property that is subject to remediation.  Remediation work on the properties has been completed and reviewed by the applicable regulatory authorities.  Final inspections and full release is expected to occur in the first half of 2010.  Future remediation costs are not expected to be significant.

Legal Proceedings

In 2009, we filed a collection action against Designline International Holdings, LLC in the Wake County District Court of North Carolina under Case Number 09-CVD-17792 for collection of $354,000 for payment of product and services previously provided by us. The matter was subsequently transferred to the State of North Carolina, County of Mecklenburg, General Court of Justice, Superior Court Division, under Case Number 09 CvS 30107. On January 15, 2010, Designline International Holdings, LLC filed its answer denying our allegations and filing counterclaims alleging breach of contract, breach of implied warranty of merchantability and breach of implied warranty of fitness for a particular purpose in response to our complaint. We have not yet filed our answer to their counterclaims. The matter remains pending.

Beside the matter stated above we are not a party to any pending or threatened litigation, the outcome of which could be expected to have a material adverse effect upon our financial condition, our results of operations or cash flows.

CERTAIN MATTERS RELATED TO OUR COMMON SHARES

Market Price

Our common shares are traded on the NASDAQ Capital Market under the symbol "ALTI."  The following table sets forth, during the periods indicated, the high and low sales prices for our common shares, as reported on our principal trading market.

Fiscal Year Ended December 31, 2010	Low	High
1st Quarter	$0.70	$0.96
Fiscal Year Ended December 31, 2009	Low	High
1st Quarter	$0.60	$1.28
2nd Quarter	$0.86	$1.55
3rd Quarter	$0.79	$1.45
4th Quarter	$0.80	$1.18

Fiscal Year Ended December 31, 2008	Low	High
1st Quarter	$1.97	$4.81
2nd Quarter	$1.63	$2.73
3rd Quarter	$1.45	$2.94
4th Quarter	$0.75	$2.40

The last sale price of our common shares, as reported on the NASDAQ Capital Market on June 14, 2010 was $0.46 per share.

Outstanding Shares and Number of Shareholders

As of June 10, 2010, the number of common shares outstanding was 105,400,728 held by approximately 425 holders of record.  In addition, as of the same date, we have reserved 6,162,084 common shares for issuance upon exercise of options that have been, or may be, granted under our employee stock option plans and 7,028,440 common shares for issuance upon exercise of outstanding warrants.

Dividends

We have never declared or paid cash dividends on our common shares.  Moreover, we currently intend to retain any future earnings for use in our business and, therefore, do not anticipate paying any dividends on our common shares in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

We have stock option plans administered by the Compensation Committee of our Board of Directors that provide for the granting of options to employees, officers, directors and other service providers of the Company.  Security holders have approved all option plans.  The following table sets forth certain information with respect to compensation plans under which equity securities are authorized for issuance at December 31, 2009:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,920,209	$2.396	4,107,317
Equity compensation plans not approved by security holders	None	N/A	None
Total	4,920,209	$2.396	4,107,317

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common shares is Equity Transfer Services, Inc., 200 University Ave, Suite 400, Toronto, Ontario, M5H 4H2.

CERTAIN FINANCIAL INFORMATION

Selected Financial Data

The following table sets forth selected consolidated financial information with respect to the Company and its subsidiaries for the periods indicated.  The data is derived from financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The selected financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included herein.  All amounts are stated in thousands of U.S. dollars.

For the Year Ended December 31,	2009		2008		2007	2006	2005

STATEMENTS OF OPERATIONS
Revenues		$4,371		$5,726	$9,108	$4,324	$2,806
Operating expenses		$(27,232)		$(35,852)	$(42,176)	$(22,005)	$(13,288)
Interest expense		$(107)		$(97)	$(134)	$(172)	$(207)
Interest income		$188		$982	$1,101	$655	$750
(Loss) / gain on foreign exchange		$(2)		$(10)	$(1)	$(2)	$2
Realized gain (loss) on investment		$851		$(89)	$-	$-	$-
Loss from continuing operations before
non-controlling interest’s share		$(21,931)		$(29,340)	$(32,102)	$(17,200)	$(9,937)
Non-controlling interest’s share		$619		$272	$631	$-	$-
Net loss		$(21,312)		$(29,068)	$(31,471)	$(17,200)	$(9,937)
Basic and diluted net loss per
common share		$(0.21)		$(0.34)	$(0.45)	$(0.29)	$(0.17)
Cash dividends declared per
common share		$-		$-	$-	$-	$-

BALANCE SHEET DATA
Working capital		$22,118		$26,067	$39,573	$25,928	$21,483
Total assets		$40,317		$48,071	$73,859	$43,121	$33,464
Current liabilities	$	(4,055)	$	(3,647)	$(14,329)	$(3,500)	$(2,428)
Long-term obligations		$(37)		$(608)	$(1,200)	$(1,800)	$(2,400)
Non-controlling interest in subsidiary		$(541)		$(1,098)	$(1,369)	$-	$-
Net shareholders' equity		$(35,684)		$(42,718)	$(56,961)	$(37,821)	$(28,636)

Supplementary Financial Data

The following Supplementary Financial Information for the fiscal quarter ended March 31, 2010, and for the fiscal quarters ended March 31, June 30, September 30 and December 31 in each of the years 2009 and 2008 was derived from our unaudited quarterly consolidated financial statements filed by us with the SEC in our Quarterly Circulars on Form  10-Q with respect to such periods (except for 4th quarter data).

Supplementary Financial Information by Quarter, 2009 and 2008
(Unaudited – in 000s)

Supplementary Financial Information by Quarter, 2009 and 2008
(Unaudited – in 000s)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31	June 30	September 30	December 31
Quarter Ended 31, 2010:
Revenues	$1,192
Operating expenses	$6,386
Net loss	$(6,071)
Loss per common share: (1)
Basis and diluted	$(0.06)

Year Ended December 31, 2009:
Revenues	$902	$-	$1,667	$1,805
Operating expenses	$7,374	$6,482	$5,906	$7,469
Net loss	$(6,385)	$(6,393)	$(3,316)	$(5,217)
Loss per common share: (1)
Basic and diluted	$(0.07)	$(0.07)	$(0.03)	$(0.05)

Year Ended December 31, 2008:
Revenues	$1,069	$1,903	$1,802	$953
Operating expenses	$9,819	$7,839	$11,124	$7,070
Net loss	$(8,288)	$(5,660)	$(9,111)	$(6,008)
Loss per common share: (1)
Basic and diluted	$(0.10)	$(0.07)	$(0.11)	$(0.08)

(1) Loss per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly loss per common share amounts does not necessarily equal the total for the year.

Financial Statements

The reports and financial statements required by this Item appear on pages F-1 through F-47 at the end of this Circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Overview

We are a Canadian corporation, with principal assets and operations in the United States, whose primary business is developing, manufacturing and selling our nano-lithium titanate battery cells, batteries and battery packs and providing related design, installation and test services.  Our primary focus is marketing our large-scale energy storage solutions to power companies and electric grid operators throughout the world.  In addition, we market our batteries to electric and hybrid-electric bus manufacturers.

In our 2008 strategic review we determined that the specific strategic efforts we should focus on going forward are: the provision of frequency regulation and renewables integration in the electric grid, the electrification of the mass-transit portion of the automotive market, and similar opportunities in the military market where we can leverage the specific application to support our overall technology development efforts.  We believe that these are multi-billion dollar emerging markets with room for a number of successful suppliers.  At the present time, we perceive no dominant provider and we believe that as a result of our significant differentiated product attributes, the overall strength of our management team, and the recognition we are receiving in the marketplace, that we have a very good chance of becoming one of the successful suppliers.  Our proprietary technology platform gives our products a number of unique, highly sought after attributes that clearly differentiate our products from their alternatives.  Included in these attributes are substantially longer cycle and calendar lives, a rapid recharge time, the ability to provide instantaneous high power, a wide operating temperature range and increased operational safety.

2009 has been a transition year as we have discontinued the pursuit of grants and contracts in the life sciences and performance materials markets to focus on the power and energy systems market.  We expect that the first half of 2010 will continue in this transition mode until we start to gain traction in the sale of our various battery products.  Although we had excellent research and a number of prototype battery products in early 2009, there is still considerable work required on our part to turn these promising prototypes into commercially available products.  That work continued in earnest throughout 2009, and we are now in a position to actively sell our products.  Future revenues will depend on the success of these efforts, the results of our other research and development work, and the success of Spectrum Pharmaceuticals in the further development and market introduction of products based on RenazorbTM and RenalanTM for which we will receive future milestone and royalty payments.

On April 30, 2010 we sold our 70% share in AlSher to Sherwin-Williams.  Under terms of the agreement, certain intellectual property owned by us, has been licensed to AlSher. We may receive future payments from AlSher based upon future revenues generated from the intellectual property, or from royalty payments relating to the licensed intellectual property.  The amount of future payments from AlSher to us is based on AlSher revenue, and royalty payments are capped at $3,000,000. The payments to us and continuation of the intellectual property licenses are conditional upon certain milestones being achieved and payments being made to us. AlSher also has an option to purchase the licensed intellectual property for $2,000,000.

We also provide contract research services on select projects where we can utilize our resources to develop intellectual property and/or new products and technology.  Although contract services revenue comprised a significant portion of our total revenues in recent years accounting for 65%, 87%, and 55%, respectively in 2009, 2008 and 2007, we expect this percentage to diminish as our battery sales expand.

Our revenues have been, and we expect them to continue to be, generated by license fees, product sales, commercial collaborations, and government contracts and grants.  We currently have agreements in place to (1) provide research to further develop battery electrode materials and nanosensors, (2) participate in a joint venture combining the technologies of the partners in order to develop and produce titanium dioxide pigment for use in a variety of applications, although we are actively working with Sherwin-Williams to sell our interests in this joint venture, (3) develop a suite of energy storage solutions for the stationary power market, (4) develop battery backup power systems for naval applications, and (5) provide battery modules to a U.S. based bus manufacturer.  We have made product sales consisting principally of battery packs and nano lithium titanate cells.

General Outlook

We have generated net losses in each fiscal year since incorporation, and the first quarter of 2010 was no different.  Revenues from product sales, commercial collaborations and contracts and grants increased in the first three months of 2010 to $1.2 million compared to $902,000 in the same period in 2009.  Revenues from commercial collaborations and contracts and grants decreased $2.1 million from $5 million in 2008 to $2.9 million in 2009.  We completed most of our customer collaboration and grant related projects during 2008 and did not seek to renew them, with the major exception being the U.S. Office of Naval Research work.  Revenue from product sales increased modestly from $757,000 in 2008 to $761,000 in 2009 as we began to shift our focus out of the low margin grants and customer collaborations opportunities into product sales.

Our current focus is on the development of products and technologies in energy storage that we anticipate will eventually bring a substantial amount of higher-margin revenues from manufacturing, product sales and other sources. We expect our nano lithium titanate batteries and battery materials to be a source of such higher-margin revenues.  Consequently, during the first three months of 2010, we continued to expand the scope of our Power and Energy Group by (1) hiring additional staff and increasing temporary personnel to handle the conversion from a prototype to a commercial product, (2) adding additional sales and marketing personnel to focus on this market, and (3) acquiring additional test and production equipment.

As we attempt to significantly expand our revenues from licensing, manufacturing, sales and other sources, some of the key near-term events that will affect our long-term success prospects include the following:

●
Based on the success of the 2008 AES 2 MW frequency regulation trial, as validated in the KEMA, Inc. analysis and report, we have experienced a substantial amount of interest in the product from other entities and are in active sales development discussions with a number of them.

●
In August, 2009, we signed a contract with Proterra, LLC, a Golden, Colorado based leading designer and manufacturer of heavy-duty drive systems, energy storage systems, vehicle control systems and transit buses to sell them battery modules for their all electric and hybrid electric buses. Proterra's systems are scalable to all forms of commercial buses and Class 6-8 trucks.  On May 3, 2010 we received a new purchase order of $850,000 with Proterra to supply additional battery modules for delivery in the third quarter.  We anticipate additional larger orders from Proterra as it brings its new manufacturing plant on line and begins to scale up its operations.

●
Based on the demonstrated success of our battery in the Proterra bus application, we have also entered into discussions with a number of other bus manufacturers or systems integrators regarding the purchase of our battery products for their respective applications.

●
Our efforts with the U.S. military and the British Ministry of Defense continue to move forward on several different projects.  Initial testing phases on each project with the U.S. Army, U.S. Navy and the British Ministry of Defense have all completed and ongoing government funding for 2010 for the U.S. Navy is already in place. Although the results of the work done in the other areas were equally well received, ongoing work is dependent on government funding in each country.  With the overall state of the economy still being very weak, this funding is uncertain at the current time.

●
Spectrum is continuing its product development work and pre-clinical testing with the intention of filing an Investigational New Drug application with the U.S. Food and Drug Administration in 2010.  During 2009, Altairnano assisted Spectrum in selection of a third-party manufacturer of the RenazorbTM and RenalanTM active pharmaceutical ingredient.  Spectrum continues to enlist Altairnano analytical resources for development work. Pre-clinical trial work still lies ahead for the RenazorbTM-based drugs.

●
On April 30, 2010 we sold our 70% interest in AlSher Titania, LLC to Sherwin-Williams, who will be taking these assets to further develop this business on their own.  We prepared a cash flow analysis on our expected cash receipts from the sale of our interest in AlSher and determined that the expected cash receipts are higher than the sum of the $418,000 of fixed assets and the $483,000 of patents as of March 31, 2010. In return Sherwin will make future payments to us based on the future business success of AlSher.

Although it is not essential that all of these projects be successful in order to permit substantial long-term revenue growth, we believe that full commercialization of several of our battery applications will be necessary in order to expand our revenues enough to create a likelihood of our becoming profitable in the long term.  We remain optimistic with respect to our current key projects, as well as others we are pursuing, but recognize that, with respect to each, there are development, marketing, partnering and other risks to be overcome.

An important consideration as we begin to grow our revenue stream is to ensure that we have access to the various components and raw material we need to manufacture and then assemble our various products.  With a small product volume, having multiple suppliers for each component is not practical, but is now becoming much more important to us.  During the first quarter of 2010, we continued to identify and qualify additional suppliers or manufacturers for our critical components.  While those efforts have progressed, the most critical sole-source relationship we currently have is for the manufacture of our battery cells.  We currently have one supplier that produces all of our battery cells.  These cells include our proprietary nano lithium titanate material produced in Reno, Nevada.  Our supplier delivers battery cells to our Anderson, Indiana manufacturing facility.  We then manufacture battery packs used in electric buses and also manufacture complete megawatt scale energy storage solutions for the electric grid markets.  This battery cell supplier is critical to our manufacturing process.  We are currently in the process of qualifying a second contract manufacturer and expect to have this capability in place by the end of this year.

As previously reported, we have experienced a quality issue with the critical manufacturing supplier described above that has impacted our immediate ability to supply product to our customers.  We have engaged in ongoing discussions with this supplier to identify the root cause of the problem and rectify it.  We are currently conducting validation testing and audits of the manufacturer's processes to confirm resolution of the quality issue prior to authorizing resumption of production.  Although we do not expect a material financial impact, the delay in the problem rectification has delayed delivery of our products during the first quarter of 2010.  We expect that this quality issue will constrain product deliveries through the second quarter of 2010, with the problem resolved for third quarter shipments.

Contracts and Grants

Our $3.8 million ONR II contract is running about three months behind due to the cell quality issue described in the above paragraph.  We believe this issue has now been resolved and work will resume in the second quarter of 2010. We have earned $1.8 million of the revenue through the quarter ending March 31, 2010 and anticipate earning the $2 million balance during the second and third quarters of 2010.

Our $1.7 million U.S. Army nanosensor grant is on schedule, and we expect to finish the $1.4 million balance  during 2010.

Our Operating Divisions

Since early 2009 we have been organized into two divisions: a Power and Energy Group and an All Other Division. Efforts began in late 2008 and early 2009 to eliminate or sell the Company's assets and efforts in the Life Sciences and Performance Materials divisions.  As of March 31, 2010, we have ceased all operations in the Life Sciences area and the assets formerly dedicated to that market either redeployed into the Power and Energy Group or are planned to be disposed of. There is still a small amount of residual work being done in the Performance Materials market to fulfill commitments with existing customers, but these efforts require a minimal level of resources. On April 30, 2010 we also signed an agreement to sell our 70% interest in the AlSher Titania joint venture to Sherwin-Williams.  While we continue to service existing customers and agreements relating to other types of our previously developed products, our research and development, production and marketing efforts are now focused solely on the Power and Energy Group.

Liquidity and Capital Resources

Current and Expected Liquidity

As of March 31, 2010, we had cash and short-term investments totaling $12.3 million compared to $21.9 million at the same point last year and $18.1 million at the start of this year.  Net decrease in cash for the three months ended March 31, 2010 totaled $5.8 million compared to $6.1 million for the comparative 2009 period.  The major factors that have the greatest impact on our liquidity and resulting cash balance are: the volume and timing of our customer sales, the timeliness of our collections efforts, the build-up of our inventory levels in anticipation of sales, the addition of headcount and other operating expenses, and our ability to raise additional capital.

As of December 31, 2009, we had cash and short-term investments totaling $18.1 million.  Net cash used in operating activities for the year ended December 31, 2009 totaled $23.6 million compared to $30.1 million for the year ended December 31, 2008.  The decrease in cash used in operating activities for 2009 compared to 2008 primarily reflects payments of approximately $5.5 million relating to certain significant payments we made in the first quarter of 2008, which included: $2.4 million of commission and expenses paid to the placement agent in connection with our sale of common shares in November 2007; $1.8 million paid in connection with the 2007 bonus plan; and $1.3 million of raw materials purchases made in 2007 in anticipation of receipt of the next sales order from Phoenix under the 2007 purchase agreement were paid in the first quarter of 2008.  Cash expended on research and development activities decreased by approximately $2 million in the first quarter of 2009 primarily attributable to the completion of customer contracts and grants in 2008 (AES Energy Storage LLC, Elanco Animal Health, and the Department of Energy) and the realignment of resources relating to the shift in focus from the Performance Materials and Life Sciences segments to the Power and Energy Group.  Additionally, no bonus payments were made in the first quarter of 2010, as the bonus targets for 2009 were not achieved.

In May 2009, we completed a sale of 11,994,469 common shares of the Company for net proceeds to the Company of $12.8 million.  In July 2009, we sold our 240,000 shares of Spectrum Pharmaceutical common stock for cash proceeds of $2.0 million.  These items plus other smaller cash inflows related to notes payable, interest, long-term debt and other items increased cash by a total of $14.7 million.

Over the long term, we anticipate substantially increasing revenues by entering into new contracts and increasing product sales in the stationary power and electric bus markets.  However, this increase in revenues will be dependent on our ability to transition our stationary power products from prototypes into commercial grade products.  During 2009, we continued making significant expenditures for our battery initiative, added staff and equipment for the manufacture of nano lithium titanate products and increased our sales and marketing efforts.  In 2010, we intend to increase spending on our battery initiatives continuing the enhancement of our products and their conversion into commercial grade products.  We estimate that our current cash and short-term investments balance is sufficient to support our operations well into 2010 based on budgeted cash flow projections. However, it will not be sufficient to carry the Company to our projected cash flow breakeven point expected in 2011.   Considering this fact, we commenced an at-the-market offering of up to $15 million in common shares in June 2010.  It is uncertain how much capital will be raised in this offering, and it is likely that we will seek additional capital following the completion or early termination of the at-the-market offering.

Investing activities for the year ended December 31, 2009 reflect the purchase of property and equipment of $768,000 compared to property and equipment purchases of $3.0 million made for the year ended December 31, 2008.   Capital expenditures of approximately $4.9 million are anticipated through December 2010 based on the anticipated increased sales and production volumes.

Our cash and short-term investments decreased by $10.0 million, from $28.1 million at December 31, 2008 to $18.1 million at December 31, 2009, due primarily to net proceeds from our May common stock sale and other financing activities of $12.4 million plus the sale of our Spectrum Pharmaceuticals stock for $2.0 million offset by net cash used in operations of $24.0 million and purchases of property and equipment of $0.8 million.

The use of cash for financing activities of $434,000 (excluding the May financing) for the year ended December 31, 2009 primarily reflects the payment of the note payable on our building of $600,000.  The final payment of $600,000 on this note was due, and paid, in January 2010.

During the second half of 2009 we built up our inventory in anticipation of sales expected in late 2009 and early 2010.  However, we experienced fewer orders than expected due to various economic and political factors, including decisions by many companies to defer battery technology projects while waiting for responses on government grant applications related to the American Recovery and Reinvestment Act of 2009.  Based on the increased level of sales quote activity we have seen of late, however, it appears that companies are returning to a more normal mode of business in which projects are evaluated on their own merits.  As we move into 2010, we do not expect to build up our inventory much more than its current level until we begin to close sales.  With regard to inventory decisions, we also consider the lengthy manufacturing cycle of four to six months required to produce our large battery systems.  Depending on the time lag between the initial inventory buildup and the actual sales, our cash balance will be negatively impacted.  Since actual sales and production volumes for the full year of 2010 are unknown at this time, we are not able to currently estimate our anticipated inventory purchases through December 31, 2010.  We expect that we will end 2010, however, with an overall inventory level in the same range as we ended the first quarter of 2010.  Liquidity will be a consideration in our final determination of production volumes.

Our objective is to manage cash expenditures in a manner consistent with rapid product development that leads to the generation of revenues in the shortest possible time.  Our shift in focus to the Power and Energy Group and reduction in resources committed to our other business units has allowed us to re-direct funding to our battery development and commercialization activities, which are anticipated to be higher margin with a shorter cycle to commercialization than our Performance Materials and pharmaceutical candidates.  We do not believe that this shift in focus will have a material effect on our sources of cash.  Our cash outflow in the Life Sciences and Performance Materials markets was considerably greater than our cash inflow.

During the quarter ending March 31, 2010 we increased spending on our battery initiatives, compared to the same period last year, continuing the enhancement of our products and their conversion from prototypes into commercial grade products.  We have also added a number of new hires to our marketing and engineering departments to better enable us to target and close the necessary customer sales.

We estimate that cash and short-term investments balance as of March 31, 2010 with anticipated customer orders over the next several months is sufficient to support our operations for approximately 6 months from March 31, 2010.  However, it will not be sufficient to carry the Company to our projected cash flow breakeven point projected for late 2011 to early 2012.  Consequently, we plan to raise additional capital during 2010.

Historically, we have financed operations primarily through the issuance of equity securities (common shares, convertible debentures, stock options and warrants) and by the issuance of debt.  Consistent with past practice, we expect that this type of financing will continue to provide us with the current working capital required until anticipated order volume increases allow us to reach cash flow breakeven.  The exact size and timing of this capital raise will depend upon a number of factors including the market price and trading volume of our common shares, our financial circumstances, including committed and anticipated order volume, and the general economic environment at the time we begin the process.  We do not have any commitments with respect to future financing and may or may not, be able to obtain such financing on reasonable terms, or at all.  We do not expect the current difficult economic environment to preclude our ability to raise capital, but the overall cost of capital will likely be high.  Our objectives are to raise the capital required to carry the company to cash flow breakeven while in the process of doing so, creating the least amount of dilution to our existing shareholders.

Cash used in operations during the quarter ending March 31, 2010 of $4.7 million consisted primarily of payments for wages and salaries to our employees and an increased level of inventory purchases for long lead time items.  We continue to monitor our cash flows very carefully and have been successful to date in structuring our customer contracts so that they are essentially cash flow neutral or slightly positive for us.  As we begin to ramp up our anticipated sales volume this year we are not expecting a large up-front drain on our cash.

Investing activities for the quarter ended March 31, 2010 reflect the purchase of $392,000 in manufacturing equipment.  Assuming we receive significant product orders during 2010, capital expenditures of approximately $4.9 million are anticipated through December 2010 based on the higher anticipated sales and production volumes.

The use of cash for financing activities of $720,000 primarily reflects the final payment of $600,000 on the note payable on our building.  We had a single note payable in the original principal amount of $3.0 million secured by a first lien on our building.  The final payment of principal and interest on this note was paid on January 29, 2010.

If order volume fails to increase as currently anticipated and we make no changes in our first quarter average monthly cash burn rate of $1.9 million, we have cash on hand for a little over six months of operations.  Under this scenario, if no customer orders are received by July 2010, purchases of raw materials would be discontinued and other measures to conserve cash would be implemented as necessary to extend cash availability.  Other measures to preserve cash on hand until order volume begins to increase would include the following:

▪	reducing production levels;
▪	deferring discretionary expenditures such as capital purchases, internal research costs, training, and routine equipment and building maintenance;
▪	eliminating or deferring filling non-critical positions through attrition; and
▪	reductions in workforce.

As we project forward for the next 24 months, if sales volume growth is slow and steady and we continue our existing model of shipping our nano lithium titanate to our current contract manufacturer who manufactures our battery cells and then ships them to our Anderson, Indiana facility for assembly into our final products, we will need to raise additional capital during 2010 to carry us to cash flow breakeven anticipated in 2011.  On the other hand, if volume growth is relatively fast as the global economy starts to improve, we will need also to raise additional capacity expansion capital earlier in order to fulfill the higher demand.  If we change our existing model with respect to the manufacture of our battery cells, we may need a larger capital investment to fund the building of that capability in house.  Since we are in the process of commercializing our products in newly emerging markets and our growth estimates may vary based on the economic recovery, our historical cash flows are not a good indicator of our future requirements.

We evaluate our capital needs and the availability of capital on an ongoing basis and, consistent with past practice, expect to seek capital when and on such terms as we deem appropriate based upon our assessment of our current liquidity, capital needs and the availability of capital.  Given that we are not yet in a positive cash flow or earnings position, the options available to us are fewer than to a positive cash flow company.  Specifically, we would not generally qualify for long-term institutional debt financing.  We do not have any commitments from any party to provide required capital and may or may not, be able to obtain such capital on reasonable terms.  Consistent with past practice we expect to raise additional capital through the sale of common shares, convertible notes, stock options, and warrants.  We do not expect the current difficult economic environment to preclude our ability to raise capital, but the overall cost to the Company of doing so will most likely be higher.

We had a single note payable in the original principal amount of $3 million secured by a first lien on our building.  The final payment of principal and interest was due on February 8, 2010 and paid on January 29, 2010.

Capital Commitments and Expenditures

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of March 31, 2010:

    In thousands of dollars
		Less Than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
Notes Payable	$78	$78	$-	$-	$-
Contractual Service Agreements	397	397	-	-	-
Property and Capital Leases	791	386	405	-	-
Unfulfilled Purchase Orders	1,646	1,646	-	-	-
Total Contractual Obligations	$2,912	$2,507	$405	$-	$-

We purchased equipment for our Reno, Nevada and Anderson, Indiana facilities for use in the development and expansion of our current advanced battery materials production capabilities.  During the three months ending March 31, 2010, $435,000 was expended on lab and production equipment.  An additional $31,000 was spent on software.

Assuming we receive significant product orders in 2010, we plan to spend approximately $4.9 million on production and tooling equipment associated with our Power and Energy Group capacity expansion.  This level of expenditures assumes that we will continue to rely on a contract manufacturer to manufacture our cells.  Should we change this model and decide to manufacture the cells ourselves, a much higher level of capital investment would be required to build a cell manufacturing capability here in the U.S.  The size of this investment would be dependent upon the size of the facility required and to what extent we could use existing available space in our current locations.

Off-Balance Sheet Arrangements

The company did not have any off-balance sheet transactions during 2009 or during the first quarter of 2010.

Critical Accounting Policies and Estimates

Management based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.  On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to long-lived assets, share-based compensation, revenue recognition, overhead allocation, allowance for doubtful accounts, inventory, and deferred income tax.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect the Company’s future results of operations and cash flows.

▪
Long-Lived Assets.  Our long-lived assets consist principally of the nanomaterials and titanium dioxide pigment assets, the intellectual property (patents and patent applications) associated with them, and a building.  Included in these long-lived assets are those that relate to our research and development process.  If the assets have alternative future uses (in research and development projects or otherwise), they are capitalized when acquired or constructed; if they do not have alternative future uses, they are expensed as incurred. At March 31, 2010, the carrying value of these assets was $11.3 million, or 32% of total assets.   We evaluate the carrying value of long-lived assets whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable.  The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows expected to be generated by the asset are less than the carrying value.  Our estimate of the cash flows is based on the information available at the time including the following:  internal budgets; sales forecasts; customer trends and order backlogs; anticipated production volumes; and market conditions over an estimate of the remaining useful life of the asset which may range from 3 to 10 years for most equipment and up to 22 years for our building and related building improvements.  If an impairment is indicated, the asset value is written to its fair value based upon market prices, or if not available, upon discounted cash flow value, at an appropriate discount rate determined by us to be commensurate with the risk inherent in the business model.  The determination of both undiscounted and discounted cash flows requires us to make significant estimates and consider the expected course of action at the balance sheet date.  Our assumptions about future sales and production volumes require significant judgment because actual sales prices and volumes have fluctuated significantly in the past and are expected to continue to do so.  Until our products reach commercialization, the demand for our products is difficult to estimate.  Subsequent changes in estimated undiscounted and discounted cash flows arising from changes in anticipated actions could impact the determination of whether impairment exists, the amount of the impairment charge recorded and whether the effects could materially impact our consolidated financial statements.  Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product or the assets used to produce it, a history of operating or cash flow losses and/or the partial or complete lapse of technology rights protection.

Fixed assets held by our joint venture with Sherwin Williams, AlSher Titania LLC, of $418,000, were also evaluated.  Based on our agreement to sell our 70% interest in AlSher to Sherwin Williams dated April 30, 2010, Sherwin-Williams will be taking these assets to further develop this business on their own.  We prepared a cash flow analysis on our expected cash receipts from the sale of our interest in AlSher and determined that the expected cash receipts are higher than the sum of the $418,000 of fixed assets and the $483,000 of patents as of March 31, 2010.

We reviewed our four capitalized patents related to AlSher and determined that three of these patents have value in excess of their net book value of $483,000.  AlSher currently has an exclusive license to use this technology from Altair.  The fourth patent no longer has value.  The fourth patent had a net book value of $47,000 and an impairment charge of this amount was recorded in the quarter ended March 31, 2010.

As of March 31, 2010, we estimate that our future cash flows, on an undiscounted basis, are greater than our $11.3 million in long-lived assets.  Our estimated future cash flows include anticipated product sales, commercial collaborations, and contracts and grant revenue, since our long-lived asset base, which is primarily composed of production, laboratory and testing equipment and our Reno facility, is utilized to fulfill contracts in all revenue categories.  Based on our assessment, which represents no change from the prior year in our approach to valuing long-lived assets, other than the $47,000 patent impairment charge described above, we believe that our long-lived assets are not impaired.

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Stock-Based Compensation.  We have a stock incentive plan that provides for the issuance of stock options, restricted stock and other awards to employees and service providers.  We calculate compensation expense using a Black-Scholes Merton option pricing model.  In so doing, we estimate certain key assumptions used in the model.  We believe the estimates we use, which are presented in Note 9 of Notes to the Condensed Consolidated Financial Statements, are appropriate and reasonable

▪
Revenue Recognition.  We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been performed, the fee is fixed and determinable, and collectability is probable.  During the first quarter of 2010, our revenues were derived from three sources: product sales, commercial collaborations, and contract research and development.  License fees are recognized when the agreement is signed, we have performed all material obligations related to the particular milestone payment or other revenue component and the earnings process is complete.  Revenue for product sales is recognized upon delivery of the product, unless specific contractual terms dictate otherwise.  Based on the specific terms and conditions of each contract/grant, revenues are recognized on a time and materials basis, a percentage of completion basis and/or a completed contract basis.  Revenue under contracts based on time and materials is recognized at contractually billable rates as labor hours and expenses are incurred.  Revenue under contracts based on a fixed fee arrangement is recognized based on various performance measures, such as stipulated milestones.  As these milestones are achieved, revenue is recognized.  From time to time, facts develop that may require us to revise our estimated total costs or revenues expected.  The cumulative effect of revised estimates is recorded in the period in which the facts requiring revisions become known.  The full amount of anticipated losses on any type of contract is recognized in the period in which it becomes known.  Payments received in advance relating to future performance of services or delivery of products, are deferred until the customer accepts the service or the product title transfers to our customer.  Upfront payments received in connection with certain rights granted in contractual arrangements are deferred and amortized over the related time period over which the benefits are received.  Based on specific customer bill and hold agreements, revenue is recognized when the inventory is shipped to a third party storage warehouse, the inventory is segregated and marked as sold, the customer takes the full rights of ownership and title to the inventory upon shipment to the warehouse per the bill and hold agreement.  When contract terms include multiple components that are considered separate units of accounting, the revenue is attributed to each component and revenue recognition may occur at different points in time for product shipment, installation, and service contracts based on substantial completion of the earnings process.

▪
Accrued Warranty. We provide a limited warranty for battery packs and energy storage systems.  A liability is recorded for estimated warranty obligations at the date products are sold.  Since these are new products, the estimated cost of warranty coverage is based on cell and module life cycle testing and compared for reasonableness to warranty rates on competing battery products.  As sufficient actual historical data is collected on the new product, the estimated cost of warranty coverage will be adjusted accordingly.  The liability for estimated warranty obligations may also be adjusted based on specific warranty issues identified.

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Overhead Allocation.  Facilities overheads, which are comprised primarily of occupancy and related expenses, are initially recorded in general and administrative expenses and then allocated monthly to research and development expense based on labor costs.  Facilities overheads and fringe benefits allocated to research and development projects may be chargeable when invoicing customers under certain research and development contracts.

▪
Allowance for Doubtful Accounts.  The allowance for doubtful accounts is based on our assessment of the collectability of specific customer accounts and the aging of accounts receivable.  We analyze historical bad debts, the aging of customer accounts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.  From period to period, differences in judgments or estimates utilized may result in material differences in the amount and timing of our bad debt expenses.

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Inventory.  We value our inventories generally at the lower of cost (first-in, first-out method) or market.  We employ a full absorption procedure using standard cost techniques.  The standards are customarily reviewed and adjusted quarterly.  Overhead rates are recorded to inventory based on normal capacity.  Any idle facility costs or excessive spoilage are recorded as current period charges.

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Deferred Income Tax.  Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.  Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Future tax benefits are subject to a valuation allowance when management is unable to conclude that its deferred income tax assets will more likely than not be realized from the results of operations.  We have recorded a valuation allowance to reflect the estimated amount of deferred income tax assets that may not be realized. The ultimate realization of deferred income tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets become deductible, management believes it more likely than not that the Company will not realize benefits of these deductible differences as of March 31, 2010.  Management has, therefore, established a full valuation allowance against its net deferred income tax assets as of March 31, 2010.  Due to the significant increase in common shares issued and outstanding from 2005 through 2010, Section 382 of the Internal Revenue Code may provide significant limitations on the utilization of our net operating loss carry forwards.  As a result of these limitations, a portion of these loss and credit carryovers may expire without being utilized.

Results of Operations

The following table sets forth certain selected, unaudited, condensed consolidated financial data for the periods indicated.

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

In thousands of dollars

	Power and Energy Group		All Other		Corporate		Consolidated
	2010	2009	2010	2009	2010	2009	2010	2009
Revenues
Product sales	$-	$137	$75	$54	$-	$-	$75	$191
Commercial collaborations	283	699	11	-	-	-	294	699
Contracts and grants	620	12	203	-	-	-	823	12
Total revenues	903	848	289	54	-	-	1,192	902
Cost of goods sold
Product	-	166	53	19	-	-	53	185
Commercial collaborations	170	194	8	35	-	-	178	229
Contracts and grants	465	22	146	-	-	-	611	22
Warranty and inv. reserves	53	-	-	-	-	-	53	-
Total cost of goods sold	688	382	207	54	-	-	895	436
Gross profit	215	466	82	-	-	-	297	466
Operating expenses
Research and development	1,976	2,293	5	175	458	576	2,439	3,044
Sales and marketing	-	-	-	-	1,185	601	1,185	601
General and administrative	144	99	47	8	2,095	2,453	2,286	2,560
Depreciation and amortization	296	357	136	333	44	43	476	733
Total operating expenses	2,416	2,749	188	516	3,782	3,673	6,386	6,938
Loss from operations	(2,201)	(2,283)	(106)	(516)	(3,782)	(3,673)	(6,089)	(6,472)
Other (expense) income
Interest expense	(1)	(1)	-	-	(7)	(17)	(8)	(18)
Interest income	-	-	-	-	26	71	26	71
Realized loss on investment	-	-	-	-	-	(18)	-	(18)
Loss on foreign exchange	-	-	-	-	-	(4)	-	(4)
Total other (expense) income, net	(1)	(1)	-	-	19	32	18	31

Net loss	(2,202)	(2,284)	(106)	(516)	(3,763)	(3,641)	(6,071)	(6,441)

Less: Net loss attributable to non-controlling interest	-	-	4	56	-	-	4	56

Net loss attributable to Altair Nanotechnologies, Inc.	$(2,202)	$(2,284)	$(102)	$(460)	$(3,763)	$(3,641)	$(6,067)	$(6,385)

Revenues

Power and Energy Group revenue for the quarter ended March 31, 2010 was $903,000 compared to $848,000 for the same period of 2009.  This increase is primarily due to a $608,000 increase in contracts and grants from our ONR II contract netted with a decrease in commercial collaborations of $416,000 due to a one-time contract with BAE Systems during the first quarter of 2009.

Total revenue of All Other operations for the quarter ended March 31, 2010 was $289,000 compared to $54,000 for the same period of 2009.  The $203,000 of revenue generated during the first quarter of 2010 from our nanosensor contract with the U.S. Army was the primary reason for this increase.

Cost of Goods Sold

The $170,000 of cost of goods sold (COGS) for Power and Energy Group commercial collaborations during the quarter ended March 31, 2010 is associated with battery packs sold to Proterra in 2010, under the 2009 Product Purchase Agreement.  Power and Energy Group commercial collaborations COGS of $194,000 during the quarter ended March 31, 2009 is associated with two projects - a project with BAE Systems for ultimate use by the U.S. Army, and a project with BAE Systems for commercial applications.  Revenue was recognized on these contracts based on milestones being met.

 Power and Energy Group contracts and grants COGS of $465,000 during the first quarter of 2010 related to fulfillment of our contract with the Office of Naval Research for battery safety testing.  This contract is a cost including overhead reimbursement contract.

All Other Division contracts and grants COGS of $146,000 during the first quarter of 2010 related primarily to our US Army nanosensor grant.

It is important to note that our gross margins in any quarter are not indicative of future gross margins.  At this early stage of development, our product mix, volume, per-unit pricing and cost structure may change significantly from quarter to quarter, and our margins may expand or contract depending upon the mix and timing of orders in future quarters.

Operating Expenses

Total research and development operating expenses declined $605,000 or 20% due to more focused R&D revenue-generating projects in 2010 over 2009.  The research and development expenses related to our commercial collaborations and contracts and grants revenue projects are included in cost of goods sold.

Total sales and marketing expense doubled from $601,000 for the first quarter in 2009 to $1.2 million for the same period in 2010.  This change is due primarily to an increase in marketing materials and trade shows of $168,000, and a $421,000 increase in sales and marketing personnel.

General and administrative expense decreased by $274,000 from $2.6 million in the first quarter of 2009 to $2.3 million in the same quarter of 2010  This decrease was primarily due to one-time ERP system implementation costs incurred during the first quarter of 2009.

Net Loss

The net loss attributable to Altair Nanotechnologies, Inc. for the quarter ended March 31, 2010 totaled $6.1 million ($0.06 per share) compared to a net loss of $6.4 million ($0.07 per share) in the first quarter of 2009.

All Other operations net loss for the quarter ended March 31, 2010 was $102,000 compared to a net loss of $460,000 in the same quarter of 2009.  This improvement is primarily attributable to contract and grant revenue of $203,000 earned in connection with the U.S. Army nanosensor grant during Q1 2010, and a reduction in operating expenses of $328,000.  The lower operating expenses related primarily to lower headcount and lower asset values depreciated in the AlSher Titania joint venture.  AlSher assets were impaired in the fourth quarter of 2009 and were written down from $1.4 million to $418,000 as of December 31, 2009.

The net loss for corporate during the quarter ended March 31, 2010 was $3.8 million compared to a net loss of $3.6 million in the same quarter of 2009.  This increased loss was primarily due to our $584,000 ramp up of sales and marketing personnel and channel development costs during the first quarter of 2010 with the focus to increase our market position and revenue generated in the Power and Energy Group.  This was offset by a $358,000 reduction in general and administrative costs.  Most of this decrease was due to high one-time ERP system implementation costs incurred during the first quarter of 2009.

Years Ended December 31,2009, 2008, and 2007

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States Dollars)
(Unaudited)

	Power and Energy Group			All Other			Corporate			Consolidated
	Year Ended			Year Ended			Year Ended			Year Ended
	December 31,			December 31,			December 31,			December 31,
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Revenues
Product sales	$636	$428	$3,938	$309	$329	$120	$-	$-	$-	$945	$757	$4,058
Less: sales returns	(113)	-	-	(71)	-	-	-	-	-	(184)	-	-
License fees	-	-	-	750	-	-	-	-	-	750	-	-
Commercial collaborations	1,405	917	536	5	1,090	2,374	-	-	-	1,410	2,007	2,910
Contracts and grants	1,321	2,730	808	129	232	1,332	-	-	-	1,450	2,962	2,140
Total revenues	3,249	4,075	5,282	1,122	1,651	3,826	-	-	-	4,371	5,726	8,108
Operating Expenses
Cost of sales - product	915	105	5,126	39	78	38	-	-	-	954	183	5,164
Cost of sales – warranty and inventory reserves	198	(2,865)	6,843	-	-	-	-	-	-	198	(2,865)	6,843
Research and development	8,030	11,282	8,765	175	3,603	1,778	2,118	2,023	4,901	10,323	16,908	15,444
Sales and marketing	-	-	-	-	-	-	2,819	2,950	2,001	2,819	2,950	2,001
Notes Receivable extinguishment	-	-	-	-	-	-	-	1,722	-	-	1,722	-
Settlement and release	-	-	-	-	-	-	-	3,605	-	-	3,605	-
Asset impairment	-	-	-	1,308	-	-	-	-	-	1,308	-	-
General and administrative	168	230	269	107	368	-	8,668	9,992	10,501	8,943	10,590	10,770
Depreciation and amortization	1,320	1,281	857	1,183	1,311	324	184	167	772	2,687	2,759	1,954
Total operating expenses	10,631	10,033	21,860	2,812	5,360	2,140	13,789	20,459	18,175	27,232	35,852	42,176
Loss from Operations	(7,382)	(5 ,958)	(16,578)	(1,690)	(3,709)	1,686	(13,789)	(20,459)	(18,175)	(22,861)	(30,126)	(33,068)
Other Income (Expense)
Interest expense	(5)	-	-	-	-	-	(102)	(97)	(134)	(107)	(97)	(134)
Interest income	-	-	-	-	-	-	188	982	1,101	188	982	1,101
Realized gain (loss) on investment	-	-	-	869	-	-	(18)	(89)	-	851	(89)	-
Loss on foreign exchange	-	-	-	-	-	-	(2)	(10)	(1)	(2)	(10)	(1)
Total other (expense) income, net	(5)	-	-	869	-	-	66	786	966	930	786	966

Net loss	(7,387)	(5,958)	(16,578)	(821)	(3,709)	1,686	(13,723)	(19,673)	(17,209)	(21,931)	(29,340)	(32,102)

Less: Net loss attributable to non-controlling interest	-	-	-	619	272	631	-	-	-	619	272	631

Net loss attributable to Altair Nanotechnologies Inc.	$(7,387)	$(5,958)	$(16,578)	$(202)	$(3,437)	$2,317	$(13,723)	$(19,673)	$(17,209)	$(21,312)	$(29,068)	$(31,471)

Fiscal Year 2009 vs. 2008

Revenues.  Total revenues for the year ended December 31, 2009 were $4.4 million compared to $5.7 million for 2008.

Power and Energy Group revenue for the year ended December 31, 2009 was $3.2 million compared to $4.1 million for 2008.  This decrease is attributable to our shift from lower margin contracts and grants revenues partially offset by higher product sales and commercial collaboration revenues, primarily with electric bus manufacturer Proterra, LLC.  Contracts and grants revenue was down $1.4 million from 2008 to 2009.  This was due primarily to the completion of the ONR I contract in November 2008 and the ramp up of the ONR II contract in starting in June 2009.

All Other revenues for the year ended December 31, 2009 were down $529,000 from $1.7 million in 2008.  This net decrease was primarily from $1.1 million in reduced commercial collaboration revenue from several customers, netted with a $750,000 one-time license fee revenue from Spectrum Pharmaceuticals in 2009.

Operating Expenses. Power and Energy Group cost of sales – product increased $810,000 in the Power and Energy Group.  These costs were associated with the production ramp up of our nano lithium titanate raw material production in Reno, Nevada and battery module production in Anderson, Indiana.

Power and Energy Group cost of sales – warranty and inventory reserves increased from a credit of $2.9 million in 2008 to $198,000 in expense in 2009.  The $2,9 million credit in 2008 resulted from an agreement effective July 2008 with Phoenix Motor Cars, whereby the 2007 purchase and supply agreement was terminated and the parties resolved all outstanding issues with respect to the warranty associated with the 47 battery packs sold in 2007  The $198,000 2009 expense includes a $71,000 inventory valuation allowance primarily associated with the cell manufacture issue previously described.

Total research and development expense decreased by $6.6 million, or 39%, from $16.9 million in 2008 to $10.3 million 2009.  Power and Energy Group costs decreased $3.3 million associated with the completion of grant work in 2008.  Research and development costs for All Other operations decreased by $3.4 million attributable to a shift in focus and realignment of resources from Life Sciences and Performance Materials to the battery production arena.  The Corporate segment research and development expenses primarily reflect the personnel and operating costs associated with our science and technology group which supports the Company’s overall research and development efforts.

Notes receivable extinguishment expense of $1.7 million in 2008 relates to an agreement effective July 2008 with Phoenix Motorcars, whereby all accounts receivable and notes receivable relating to the 2007 Purchase and Supply Agreement were cancelled.

Settlement and release expense of $3.6 million in 2008 resulted from a settlement agreement with Al Yousuf LLC related to claims associated with their November 2007 investment in the Company.

Asset impairment of $1.3 million in 2009 is a result of an impairment charge to adjust AlSher assets to their fair market value as of December 31, 2009.  Sherwin-Williams is seeking outside financing to continue this business.  We evaluated the different possibilities of outcome for AlSher as of December 31, 2009, determined that these assets were impaired.

Total general and administrative expenses decreased by $1.6 million, from $10.6 million in 2008 to $8.9 million in 2009.  This decrease is related to the separation expenses related to our former President and Chief Executive Officer that were incurred in February 2008, and due to strict cost containment in this area of the business during 2009.

Other Income and Expense. Interest income decreased by $794,000, or 81%, from 2008 to 2009.  On average, a higher average level of cash during 2008 than in 2009 and lower interest rates in 2009 drove this reduction.

Realized gain (loss) on investments swung from an $89,000 loss in 2008 to an $851,000 gain in 2009.  This $851,000 gain in 2009 arose primarily from the sale of 240,000 shares of Spectrum common stock at a higher market price than recorded on our books when the stock was originally received as payment from Spectrum for the achievement of certain contract milestones.

Net Loss. The net loss for the year ended December 31, 2009 totaled $21.3 million compared to a net loss of $29.1 million for the year ended December 31, 2008.

Power and Energy Group net loss for the year ended December 31, 2009 was $7.4 million compared to a net loss of $6.0 million in 2008.  This increased loss was due to a shift away from low margin contracts and grants revenue in 2009 and only partially offset by increased product sales and commercial collaborations revenues, and the $2.9 million product warranty credit in 2008.

The net loss of Corporate for the year ended December 31, 2009 was $13.7 million compared to a net loss of $19.7 million in 2008.  This decrease is primarily related to a number of one-time expenses reflected in the 2008 results including the costs associated with the Al Yousuf LLC settlement, the Phoenix notes receivable extinguishment and the separation expenses related to our former President and Chief Executive Officer, netted with the 2009 AlSher Titania asset impairment as described above.

Fiscal Year 2008 vs. 2007

Revenues decreased by $3.4 million, from $9.1 million in 2007 to $5.7 million in 2008, while operating expenses decreased by $6.3 million, from $42.2 million in 2007 to $35.9 million in 2008.  As a result, our loss from operations decreased by $2.9 million, from $33.1 million in 2007 to $30.1 million in 2008.

Power and Energy Group product sales decreased from $3.9 million in 2007 to $428,000 in 2008.  The primary reason for this decrease was due to the volume of battery packs sold to Phoenix Motorcars dropped from 50 in 2007 to zero in 2008 resulting in a $3.0 million decrease in product sales.  The sales cycle, associated with sales of our stationary power batteries for use in providing ancillary services over power grids, has turned out to be longer than originally anticipated resulting in the slower ramp-up of revenue from that revenue channel.

Commercial collaborations revenues in our All Other Division decreased $1.3 million, from $2.4 million in 2007 to $1.1 million in 2008.  This decrease is primarily due to the discontinuance of the Western Oil Sands project in May 2008.

Total contract and grant revenues increased from $2.1 million in 2007 to $3.0 million in 2008, principally in connection with a new grant received in January 2008 from the Office of Naval Research, included in our Power and Energy Group.  This increase was offset by decreased revenues in our All Other Division from several other grants as the grants concluded during the second and third quarters of 2008.

Power and Energy Group cost of sales - product decreased by $5.0 million, from $5.1 million in 2007 to $105,000 in 2008.  This decrease is driven by the decrease in battery pack sales and other changes in product sales discussed above.  Positive margins have not yet been achieved associated with the sale of battery packs due to scaling issues, and we expect that situation to continue well into 2010.  As higher production volumes and cost reduction efforts are achieved, the margin on battery pack sales is expected to become positive.

Power and Energy Group cost of sales – warranty and inventory reserves decreased by $9.7 million in 2008, from $6.8 million in 2007 to a credit of $2.9 million in 2008.   2007 costs were high due to several one-time events including $3.9 million for the write-off of all inventory balances on hand at December 31, 2007, $2.5 million relating to battery cells and modules, and $1.4 million for cells ordered in 2007 for delivery in 2008.  An additional decrease in reserves by $2.9 million resulted from a letter of agreement effective July 2008 with Phoenix Motorcars, whereby the 2007 purchase and supply agreement was terminated and the parties resolved all outstanding issues with respect to the warranty associated with the 47 battery packs sold in 2007.

Total research and development expense increased by $1.5 million from $15.4 million in 2007 to $16.9 million in 2008.  Research and development employee costs in the Power and Energy Group and All Other Division increased by $1.5 million due to an increase in headcount of 27 from the start of 2007 through April of 2008.  However, headcount decreased by 21 from April 2008 through December 2008 in the Corporate Division to align personnel with required resources.  Excluding labor, research and development expenses in the Power and Energy Group increased by $1.4 million primarily due to materials relating to 2008 customer purchase orders and development agreements, and engineering and other research and development activities.  Excluding labor, research and development expenses decreased by $962,000 in the All Other Division primarily due to $304,000 as the Department of Energy Grant concluded in December 2007, $330,000 due to the relocation of Western Oil Sands to another facility in May 2008, and $390,000 from 2007 construction and testing of the pigment pilot plant.  The remaining increase relates to other internal research and development.

Quantitative and Qualitative Disclosures about Market Risk

We do not have any derivative instruments, commodity instruments, or other financial instruments for trading or hedging purposes, nor are we presently at material risk for changes in interest rates on foreign currency exchange rates.  Although we do not speculate on the currency markets, we will on occasion enter into currency hedging contracts to minimize our risk associated with currency rate fluctuations when purchasing from a foreign supplier in a foreign currency.  During the first quarter of 2009, we entered into one such contract which has since been unwound at no cost or gain to us.

MANAGEMENT AND COMPENSATION INFORMATION

Directors

Certain information with respect to directors of the Company is set forth in the table below:

Name & Province/State and Country	Office with Company	Period of Service as a Director	Number of common shares Beneficially Owned or Over Which Control or Direction is Exercised as of May 15 , 2010(1)
Pierre Lortie Quebec, Canada	Chairman(A) (B)	Since June 2006	127,829(2)
Terry Copeland Nevada, U.S.A.	Director and Chief Executive Officer	Since July 2008	290.637 (3)
Jon N. Bengtson Nevada, U.S.A.	Director(A)	Since July 2003	111,603
Hossein Asrar Haghighi Dubai, U.A.E.	Director	Since June 2009	None (4)
George Hartman Ontario, Canada	Director(A)	Since March 1997	187,903 (5)
Alexander Lee Dubai, U.A.E.	Director(B)	Since December 2009	None
Robert G. van Schoonenberg California, U.S.A.	Director(A) (B)	Since April 2008	101,862(6)

(A)	Member of Audit Committee
(B)	Member of Compensation, Corporate Governance and Nominations Committee (the “Compensation and Nominating Committee”)

(1)
The information as to common shares beneficially owned or over which control or direction is exercised is not within the knowledge of the Company and has been furnished by the respective nominees individually.  This information includes all common shares issuable pursuant to the exercise of options that are exercisable within 60 days of May 15 , 2010.  This information does not include any common shares subject to options that are not exercisable within 60 days of May 15, 2010 or subject to options that vest only upon the occurrence of events, such as a rise in the market price of the common shares, outside of the control of the optionee.

(2)	Includes 36,667 common shares subject to options granted to Mr. Lortie pursuant to the 2005 Plan.
(3)	Includes 281,250 common shares subject to options granted to Mr. Copeland pursuant to the 2005 Plan.
(4)
As an employee of Al Yousuf LLC, Mr Haghighi assigns any common shares subject to options or common share awards earned in connection with his Director’s seat to Al Yousuf LLC.  As such, Mr Haghighi does not have voting or disposition rights over the common shares awarded to him.

(5)
Includes 75,000 common shares subject to options granted to Mr. Hartman pursuant to the Company's 1998 Stock Option Plan (the "1998 Plan").  Includes 500 common shares owned by Julie Bredin, the spouse of Mr. Hartman.

(6)	Includes 34,407 common shares owned by a family trust.

Set forth below is certain information with respect to each of the directors of the Company.

Jon N. Bengtson

Age:	66
Director Since:	2003
Committees:	Chairman of Audit Committee

Principal Occupation:	Founder and director for Pinyon Technology

Experience:
Mr. Bengtson began his career with Harrah's Entertainment, Inc., where he served from 1971 to 1980 in various management positions, including vice president of management information systems. He joined International Game Technology in 1980 as vice president, chief financial officer and director and was subsequently promoted to vice president of marketing in 1982. Mr. Bengtson joined The Sands Regent Hotel Casino in June 1984 and served in various positions, including vice president of finance and administration, chief financial officer, treasurer and director, senior vice president and director, executive vice president and chief operating officer until December 1993.  He continued to serve as chairman of the board until it was sold in January 2007. In December 1993, he joined Radica Games Limited as vice president and chief financial officer and was appointed president and chief executive officer of Radica USA Ltd. in December 1994 and served as chairman of the board from January 1996 until its acquisition by Mattel, Inc. October 2006.

Mr. Bengtson was a founder and chief financial officer of ShareGate, Inc., a venture-funded telecommunications equipment company from March 1996 until October 2001. Mr. Bengtson is also the founder and director for Pinyon Technology, a start-up technology corporation developing wireless smart antenna networking technology, where he has served since 2002.

Mr. Bengtson holds a bachelor’s degree in business administration and a master of business administration degree from the University of Nevada, Reno.

Specific Qualifications
Mr. Bengtson’s appointment as a director was based on his financial background, his credentials and expertise in the areas of business and corporate strategy, his technical expertise and his prior contributions as Chairman of the Board.

Terry M. Copeland

Age:	58
Director Since:	2008
Committees:	None

Principal Occupation:	President and Chief Executive Officer of the Company

Experience:
Dr. Copeland was appointed President of the Company in February 2008 and Chief Executive Officer and a director of the Company in June 2008.  Dr. Copeland joined the Company in November 2007 as Vice President, Operations for the Power and Energy business unit of Altairnano, Inc.

Prior to joining the Company, Dr. Copeland worked as a general manufacturing and technical consultant from 2004 through the end of 2007.  From 2000 through 2003, Dr. Copeland was the vice president of product development at Millennium Cell, Inc., a development stage company working with alternative fuels.  From 1992 through 2000, Dr. Copeland worked for Duracell, a leading consumer battery company, where he held positions as director of product development (1998 to 2000), plant manager (1995 to 1998) and director of engineering (1992 to 1995). Dr. Copeland also worked for E.I. DuPont De Nemours & Co., Inc. from 1978 to 1992, where his positions included research engineer, technical manager and manufacturing manager.

Dr. Copeland earned a bachelor’s degree in chemical engineering from the University of Delaware and earned a doctor of philosophy degree in chemical engineering from the Massachusetts Institute of Technology.

Specific Qualifications
Dr. Copeland’s appointment as a director is based upon his status as the Chief Executive Officer of the Company, his expertise and experience in the battery industry and his management and leadership experience.

Hossein Asrar Haghighi

Age:	66
Director Since:	2009
Committees:	None

Principal Occupation:	Chief Financial Officer of Al Yousuf Group

Experience:
Mr. Haghighi joined the Al Yousuf Group of Companies in 1986 as the director of finance and accounts and was appointed as Chief Financial Officer of Al Yousuf Group in October 2003.  Al Yousuf LLC is a Dubai-based company that operates a range of businesses in the electronics, information technology, transportation and real estate sectors.  From September 1985 until October 2003 Mr. Haghighi served as the managing director of IDRO International in Jebel Ali Free Zone (subsidiary of International Development and Renovation Organization/Ministry of Industries, Iran). In September 1982, Mr. Haghighi was seconded to Bank Saderat Iran as Regional Manager Middle East based in Dubai and remained there until September 1985. From 1962 through 1982, Mr. Haghighi worked for the Central Bank of Iran where he held positions as officer in charge of onward & inward foreign exchange transfer (1962-1970), manager of letters of credit department (1970-1976), assistant director for foreign exchange department (1976-1980) and director of foreign exchange supervision division (1980-1982). Mr. Haghighi is also a founding member of IBC (Iranian Business Council) established in 1994, a non-governmental and nonprofit organization. IBC, in Dubai, U.A.E helps and advises members & business community for free as a social service.

Mr. Haghighi holds a masters of business administration degree in consultancy management, law major. He also holds two master of science degrees: one in banking and finance and the other in international business, both earned in California.

Specific Qualifications
Mr. Haghighi was appointed to the Board of Directors pursuant to a covenant in the Stock Purchase and Settlement Agreement with Al Yousuf, LLC.  Pursuant to the covenant, the Board of Directors is required, except where legal or fiduciary duties would require otherwise, to appoint two persons to the Board of Directors nominated by Al Yousuf.

George E. Hartman

Age:	61
Director Since:	1997
Committees:	Member of Audit Committee

Principal Occupation:	Chief Executive Officer and President of Market Logics Inc. and Executive Vice President of The Covenant Group

Experience:
From 1995 until 1998, Mr. Hartman served as president of Planvest Pacific Financial Corp., a Vancouver-based financial planning firm with U.S. $1 billion of assets under management.  He also served on the board of the parent firm, Planvest Capital Corp. (TSX:PLV) from 1995 to 1998.  From 1998 until 2000, Mr. Hartman was a vice president of Financial Concept Group until the firm’s sale to Assante Corporation, a North American financial services industry consolidator.  At that time, he became chief executive officer of PlanPlus Inc., Canada’s oldest firm specializing in wealth management software for the financial services industry worldwide.  Today, Mr. Hartman continues as chief executive officer and president of Market Logics Inc. (originally Hartman & Company Inc.), a firm he founded in 1991 which provides research and consulting services to businesses, professional organizations and individuals.  Since 2004, Mr. Hartman has also served as executive vice president of The Covenant Group, a management-consulting firm where Mr. Hartman is the author of two best-selling books: Risk is a Four-Letter Word—The Asset Allocation Approach to Investing (1992), and its sequel, Risk is STILL a Four Letter Word (2000).

Mr. Hartman holds a master of business administration degree from Wilfred Laurier University in Waterloo, Ontario.

Other Directorships	SOS Together Inc., as environmental education company (2007 to 2009)

Specific Qualifications	Mr. Hartman’s nomination was based on his risk management and financial background.

Alexander Lee

Age:	43
Director Since:	2009
Committees:	Member of Compensation, Corporate Governance and Nominations Committee

Principal Occupation:	Managing Director of Al Yousuf, LLC

Experience:
Mr. Lee is a managing director of Al Yousuf, LLC, a Dubai-based company that operates a range of businesses in the electronics, information technology, transportation and real estate sectors. Mr. Lee joined Al Yousuf, LLC as a managing director in December 2009. From September 2009 to October 2009, Mr. Lee was president and chief operating officer of Phoenix Cars, LLC, an Al Yousuf, LLC entity that in September 2009 acquired assets from Phoenix MC, Inc., a developer of electric vehicles which filed for Chapter 11 bankruptcy in April 2009.  From February 2009 to August 2009, Mr. Lee was the president and chief operating officer of Phoenix MC, Inc. Mr. Lee joined Phoenix MC, Inc. in January 2008 as its executive vice president, and he served as its executive vice president and chief operating officer from March 2008 to February 2009. Prior to Phoenix MC, Inc., Mr. Lee worked at Rapiscan Systems, a developer, manufacturer and distributor of x-ray, gamma-ray and computed tomography products. Mr. Lee was vice president of strategic planning at Rapiscan from February 2006 to December 2007. Mr. Lee joined Rapiscan as the head of its government contracts and proposals group in October 2003.

Mr. Lee earned a bachelor of arts degree from Brown University and a juris doctorate degree from the King Hall School of Law at University of California Davis.

Specific Qualifications
Mr. Lee was appointed to the Board of Directors pursuant to a covenant in the Stock Purchase and Settlement Agreement with Al Yousuf, LLC.  Pursuant to the covenant, the Board of Directors is required, except where legal or fiduciary duties would require otherwise, to appoint two persons to the Board of Directors nominated by Al Yousuf.

Pierre Lortie

Age:	63
Director Since:	2006
Committees:	Chairman, Member of Audit Committee and Member of Compensation, Corporate Governance and Nominations Committee

Principal Occupation:	Senior Business Advisor to Fraser Milner Casgrain LLP

Experience:
Since May 2006, Mr. Lortie has served as senior business advisor to Fraser Milner Casgrain LLP, one of Canada's leading full service business law firms serving both Canadian and international clients.  From June 2004 to December 2005, Mr. Lortie was the president of the Transition Committee of the Agglomeration of Montreal.  Since April 2004, Mr. Lortie has also served as the president of G&P Montrose, a management consulting company.  Mr. Lortie worked at Bombardier from April 1990 to December 2003, where he served as president and chief operating officer of Bombardier’s transportation, capital, international and regional aircraft aerospace groups.  Mr. Lortie has held several positions in the technology field, including chairman of the Centre for Information Technology Innovation and vice chairman of Canada’s National Advisory Board on Science and Technology.  Mr. Lortie was a representative of the Prime Minister of Canada on the APEC Business Advisory Council from 1999 to 2004.   Mr. Lortie was appointed Member of the Order of Canada in 2001.

A professional engineer, Mr. Lortie holds a bachelor’s degree in applied sciences in engineering physics from Université Laval, a degree in applied economics from the Université de Louvain, Belgium, and a master of business administration degree with honors from the University of Chicago.  Additionally, he has received the honorary degree of doctorate honoris causa from Bishop’s University.

Other Directorships
Group Canam (TSX-V: CAM), a company that designs and fabricates construction products and solutions (2004 to present), Dynaplas, engaged in precision injection moulding manufacturing for the automotive industry (2005 to present), and Consolidated Thompson Iron Mines Ltd. (TSX: CLM), an iron ore mining company (August 2009 to present).

Specific Qualifications
Mr. Lortie’s nomination is based on his strength and experience in business strategy, his leadership experience as President and COO of Bombardier’s transportation, international and regional aircraft aerospace groups and his international experience.

Robert G. van Schoonenberg

Age:	63
Director Since:	2008

Committees:	Member of Audit Committee and Chairman of Compensation, Corporate Governance and Nominations Committee

Principal Occupation:	Chairman and Chief Executive Officer of BayPoint Capital Partners LLC

Experience:
Since January 2008, Mr. van Schoonenberg has been chairman and chief executive officer of BayPoint Capital Partners LLC a private equity/advisory firm in Newport Beach, California.  From 1981 through December 2008, Mr. van Schoonenberg served as executive vice president, chief legal officer and secretary to the board of Avery Dennison Corporation (NYSE: AVY).  Prior to joining Avery Dennison Corporation in 1981, he was at Gulf Oil Corporation as a member of the corporate general counsel’s staff since 1974.  Mr. van Schoonenberg is a trustee of the Southwestern University Law School.  Mr. van Schoonenberg is past director of the University of Wisconsin Graduate School of Business Advisory Board.  He served in the United States Army, military intelligence, in Munich, Germany.

His educational background includes a bachelor’s degree in economics from Marquette University, a master of business administration degree in finance from the University of Wisconsin and a juris doctorate from the University of Michigan.

Other Directorships
Guidance Software, Inc. (NASDAQ: GUID), a forensic data acquisition and analysis software company (January 2008 to Present); Ryland Group, Inc. (NYSE:RYL), a homebuilder and mortgage lending company (July 2009 to Present); and Premiere Entertainment LLC, a private broadcast production company specializing in live red carpet event coverage, music events and product launches for internet exhibition, satellite distribution and cell phone licensing (March 2008 to Present).

Specific Qualifications
Mr. van Schoonenberg’s nomination is based on his extensive international business and legal experience, his knowledge of and experience in the technology market and his leadership experience with both public and private boards of directors.

Executive Officers

The executive officers of the Company are Terry M. Copeland, John C. Fallini, Bruce J. Sabacky, Stephen A. Balogh, C. Robert Pedraza, Daniel Voelker , and Tom Kieffer.   Information regarding Dr. Copeland is presented in “Directors” immediately above.   Certain information regarding Messrs. Fallini, Sabacky, Balogh, Pedraza, Voelker, and Kieffer follows.

John C. Fallini

Age:	61
Principal Occupation:	Chief Financial Officer and Secretary of the Company

Experience:
Mr. Fallini joined the Company in April 2008 as the Chief Financial Officer and was appointed as Secretary of the Company in February 2009. Prior to joining the Company, Mr. Fallini served as the chief financial officer for Alloptic, Inc., a private corporation that produces passive optical network access equipment for the telecommunications and cable TV industries, from January 2007 to April 2008.  From March 2003 through January 2007, Mr. Fallini was an independent consultant specializing in financial services and providing interim CFO support to companies in a number of different industries.  From 2000 through 2003, Mr. Fallini served as the chief financial officer for Informative, Inc., a private corporation that sold customer voice management software that allowed real time dialogue with customers via the internet.  From 1998 to 2000 Mr. Fallini served as the chief operating officer of Butterfields, the fourth largest fine arts auctioneer in the world, and from 1976 to 1998 Mr. Fallini served in a variety of management positions with Pacific Bell in both the regulated and deregulated sides of the company.

Mr. Fallini obtained a bachelor of science degree in engineering and applied science from the University of California, Los Angeles and a master of business administration degree in finance with high honors from Oklahoma City University.

Bruce J. Sabacky

Age:	59
Principal Occupation:	Chief Technology Officer of the Company

Experience:
Dr. Sabacky was appointed was appointed Chief Technology Officer of the Company in June 2006.   Dr. Sabacky was appointed Vice President of Research and Engineering for Altairnano, Inc., the operating subsidiary through which the Company conducts its nanotechnology business, in October 2003.  Dr. Sabacky joined Altairnano, Inc. in January 2001 as Director of Research and Engineering.  Prior to that, he was the manager of process development at BHP Minerals Inc.’s Center for Minerals Technology from 1996 to 2001, where he was instrumental in developing the nanostructured materials technology.  Dr. Sabacky was the technical superintendent for Minera Escondida Ltda. from 1993 to 1996 and was a principal process engineer with BHP from 1991 to 1993.  Prior to that, he held senior engineering positions in the minerals and metallurgical industries.

Dr. Sabacky obtained a bachelor of science and a master of science degree in metallurgical engineering from the South Dakota School of Mines and Technology and a doctor of philosophy degree in materials science & mineral engineering with minors in chemical engineering and mechanical engineering from the University of California, Berkeley.

Stephen A. Balogh

Age:	63
Principal Occupation:	Vice President of Human Resources for the Company

Experience:
Mr. Balogh joined the Company as Vice President, Human Resources in July 2006.  In 2001, Mr. Balogh founded PontusOne, providing executive search and consulting services to technology companies, where he continued to work through 2007. Before founding PontusOne, Mr. Balogh was a managing partner of David Powell, Inc., a Silicon Valley based executive search firm from 1997 to 2001. Previously, Mr. Balogh served more than twenty three years in various managerial positions at Raychem Corporation, a multibillion-dollar, international material science company.  In his last position, he served as Raychem’s corporate vice president of human resources from 1990 through 1996. From 1984 to 1990 at Raychem, Mr. Balogh was general manager for Chemelex, a worldwide division of Raychem. His extensive global business experience with Raychem includes expatriate assignments in both Brussels and Paris.

Mr. Balogh holds a bachelor of science degree and a Dean’s Certificate of Advanced Engineering Study in chemical engineering from Cornell University and a masters of business administration degree from the Stanford Graduate School of Business.

C. Robert Pedraza

Age:	48
Principal Occupation:	Vice President of Corporate Strategy for the Company

Experience:
Mr. Pedraza joined the corporation in July 2005 as Vice President - Strategy and Business Development.  He was then appointed as Vice President, Corporate Strategy in June 2008.  Mr. Pedraza founded Tigré Trading, an institutional equity trading boutique which facilitated transactions for hedge funds and assisted in fund raising from July 2002 through May 2005. Prior to that Mr. Pedraza held senior sales roles with Fidelity Investments Institutional Services Company, Alliance Capital Management L.P., Compass Bancshares, Inc. and Prudential-Bache Securities, Inc.

Mr. Pedraza received his bachelor’s degree in business and economics from Lehigh University where he was a recipient of the Leonard P. Pool Entrepreneurial Scholarship. He also completed the Graduate Marketing Certificate Program at the Southern Methodist University Cox School of Business.

Daniel S. Voelker

Age:	57
Principal Occupation:	Vice President of Engineering & Operations for the Company

Experience:
Mr. Voelker joined the Company as Vice President, Operations for Power & Energy Systems in April 2008, and was promoted to Vice President, Engineering & Operations in November 2008.  Mr. Voelker was the vice president of business development and sales for Wes-Tech Automation Solutions, a systems integration business supplying the automotive industry, where he also served as the vice president of operations during his employment from June 2004 through April 2008.  From May 1999 through June 2004, Mr. Voelker served DT Industries, Inc in several key leadership roles, including director of engineering, director of program management, and finally as the general manager of DT’s Chicago operation.  From November 1982 through April 1999, Mr. Voelker served Duracell in increasing levels of responsibility during more than sixteen years with the company.  His job responsibilities included project engineer, systems engineering manager, plant engineering manager for Duracell’s lithium manufacturing operation, and director of equipment engineering for Duracell world-wide.  He played a key role in Duracell product launches of lithium battery products and lithium plant startup, the on-cell battery tester, ultra alkaline batteries, as well as key capacity expansion initiatives for alkaline batteries globally.

Mr. Voelker graduated from the University of Nebraska with a bachelor’s degree in mechanical engineering.

Tom Kieffer
Age:	52
Principal Occupation:	Vice President of Marketing and Sales for the Company

Experience:
Prior to joining the Company in March 2010, Mr. Kieffer served as the executive director of customer support excellence and brand from 2005 through March 2009 for Cummins Inc., responsible for corporate brand strategy and identity. Cummins Inc. is a global corporation that designs, manufactures, distributes and services engines and related technologies, including electrical power generation systems, fuel systems, controls, air handling, filtration and emission solutions with 2008 revenues of $14 billion.  From 2001 through the end of 2005, Mr. Kieffer was executive director of engine business marketing for Cummins Inc., and from 1999 through 2000, Mr. Kieffer was executive director of engine business automotive marketing for Cummins Inc. From 1996 to 1998, Mr. Kieffer was general manager responsible for Cummins Inc’s $250 million global commercial relationship with PACCAR, a major truck manufacturer. From 1993 through 1995, Mr. Kieffer was director of industrial markets with responsibility for Cummins Inc.’s Original Equipment Manufactures (OEM) and North American field sales organizations servicing construction, mining, and agriculture markets.

Mr. Kieffer obtained a bachelor of science in industrial engineering from Purdue University, West Lafayette, Indiana and a master of business administration from Indiana University, Bloomington, Indiana.

Certain Relationships and Related Transactions

Since the beginning of 2009, the Company had no transactions required to be discussed under this heading.

Compensation, Nominating and Governance Committee

The Compensation, Nominating and Governance Committee discharges the Board of Directors’s responsibilities relating to compensation of the Company’s directors and officers, oversees and monitors the Company’s management in the interest and for the benefit of the stockholders and assists the Board of Directors by identifying and recommending individuals qualified to become directors.  The Compensation, Nominating and Governance Committee has overall responsibility for approving and evaluating the director and officer compensation plans, policies and programs of the Company.

Committee Membership and Independence

The members of the Compensation, Nominating and Governance Committee as of the date of this Circular are Robert van Schoonenberg (Chair), Pierre Lortie, and Alexander Lee, each of whom is independent under NASDAQ’s listing standards.   On December 17, 2009, Mr. Alexander Lee was appointed to the Compensation, Nominating and Governance Committee.  The Compensation, Nominating and Governance Committee met four times during 2009, three times in person and one time by telephone.

The charter governing operations of the Compensation, Nominating and Governance Committee was adopted in April 2004 and updated in February 2007, and is available at the Company’s website at www.altairnano.com under “Investors” - “Governance.”

Compensation, Nominating and Governance Committee Interlocks and Insider Participation

The current members of the Compensation, Nominating and Governance Committee are Robert van Schoonenberg (Chair), Pierre Lortie, and Alexander Lee. On June 3, 2009, Michel Bazinet ceased being a Director or member of the Compensation, Nominating and Governance Committee.  On December 17, 2009, Eqbal Al Yousuf ceased being a Director or member of the Compensation, Nominating and Governance Committee. Prior to June 3, 2009, the members of the Compensation, Nominating and Governance Committee were Pierre Lortie (Chair), Eqbal Al Yousuf, Robert van Schoonenberg and Michel Bazinet.  Between June 3, 2009 and December 17, 2009 the members of the Compensation, Nominating and Governance Committee were Pierre Lortie (Chair), Eqbal Al Yousuf and Robert van Schoonenberg. On December 17, 2009, Mr. Alexander Lee was appointed to the Compensation, Nominating and Governance Committee.  None of Messrs. Lortie, Al Yousuf, Bazinet, van Schoonenberg or Lee, is currently, or has formerly been, an officer or employee of the Company or any of its subsidiaries.  The Company had no relationship during 2009 requiring disclosure under Item 404 of Regulation S-K with respect to any of the persons who served on the Compensation, Nominating and Governance Committee during 2009.

Compensation Discussion and Analysis

Pursuant to Item 402(b) of Regulation S-K promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”), the following discussion is meant to provide an overview of the material elements of the Company’s compensation policy (the “Compensation Policy”).  The following discussion is meant to be a principle-based discussion of the Company’s compensation policies and provide context to the tables that follow.  Specific reference to disclosures in the compensation tables will be discussed in narrative descriptions following the respective compensation tables.

Compensation Philosophy

The objectives of our executive officer compensation policy are to attract and retain talented and dedicated executives, to tie compensation to the achievement of specified short-term and long-term performance objectives, and to align executives’ incentives with the creation of shareholder value. The Compensation, Nominating and Governance Committee approves and annually evaluates the Company’s compensation policies applicable to, and the performance of, the Company’s executive officers, including the Chief Executive Officer, Chief Financial Officer and the other executive officers identified in the Summary Compensation Table on page 98 (referred to as the “named executive officers”).

The following objectives guide compensation decisions:

-	Provide a competitive total compensation package that enables the Company to attract and retain key executive talent;
-	Ensure that compensation policies and practices are consistent with effective risk management;
-	Align key elements of compensation with the Company’s annual and long-term business strategies and objectives; and
-	Provide a mix of base compensation and performance-based compensation that directly links executive rewards to the performance of the Company and shareholder return.

Elements of Executive Compensation

The principal components of compensation for the Company’s named executive officers are as follows:

-	Base salary;
-	Annual incentive bonus; and
-	Long-term equity-based incentives, primarily stock options.

Named executive officers are entitled to benefits generally available to all full-time salaried employees of the Company.  These benefits include up to five weeks per year of paid time off for medical and vacation leave, subsidized group health plan coverage offered to all salaried employees of the Company, and eligibility to participate in the Company’s 401(k) Profit Sharing Plan (the “401(k) Plan”), matching contributions under the 401(k) Plan in an amount up to the greater of 50% of the first $2,500 contributed or 3% of the employee’s base salary.  As explained in “Termination and Change of Control Agreements” below, certain named executive officers may be entitled to severance payments in connection with a change of control or termination of their employment.  Other than as described above, the named executive officers are not provided with special benefits or perquisites such as company cars, enhanced medical plans or dental plans.

Determination of Compensation

In order to evaluate the competitiveness and appropriateness of the Company’s total compensation and mix of compensation for executive officers, the Compensation, Nominating and Governance Committee reviews data on the base salary, annual incentive bonus and equity-based incentive compensation for various executive positions, as well as the mix of compensation components, of executive officers of a benchmark group of fifteen companies in the alternative energy business sector of reporting public companies with annual revenues of less than $100 million and with a market capitalization of less than $850 million.  Equilar, an independent company, produces all compensation reports.

In addition to the benchmark company information, in determining the amount of and mix of compensation, the Compensation, Nominating and Governance Committee considers evaluations of the Chief Executive Officer by each of the directors of the Company and each of his direct report executives, the recommendations of the Chief Executive Officer and Vice President of Human Resources with respect to officers other than the Chief Executive Officer, the performance of each executive officer against pre-determined business goals and objectives and the potential role of each executive in the strategic plan of the Company. Subject to adjustment upward or downward based upon the various evaluations, the Compensation, Nominating and Governance Committee generally targets base compensation and equity-based incentive awards near the median of the benchmark group and targets annual incentive bonus near the 75th percentile of the benchmark group detailed below:

Active Power	Plug Power
Ballard Power Systems	Quantum Fuel Systems Technology
Beacon Power	Raser Technologies
C&D Technologies	Satcon Technology
Capstone Turbine	Ultralife
Comverge	UQM Technologies
Ener1	Valence Technology
Maxwell Technologies

Mix of Compensation

The Compensation, Nominating and Governance Committee believes that a significant percentage of the annual compensation of the named executive officers should be at-risk. During 2009, between approximately 39% and 52% of the named executive officers’ potential annual compensation was dependent upon the achievement of individual and corporate goals.  In addition, stock options granted to the Company’s named executive officers for retention and incentive purposes generally vest over a period of four years.

The percentage of compensation at risk increases as the level of position increases, with the top figure in the range set forth above being that of the Company’s Chief Executive Officer. This provides additional upside potential and downside risk for senior positions, recognizing that these roles have greater influence on the Company’s performance.

Base Salary. Base salaries for the named executive officers are established based on the scope of their responsibilities, their skills and their historical and potential contributions to the Company, as well as the compensation paid by benchmarked companies for similar positions. Generally, base salaries are targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at benchmark companies, in line with our compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

The base salaries of the named executive officers for 2009 and as of the date of this Circular are as follows:

Name	2009 Base Salary ($)
Terry M. Copeland, President, Chief Executive Officer	325,000
John C. Fallini, Chief Financial Officer	230,000
Bruce J. Sabacky, Vice President & Chief Technology Officer	225,000
Daniel Voelker, Vice President Engineering and Operations	205,000
Stephen Balogh, Vice President Human Resources	193,800

No adjustments were made to base salaries of the named executive officers during 2009 or, to date, during 2010.

Annual Incentive Bonus.  The annual incentive bonus is intended to compensate executives for achieving corporate goals.  One hundred percent of each named executive officer’s annual incentive bonus is contingent upon the Company achieving pre-determined financial and operational goals.

Decisions with respect to annual incentive bonus are made after the end of each fiscal year.  At the beginning of each year, the Compensation, Nominating and Governance Committee sets annual performance goals, a target and maximum incentive bonus amount, and a formula for determining the amount, if any, of the bonus each executive officer is entitled to receive.  Annual incentive bonuses are paid 60% in cash and 40% in common shares.  For purposes of determining the number of common shares an employee is issued as part of a stock bonus, the Company uses the volume weighted average market value of the Company’s common shares for the applicable fiscal year.  The Compensation, Nominating and Governance Committee reserves the right to award annual incentive bonuses above or below formula-determined amounts as it deems appropriate.

Targets and Results for 2009. During 2009, each named executive officer was eligible for target annual incentive bonuses ranging from 60% to 80% of his base salary, depending on his position.  Of these amounts, 100% was tied to the achievement of corporate goals as follows: a total revenue goal of $11.4 million  (25% weighting), a cash balance of $3 million, net of any cash raised from new issuances of shares or other securities, at December 31, 2009 target (40% weighting), an order backlog of $40 million (30% weighting) and a safety OSHA incidence rate of 4.95 (5% weighting), all in line with the Company’s board-approved budget.  The Compensation, Nominating and Governance Committee reserved the discretion to award, or to deny, annual incentive bonuses whether or not performance targets were achieved, as it deemed appropriate.  Decisions with respect to incentive bonuses for 2009 were made at a meeting of the Compensation, Nominating and Governance Committee based upon year-end information on February 11, 2010.  Pursuant to the formula included in the 2009 incentive plan, the Compensation, Nominating and Governance Committee determined that no named executive officer was entitled to a bonus for 2009.

Targets for 2010 Results.  For 2010, each named executive officer is eligible for target annual incentive bonuses ranging from 60% to 80% of his base salary, depending on his position.  Of these amounts, 100% is tied to the achievement of corporate goals as follows: a total revenue goal (40% weighting), a current asset balance at December 31, 2010 target (25% weighting), an order backlog (30% weighting) and a safety OSHA incidence rate (5% weighting), all in line with the Company’s board-approved budget.  The incentive bonus is triggered when 100% of the corporate goals are achieved, and the amount of the bonus and increases linearly from 100% to 150% of target bonus for 100% to 125% performance.  The Compensation, Nominating and Governance Committee reserves the discretion to award, or to deny, annual incentive bonuses whether or not performance targets are achieved, as it deems appropriate.  Decisions with respect to incentive bonuses for 2010 will be made by the Compensation, Nominating and Governance Committee based upon year-end information.

Name	Minimum/Target Incentive Bonus Opportunity (payout as a % of base salary)	Maximum Incentive Bonus Opportunity (payout as a % of base salary)
Terry M. Copeland, President, Chief Executive Officer	80	120
John C. Fallini, Chief Financial Officer	60	90
Bruce J. Sabacky, Vice President & Chief Technology Officer	60	90
Stephen Balogh, Vice President Human Resources	60	90
Daniel Voelker, Vice President Engineering and Operations	60	90

Bonuses are paid 60% in cash and 40% in common shares for each named executive officer.

Long-Term Equity-Based Incentives.  Under the Company’s 2005 Stock Incentive Plan (Amended and Restated) (the “2005 Plan”), the Company is authorized to issue equity-based awards, including stock options, stock bonuses, restricted stock, stock appreciation rights, and performance-based awards, with respect of up to 9,000,000 common shares.  Each of the Compensation, Nominating and Governance Committee and the Board of Directors has joint authority to grant awards under the 2005 Plan.

The Company had previously authorized its 1996 Stock Option Plan and 1998 Stock Option Plan, under which an aggregate of 241,500 awards continue to be outstanding as of February 1, 2010; however, awards can no longer be granted under these two plans.

The Company’s long-term equity-based incentive program is focused on rewarding performance that enhances shareholder value. The program involves the periodic grant of options to purchase common shares in order to provide executive officers with the opportunity to purchase an equity interest in the Company and to share in the appreciation of the value of the Company’s common shares.

The Compensation, Nominating and Governance Committee periodically considers whether or not to grant additional stock options in order to maintain the overall competitiveness of the Company’s compensation package for each named executive officer and to ensure that executives, particularly executives whose other stock options have vested and/or been exercised, have an incentive to remain with the Company long term and to increase shareholder value.  Factors weighed in determining whether to make, and the amount of, these grants include the above-described review of benchmark compensation data and assessment of past performance, retention considerations, information regarding each named executive officer’s existing equity and stock option ownership, potential shareholder dilution and the expense to the Company pursuant to Accounting Standards Codification Topic 718 of the Financial Accounting Standards Board (“FASB ASC Topic 718”). Such options generally have an exercise price equal to the market price on the date of grant or the market price on the date of grant plus a premium over that price, a 10-year term and vest over a four-year term.  All options granted in 2009 and 2010 to date had an exercise price equal to the greater of (a) 110% of closing market price on the date of grant, and (b) $1.10.

In addition, from time to time stock option grants are made to newly hired employees based on their level of responsibility and competitive practices.

Annual Grants. Terry Copeland was awarded an annual grant of options to purchase 400,000 common shares at an exercise price of $1.10 on January 15, 2010.  All options have a 10-year term and vest 25% per year on the anniversary date of the respective grant.

The other named executive officers were granted annual stock options to purchase an aggregate of 400,000 common shares at an exercise price of $1.10 per share on January 15, 2010.  The individual annual stock option grants are: Stephen Balogh (90,000 shares); John Fallini (110,000 shares); Bruce Sabacky (90,000 shares), and Daniel Voelker (110,000 shares).  The options have a 10-year term and vest 25% annually over a four-year period.

As a matter of best practice, we will continue to monitor our compensation program to ensure that it continues to align the interests of our executives with those of our long-term stockholders while avoiding unnecessary or excessive risk.

Compensation Adjustments

The Company may increase or, subject to contractual or other restrictions decrease an executive’s overall compensation at any time during any fiscal year after considering several factors, including level and scope of responsibilities, contribution to overall corporate performance and achievement of personal goals and objectives.

The Compensation, Nominating and Corporate Governance Committee determined that it was appropriate to review and adopt certain compensation practices that discourage unnecessary or excessive risk taking, such as a recoupment or “clawback” policy.  In February 2010, our Compensation, Nominating and Corporate Governance  Committee approved a recoupment policy under which our Compensation Committee has the sole and absolute authority, to the full extent permitted by applicable law, to require that each executive officer agree to reimburse the Company for all or any portion of any  annual incentive bonus  if:

(1)  the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a material financial restatement,

(2)  in the view of our Compensation, Nominating and Governance Committee, the executive engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by us, and

(3)  a lower payment would have occurred based upon the restated financial results.

In each such instance, we will, to the extent practicable and allowable under applicable laws, require reimbursement of any bonus in the amount by which the executive’s annual bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results, provided that we will not seek to recover bonuses paid more than one year prior to the date the need for such material financial restatement is determined.

Termination and Change-of-Control Agreements

Severance Provisions in Employment Agreements.  The employment agreements of all of the named executive officers provide for termination and change of control benefits as follows:

If the officer’s employment is terminated by the officer for good reason, which includes, among other things, (a) the Company requiring the officer to relocate his place of employment without the officer’s consent, or (b) a material adverse change in the officer’s title, position, and/or duties 90 days before or within one year after a change of control, the officer is entitled to a severance benefit equal to his base salary and health benefits for one year.  This one-year base salary severance benefit will be extended to 16 months if either the officer was required to relocate more than 50 miles in order to commence employment and the termination occurs within two years of commencement of employment, or the officer later consents to a relocation of his employment and the termination occurs within two years of such voluntary relocation.

If the officer’s employment is terminated by the Company without cause, the officer is entitled to a severance benefit equal to his base salary for one year, health benefits for 18 months, and a lump sum bonus payment equal to the product of (a) 60% of his base salary paid for the year in which his termination occurred, multiplied by (b) a fraction, the numerator of which is the number of days that have elapsed during the then-current calendar year and the denominator of which is 365. The one-year base salary severance benefit will be extended to 16 months if either the officer was required to relocate more than 50 miles in order to commence employment and the termination occurs within two years of commencement of employment, or the officer later consents to a relocation of his employment and the termination occurs within two-years of such voluntary relocation.

The officer is not entitled to any severance if his employment is terminated at any time by the Company with cause or by the officer without good reason.

Dr. Copeland’s current base salary is $325,000 per year; Mr. Fallini’s current base salary is $230,000 per year; Mr. Voelker’s current base salary is $205,000 per year; Mr. Balogh’s current base salary is $193,800 per year; and Mr. Sabacky’s current base salary is $225,000 per year.

Acceleration of Vesting of Options.  The employment agreements of each of the named executive officers requires that all options and other equity awards granted to the named executive officer provide that the award immediately vests as of the effective date of a “Change of Control Event”.  A “Change of Control Event” is defined in the agreement to mean (a) any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor (other than a transaction effective solely for the purpose of changing the jurisdiction of incorporation of the Company), (b) the sale, transfer or other disposition of all or substantially all of  the Company’s assets to another entity, (c) the acquisition by a single person (or two or more persons acting as a group, as a group is defined for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended) of more than 40% of the outstanding common shares.

The following table provides information relating to the number of options that are unvested as of December 31, 2009 that would vest immediately for each named executive officer if a change in control event were to have occurred as of December 31, 2009:

Name	Number of Securities Underlying Unvested Options that Would Vest Upon a Change in Control
Terry Copeland President, Chief Executive Officer and Director	462,500
John C. Fallini Chief Financial Officer	212,500
Bruce J. Sabacky Vice President & Chief Technology Officer	156,250
Stephen Balogh Vice President Human Resources	148,750
Daniel Voelker, Vice President Engineering and Operations	237,500

Explanation of Change of Control Policies.  The Compensation, Nominating and Governance Committee believes that providing a reasonable severance arrangement tied to termination without cause is essential to attracting and retaining talented executive officers.  In addition, the Compensation, Nominating and Governance Committee believes that the severance arrangements provided to certain of its named executive officers serve the best interests of the Company and its shareholders by ensuring that, if a hostile or friendly change of control is under consideration, its executives will feel secure enough about their post-transaction financial future that they will advise the Board of Directors about the potential transaction without consideration, or with lessened consideration, of any adverse effect of the transaction on their future employment and compensation.  The Compensation, Nominating and Governance Committee believes that its inclusion of a “double trigger,” i.e. both a change of control and a subsequent termination or adverse action, is appropriate because it reasonably balances the needs of the executive and of the Company.  The provision protects the executive if his status is changed following a change of control but protects the Company and its successors because it does not provide for severance payments if the Company or successor permits the employee to remain in the same position in the same place.   The Company has no other severance agreements in place with its named executive officers.

Stock Ownership Guidelines

Our stock ownership guidelines (effective January 1, 2010) are designed to encourage our named executive officers and non-employee directors to achieve and maintain an equity stake in the Company and more closely align his or her interests with those of our stockholders.

Upon recommendation of the Compensation, Nominating and Governance Committee, the Board of Directors has adopted stock ownership guidelines for directors.  Under these guidelines, non-employee directors are required to own, within one year of becoming a director, a number of common shares equal to at least 20,000 shares.  Shares counted towards this guideline include any shares held by the director directly or through a broker, including shares vested under restricted stock grants.

The Board of Directors also has adopted, on recommendation of the Compensation, Nominating and Governance Committee, stock ownership guidelines applicable to the Company’s executive officers.  Under these guidelines, the Company’s Chief Executive Officer is expected to hold an investment level of at least 25,000 common shares and other executive officers are expected to hold at least 15,000 common shares.  Executives are expected to comply with these guidelines within three years.

The proposed Consolidation will reduce the number of shares required to be owned by our named executive officers and non-employee directors in proportion to the consolidation ratio determined by the Board of Directors within the limits set forth in the Consolidation Resolution.

In addition, the guidelines include retention requirements for stock option exercises under which executives must retain certain common shares acquired upon exercise of a stock option.  Executive officers who do not yet satisfy the ownership guidelines must retain 50% of the shares acquired on exercise remaining after the sale of shares sufficient to cover the exercise price of the option and taxes.

An annual review will be conducted by the Compensation, Nominating and Governance Committee to assess compliance with the guidelines and to review the guideline policy.

Role of Executive Officers in Determining Executive Pay

The Compensation, Nominating and Governance Committee makes all decisions with respect to base compensation, annual incentive compensation and the award of stock options to the executive officers of the Company, including all named executive officers.  Such authority may not be delegated to another person other than, as appropriate, the entire Board.

At the end of each fiscal year, the Company’s Vice President of Human Resources and Chief Executive Officer are responsible for evaluating the performance of each named executive officer (and other officers) against corporate and individual performance objectives and for submitting a report to the Compensation, Nominating and Governance Committee detailing the results of their evaluations.  In connection with this report, each of the Vice President of Human Resources and Chief Executive Officer make recommendations to the Compensation, Nominating and Governance Committee with respect to compensation matters related to the prior year, including employee-specific recommendations but not with respect to himself.  In addition, each of the two officers makes recommendations to the Compensation, Nominating and Governance Committee with respect to compensation matters related to the upcoming year, including employee-specific recommendations (but not with respect to himself) and strategic and design recommendations.  The Compensation, Nominating and Governance Committee considers these recommendations, and the report of these officers, among other factors by the Compensation, Nominating and Governance Committee as it makes prior-year and coming-year compensation decisions.

Compensation Consultant

The Compensation, Nominating and Governance Committee retains Radford, an AON Consulting Company (“Radford”) to provide ongoing advice and information regarding design and implementation of the Company’s executive compensation programs.  Radford also provides information and updates to the Compensation, Nominating and Governance Committee about regulatory and other technical developments that may affect the Company’s executive compensation programs.  In addition, Radford provides the Committee with competitive market information, analyses and trends on base salary, short-term incentives and long-term incentives.

The Compensation, Nominating & Governance Committee believes that Radford provides candid, direct and objective advice to the Committee, which is not influenced by any other services provided by Radford.  To ensure independence:

●	the Compensation, Nominating & Governance Committee directly hired and has the authority to terminate Radford;
●	Radford is engaged by and reports directly to the committee chair;
●	Radford has direct access to all members of the Compensation, Nominating & Governance Committee during and between meetings; and
●
interactions between Radford and management generally are limited to discussions on behalf of the Compensation, Nominating & Governance Committee and information presented to the committee for approval.

Neither Radford, nor any of its affiliates, provides any other services to the Company.

Tax and Accounting Considerations

Accounting Treatment.  The Company previously adopted Standard of Financial Accounting Standards No. 123(R), Share-Based Payment (as well as its successor, Accounting Standards Codification Topic 718 of the Financial Accounting Standards Board), which requires companies to expense the costs of stock-based compensation in their financial statements.  Accordingly, the Company began recording stock-based compensation expense in the income statement in 2006.  The fair value of each award is estimated on the date of grant, using the Black-Scholes option-pricing model.  Once the fair value of each award is determined, it is expensed in the income statement over the vesting period.

Deductibility of Executive Compensation.  Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the “Code”), imposes a $1 million annual limit on the amount that a public company may deduct for compensation paid during a tax year to the company’s Chief Executive Officer or to any of the company’s four other most highly compensated executive officers who are still employed at the end of the tax year.  The limit does not apply to compensation that meets the requirements of Code Section 162(m) for “qualified performance-based” compensation (i.e., compensation paid only if the executive meets pre-established, objective goals based upon performance criteria approved by the company’s shareholders).

The Compensation, Nominating and Governance Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code.  In certain situations, the Compensation, Nominating and Governance Committee may approve compensation that will not meet the requirements of Code Section 162(m) in order to ensure competitive levels of total compensation for its executive officers. Stock option grants in 2008 and 2009 were intended to constitute “qualified performance-based compensation” under Section 162(m); however, the Company’s 2009 annual performance bonus would not have been, and the Company’s 2010 annual performance bonus will not be, “qualified performance-based compensation” because the Company does not have shareholder-approved performance criteria for its cash incentive plan.   In 2009, none of the named executive officers, received base pay, annual bonus and other compensation in an amount in excess of the $1 million deduction limit.

Compensation, Nominating and Governance Committee Report

The Compensation, Nominating and Governance Committee has reviewed and discussed the Compensation Discussion & Analysis section included in this Management Proxy Circular with management.  Each member of the Compensation, Nominating and Governance Committee is entitled to rely on (i) the integrity of those persons within the Company and of the professionals and experts from which the Compensation, Nominating and Governance Committee receives information, and (ii) the accuracy of the financial and other information provided to the Compensation, Nominating and Governance Committee by such persons, professionals or experts absent actual knowledge to the contrary.

Based upon that review and related discussions, the Compensation, Nominating and Governance Committee recommends to the Company’s Board that the Compensation Discussion & Analysis contained herein be included in this Management Proxy Circular.

COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE

Robert van Schoonenbergr
Alexander Lee
Pierre Lortie

April 15, 2010

Executive Compensation

(a)  Summary Compensation Table

The following table provides details with respect to the total compensation of the Company’s named executive officers during the years ended December 31, 2009, 2008 and 2007:

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards (1) ($) (f)	Non- Equity Incentive Plan Compen- sation (2) ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compen- sation (3) ($) (i)	Total ($) (j)
Terry Copeland, President, Chief Executive Officer and Director	2009	325,000	Nil	Nil	229,057	Nil	Nil	9,750	563,807
	2008	322,302	Nil	Nil	373,451	Nil	Nil	6,750	702,503
	2007	*	*	*	*	*	*	*	*
John C. Fallini, Chief Financial Officer	2009	230,006	Nil	Nil	83,294	Nil	Nil	Nil	313,300
	2008	167,197	Nil	Nil	232,029	Nil	Nil	3,715	402,941
	2007	*	*	*	*	*	*	*	*
Bruce J. Sabacky, Vice President & Chief Technology Officer	2009	225,000	Nil	Nil	83,294	Nil	Nil	6,750	315,044
	2008	225,001	Nil	Nil	199,232	Nil	Nil	6,750	430,983
	2007	190,847	12,245(4)	54,847	168,005	67,606	Nil	5,700	499,250
Stephen Balogh, Vice President Human Resources	2009	192,123	Nil	Nil	83,294	Nil	Nil	5,814	281,231
	2008	192,868	Nil	Nil	131,300	Nil	Nil	5,814	329,982
	2007	*	*	*	*	*	*	*	*
Daniel Voelker, Vice President Engineering and Operations	2009	205,000	Nil	Nil	166,587	Nil	Nil	6,150	377,737
	2008	*	*	*	*	*	*	*	*
	2007	*	*	*	*	*	*	*	*

* Compensation information not reported because such person was not a named executive officer during this calendar year.

(1)
The amounts in column (f) represents the grant date fair value of the stock option awards determined in accordance with Accounting Standards Codification Topic 718 of the Financial Accounting Standards Board (“FASB ASC Topic 718”) pursuant to the Company’s stock incentive plans.  Assumptions used in the calculation of these amounts are included in Note 11 to the Company’s audited financial statements for the year ended December 31, 2009 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2010 and in Note 11 to the Company’s audited financial statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2009.

(2)	Represents cash portion of annual incentive bonus earned with respect to indicated fiscal year. Bonuses are generally paid in the subsequent fiscal year.
(3)	Reflects value of matching contributions made by the Company in connection with the 401(k) Plan.
(4)
Represents discretionary portion of the 2007 bonus awarded to Dr. Sabacky in the form of cash of $6,760 and 1,192 common shares with a value of $5,485 over and above the 98.4% bonus payout level as calculated in accordance with the annual incentive bonus plan as determined by the Compensation, Nominating and Governance Committee.

(b)  Grant of Plan-Based Awards Table

The following table provides details with respect to plan-based awards, if any, granted to the named executive officers during the year ended December 31, 2009:

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		Estimated Future Payouts Under Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock or Units (#) (g)	All Other Option Awards: Number of Securities Under- Lying Options (#) (h)	Exercise or Base Price of Option Awards ($/Sh) (i)	Grant Date Fair Value of Stock and Option Awards ($)(3) (j)
		Target ($) (c)	Maxi- mum ($) (d)	Target (#) (e)	Maxi- mum (#) (f)
Terry Copeland, President, Chief Executive Officer and Director	1/15/09	Nil	Nil	Nil	Nil	Nil	275,000(2)	1.22	229,057
		156,000	234,000	97,687	146,531	Nil	Nil	Nil	Nil
John C. Fallini, Chief Financial Officer	1/15/09	Nil	Nil	Nil	Nil	Nil	100,000(2)	1.22	83,294
		82,802	124,203	51,851	77,776	Nil	Nil	Nil	Nil
Bruce J. Sabacky, Chief Technology Officer	1/15/09	Nil	Nil	Nil	Nil	Nil	100,000(2	1.22	83,294
		81,000	121,500	50,722	76,083	Nil	Nil	Nil	Nil
Stephen Balogh, Vice President Human Resources	1/15/09	Nil	Nil	Nil	Nil	Nil	100,000(2)	1.22	83,294
		69,768	104,652	43,689	65,533	Nil	Nil	Nil	Nil
Daniel Voelker Vice President Engineering and Operations	1/15/09	Nil	Nil	Nil	Nil	Nil	200,000(2)	1.22	166,587
		73,800	110,700	46,214	69,320	Nil	Nil	Nil	Nil

(1)
Amounts reflect potential, not actual, bonus amounts calculated based on the 2009 annual incentive bonus plan.  The target was based on achieving 100% of the Company performance goal, and the maximum is based on achieving 125% of the Company performance goal, which also is the bonus cap.  The named executive officers were not entitled to receive a bonus at a threshold below the target.  No bonus amounts were paid out under the 2009 incentive plan, as targets were not achieved.

(2)
These options were issued in connection with the 2009 annual grant of options.  As such, the vesting terms were set at 25% to vest in 2010, 25% to vest in 2011, 25% to vest in 2012, and 25% to vest in 2013.

(3)	The amounts in column (j) represent the grant date fair value of stock and option awards determined in accordance with ASC 718 “Stock Compensation” pursuant to the Stock Incentive Plans.

(c)  Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding equity awards held by the named executive officers as of December 31, 2009:

	Option Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Un- Exercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Terry Copeland, President, Chief Executive Officer and Director	112,500(1)	37,500(1)	Nil	4.14	11/15/2017
	18,750(2)	56,250(2)	Nil	3.72	1/15/2018
	12,500(3)	37,500(3)	Nil	2.18	4/15/2018
	18,750(4)	56,250(4)	Nil	1.80	7/15/2018
	Nil	275,000(5)	Nil	1.22	1/15/2019
John C. Fallini, Chief Financial Officer	37,500(3)	112,500(3)	Nil	2.18	4/15/2018
	Nil	100,000(5)	Nil	1.22	1/15/2019
Bruce J. Sabacky, Vice President & Chief Technology Officer	25,000(6)	Nil	Nil	4.07	3/25/2015
	21,504(7)	Nil	Nil	3.42	3/10/2016
	40,000(8)	Nil	Nil	3.42	3/10/2016
	10,570(9)	Nil	Nil	2.63	1/15/2017
	75,000(10)	Nil	Nil	2.63	1/15/2017
	18,750(2)	56,250(2)	Nil	3.72	1/15/2018
	Nil	100,000(5)	Nil	1.22	1/15/2019
Stephen Balogh, Vice President Human Resources	20,000(8)	Nil	Nil	3.42	3/10/2016
	50,000(6)	Nil	Nil	2.96	7/26/2016
	4,463(9)	Nil	Nil	2.63	1/15/2017
	75,000(10)	Nil	Nil	2.63	1/15/2017
	16,250(2)	48,750(2)	Nil	3.72	1/15/2018
	Nil	100,000(5)	Nil	1.22	1/15/2019
Daniel Voelker, Vice President Engineering and Operations	12,500(3)	37,500(3)	Nil	2.18	4/15/2018
	Nil	200,000(5)	Nil	1.22	1/15/2019

(1)	Options vest over three years from date of grant: 25% vested immediately; 25% vested on November 15, 2008; 25% vested on November 15, 2009; and 25% vest on November 15, 2010.
(2)	Options vest over four years from date of grant: 25% vested on January 15, 2009; 25% vested on January 15, 2010; 25% vest on January 15, 2011; and 25% vest on January 15, 2012.
(3)	Options vest over four years from date of grant: 25% vested on April 15, 2009; 25% vest on April 15, 2010; 25% vest on April 15, 2011; and 25% vest on April 15, 2012.
(4)	Options vest over four years from date of grant: 25% vested on July 15, 2009; 25% vest on July 15, 2010; 25% vest on July 15, 2011; and 25% vest on July 15, 2012.
(5)	Options vest over four years from date of grant: 25% vest on January 15, 2011; 25% vest January 15, 2012; 25% vest on January 15, 2013; and 25% vest on January 15, 2014.
(6)	Options vest over three years from date of grant: 25% vested immediately; 25% vested on July 26, 2007; 25% vested on July 26, 2008; and 25% vested on July 26, 2009.

(7)	Options vested immediately on the grant date of March 1, 2006.
(8)	Options vest over three years from date of grant: 25% vested immediately; 25% vested on March 10, 2007; 25% vested on March 10, 2008; and 25% vested on March 10, 2009.
(9)	Options vested immediately on the grant date of January 15, 2007.
(10)	Options vest over two years from date of grant: 33% vested immediately; 33% vested on January 15, 2008; and 34% vested on January 15, 2009.

(d)  Option Exercises and Stock Vested

No stock options were exercised by the named executive officers during the fiscal year ended December 31, 2009.  Additionally, no stock awards vested in favor of the named executive officers during the fiscal year ended December 31, 2009.

(e)  Pension Benefits and Non-Qualified Deferred Compensation

The Company does not sponsor, and is not obligated to provide, any benefits under any defined benefit or non-qualified deferred compensation plan.  The Company does provide a limited matching contribution under the 401(k) Plan, as explained in “Compensation Discussion and Analysis” above.

 (f)  Potential Payments upon Termination or Change-in-Control

For information on severance to which the named executive officers may be entitled upon termination of employment or in connection with a change of control, see the subsection entitled “Termination and Change-of-Control Agreements” in the Compensation Discussion and Analysis section above.

Upon termination of employment, an employee is entitled to receive the dollar value of accrued vacation leave but not medical leave.  As of December 31, 2009, each of the named executive officers would have been entitled upon termination of employment to receive the following dollar amount in exchange for accrued, but unused vacation leave:

Name	Accrued Vacation Leave ($)
Terry M. Copeland, President, Chief Executive Officer and Director	10,578
John C. Fallini, Chief Financial Officer	9,585
Bruce J. Sabacky, Vice President & Chief Technology Officer	49,127
Stephen Balogh, Vice President Human Resources	5,488
Daniel Voelker, Vice President Engineering and Operations	3,994

 Compensation of Directors

The following table presents information regarding the compensation for the fiscal year ended December 31, 2009 of all persons who served as directors of the Company during 2009, except for Terry Copeland, President and Chief Executive officer, whose compensation is described in the previous tables:

Name (a)	Fees Earned Or Paid in Cash(1) ($) (b)	Stock Awards(2) ($) (c)	Option Awards(3) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compen- sation ($) (g)	Total ($) (h)
Eqbal Al Yousuf *	29,000	54,108	Nil	Nil	Nil	Nil	83,108
Michel Bazinet*	16,000	Nil	Nil	Nil	Nil	Nil	16,000
Jon N. Bengtson	47,000	54,108	Nil	Nil	Nil	Nil	101,108
Hossein Asrar Haghighi	14,375	54,910(4)	Nil	Nil	Nil	Nil	69,285
George E. Hartman	32,500	54,108	Nil	Nil	Nil	Nil	86,608
Robert Hemphill*	25,000	54,108	Nil	Nil	Nil	Nil	79,108
Pierre Lortie	46,500	54,108	Nil	Nil	Nil	Nil	100,608
Robert van Schoonenberg	48,500	54,108	Nil	Nil	Nil	Nil	102,608
Alexander Lee(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

*  No longer served as a director of the Company as of December 31, 2009.

(1)
During 2009, the Company paid all directors who are not employees of the Company a fee of $6,250 per quarter. In addition, directors who are not employees and provide service in the following positions received the following additional fees:

Position	Additional Compensation
Chairman of the Board	$4,000 per quarter
Audit Committee Chair	$3,000 per quarter
Compensation, Nominating and Governance Committee Chair	$2,000 per quarter
Audit Committee	$1,500 per quarter
Compensation, Nominating and Governance Committee	$1,000 per quarter
Other Committee Chair or Member	Determined upon formation of committee

No amounts were paid to Dr. Copeland in 2009 in his capacity as a director.

(2)
Historically, the Company issues either restricted stock or stock options to the Directors at their option based on a pre-approved dollar amount annually after the annual meeting is held.  The dollar amount of the annual grant is determined and approved by the Compensation, Nominating, and Governance Committee and was $54,108 for 2009.  The amounts in column (c) represents the grant date fair value of the 2009 stock awards calculated in accordance with FASB ASC Topic 718.

(3)
Directors of the Company and its subsidiaries are also entitled to participate in the 1996 Plan, 1998 Plan and the 2005 Plan.  An aggregate of 561,730 stock awards and option awards were outstanding and held by directors as of December 31, 2009.   The number of option awards outstanding as of December 31, 2009 for each of the directors actively serving as of December 31, 2009 is as follows:  Mr. Hartman – 75,000 options and Mr. Lortie – 36,667.  Mr. Bengtson, Mr. Haghighi, and Mr. van Schoonenberg have no options outstanding.

(4)
As an employee of Al Yousuf LLC, Mr Haghighi assigns any common shares subject to options or common share awards earned in connection with his Director’s seat to Al Yousuf LLC.  As such, Mr Haghighi does not voting or disposition rights over the common shares awarded to him.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is information with respect to beneficial ownership of common shares as of May 15, 2010 by the named executive officers (as defined below) of the Company, by each of the directors of the Company, by all current executive officers and directors of the Company as a group and by each person known to the Company to beneficially own 5% or more of the outstanding common shares.  The “named executive officers” are the Company’s Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers for 2009.  Unless otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the common shares identified as beneficially owned.  The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.

Title of Class	Name of Officer or Director	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Common	Terry M. Copeland (Chief Executive Officer and Director)	290,637(3)
*
Common	John C. Fallini (Chief Financial Officer and Secretary)	107,000(4)	*
Common	Bruce J. Sabacky (Vice President and Chief Technology Officer)	247,690(5)	*
Common	Stephen A. Balogh (Vice President, Human Resources)	248,768(6)	*
Common	Daniel Voelker (Vice President, Engineering and Operations)	75,000(7)	*
Common	Jon N. Bengtson (Director)	111,603	*
Common	Hossein Asrar Haghighi (Director)	None(8)	N/A
Common	George E. Hartman (Director)	187,903(9)	*
Common	Alexander Lee (Director)	None	N/A
Common	Pierre Lortie (Director)	127,829(10)	*
Common	Robert G. van Schoonenberg (Director)	101,862(11)	*

Common	All Directors and Officers as a Group	1,730,255(12)	1.6%
(13 persons)

Title of Class	Name and Address of 5% Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Common	Al Yousuf, LLC	20,211,132(13)	19.2%

* Represents less than 1% of the outstanding common shares.

(1)
Includes all common shares issuable pursuant to the exercise of options and warrants that are exercisable within 60 days of May 15, 2010.  Does not include any common shares subject to options that are not exercisable within 60 days of May 15, 2010 or subject to options that vest only upon the occurrence of events, such as a rise in the market price of the common shares, outside of the control of the optionee.

(2)
Based on 105,400,728 common shares outstanding as of May 15, 2010.  Common shares underlying options, warrants or other convertible or exercisable securities are, to the extent exercisable within 60 days of May 15, 2010, deemed to be outstanding for purposes of calculating the percentage ownership of the owner of such convertible and exercisable securities, but not for purposes of calculating any other person’s percentage ownership.

(3)	Includes 281,250 common shares subject to options granted to Mr. Copeland pursuant to the 2005 Plan.
(4)	Includes 100,000 common shares subject to options granted to Mr. Fallini pursuant to the 2005 Plan.

(5)	Includes 25,000 common shares subject to options granted to Mr. Sabacky pursuant to the 1998 Plan and 209,574 common shares subject to options granted to Mr. Sabacky pursuant to the 2005 Plan.
(6)
Includes 206,963 common shares subject to options granted to Mr. Balogh pursuant to the 2005 Plan.  Includes 23,000 common shares owned by Linda Balogh, the spouse of Mr. Balogh and 8,505 common shares held in a family trust.

(7)	Includes 75,000 common shares subject to options granted to Mr. Voelker pursuant to the 2005 Plan.
(8)
As an employee of Al Yousuf LLC, Mr Haghighi assigns any common shares subject to options or common share awards earned in connection with his Director’s seat to Al Yousuf LLC.  As such, Mr Haghighi does not have voting or disposition rights over the common shares awarded to him.

(9)	Includes 75,000 common shares subject to options granted to Mr. Hartman pursuant to the 1998 Plan. Includes 500 common shares owned by Julie Bredin, the spouse of Mr. Hartman.
(10)	Includes 36,667 common shares subject to options granted to Mr. Lortie pursuant to the 2005 Plan
(11)	Includes 34,407 common shares held by a family trust.
(12)
Includes 100,000 common shares subject to options granted to officers and directors pursuant to the 1998 Plan and 1,138,971 common shares subject to options granted to officers and directors pursuant to the 2005 Plan.

(13)	Information is based solely on a Form 4 filed by Al Yousuf, LLC on June 26, 2009 disclosing a total of 20,211,132 common shares beneficially owned.

INTEREST OF MANAGEMENT IN THE PROPOSALS TO BE ACTED UPON

No person who has been our director or executive officer since the beginning of our last fiscal year nor any of their associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the domestication nor any other proposals to be acted upon, other than those interests arising from their ownership of our capital stock or rights to acquire our capital stock.

LEGAL MATTERS

Certain legal matters relating to the domestication under United States law will be passed upon by Parr Brown Gee & Loveless, PC.  Certain legal matters relating to the Canadian tax consequences of the domestication will be passed upon by Cassels Brock & Blackwell, LLP.

EXPERTS

The consolidated financial statements and the effectiveness of internal control over financial reporting appearing in this Proxy and Registration Statement have been audited by Perry-Smith LLP, an independent registered public accounting firm, as stated in their reports appearing elsewhere herein, and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This Circular constitutes part of a registration statement on Form S-4 that we filed with the SEC. You may read and copy this Circular at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this Circular by mail from the Public Reference Section of the SEC at prescribed rates. To obtain information on the operation of the Public Reference Room, you can call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including Altair Nanotechnologies, Inc., that file electronically with the SEC. The address of the SEC’s Internet website is http://www.sec.gov.

Additional information relating to us is available on SEDAR at www.sedar.com.

OTHER MATTERS

Proposals of Shareholders

Pursuant to rules adopted by the SEC, if a shareholder intends to propose any matter for a vote at the annual meeting of the shareholders to be held in 2011, but fails to notify the Company of such intention prior to March 14, 2011, then a proxy solicited by the Board of Directors may be voted on such matter in the discretion of the proxy holder, without discussion of the matter in the proxy statement soliciting such proxy and without such matter appearing as a separate item on the proxy card.

In order to be included in the proxy statement and form of proxy relating to the Company’s annual meeting of shareholders to be held in 2011, proposals which shareholders intend to present at such annual meeting must be received by the Secretary of the Company, at the Company’s principal business office, 204 Edison Way, Reno, Nevada 89502, U.S.A. no later than December 27, 2010.

Undertakings

Unless the Company has received contrary instructions, the Company intends to deliver only one copy of this Circular.  Upon written or oral request, the Company will provide, without charge, an additional copy of such document to each shareholder at a shared address to which a single copy of such document was delivered.   Shareholders at shared addresses that are receiving a single copy of such document but wish to receive multiple copies, and shareholders at shared addresses that are receiving multiple copies of such document but wish to receive a single copy, should contact John Fallini, Chief Financial Officer, at 204 Edison Way, Reno, Nevada, 89502, U.S.A., or at the following telephone number:  (775) 858-3750.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis of Financial` Condition and Results of Operations for the year ended December 31, 2009.  Shareholders may contact Shaun Drake at 360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6, Canada (416-361-0737), to request copies of the Company’s financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.  In addition shareholders may download copies of this Circular and proxy directly from http:// www.altairannualmeeting.com.

Upon written or oral request, the Company will provide, without charge, to each person to whom a copy of this Circular has been delivered, a copy of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC (other than the exhibits except as expressly requested).  Requests should be directed to John Fallini, Chief Financial Officer, at P.O. Box 10630, Reno, Nevada  89510-0630, U.S.A., or at the following telephone number:  (775) 858-3750.

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars, except shares and per share amounts)
(Unaudited)

	March 31,	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$12,350	$18,122
Investment in available for sale securities	525	505
Accounts receivable, net	840	683
Product inventories	5,932	5,043
Prepaid expenses and other current assets	1,640	1,820
Total current assets	21,287	26,173

Investment in available for sale securities	2,448	2,587

Property, plant and equipment, net held and used	8,749	8,670

Property, plant and equipment, net held and not used	2,096	2,211

Patents, net	483	551

Other assets	125	125

Total Assets	$35,188	$40,317

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$2,387	$1,783
Accrued salaries and benefits	1,567	625
Accrued warranty	82	79
Accrued liabilities	539	758
Current portion of long-term debt	94	810
Total current liabilities	4,669	4,055

Long-term debt, less current portion	33	37

Stockholders' equity
Common stock, no par value, unlimited shares authorized; 105,400,728 shares issued and outstanding at March 31, 2010 and December 31, 2009	188,577	188,515
Additional paid in capital	11,325	10,933
Accumulated deficit	(168,271)	(162,204)
Accumulated other comprehensive loss	(1,682)	(1,560)
Total Altair Nanotechnologies, Inc.'s stockholders' equity	29,949	35,684

Noncontrolling interest in Subsidiary	537	541
Total stockholders' equity	30,486	36,225

Total Liabilities and Stockholders' Equity	$35,188	$40,317

See notes to the unaudited condensed consolidated financial statements.

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States Dollars, except shares and per share amounts)
(Unaudited)

	Three Months Ended
	March 31,
	2010	2009
Revenues
Product sales	$75	$191
Commercial collaborations	294	699
Contracts and grants	823	12
Total revenues	1,192	902
Cost of goods sold
Product	53	185
Commercial collaborations	178	229
Contracts and grants	611	22
Warranty and inventory reserves	53	-
Total cost of goods sold	895	436

Gross profit	297	466
Operating expenses
Research and development	2,439	3,044
Sales and marketing	1,185	601
General and administrative	2,286	2,560
Depreciation and amortization	476	733
Total operating expenses	6,386	6,938
Loss from operations	(6,089)	(6,472)
Other (expense) income
Interest expense	(8)	(18)
Interest income	26	71
Realized loss on investment	-	(18)
Loss on foreign exchange	-	(4)
Total other income, net	18	31

Net loss	(6,071)	(6,441)

Less: Net loss attributable to non-controlling interest	4	56

Net loss attributable to Altair Nanotechnologies, Inc.	$(6,067)	$(6,385)

Loss per common share - basic and diluted	$(0.06)	$(0.07)

Weighted average shares - basic and diluted	105,094,234	92,983,131

See notes to the unaudited condensed consolidated financial statements.

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(Expressed in thousands of United States Dollars, except shares and per share amounts)
(Unaudited)

	Altair Nanotechnologies, Inc. Shareholders						Noncontrolling Interest in Subsidiary
					Accumulated			Accumulated
					Other			Other
			Additional		Compre-		Interest	Compre-
	Common Stock		Paid In	Accumulated	hensive		In	hensive
	Shares	Amount	Capital	Deficit	Gain (Loss)	Subtotal	Subsidiary	Gain (Loss)	Subtotal	Total

Balance, January 1, 2009	93,143,271	$180,105	$5,378	$(140,892)	$(1,873)	$42,718	$1,098	$-	$1,098	$43,816
Comprehensive loss:
Net loss	-	-	-	(6,385)	-	(6,385)	(56)	-	(56)	(6,441)
Other comprehensive gain	-	-	-	-	118	118	-	-	-	118
Comprehensive loss:						(6,267)			(56)	(6,323)
Share-based compensation	-	22	236	-	-	258	-	-	-	258
Issuance of restricted stock	10,000	-	-	-	-	-	-	-	-	-
Balance, March 31, 2009	93,153,271	$180,127	$5,614	$(147,277)	$(1,755)	$36,709	$1,042	$-	$1,042	$37,751

	Altair Nanotechnologies, Inc. Shareholders						Noncontrolling Interest in Subsidiary
					Accumulated			Accumulated
					Other			Other
			Additional		Compre-		Interest	Compre-
	Common Stock		Paid In	Accumulated	hensive		In	hensive
	Shares	Amount	Capital	Deficit	Gain (Loss)	Subtotal	Subsidiary	Gain (Loss)	Subtotal	Total

Balance, January 1, 2010	105,400,728	$188,515	$10,933	$(162,204)	$ (1,560)	$35,684	$541	$-	$541	$36,225
Comprehensive loss:
Net loss	-	-	-	(6,067)	-	(6,067)	(4)	-	(4)	(6,071)
Other comprehensive loss	-	-	-	-	(122)	(122)	-	-	-	(122)
Comprehensive loss:						(6,189)			(4)	(6,193)
Share-based compensation	-	62	392	-	-	454	-	-	-	454
Balance, March 31, 2010	105,400,728	$188,577	$11,325	$(168,271)	$(1,682)	$29,949	$537	$-	$537	$30,486

See notes to the unaudited condensed consolidated financial statements.

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)
(Unaudited)

	Three Months Ended
	March 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(6,067)	$(6, 385)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	476	733
Noncontrolling interest in operations	(4)	(56)
Securities received in payment of license fees	(3)	-
Share-based compensation	454	258
Loss on disposal of fixed assets	47	10
Changes in operating assets and liabilities:
Restricted cash	-	(450)
Accounts receivable, net	(157)	467
Product inventories	(847)	(10)
Prepaid expenses and other current assets	180	43
Other assets	-	18
Trade accounts payable	535	304
Accrued salaries and benefits	942	168
Accrued warranty	3	(2)
Accrued liabilities	(219)	(393)

Net cash used in operating activities	(4,660)	(5,295)

Cash flows from investing activities:
Purchase of property and equipment	(392)	(248)

Net cash used in investing activities	(392)	(248)

 (continued)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)
(Unaudited)

	Three Months Ended
	March 31,
	2010	2009
Cash flows from financing activities:
Payment of notes payable	(716)	(652)
Proceeds from long-term debt	-	58
Repayment of long-term debt	(4)	(4)

Net cash used in financing activities	(720)	(598)

Net decrease in cash and cash equivalents	(5,772)	(6,141)

Cash and cash equivalents, beginning of period	18,122	28,088

Cash and cash equivalents, end of period	$12,350	$21,947

Supplemental disclosures:
Cash paid for interest	$43	$86

Cash paid for income taxes	None	None

Supplemental schedule of non-cash investing and financing activities:
For the three months ended March 31, 2010:
- We made capital equipment purchases of $69,000 which are included in accounts payable at March 31, 2010.
- We had an unrealized loss on available for sale securities of $122,000.

For the three months ended March 31, 2009:
- We had an unrealized gain on available for sale securities of $118,000.
- We issued 10,000 shares of restricted stock to directors having a fair value of approximately $17,000 for which no cash will be received.

See notes to the unaudited condensed consolidated financial statements.

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1.  Basis of Preparation of Consolidated Financial Statements

These unaudited interim condensed consolidated financial statements of Altair Nanotechnologies Inc. and its subsidiaries (collectively, "Altair" "we" or the "Company") have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "Commission").  Such rules and regulations allow the omission of certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, so long as the statements are not misleading.  In the opinion of Company management, these consolidated financial statements and accompanying notes contain all adjustments (consisting of only normal recurring items) necessary to present fairly the financial position and results of operations for the periods shown.  These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Commission on March 12, 2010.

The results of operations for the three-month period ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year.

Note 2.  Summary of Significant Accounting Policies

Cash and Cash Equivalents - Cash and cash equivalents consist principally of bank deposits and institutional money market funds.  Short-term investments that are highly liquid have insignificant interest rate risk and original maturities of 90 days or less are classified as cash and cash equivalents.  Investments that do not meet the definition of cash equivalents are classified as held-to-maturity or available-for-sale.

Our cash balances are maintained in bank accounts that are insured by the Federal Deposit Insurance Corporation ("FDIC") and Canada Deposit Insurance Corporation ("CDIC") up to a maximum of US $250,000 and CN $100,000, respectively, per depositor.  At March 31, 2010 and December 31, 2009 we had $1.4 million and $1.2 million, respectively in excess of insurance limits in bank accounts insured by the FDIC or CDIC.

Investment in Available for Sale Securities - The investment in short-term available for sale securities consists of 113,809 Shares of Spectrum Pharmaceuticals, Inc. common stock valued at $525,000 and $505,000 at March 31, 2010 and December 31, 2009, respectively.  This stock was received in exchange for ownership assignment of all patent rights associated with RenazorbTM and RenalanTM compounds to Spectrum.  Spectrum must also pay us future milestone and royalty payments as they develop revenues for these compounds.

Accounts Receivable — Accounts receivable consists of amounts due from customers for services and product sales, net of an allowance for losses.  We determine the allowance for doubtful accounts by reviewing each customer account and specifically identifying any potential for loss.

The allowance for doubtful accounts is as follows:

In thousands of dollars

Beginning Balance, January 1, 2010	$161
Additions charged to costs and expenses	-
Net deductions (write-offs, net of collections)	-
Ending Balance, March 31, 2010	$161

Accumulated Other Comprehensive Loss – Accumulated other comprehensive loss consists entirely of unrealized loss on the investment in available for sale securities.

Long-Lived Assets - We evaluate the carrying value of long-lived assets whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable.  The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows expected to be generated by the asset are less than the carrying value.  Our estimate of the cash flows is based on the information available at the time including the following:  internal budgets; sales forecasts; customer trends; anticipated production volumes; and market conditions over an estimate of the remaining useful life of the asset which may range from 3 to 10 years for most equipment and up to 22 years for our building and related building improvements.  If an impairment is indicated, the asset value is written off to its fair value based upon market prices, or if not available, upon discounted cash flow value, at an appropriate discount determined by us to be commensurate with the risk inherent in the business model.  The determination of both undiscounted and discounted cash flows requires us to make significant estimates and consider the expected course of action at the balance sheet date.  Our assumptions about future sales and production volumes require significant judgment because actual sales prices and volumes have fluctuated significantly in the past and are expected to continue to do so.  Until the Company's products reach commercialization, the demand for our products is difficult to estimate.  Subsequent changes in estimated undiscounted and discounted cash flows arising from changes in anticipated actions could impact the determination of whether an impairment exists, the amount of the impairment charge recorded and whether the effects could materially impact our consolidated financial statements.  Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product or the assets used to produce it, a history of operating or cash flow losses and/or the partial or complete lapse of technology rights protection.

We reviewed our four capitalized patents and determined that three of these patents have value in excess of their net book value of $483,000.  AlSher currently has an exclusive license to use this technology from Altair.  The fourth patent no longer has value.  The fourth patent had a net book value of $47,000 and an impairment charge of this amount was recorded in the quarter ended March 31, 2010.

As of March 31, 2010, we estimate that our future cash flows, on an undiscounted basis, are greater than our $11.3 million investment in long-lived assets.  Our estimated future cash flows include anticipated product sales, commercial collaborations, and contracts and grant revenue, since our long-lived asset base, which is primarily composed of production, laboratory and testing equipment is utilized to fulfill contracts in all revenue categories.  Estimated future cash flows in connection with the AlSher assets were based on the sale of our ownership interest in the joint venture to Sherwin-Williams completed on April 30, 2010.

Based on our assessment, which represents no change from the prior year in our approach to valuing long-lived assets, with the exception of the one patent described above, we believe that our long-lived assets are not impaired.

(d) Deferred Income Taxes - We use the asset and liability approach for financial accounting and reporting for income taxes.  Deferred income taxes are provided for temporary differences on the basis of assets and liabilities as reported for financial statement purposes and income tax purposes. We have recorded a valuation allowance against all net deferred tax assets.  The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

(e) Revenue Recognition - We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been performed, the fee is fixed and determinable, and collectability is probable.  Our revenues were derived from product sales, commercial collaborations and contracts and grants. Revenue from product sales is recognized upon delivery of the product, unless specific contractual terms dictate otherwise.  Based on the specific terms and conditions of each contract/grant, revenues are recognized on a time and materials basis, a percentage of completion basis and/or a completed contract basis.  Revenue under contracts based on time and materials is recognized at contractually billable rates as labor hours and expenses are incurred.  Revenue under contracts based on a fixed fee arrangement is recognized based on various performance measures, such as stipulated milestones.  As these milestones are achieved, revenue is recognized.  From time to time, facts develop that may require us to revise our estimated total costs or revenues expected.  The cumulative effect of revised estimates is recorded in the period in which the facts requiring revisions become known.  The full amount of anticipated losses on any type of contract is recognized in the period in which it becomes known.  Payments received in advance relating to the future performance of services or deliveries of products are deferred until the performance of the service is complete or the product is shipped.  Upfront payments received in connection with certain rights granted in contractual arrangements are deferred and revenue is recognized over the related time period which the benefits are received.  Based on specific customer bill and hold agreements, revenue is recognized when the inventory is shipped to a third party storage warehouse, the inventory is segregated and marked as sold, the customer takes the full rights of ownership and title to the inventory upon shipment to the warehouse per the bill and hold agreement.  When contract terms include multiple components that are considered separate units of accounting, the revenue is attributed to each component and revenue recognition may occur at different points in time for product shipment, installation, and service contracts based on substantial completion of the earnings process.

(f)      Accrued Warranty - We provide a limited warranty for battery packs and energy storage systems.  A liability is recorded for estimated warranty obligations at the date products are sold.  Since these are new products, the estimated cost of warranty coverage is based on cell and module life cycle testing and compared for reasonableness to warranty rates on competing battery products.  As sufficient actual historical data is collected on the new product, the estimated cost of warranty coverage will be adjusted accordingly.  The liability for estimated warranty obligations may also be adjusted based on specific warranty issues identified.  The balance of our accrued warranty as of March 31, 2010 and December 31, 2009, was $82,000 and $79,000, respectively.
(g)
(h)      Overhead Allocation - Facilities overhead, which is comprised primarily of occupancy and related expenses, are initially recorded in general and administrative expenses and then allocated to research and development and product inventories based on relative labor costs.
(i)
Noncontrolling Interest – In April 2007, Sherwin-Williams entered into an agreement with us to form AlSher Titania LLC, a Delaware limited liability company ("AlSher").  AlSher is a joint venture combining certain technologies of ours and Sherwin-Williams in order to develop and produce titanium dioxide pigment for use in paint and coatings and nano titanium dioxide materials for use in a variety of applications, including those related to removing contaminants from air and water.  Pursuant to a Contribution Agreement dated April 24, 2007 among Sherwin-Williams, AlSher, and us, we contributed to AlSher an exclusive license to use our technology (including our hydrochloride pigment process) for the production of titanium dioxide pigment and other titanium containing materials (other than battery or nanoelectrode materials) and certain pilot plant assets with a net book value of $3.1 million.  We received no consideration for the license granted to AlSher other than our ownership interest in AlSher.  Sherwin-Williams contributed to AlSher cash and a license agreement related to a technology for the manufacture of titanium dioxide using the digestion of ilmenite in hydrochloric acid.  As a condition to enter into the second phase of the joint venture, we agreed to complete the pigment pilot processing plant and related development activities by January 2008.  The 100 ton pigment pilot processing plant was commissioned in February 2008 and the costs associated with this effort were partially reimbursed by AlSher.  AlSher is consolidated with our subsidiaries because we have a controlling interest in AlSher and any inter-company transactions are eliminated (refer to Note 1 – Basis of Preparation of Consolidated Financial Statements).  The noncontrolling shareholder's interest in the net assets and net income or loss of AlSher are reported as noncontrolling interest in subsidiary on the condensed consolidated balance sheet and as noncontrolling interest share in the condensed consolidated statement of operations, respectively.

We sold our 70% interest in AlSher to Sherwin-Williams on April 30, 2010.  See Note 12 – Subsequent Events for more details pertaining to this sale.
(j)
(k)      Net Loss Per Common Share - Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the weighted average number of common and potentially dilutive shares outstanding during the period.  Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of stock options and warrants, as well as unvested restricted stock.  Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.  We had a net loss for all periods presented herein; therefore, none of the stock options and warrants outstanding during each of the periods presented or unvested restricted stock were included in the computation of diluted loss per share as they were anti-dilutive.

Property Plant and Equipment, net – held and not used -  This balance sheet classification includes assets being redeployed from our Life Sciences and Performance Materials Divisions, into our Power and Energy Group.  These assets are currently not being utilized but we plan to redeploy them into our Power and Energy Group in the future.

Recent Accounting Pronouncements —

Adopted:

On January 1, 2010, we adopted changes to the accounting for variable interest entities. These changes require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; to add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance; and to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The adoption of these changes did not have an impact on the Financial Statements.

On January 1, 2010, we adopted changes to the accounting for transfers of financial assets. These changes removed the concept of a qualifying special-purpose entity and removed the exception from the application of variable interest accounting to variable interest entities that are qualifying special-purpose entities; limited the circumstances in which a transferor derecognizes a portion or component of a financial asset; defined a participating interest; requires a transferor to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer accounted for as a sale; and requires enhanced disclosure; among others. The adoption of these changes did not have an impact on the Financial Statements.

Issued and not yet adopted:

In January 2010, the FASB revised two disclosure requirements concerning fair value measurements and clarified two others.  It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers.  It will also require the presentation of purchases, sales, issuances and settlements within Level 3 on a gross basis rather than a net basis.  The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements.  Our disclosures about fair value measurements are presented in Note 3 – Fair Value Measurements. We have adopted the changes required except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which will become effective for the Company on January 1, 2011. Management has determined that the adoption of these changes will not have an impact on the Financial Statements.

Reclassifications - Certain reclassifications have been made to prior period amounts to conform to classifications adopted in the current period.

Note 3.  Fair Value Measurements

Our financial instruments are accounted for at fair value on a recurring basis.  Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  A market or observable inputs is the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 	Quoted prices for identical instruments in active markets.

Level 2 
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 	Significant inputs to the valuation model are unobservable.

The following table summarizes the valuation of our assets recorded at fair value on a recurring basis at March 31, 2010:

In thousands of dollars

Assets at fair value :	Total	Level 1	Level 2	Level 3
Auction rate corporate notes	$2,448	$-	$-	$2,448
Spectrum Pharmaceuticals, Inc.	525	525	-	-
Investment in available for sale securities	$2,973	$525	$-	$2,448

The following table summarizes the valuation of our assets recorded at fair value on a recurring basis at December 31, 2009:

Assets at fair value:	Total	Level 1	Level 2	Level 3
Auction rate corporate notes	$2,587	$-	$-	$2,587
Spectrum Pharmaceuticals, Inc.	505	505	-	-
Investment in available for sale securities	$3,092	$505	$-	$2,587

The Spectrum Pharmaceuticals shares listed above as of March 31, 2010 were acquired from Spectrum on August 4, 2009 when we entered into an amended agreement with Spectrum to license them the rights to RenalanTM and RenaZorbTM.  A component of this agreement was the payment to us of an additional 113,809 shares of Spectrum common stock. These shares are valued at market closing price as of March 31, 2010.

The activity relating to assets recorded at fair value on a recurring basis utilizing Level 3 inputs for the three months ended March 31, 2010 and March 31, 2009 is summarized below:

In thousands of dollars

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Auction rate corporate notes 2010	Auction rate corporate notes 2009
Beginning Balance, January 1	$2,587	$2,816
Total gains or losses (realized/unrealized):
Included in other comprehensive income	(141)	55
Other adjustments	2	(5)
Ending Balance, March 31	$2,448	$2,866

Total unrealized loss for the three months ended March 31, 2010 was $(122,000) and total unrealized gain for the three months ended March 31, 2009 was $118,000. These amounts were included in accumulated other comprehensive income (loss) in Stockholder's Equity attributable to the change in cumulative unrealized gains/(losses) relating to assets still held at the reporting date.  No assets or liabilities are valued on a non-recurring basis at March 31, 2010 and 2009.

Financial instruments that trade in less liquid markets with limited pricing information generally include both observable and unobservable inputs.  In instances where observable data is unavailable, we consider the assumptions that market participants would use in valuing the asset.  Such investments are categorized in Level 3 as the inputs generally are not observable.  Our evaluation included consultation with our investment advisors, and we valued these securities using a risk-adjusted discount rate applied to the expected future cash inflows.  This discount rate was computed based on annual rates of return on securities with similar credit ratings trading in an active market.  As a result in the increased discount rate, the market value of these securities decreased by $141,000, from $2.6 million to $2.5 million at March 31, 2010 and December 31, 2009, respectively.

Note 4.  Investment in Available for Sale Securities

Investment in available for sale securities includes auction rate corporate notes (long-term) and investments in common stock (short-term) as discussed below.

The auction rate corporate notes are long-term instruments with maturity in 2017.  Through the third quarter of 2007, the interest was settled and the rate reset every 7 to 28 days and historically these investments were classified as short-term investments.  However, in the fourth quarter of 2007 due to a reduction in the liquidity of the auction rate market, sell orders exceed bid orders in that market, and the interest rate relating to these investments was reset to a contractual rate of London Interbank Offering Rate plus 50 basis points.  The auction rate markets have not yet recovered.  As such, we evaluated these investments at March 31, 2010 to determine if they were other than temporarily impaired.  Our evaluation included consultation with our investment advisors, assessment of the strength of the financial institution paying the interest on these investments, credit ratings of the underlying collateral and a probability-weighted discounted cash flow analysis.  Based on this analysis, we estimate that at March 31, 2010 their fair value was $2.5 million, representing a cumulative unrealized holding loss of approximately $1.4 million.  Based on our evaluation and our ability and intent to hold these investments for a reasonable period of time sufficient for an expected recovery of fair value, we do not consider these investments to be other than temporarily impaired at March 31, 2010.

On August 4, 2009 we entered into an amended agreement with Spectrum where we assigned all patent rights associated with RenalanTM and RenaZorbTM.  As part of this Agreement, we received 113,809 unregistered and restricted shares of Spectrum common stock.  On receipt these shares were recorded at their market value of $750,000 as measured by their closing price on the NASDAQ Capital Market as of July 1, 2009.   This investment had a market value of $525,000 as of March 31, 2010.

Note 5.  Product Inventories

Product inventories consist of the following:

In thousands of dollars

	March 31, 2010	December 31, 2009
Raw materials	$3,760	$3,933
Work in process	1,655	908
Finished goods	517	202
Total product inventories	$5,932	$5,043

As products reach the commercialization stage, the related inventory is recorded.  The costs associated with products undergoing research and development are expensed as incurred.  As of March 31, 2010 and December 31, 2009, inventory consisted primarily of nano-structured lithium titanate spinel, battery cells and battery modules in various stages of the manufacturing process.

Note 6.  Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

In thousands of dollars

	March 31, 2010	December 31, 2009
Prepaid inventory purchases	$716	$802
Prepaid insurance	175	301
Deposits	340	340
Other prepaid expenses and current assets	409	377
Total prepaid expenses and other current assets	$1,640	$1,820

Our prepaid inventory purchases are associated with unfulfilled purchase orders of $1.2 million.  Other prepaid expenses and current assets consist primarily of prepaid property taxes, service contracts, marketing expenses and rent.

Note 7.  Patents

Our patents are associated with the nanomaterials and titanium dioxide pigment technology.  We are amortizing these assets on a straight-line basis over their useful lives.  The amortized patents' balances as of March 31, 2010 and December 31, 2009 were:

In thousands of dollars
	March 31, 2010	December 31, 2009
Patents and patent applications	$1,366	$1,518
Less accumulated amortization	(883)	(967)
Total patents and patent applications	$483	$551

The weighted average amortization period for patents is approximately 16.7 years.  Amortization expense, which represents the amortization relating to the identified amortizable patents, for the three months ended March 31, 2010 and March 31, 2009, was $21,000 in each period.  For each of the next five years, amortization expense relating to patents is expected to be approximately $76,000 per year.

We reviewed our four capitalized patents and determined that three of these patents have value in excess of their net book value of $483,000.  AlSher currently has an exclusive license to use this technology from Altair.  The fourth patent no longer has value.  The fourth patent had an original cost of $152,000, accumulated depreciation of $105,000 and a net book value of $47,000.  An impairment charge of $47,000 was recorded in the quarter ended March 31, 2010.

Note 8.  Note Payable and Capital Leases

The current and long-term amounts of the notes payable and capital leases are as follows:

In thousands of dollars
	March 31, 2010	December 31, 2009
Note payable to BHP Minerals International, Inc.	-	$600
Note payable to AICCO, Inc.	$78	194
Capital leases	49	53
Subtotal	127	847
Less current portion	(94)	(810)
Long-term portion of notes payable and capital leases	$33	$37

On August 8, 2002, we entered into a purchase and sale agreement with BHP Minerals International, Inc. ("BHP"), wherein we purchased the land, building and fixtures in Reno, Nevada where our titanium processing assets are located. In connection with this transaction, BHP also agreed to terminate our obligation to pay royalties associated with the sale or use of the titanium processing technology. In return, we issued to BHP a note in the amount of $3.0 million, at an interest rate of 7%, secured by the property we acquired.  The final payment of $600,000 plus accrued interest was paid on January 27, 2010.

On August 6, 2009, we entered into a financing arrangement with AICCO, Inc, our insurance provider to finance the annual cost of our insurance over ten months.  We issued a note to AICCO in the amount of $387,000, at an interest rate of 5.2% per annum.

Note 9.  Stock-Based Compensation

We have a stock incentive plan, administered by the Board of Directors, which provides for the granting of options and restricted shares to employees, officers, directors and other service providers.

The total compensation cost charged in connection with the stock incentive plan was $672,000 and $418,000 for the three-months ended March 31, 2010 and 2009, respectively.  During the three-months ended March 31, 2010, 542,586 options vested at a weighted average price of $2.14.  During the three-months ended March 31, 2009, 524,398 options vested at a weighted average price of $3.18. There were no stock option and warrant exercises during the three months ended March 31, 2010 and 2009.

Compensation expense of $672,000 was recognized for the three-months ended March 31, 2010.  This expense consisted of $218,000 related to the stock grant awards accrual of the "2010 Annual Incentive Bonus Plan" which is accrued to liabilities, as well as amortized expense of stock options of $392,000 and restricted stock of $62,000, the offset of which is additional paid in capital of stockholders' equity.  For the three-months ended March 31, 2009, compensation expense of $418,000 consisted of $160,000 related to the stock grant awards accrual of the "2009 Annual Incentive Bonus Plan", amortized stock options of $236,000 and restricted stock expense of $22,000.

Stock Options

The total number of shares authorized for issuance under our 2005 stock incentive plan is 9.0 million shares.  Prior stock option plans, which are now terminated, authorized a total of 6.6 million shares, of which options for 5,745,500 were granted and options for 181,500 are outstanding and unexercised at March 31, 2010.  The total number of options relating to the 2005 stock incentive plan that are outstanding and unexercised at March 31, 2010 is 6,104,209.

Total options granted for the three-month periods ended March 31, 2010 and 2009 were 1,484,000 and 1,331,000, respectively.  The weighted average grant date per share fair value of options granted during the three months ended March 31, 2010 and March 31, 2009 was $1.02 and $1.18, respectively.

As of March 31, 2010, there was $1.4 million of total unrecognized compensation cost related to non-vested options granted under the plans.  That cost is expected to be recognized over a weighted average period of 1 year as of March 31, 2010.

Restricted Stock

During the three-months ended March 31, 2010, the Board of Directors did not grant any shares of restricted stock under the plan.  During the three-months ended March 31, 2009, the Board of Directors granted 10,000 shares of restricted stock under the plan with a weighted average fair value of $1.71 per share.

As of March 31, 2010 we had $163,000 of total unrecognized compensation expense related to restricted stock which will be recognized over 1.6 years.

Note 10.  Related Party Transactions

There were no material transactions with related parties during the three months ended March 31, 2010.

Note 11.  Business Segment Information

Management views the Company as operating in two major business segments:  Power and Energy Group, and All Other operations.

The Power and Energy Group develops, produces, and sells nano-structured lithium titanate spinel, battery cells, battery packs, and provides related design and test services.  The All Others group consists of the remaining portions of the previous Life Sciences and Performance Materials groups.  Management completed a thorough review of operations and strategies and determined that it was in the best interests of the shareholders for the Company to focus primarily on the Power and Energy Group.  As a result of this assessment resources devoted to the Performance Materials Group and Life Sciences Group were considerably reduced and no new significant development is being pursued in those areas by the Company.

The accounting policies of these business segments are the same as described in Note 2 to the unaudited condensed consolidated financial statements.  Reportable segment data reconciled to the consolidated financial statements as of the three-month periods ended March 31, 2010 and March 31, 2009 is as follows:

In thousands of dollars
			Depreciation
		Loss From	and
Three Months Ended	Net Sales	Operations	Amortization	Assets
March 31, 2010:
Power and Energy Group	$903	$2,202	$295	$12,234
All Other	289	105	136	3,354
Corporate	-	3,782	45	19,600
Consolidated Total	$1,192	$6,089	$476	$35,188

March 31, 2009:
Power and Energy Group	$848	$2,283	$356	$6,800
All Other	54	516	333	5,406
Corporate	-	3,673	44	29,278
Consolidated Total	$902	$6,472	$733	$41,484

In the table above, corporate expense in the Loss from Operations column includes overall company support costs as follows:  corporate research and development expenses; sales and marketing expenses; general and administrative expenses; and depreciation and amortization of the Reno headquarters building improvements.

Corporate assets consist primarily of cash, short term investments, and long-lived assets.  Since none of the business units have reached break-even, cash funding is provided at the corporate level to the business units.  The long-lived assets primarily consist of the corporate headquarters building, building improvements, manufacturing equipment, test equipment and land.  As such, these assets are reported at the all other level and are not allocated to the other business segment.

Substantially all of our assets are held within the United States.

For the three months ended March 31, 2010, we had sales to three major customers, each of which accounted for 10% or more of revenues. Total sales to these customers for the three months ended March 31, 2010 and the balance of their accounts receivable at March 31, 2010 were as follows:

In thousands of dollars
Customer	Sales Three Months Ended March 31, 2010	Accounts Receivable Balance at March 31, 2010
Power and Energy Group:
Office of Naval Research	$602	$528
Proterra LLC	$283	$85

All Other:
US Army RDECOM	$203	$193

For the three months ended March 31, 2009, we had sales to two major customers, each of which accounted for 10% or more of revenues. Total sales to these customers for the three months ended March 31, 2009 and the balance of their accounts receivable at March 31, 2009 were as follows:

In thousands of dollars
Customer	Sales Three Months Ended March 31, 2009	Accounts Receivable Balance at March 31, 2009
Power and Energy Group:
BAE Systems Science & Technology Inc.	$482	$202
BAE Systems Marine Limited	$215	$59
Amperex Technology Limited	$103	$103

Sales for the three-month periods ended March 31, 2010 and 2009 by geographic area were as follows:

In thousands of dollars
	Sales	Sales
	Three Months Ended	Three Months Ended
Geographic information (a):	March 31, 2010	March 31, 2009
United States	$1,192	$572
Other foreign countries	-	330
Total	$1,192	$902

(a) Revenues are attributed to countries based on location of customer.

Note 12.  Subsequent Events

AlSher Titania Sale

On April 30, 2010 we sold our 70% share in the AlSher Titania Joint Venture (AlSher) to Sherwin-Williams.  Sherwin-Williams will now own 100% of AlSher.  All previous agreements with Sherwin-Williams regarding the AlSher Joint Venture are superseded.

Under terms of the agreement, certain intellectual property relating to the Altairnano Hydrochloride Process (AHP), along with certain other intellectual property owned by us, has been licensed to AlSher. We may receive future payments from AlSher based upon future revenues generated from the AHP, or from royalty payments relating to the licensed intellectual property.  The amount of future payments from AlSher to us is based on AlSher revenue.  All payments are capped at $3,000,000. Payments to us and continuation of the intellectual property licenses are conditional upon certain milestones being achieved and payments being made to us. AlSher also has an option to purchase the licensed intellectual property for $2,000,000.

We prepared a cash flow analysis on the estimated cash receipts from the sale of our interest in AlSher and determined that the expected cash receipts are higher than the sum of the $418,000 of fixed assets and the $483,000 of patents included in AlSher as of March 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
Altair Nanotechnologies Inc.

We have audited the accompanying consolidated balance sheets of Altair Nanotechnologies, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Perry-Smith LLP

Sacramento, California
March 12, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Shareholders and Board of Directors
Altair Nanotechnologies Inc.

We have audited Altair Nanotechnologies Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria").  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

(Continued)

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2009 of the Company and our report dated March 12, 2010 expressed an unqualified opinion.

/s/ Perry-Smith LLP

Sacramento, California
March 12, 2010

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars, except shares and per share amounts)

	December 31,	December 31,
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$18,122	$28,088
Investment in available for sale securities	505	-
Accounts receivable, net	683	955
Product inventories, net	5,043	98
Prepaid expenses and other current assets	1,820	572
Total current assets	26,173	29,713

Investment in available for sale securities	2,587	3,174

Property, plant and equipment, net held and used	8,670	11,637

Property, plant and equipment, net held and not used	2,211	2,377

Patents, net	551	636

Other assets	125	534

Total Assets	$40,317	$48,071

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Trade accounts payable	$1,783	$749
Accrued salaries and benefits	625	1,361
Accrued warranty	79	36
Accrued liabilities	758	765
Note payable, current portion	794	732
Capital lease obligation – current portion	16	4
Total current liabilities	4,055	3,647

Capital lease obligation, less current portion	37	608

Total Liabilities	4,092	4,255

Stockholders' Equity
Common stock, no par value, unlimited shares authorized; 105,400,728 and 93,143,271 shares issued and outstanding at December 31, 2009 and December 31, 2008	188,515	180,105
Additional paid in capital	10,933	5,378
Accumulated deficit	(162,204)	(140,892)
Accumulated other comprehensive loss	(1,560)	(1,873)

Total Altair Nanotechnologies Inc.’s Stockholders' equity	35,684	42,718

Noncontrolling Interest in Subsidiary	541	1,098

Total Liabilities and Stockholders' Equity	$40,317	$48,071

See notes to the consolidated financial statements.

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States Dollars, except shares and per share amounts)

	Year Ended December 31,
	2009	2008	2007
Revenues
Product sales	$945	$757	$4,058
Less: Sales returns	(184)	-	-
License fees	750	-	-
Commercial collaborations	1,410	2,007	2,910
Contracts and grants	1,450	2,962	2,140
Total revenues	4,371	5,726	9,108

Operating Expenses
Cost of sales – product	954	183	5,164
Cost of sales – warranty and inventory reserves	198	(2,865)	6,843
Research and development	10,323	16,908	15,444
Sales and marketing	2,819	2,950	2,001
Notes receivable extinguishment	-	1,722	-
Settlement and release	-	3,605	-
Asset impairment	1,308	-	-
General and administrative	8,943	10,590	10,770
Depreciation and amortization	2,687	2,759	1,954
Total operating expenses	27,232	35,852	42,176
Loss from Operations	(22,861)	(30,126)	(33,068)

Other Income (Expense)
Interest expense	(107)	(97)	(134)
Interest income	188	982	1,101
Realized gain/(loss) on investment	851	(89)	-
Loss on foreign exchange	(2)	(10)	(1)
Total other income, net	930	786	966

Net Loss	(21,931)	(29,340)	(32,102)

Less: Net loss attributable to non-controlling interest	619	272	631

Net Loss Attributable to Altair Nanotechnologies Inc.	$(21,312)	$(29,068)	$(31,471)

Loss per common share - Basic and diluted	$(0.21)	$(0.34)	$(0.45)

Weighted average shares - Basic and diluted	100,177,727	85,903,712	71,008,505

See notes to the consolidated financial statements.

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
(Expressed in thousands of United States Dollars, except shares and per share amounts)

	Altairnano, Inc. Shareholders						Noncontrolling Interest in Subsidiary
					Accumulated			Accumulated
			Additional		Other		Interest	Other
	Common Stock		Paid In	Accumulated	Comprehensive		In	Comprehensive
	Shares	Amount	Capital	Deficit	Gain (Loss)	Subtotal	Subsidiary	Gain (Loss)	Subtotal	Total

Balance, December 31, 2006	69,079,270	$115,990	$2,002	$(80,353)	$182	$37,821	$-	$-	$-	$37,821
Contributions from non-controlling interest							2,000		2,000	2,000
Comprehensive loss:
Net loss	-	-	-	(31,471)	-	(31,471)	(631)	-	(631)	32,102)
Other comprehensive loss net of taxes of $0	-	-	-	-	(667)	(667)	-	-	-	(667)
Comprehensive loss:						(32,138)			(631)	(32,769)
Share-based compensation	-	396	3,488	-	-	3,884	-	-	-	3,884
Exercise of stock options	280,914	626	-	-	-	626	-	-	-	626
Exercise of warrants	2,314,189	6,249	-	-	-	6,249	-	-	-	6,249
Issuance of restricted stock	69,909	-	-	-	-	-	-	-	-	-
										-
Common stock issued, net of issuance costs of $2,505	12,324,095	40,519	-	-	-	40,519	-	-		40,519
Balance, December 31, 2007	84,068,377	$163,780	$5,490	$(111,824)	$(485)	$56,961	$1,369	$-	$1,369	$58,330

Comprehensive loss:
Net loss	-	-	-	(29,068)	-	(29,068)	(271)	-	(271)	(29,339)
Other comprehensive loss net of taxes of $0	-	-	-	-	(1,388)	(1,388)	-	-	-	(1,388)
Comprehensive loss:						(30,456)			(271)	(30,727)
Share-based compensation	-	1,263	(112)	-	-	1,151	-	-	-	1,151
Exercise of stock options	339,211	528	-	-	-	528	-	-	-	528
Exercise of warrants	400,224	752	-	-	-	752	-	-	-	752
Issuance of restricted stock	141,746	-	-	-	-	-	-	-	-	-
Recovery of short swing profits		177	-	-	-	177	-	-	-	177
Common stock issued	8,193,713	13,605	-	-	-	13,605	-	-	-	13,605
Balance, December 31, 2008	93,143,271	$180,105	$5,378	$(140,892)	$(1,873)	$42,718	$1,098	$-	$1,098	$43,816

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(Expressed in thousands of United States Dollars, except shares and per share amounts)
(Continued)

	Altairnano, Inc. Shareholders						Noncontrolling Interest in Subsidiary
					Accumulated			Accumulated
					Other			Other
			Additional		Compre-		Interest	Compre-
	Common Stock		Paid In	Accumulated	hensive		In	hensive
	Shares	Amount	Capital	Deficit	Gain (Loss)	Subtotal	Subsidiary	Gain (Loss)	Subtotal	Total

Balance, December 31, 2008	93,143,271	$180,105	$5,378	$(140,892)	$(1,873)	$42,718	$1,098	$-	$1,098	$43,816
Contributions from non-controlling interest							62		62	62
Comprehensive loss:
Net loss	-	-	-	(21,312)	-	(21,312)	(619)	-	(619)	(21,931)
Other comprehensive loss net of taxes of $0	-	-	-	-	313	313	-	-	-	313
Comprehensive loss:						(20,999)			(619)	(21,618)
Share-based compensation		221	931	-	-	1,152	-	-	-	1,152
Issuance of restricted stock	262,988
Issuance of common stock, net of $1,220,735 issuance costs	11,994,469	8,189	4,624	-	-	12,813	-	-	-	12,813
Balance, December 31, 2009	105,400,728	$188,515	$10,933	$(162,204)	$(1,560)	$35,684	$541	$-	$541	$36,225

See notes to the consolidated financial statements.

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars, except shares and per share amounts)

	Year Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net loss	$(21,931)	$(29,340)	$(32,102)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,687	2,759	1,954
Securities received in payment of license fees	(750)	-	(13)
Share-based compensation	1,152	1,151	3,885
Loss on disposal of fixed assets	17	382	-
Gain on sale of securities	(868)	-	-
Settlement and release	-	3,605	-
Impairment of investment	-	89	-
Asset impairment	1,308	-	-
Asset deposit	375	-	-
Accrued interest on notes receivable	-	(83)	(89)
Changes in operating assets and liabilities:
Accounts receivable, net	276	363	(188)
Accounts receivable from related party, net	(4)	-	495
Notes receivable from related party, net	-	1,722	(1,219)
Product inventories	(4,896)	(98)	231
Prepaid expenses and other current assets	(1,247)	226	(387)
Other assets	33	-	(102)
Trade accounts payable	958	(7,075)	5,098
Accrued salaries and benefits	(736)	(878)	1,399
Accrued warranty	43	(2,880)	2,916
Accrued liabilities	(6)	5	233

Net cash used in operating activities	(23,589)	(30,052)	(17,889)

Cash flows from investing activities:
Sale of available for sale securities	2,006	-	33,675
Purchase of available for sale securities	-	-	(23,050)
Interest on available for sale securities	6	4	4
Purchase of property and equipment	(768)	(3,046)	(4,066)
Proceeds from sale of assets	-	35	-

Net cash provided by (used in) investing activities	1,244	(3,007)	6,563
(continued)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars, except shares and per share amounts)

	Year Ended December 31,
	2009	2008	2007
Cash flows from financing activities:
Issuance of common shares for cash, net of issuance costs	$12,813	$10,000	$40,519
Proceeds from exercise of stock options	-	528	626
Proceeds from exercise of warrants	-	752	6,248
Proceeds from recovery of short swing profits	-	177	-
Proceeds from notes payable	387	345	-
Payment of notes payable	(926)	(813)	(600)
Proceeds from long-term debt	58	12	-
Repayment of long-term debt	(15)	-	-
Contributions from non-controlling interest	62	-	2,000
Net cash provided by financing activities	12,379	11,001	48,793

Net (decrease) increase in cash and cash equivalents	(9,966)	(22,058)	37,467

Cash and cash equivalents, beginning of period	28,088	50,146	12,679

Cash and cash equivalents, end of period	$18,122	$28,088	$50,146
Supplemental disclosures:
Cash paid for interest	$97	$133	$168
Cash paid for income taxes	None	None	None

Supplemental schedule of non-cash activities (in 000s):

For the year ended December 31, 2009:
- We recognized an impairment on AlSher Titania LLC fixed assets of $1,308.
- We recognized a realized gain of $868 on the sale of the Spectrum Pharmaceuticals stock.
- We received stock valued at $750 in payment of license from Spectrum Pharmaceuticals.
- We issued 382,115 shares of restricted stock to directors with a fair value of $397 for which no cash will be received.
- We had an unrealized loss on available for sale securities of $468.
- We made equipment purchases of $75 which are included in trade accounts payable at December 31, 2009.

For the year ended December 31, 2008:
- We issued 2,117,647 shares of stock as a settlement and release of all known claims to Al Yousuf, LLC having a fair value of $3,605 for which no cash will be received.
- We had an unrealized loss on available for sale securities of $1,387.
- We issued 141,746 shares of restricted stock to employees and directors having a fair value of approximately $303 for which no cash will be received.
- We made equipment purchases of $10 which are included in trade accounts payable at December 31, 2008.

For the year ended December 31, 2007:
- We made equipment purchases of $1,183 which are included in trade accounts payable at December 31, 2007.
- We had an unrealized loss on available for sale securities of $667.
- We issued 69,909 shares of restricted stock to employees and directors having a fair value of approximately $237 for which no cash will be received.
- We received 1,000,000 shares of common stock valued at $107 in connection with the Phoenix Motorcar, Inc. January 2007 purchase agreement. The investment was recorded with an offset to deferred revenue.

See notes to the consolidated financial statements.

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
(Expressed in United States Dollars)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business — We are a Canadian company, with principal assets and operations in the United States of America, whose primary business is developing and commercializing nano lithium titanate batteries.  We also provide contract research services on select projects where we can utilize our resources to develop intellectual property and/or new products and technology.  Our primary facilities are located in Reno, Nevada, of approximately 85,000 square feet, and in Anderson, Indiana, of approximately 70,000 square feet.

Principles of Consolidation — The consolidated financial statements include the accounts of Altair Nanotechnologies Inc. and our subsidiaries which include (1) Altair US Holdings, Inc., (2) Mineral Recovery Systems, Inc. (“MRS”), (3) Fine Gold Recovery Systems, Inc. (“FGRS”) dissolved on December 30, 2008, and (4) Altairnano, Inc. (“ANI”), (collectively referred to as the “Company”), all of which are 100% owned and (5) AlSher Titania LLC, which is 70% owned by ANI. All of the subsidiaries are incorporated in the United States of America. Inter-company transactions and balances have been eliminated in consolidation.

Basis of Presentation — The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, we incurred net losses of $21.3 million, $29.1 million, and $31.5 million, respectively.  At December 31, 2009 and 2008, we had stockholders’ equity of $35.7 million and $42.7 million, respectively.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing or refinancing as may be required, to develop commercially viable products and processes, and ultimately to establish profitable operations.  We have financed operations through operating revenues and through the issuance of equity securities (common shares, convertible debentures, stock options and warrants), and debt (term notes). Until we are able to generate positive operating cash flows, additional funds will be required to support operations. We believe that current working capital, cash receipts from anticipated sales and funding through additional sales of common stock will be sufficient to enable us to continue as a going concern through 2010.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist principally of bank deposits and institutional money market funds.  Short-term investments that are highly liquid and have insignificant interest rate risk and maturities of 90 days or less are classified as cash and cash equivalents.  Investments that do not meet the definition of cash equivalents are classified as held-to-maturity or available-for-sale.

Our cash balances are maintained in bank accounts that are insured by the Federal Deposit Insurance Corporation (“FDIC”) and Canada Deposit Insurance Corporation (“CDIC”) up to a maximum of US $250,000 and CN $100,000, respectively, per depositor.  At December 31, 2008 and 2009 we had $969,000 and $1,192,000, respectively in excess of insurance limits in bank accounts insured by the FDIC or CDIC.

Investment in Available for Sale Securities  — Available for sale securities (long-term) includes publicly-traded equity investments which are classified as available for sale and recorded at market value using the specific identification method.  Unrealized gains and losses (except for other than temporary impairments) are recorded in other comprehensive income (loss), which is reported as a component of stockholders’ equity.  We evaluate our investments on a quarterly basis to determine if a potential other than temporary impairment exists.  Our evaluation considers the investees’ specific business conditions as well as general industry and market conditions.

Accounts Receivable — Accounts receivable consists of amounts due from customers for services and product sales, net of an allowance for losses.  We determine the allowance for doubtful accounts by reviewing each customer account and specifically identifying any potential for loss.  The allowance for doubtful accounts at December 31, 2009 was $161,000 and as of December 31, 2008 the allowance was $84,000.  Actual losses related to collection of accounts receivable for the years ended December 31, 2009 and 2008 were insignificant.

Inventory – We value our inventories generally at the lower of cost (first-in, first-out method) or market.  We employ a full absorption procedure using standard cost techniques.  The standards are customarily reviewed and adjusted every three months.  Overhead rates are recorded to inventory based on normal capacity.  Any idle facility costs or excessive spoilage are recorded as current period charges.  As of December 31, 2009 we recorded a $71,000 inventory valuation allowance, $45,000 of this amount was for a quality issue we experienced with our cell supplier.  We recorded a 2% inventory impairment reserve on certain cells that were not manufactured to our exact specifications.  As a result, approximately .5% of these cells are non-functional to date.  As of December 31, 2008 we had $98,000 of total inventory and zero inventory allowance recorded.

Property, Plant and Equipment — Property, plant and equipment held and used are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the following useful lives:

Furniture and office equipment	3–7 years
Vehicles	5 years
Nanoparticle production equipment	5–10 years
Building and improvements	30 years

We have property, plant and equipment that is held and not used stated at cost less accumulated depreciation.  Depreciation is recorded using the straight-line method over the useful lives established for property, plant and equipment held and used.

Patents — Patents related to the nanoparticle production technology are carried at cost and amortized on a straight-line basis over their estimated useful lives, which range from 14 to 17 years.

Research and Development Expenditures — The costs of materials, equipment, or facilities that are acquired or constructed for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) are expensed as research and development costs at the time the costs are incurred.  Research and development expenditures related to materials and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) are capitalized when acquired or constructed.  Research and development expenditures, which include the cost of materials consumed in research and development activities, salaries, wages and other costs of personnel engaged in research and development, costs of services performed by others for research and development on our behalf and indirect costs are expensed as research and development costs when incurred.

Foreign Currency Translation — Asset and liability accounts, which are originally recorded in the appropriate local currencies, are translated into U.S. dollars at year-end exchange rates. Revenue and expense accounts are translated at the average exchange rates for the period. Transaction gains and losses are included in the accompanying consolidated statements of operations. Substantially all of our assets are located in the United States of America.

Stock-Based Compensation — We measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost is recognized over the period during which services are provided in exchange for the award, known as the requisite service period (usually the vesting period).

Long-Lived Assets — We evaluate the carrying value of long-term assets, including patents, when events or circumstance indicate the existence of a possible impairment, based on projected undiscounted cash flows, and recognize impairment when such cash flows will be less than the carrying values. Measurement of the amounts of impairments, if any, is based upon the difference between carrying value and fair value. Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product, and/or continuing technology rights protection.  An asset impairment of $1.3 million in 2009 was recorded for AlSher Titania LLC assets, as management determined the carrying value of these assets to be greater than their projected future undiscounted cash flows.  Sherwin-Williams is seeking outside financing to continue this business.  We evaluated the different possibilities of outcome for AlSher Titania LLC as of December 31, 2009, and then determined their estimated fair value based on the most likely scenario of this business moving forward.

Revenue Recognition — We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been performed, the fee is fixed and determinable, and collectability is probable.  Our revenues are derived from license fees, product sales, commercial collaborations and contracts and grants.  License fees are recognized when the agreement is signed, we have performed all material obligations related to the particular milestone payment or other revenue component and the earnings process is complete.  Revenue for product sales is recognized upon delivery of the product, unless specific contractual terms dictate otherwise.  Based on the specific terms and conditions of each contract/grant, revenues are recognized on a time and materials basis, a percentage of completion basis and/or a completed contract basis.  Revenue under contracts based on time and materials is recognized at contractually billable rates as labor hours and expenses are incurred.  Revenue under contracts based on a fixed fee arrangement is recognized based on various performance measures, such as stipulated milestones.  As these milestones are achieved, revenue is recognized.  From time to time, facts develop that may require us to revise our estimated total costs or revenues expected.  The cumulative effect of revised estimates is recorded in the period in which the facts requiring revisions become known.  The full amount of anticipated losses on any type of contract is recognized in the period in which it becomes known.  Payments received in advance relating to the future performance of services or delivery of products is deferred until the performance of the service is complete or the product is shipped.  Upfront payments received in connection with certain rights granted in contractual arrangements are deferred and amortized over the related time period over which the benefits are received.  Based on specific customer bill and hold agreements, revenue is recognized when the inventory is shipped to a third party storage warehouse, the inventory is segregated and marked as sold, the customer takes the full rights of ownership and title to the inventory upon shipment to the warehouse per the bill and hold agreement.  When contract terms include multiple components that are considered separate units of accounting, the revenue is attributed to each component and revenue recognition may occur at different points in time for product shipment, installation, and service contracts based on substantial completion of the earnings process.

Accrued Warranty — We provide a limited warranty for battery packs and energy storage systems, generally for three years from purchase date.  A liability is recorded for estimated warranty obligations at the date products are sold.  Since these are new products, the estimated cost of warranty coverage is based on cell and module life cycle testing and compared for reasonableness to warranty rates on competing battery products.  As sufficient actual historical data is collected on the new product, the estimated cost of warranty coverage will be adjusted accordingly.  The liability for estimated warranty obligations may also be adjusted based on specific warranty issues identified.

Non-controlling Interest — In April 2007, The Sherwin-Williams Company (“Sherwin”) entered into an agreement with us to form AlSher Titania LLC (“AlSher”), a Delaware limited liability company.  AlSher is a joint venture combining certain technologies of ours and Sherwin in order to develop and produce titanium dioxide pigment for use in paint and coatings and nano titanium dioxide materials for use in a variety of applications, including those related to removing contaminants from air and water.  Pursuant to a Contribution Agreement dated April 24, 2007 among Sherwin, AlSher, and us, we contributed to AlSher an exclusive license to use our technology (including our hydrochloride pigment process) for the production of titanium dioxide pigment and other titanium containing materials (other than battery or nanoelectrode materials) and certain pilot plant assets with a net book value of $3,110,000.  We received no consideration for the license granted to AlSher other than our ownership interest in AlSher.  Sherwin agreed to contribute to AlSher cash and a license agreement related to a technology for the manufacture of titanium dioxide using the digestion of ilmenite in hydrochloric acid.  As a condition to enter into the second phase of the joint venture, we agreed to complete the pigment pilot processing plant and related development activities by January 2008.  The 100 ton pigment pilot processing plant was commissioned in February 2008 and the costs associated with this effort were partially reimbursed by AlSher.  We contribute any work in process and fixed assets associated with completion of the pigment pilot processing plant to the AlSher joint venture.  For each reporting period, AlSher is consolidated with our subsidiaries because we have a controlling interest in AlSher and any inter-company transactions are eliminated (refer to Note 1 – Basis of Preparation of Consolidated Financial Statements).  The non-controlling shareholder’s interest in the net assets and net income or loss of AlSher are reported as non-controlling interest in subsidiary on the condensed consolidated balance sheet and as non-controlling interest share in the condensed consolidated statement of operations, respectively.

Although we are currently continuing to work with Sherwin to identify and qualify an interested third party to purchase our interest in AlSher, these assets have been idled for all of 2009.  In assessing potential outcomes it is our judgment that the most likely outcome is for the AlSher fixed assets to be of limited value to a potential buyer, if one is found.  We would be able to use some of these assets in its Power and Energy Group, and the rest would be sold for scrap.  Accordingly, we determined that these assets were impaired, and a $1.3 million impairment loss is reflected in our December 31, 2009 financial statements to reduce the AlSher assets net book value to $417,574.

Overhead Allocation — Facilities overhead, which is comprised primarily of occupancy and related expenses, and fringe benefit expenses are initially recorded in general and administrative expenses and then allocated to research and development and product inventories based on relative labor costs.

Net Loss per Common Share — Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the weighted average number of common and potentially dilutive shares outstanding during the period.  Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of stock options and warrants.  Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.  We had a net loss for all periods presented herein; therefore, none of the stock options and warrants outstanding during each of the periods presented, as discussed in Notes 11 and 12, were included in the computation of diluted loss per share as they were anti-dilutive.  Stock options and warrants to purchase a total of 11,948,649 shares as of December 31, 2009, 4,637,989 shares as of December 31, 2008 and 5,307,319 shares as of December 31, 2007 were excluded from the calculations of diluted loss per share for the years ended December 31, 2009, 2008 and 2007, respectively.

Accumulated Other Comprehensive Loss — Accumulated other comprehensive loss consists entirely of unrealized loss on the investment in available for sale securities.  The components of comprehensive loss for the years ended December 31, 2009, 2008 and 2007 are as follows:

In thousands of dollars
	Year Ended December 31,
	2009	2008	2007
Net loss	$(21,931)	$(29,340)	$(32,102)
Unrealized gain/(loss) on investment in available for sale securities, net of taxes of $0	313	(1,387)	(667)
Comprehensive loss	(21,618)	(30,727)	(32,769)
Comprehensive loss attributable to the non-controlling interest	619	271	631

Comprehensive loss attributable to Altair Nanotechnologies Inc.	$(20,999)	$(30,456)	$(32,138)

Deferred Income Taxes — We use the asset and liability approach for financial accounting and reporting for income taxes.  Deferred income taxes are provided for temporary differences on the basis of assets and liabilities as reported for financial statement purposes and income tax purposes. We have recorded a valuation allowance against all net deferred tax assets.  The valuation allowance reduces deferred tax assets to an amount that represents management’s best estimate of the amount of such deferred tax assets that more likely than not will be realized.

Fair Value of Financial Instruments — Our financial instruments such as cash and cash equivalents and long-term debt, when valued using market interest rates, would not be materially different from the amounts presented in the consolidated financial statements.

Recent Accounting Pronouncements —

Adopted:

Codification

On September 30, 2009, the Company adopted changes issued by the Financial Accounting Standards Board (FASB) to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification TM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Financial Statements.

Fair Value Accounting

On October 1, 2009, the Company adopted changes issued by the FASB to fair value accounting for liabilities. These changes clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique). This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

On June 30, 2009, the Company adopted changes issued by the FASB to fair value disclosures of financial instruments. These changes require a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value. Other than the required disclosures, the adoption of these changes had no impact on the Financial Statements.

On June 30, 2009, the Company adopted changes issued by the FASB to fair value accounting. These changes provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance for identifying circumstances that indicate a transaction is not orderly. This guidance is necessary to maintain the overall objective of fair value measurements, which is that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The adoption of these changes had no impact on the Financial Statements.

On June 30, 2009, the Company adopted changes issued by the FASB to the recognition and presentation of other-than-temporary impairments. These changes amend existing other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The adoption of these changes had no impact on the Financial Statements.

On January 1, 2009, the Company adopted changes issued by the FASB to fair value accounting and reporting as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on the Financial Statements. These provisions will be applied at such time a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of these changes.

Business Combinations and Consolidation Accounting

On January 1, 2009, the Company adopted changes issued by the FASB on April 1, 2009 to accounting for business combinations. These changes apply to all assets acquired and liabilities assumed in a business combination that arise from certain contingencies and requires (i) an acquirer to recognize at fair value, at the acquisition date, an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period otherwise the asset or liability should be recognized at the acquisition date if certain defined criteria are met; (ii) contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination be recognized initially at fair value; (iii) subsequent measurements of assets and liabilities arising from contingencies be based on a systematic and rational method depending on their nature and contingent consideration arrangements be measured subsequently; and (iv) disclosures of the amounts and measurement basis of such assets and liabilities and the nature of the contingencies. The adoption of these changes had no impact on the financial statements.

On January 1, 2009, the Company adopted changes issued by the FASB to consolidation accounting and reporting. These changes establish accounting and reporting for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. These changes require, among other items, that a non-controlling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and non-controlling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and non-controlling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. Other than the change in presentation of non-controlling interests, the adoption of these changes had no impact on the Financial Statements. The presentation and disclosure requirements of these changes were applied retrospectively.

On January 1, 2009, the Company adopted changes issued by the FASB to accounting for business combinations. While retaining the fundamental requirements of accounting for business combinations, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination, these changes define the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. These changes require an acquirer in a business combination, including business combinations achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This guidance also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. Additionally, these changes require acquisition-related costs to be expensed in the period in which the costs are incurred and the services are received instead of including such costs as part of the acquisition price. The adoption of these changes had no impact on the financial statements.

Other

On June 30, 2009, the Company adopted changes issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, otherwise known as “subsequent events.” Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. These changes did not result in significant changes in the accounting and disclosure for subsequent events.

On January 1, 2009, the Company adopted changes issued by the FASB to disclosures about derivative instruments and hedging activities. These changes require enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Other than the required disclosures, the adoption of these changes had no impact on the Financial Statements.

On January 1, 2009, the Company adopted changes issued by the FASB to accounting for intangible assets. These changes amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset in order to improve the consistency between the useful life of a recognized intangible asset outside of a business combination and the period of expected cash flows used to measure the fair value of an intangible asset in a business combination. The adoption of these changes had no impact on the Financial Statements.

On January 1, 2009, the Company adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. The adoption of these changes had no impact on the financial statements.

Issued

In June 2009, the FASB issued changes to the accounting for variable interest entities. These changes require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; to add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance; and to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. These changes become effective for the Company on January 1, 2010. Management has determined that the adoption of these changes will not have an impact on the Financial Statements.

In June 2009, the FASB issued changes to the accounting for transfers of financial assets. These changes remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to variable interest entities that are qualifying special-purpose entities; limits the circumstances in which a transferor derecognizes a portion or component of a financial asset; defines a participating interest; requires a transferor to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer accounted for as a sale; and requires enhanced disclosure; among others. These changes become effective for the Company on January 1, 2010. Management has determined that the adoption of these changes will not have an impact on the Financial Statements.

Reclassifications — Certain reclassifications have been made to prior period amounts to conform to classifications adopted in the current year.

3.  INVESTMENT IN AVAILABLE FOR SALE SECURITIES

Investments in available for sale securities (long-term) consists of auction rate corporate notes and investments in common stock as discussed below.

The auction rate corporate notes are long-term instruments with expiration dates through 2017.  Through the third quarter of 2007, the interest was settled and the rate reset every 7 to 28 days and historically these investments were classified as short-term investments.  However, in the fourth quarter of 2007 due to the reduction of liquidity in the auction rate market, sell orders exceeded bid orders in that market, and the interest relating to these investments was reset to a contractual rate of London Interbank Offering Rate plus 50 basis points, which is not a market rate.  Based on this change in the liquidity, these investments were evaluated to determine if there was impairment at December 31, 2009.  Our evaluation included consultation with our investment advisors, assessment of the strength of the financial institution paying the interest on these investments, ratings of the underlying collateral, and a probability-weighted discounted cash flow analysis.  Based on this analysis, we estimate that at December 31, 2009 their fair value was $2.6 million, representing a cumulative unrealized holding loss of approximately $1.3 million.  Based on our evaluation of the credit ratings of the bonds underlying these auction rate corporate notes, and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of fair value or until they mature in 2017, we do not consider this investment to be other than temporarily impaired at December 31, 2009.

Investment in available for sale securities (short-term) consists of 113,809 shares of Spectrum Pharmaceuticals, Inc. (“Spectrum”) common stock.  The shares were received as partial compensation for the assignment of all rights and title to RenaZorbTM and RenalanTM.  Upon receipt, the shares were recorded at their market value as measured by their closing price on the NASDAQ Capital Market, resulting in a recorded basis of $750,000.  At December 31, 2009, their fair value was $505,000 representing an unrealized holding loss of $245,000.  We evaluated this investment to determine if there is an other-than-temporary impairment at December 31, 2009.  Our evaluation took into consideration published investment analysis, status of drug candidates in development, analysts’ recommendations, insider trading activity, and other factors.  Based on our evaluation and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of fair value, we do not consider this investment to be other than temporarily impaired at December 31, 2009.

  4.  FAIR VALUE MEASUREMENTS

Our financial instruments are accounted for at fair value on a recurring basis.  Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  A market or observable inputs is the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 -	Quoted prices for identical instruments in active markets.

Level 2 -
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 -	Significant inputs to the valuation model are unobservable.

The following table summarizes the valuation of our assets by the fair value hierarchy at December 31, 2009:

In thousands of dollars
Assets at fair value:	Total	Level 1	Level 2	Level 3
Auction rate corporate notes	$2,587	$-	$-	$2,587
Spectrum Pharmaceuticals, Inc.	505	505	-	-
Investment in available for sale securities	$3,092	$505	$-	$2,587

The following table summarizes the valuation of our assets by the fair value hierarchy at
December 31, 2008:

In thousands of dollars
Assets at fair value:	Total	Level 1	Level 2	Level 3
Auction rate corporate notes	$2,816	$-	$-	$2,816
Spectrum Pharmaceuticals, Inc.	358	358	-	-
Investment in available for sale securities	$3,174	$358	$-	$2,816

The Spectrum Pharmaceuticals shares listed above at December 31, 2009 were acquired from Spectrum on August 4, 2009 when we entered into an amended agreement with Spectrum in which we transferred them the rights to RenalanTM in addition to RenaZorbTM.  A component of this agreement was the payment to us of an additional 113,809 shares of Spectrum common stock.

The Spectrum Pharmaceuticals shares listed above at December 31, 2008 were received as partial payment of licensing fees when Spectrum entered into a license agreement with us for RenaZorbTM in January 2005 and in payment of the first milestone achieved in June 2006.  The shares were sold during the quarter ended September 30, 2009.

The activity relating to assets valued on a recurring basis utilizing Level 3 inputs for the twelve months ended December 31, 2009 and December 31, 2008 is summarized below:

In thousands of dollars
Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Auction rate corporate notes 2009	Auction rate corporate notes 2008
Beginning Balance, January 1	$2,816	$3,912
Total gains or (losses) (realized/unrealized):
Included in other comprehensive income	(223)	(1,092)
Other adjustments	(6)	(4)
Ending Balance, December 31	$2,587	$2,816

The amount of total gains or losses for the twelve months ended December 31, 2009 and December 31, 2008 included in other comprehensive income in Stockholder’s Equity attributable to the change in unrealized gain (loss) relating to assets still held at the reporting date was $313,000 and $(1.4) million, respectively.  A realized gain of $868,000 was recorded in 2009 associated with the sale of 240,000 shares of the Spectrum common stock that we held.

Financial instruments that trade in less liquid markets with limited pricing information generally include both observable and unobservable inputs.  In instances where observable data is unavailable, we consider the assumptions that market participants would use in valuing the asset.  Such investments are categorized in Level 3 as the inputs generally are not observable.  Our evaluation included consultation with our investment advisors, assessment of the strength of the financial institution paying the interest on these investments, ratings of the underlying collateral, and a probability-weighted discounted cash flow analysis.

5.  PRODUCT INVENTORIES

Product Inventories consisted of the following at December 31, 2009 and 2008:

In thousands of dollars
	2009	2008
Raw materials	$3,933	$98
Work in process	908	-
Finished goods	202	-
Total product inventories	$5,043	$98

Once products reach the commercialization stage, the related inventory is recorded.  The costs associated with products undergoing research and development are expensed as incurred.  As of December 31, 2008, raw materials inventory relates to lithium titanate spinel (LTO).  As of December 31, 2009 inventory relates to the production of batteries targeted at the stationary power and electric bus markets.
As of December 31, 2009 we recorded a $71,000 inventory valuation allowance.

6.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment used in operations consisted of the following as of December 31, 2009 and 2008:

In thousands of dollars
	2009	2008
Machinery and equipment	$9,116	$11,062
Building and improvements	4,288	5,084
Furniture, office equipment & other	1,251	838

Total	14,655	16,984
Less accumulated depreciation	(5,985)	(5,347)
Total property, plant and equipment	$8,670	$11,637

Property, plant and equipment not used in operations consisted of the following as of December 31, 2009 and 2008:

In thousands of dollars
	2009	2008
Machinery and equipment	$5,642	$3,385
Building and improvements	849	-
Furniture, office equipment & other	49	-
Asset impairment	(1,308)	-

Total	5,232	3,385
Less accumulated depreciation	(3,021)	(1,008)
Total property, plant and equipment	$2,211	$2,377

Depreciation expense for the years ended December 31, 2009, 2008, and 2007 totaled $2.6 million, $2.7 million and $1.4 million, respectively.

Asset impairment of $1.3 million in 2009 relates to the expense of adjusting AlSher Titania, LLC assets to fair market value as of December 31, 2009.  These assets have been temporarily idled throughout 2009 as we searched for an interested party to acquire our interests in AlSher Titania. We are in negotiations with Sherwin-Williams with respect to their potential acquisition of our interest in AlSher Titania LLC.  Regardless of the closing of the sale of our interest in AlSher Titania, LLC to Sherwin-Williams, should Sherwin-Williams be unable to find an acceptable third party investor, AlSher Titania, LLC will in all likelihood be dissolved.  Certain of its assets would be integrated into our Power and Energy Group and the balance of the assets would be sold or scrapped.

The remaining Performance Materials fixed assets of $609,000 at December 31, 2009 consist primarily of production assets such as mills, furnaces and laboratory equipment suited for general use in our business.  These assets will be re-purposed to the Power and Energy segment to support the anticipated growth in sales volume within the next two years.  These assets are expected to have in-service lives at least equal to their depreciation lives and with reasonable ongoing maintenance are expected to continue functioning throughout that period.  If we are unable to commercialize our battery products, the value of these assets could be impaired, but we believe this outcome is unlikely.  These assets were classified as held and used as of December 31, 2008 and were classified as held and not used as of December 31, 2009.

Life Sciences fixed assets with a net book value of $1.2 million as of December 31, 2009 are primarily building improvements that expand production and lab areas.  It was determined that these improvements do add to the value of our Reno, Nevada building and the space and will be required for the expansion of  Power and Energy operations based on anticipated growth in sales volume within the next two years.  Failure to commercialize our battery products and a significant drop in real estate values could lead to impairment of these assets.  We believe that the occurrence of such events is unlikely.

7.  PATENTS

Patents consisted of the following at December 31, 2009 and 2008:

In thousands of dollars
	2009	2008
Patents and patent applications	$1,518	$1,518
Less accumulated amortization	(967)	(882)
Total patents and patent applications	$551	$636

(h)           All patents are being amortized on a straight-line basis over their useful lives with a weighted average amortization period of approximately 16.5 years. Amortization expense was $84,000, for each of the years ended December 31, 2009, 2008 and 2007.  For each of the next five years, amortization expense relating to intangibles is expected to be approximately $84,000 per year.   We expense all costs, as incurred, associated with renewing or extending our patents.

8.  ACCRUED WARRANTY

Accrued warranty consisted of the following at December 31, 2009 and 2008:

In thousands of dollars
	2009	2008
Beginning Balance – January 1,	$36	$2,916
Additions	43	-
Release of obligation	-	(2,880	) -
Ending Balance – December 31,	$79	$36

We provided a limited warranty for battery products sold under the January 2007 purchase and supply agreement with Phoenix and the July 2007 AES development agreement.  The balance of $2.9 million as of January 1, 2008 reflects a one-time adjustment of $2.9 million to record the provision for warranty claims resulting from our decision to replace 47 of the Phoenix battery packs manufactured in 2007 due to a potential module configuration problem that could result in overheating.  The remaining balance of $36,000 reflects the warranty recorded in connection with the AES prototype battery pack purchase in 2007.  Based on an agreement reached between Phoenix and Altair in July 2008 (refer to Note 17. Related Party Transactions), the Phoenix warranty liability was reversed.  The $43,000 added to the warranty reserve during 2009 is associated with battery packs sold during 2009.

9.  ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31, 2009 and 2008:

In thousands of dollars
	2009	2008
Accrued interest	$38	$77
Accrued use tax	6	11
Accrued property tax	-	44
Accrued mineral lease payments	67	67
Accrued reclamation costs	6	8
Accrued straight line rent	54	72
Deferred revenue	311	365
Accrued fees to vendors	276	121
	$758	$765

10.  NOTES PAYABLE

Notes payable consisted of the following at December 31, 2009 and 2008:

In thousands of dollars
	2009	2008
Note payable to BHP Minerals International, Inc.	$600	$1,200
Note payable to AICCO, Inc.	194	132
Capital leases	53	12
Less current portion	(810)	(736)
Long-term portion of capital leases	$37	$608

On August 8, 2002, we entered into a purchase and sale agreement with BHP Minerals International, Inc. (“BHP”), wherein we purchased the land, building and fixtures in Reno, Nevada where our titanium processing assets are located. In connection with this transaction, BHP also agreed to terminate our obligation to pay royalties associated with the sale or use of the titanium processing technology. In return, we issued to BHP a note in the amount of $3.0 million, at an interest rate of 7%, secured by the property we acquired. Interest did not begin to accrue until August 8, 2005. As a result, we imputed interest and reduced the face amount of the note payable by $567,000, which was then amortized to interest expense from inception of the note through August 8, 2005. Payments are due in February of each year beginning in 2006.  The note and all accrued interest was paid in full in January 2010.

11.  STOCK BASED COMPENSATION

At December 31, 2009, we have a stock incentive plan, administered by the Board of Directors, which provides for the granting of options and restricted shares to employees, officers, directors and other service providers of ours.  This Plan is described in more detail below.  The compensation cost that has been charged against income for this Plan was $1.1 million, $1.2 million, and $3.9 million for the years ended 2009, 2008 and 2007, respectively.  Of this amount, $221,000, $168,000 and $822,000 was recognized in connection with restricted stock and options granted to non-employees for the years ended 2009, 2008 and 2007, respectively.

Stock Options

The total number of shares authorized to be granted under the 2005 stock plan was increased from 3,000,000 to an aggregate of 9,000,000 based on the proposal approved at the annual and special meeting of shareholders on May 30, 2007.  Prior stock option plans, under which we may not make future grants, authorized a total of 6,600,000 shares, of which options for 5,745,500 were granted and options for 241,500 are outstanding and unexercised at December 31, 2009. Options granted under the plans generally are granted with an exercise price equal to the market value of a common share at the date of grant, have five- or ten-year terms and typically vest over periods ranging from immediately to three years from the date of grant.  The estimated fair value of equity-based awards, less expected forfeitures, is amortized over the awards’ vesting period utilizing the graded vesting method.  Under this method, unvested amounts begin amortizing at the beginning of the month in which the options are granted.

In calculating compensation recorded related to stock option grants for the years ended December 31, 2009 and 2008, the fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option-pricing model and the following weighted average assumptions:

	2009	2008	2007
Dividend yield	None	None	None
Expected volatility	82%	76%	85%
Risk-free interest rate	1.50%	3.00%	4.60%
Expected life (years)	5.72	4.92	4.85

The computation of expected volatility used in the Black-Scholes Merton option-pricing model is based on the historical volatility of our share price.  The expected term is estimated based on a review of historical and future expectations of employee exercise behavior.

A summary of option activity under our equity-based compensation plans as of December 31, 2009, and changes during the year then ended is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (Years)	Value
Outstanding at January 1, 2009	3,956,507	$3.03	7.4	$11,000
Granted	1,604,750	1.16
Exercised	-	-
Forfeited/expired	(641,048)	3.20

Outstanding at December 31, 2009	4,920,209	$2.40	7.8	$2,000

Exercisable at December 31, 2009	2,219,414	$3.03	6.6	$-

Shares issued to non-employees reflected in the table above include 707,667 shares outstanding at January 1, 2009, 25,000 shares granted, no shares exercised, and 199,000 shares forfeited or expired  during the year ended December 31, 2009, resulting in 533,667 shares outstanding of which 415,333 shares were exercisable as of December 31, 2009.

The weighted-average grant-date fair value of options granted during 2009, 2008 and 2007 was $0.74, $1.89 and $2.05, respectively.  The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $0, $408,000 and $511,000 respectively.

A summary of the status of non-vested shares at December 31, 2009 and changes during the year then ended, is presented below:
		Weighted
		Average
		Grant Date
	Shares	Fair Value
Non-vested shares at January 1, 2009	2,050,902	$2.92
Granted	1,604,750	1.16
Vested	(798,148)	2.96
Forfeited/Expired	(156,709)	2.65

Non-vested shares at December 31, 2009	2,700,795	$1.88

Non-vested shares relating to non-employees reflected in the table above include 199,501 shares outstanding at January 1, 2009, 25,000 shares granted, no shares exercised, and 106,167 shares vested  during the year ended December 31, 2009, resulting in 118,334 non-vested shares outstanding at December 31, 2009.

As of December 31, 2009, there was $902,000 of total unrecognized compensation cost related to non-vested options granted under the plans.  That cost is expected to be recognized over a weighted average period of one year.  The total fair value of options vested during the year ended December 31, 2009 was $1.5 million.

Cash received from warrant and stock option exercises for the years ended December 31, 2009, 2008, and 2007 was $0, $1.3 million, and $6.9 million, respectively.

Warrants Issued

For the year ending December 31, 2009, 6,596,958 warrants were issued in connection with the May 28, 2009 common stock offering at a strike price of $1.00 per common share.  As a result, no intrinsic value existed at the issuance date.  The following assumptions were used to value the warrant cost of $4.6 million, recorded as common stock issuance cost:  expected life of 7 years, volatility of 89.8%, annual rate of quarterly dividends of $0 and risk free interest rate of 1.86%.  All of these warrants are outstanding at December 31, 2009.

Restricted Stock

Our stock incentive plan provides for the granting of other incentive awards in addition to stock options.  During the year ended December 31, 2009, the Board of Directors approved grants of 382,115 shares of restricted stock under the plan with a weighted average fair value of $1.04 per share.    Restricted shares have the same voting and dividend rights as our unrestricted common shares, vest over a two-year period and are subject to the employee’s or director’s continued service.  Compensation cost for restricted stock is recognized in the financial statements on a pro rata basis over the vesting period.

A summary of the changes in restricted stock outstanding during the year ended December 31, 2009 is presented below:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Non-vested shares at January 1, 2009	164,307	$2.27
Granted	382,115	1.04
Vested	(120,801)	2.30
Forfeited/Expired	(119,127)	1.00

Non-vested shares at December 31, 2009	306,494	$1.16

As of December 31, 2009, we had $225,000 of total unrecognized compensation expense, net of estimated forfeitures, related to restricted stock which will be recognized over the weighted average period of 1.6 years.

12.  WARRANTS

Warrants — Warrant activity for the years ended December 31, 2009, 2008, and 2007 is summarized as follows:

In thousands of dollars
	2009		2008		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Warrants	Price	Warrants	Price	Warrants	Price
Outstanding at beginning of year	681,482	$4.15	1,141,706	$3.26	3,256,525	$2.84
Issued	6,597,958	1.00	-	-	296,407	3.29
Expired	(250,000)	5.27	(60,000)	2.50	(97,037)	2.58
Exercised	-	-	(400,224)	1.88	(2,314,189)	2.70
Outstanding at end of year	7,029,440	$1.15	681,482	$4.15	1,142,706	$3.26
Currently exercisable	7,029,440	$1.15	681,482	$4.15	1,142,706	$3.26

The following table summarizes information about warrants outstanding at December 31, 2009:

	Warrants Outstanding and Exercisable
		Weighted
		Average	Weighted
		Remaining	Average
Range of		Contractual	Exercise
Exercise Prices	Warrants	Life (Years)	Price
$1.00 to $2.49	6,596,958	6.4	$1.00
$2.50 to $3.49	231,482	2.0	3.38
$3.50 to $5.265	200,000	1.6	3.64
	7,028,440	6.1	$1.15

Except as noted below, the warrants were issued in conjunction with debt and equity offerings.  The warrants expire on various dates ranging to May 2016.

Warrants Issued in Payment of Services

The cost associated with warrants issued as payment for outside services is estimated on the date of issuance using the Black-Scholes-Merton option-pricing model.

For the year ending December 31, 2007, 200,000 warrants were issued in connection with the Joint Development and Equipment Purchase Agreement with AES Energy Storage, LLC and the related Warrant Issuance Agreement signed on July 20, 2007.  Pursuant to this agreement, an initial warrant to purchase 200,000 common shares of ours at $3.64 per share was issued.  Since the Initial Warrant did not become exercisable until December 31, 2007, the fair value of the warrants was estimated at the issuance date and adjusted using variable accounting until the final vesting date occurred.   Based on the following assumptions at the vesting date of expected life of 1.83 years, volatility of 43.7%, annual rate of quarterly dividends of $0 and the risk free interest rate of 3.5%, a total of $261,000 was recorded in stock compensation expense.  All of these warrants are outstanding at December 31, 2009.

13.  OTHER TRANSACTIONS

For the year ending December 31, 2009, 6,596,958 warrants were issued in connection with the May 28, 2009 common stock offering at a strike price of $1.00 per common share.  As a result, no intrinsic value existed at the issuance date.  The following assumptions were used to value the warrant cost of $4.6 million, recorded as common stock issuance cost:  expected life of 7 years, volatility of 89.8%, annual rate of quarterly dividends of $0 and risk free interest rate of 1.86%.  All of these warrants are outstanding at December 31, 2009.

On December 15, 2009, the Company received a letter from Iqbal Al Yousuf resigning as a director of the Company.  In connection with his service as a director of the Company, Mr. Al Yousuf was a member of the Company’s Compensation, Corporate Governance and Nominations Committee.  Mr. Al Yousuf’s resignation was effective as of the appointment, at the request of Al Yousuf, LLC, of Alexander Lee as his successor, which occurred on December 17, 2009.  Mr. Al Yousuf had been a director since October 14, 2008.

On August 14, 2009, we entered into a Demand Registration Agreement (“Revised Agreement”) with Al Yousuf, LLC, a United Arab Emirates limited liability company.  This Revised Agreement delays registration of Al Yousuf LLC’s shares until after May 29, 2011 and retains this right of registration through November 29, 2015.  Al Yousuf LLC may request a single registration under the 1933 Act of the resale of all or any portion of its Registrable Securities.  The November 29, 2007 Agreement described below allowed Al Yousuf LLC the right of registration effective November 29, 2009.

On June 4, 2009, the Company expanded its Board of Directors to an aggregate of eight directors and appointed Hossein Asrar Haghighi, Chief Financial Officer of Al Yousuf Group, to fill the vacancy.

On October 14, 2008, we expanded our Board of Directors to an aggregate of eight directors and appointed Iqbal Al Yousuf to fill the vacancy.  Mr. Al Yousuf was also appointed to the Board’s Compensation Nominating and Governance Committee.

On October 6, 2008, we entered into a Stock Purchase and Settlement Agreement with Al Yousuf, LLC.  2,117,647 shares of common stock were issued at a fair value of $1.70 that were agreed upon as part of arms length negotiations, and were recorded as settlement expense in Operating Expense for the twelve months ended December 31, 2008.  Additionally, 5,882,353 shares were acquired by Al Yousuf, LLC at a purchase price of $1.70 per share for an aggregate purchase price of $10.0 million (refer to Note 17).

On November 29, 2007 we entered into a Purchase Agreement with Al Yousuf, LLC relating to the purchase by Al Yousuf, LLC of 11,428,572 common shares of ours at a purchase price of $3.50 per share, for an aggregate purchase price of $40.0 million.  The purchase closed in two stages, with a closing of 10,000,000 in shares on November 29, 2007 and a closing for the remaining shares on December 10, 2007.  Total commission and expenses of $2.4 million were paid to the placement agent in connection with this transaction.  We also executed a Registration Rights Agreement pursuant to which we are required to cause a registration statement registering the re-sale of the Shares to be effective on the two-year anniversary of closing, to the extent the Shares are not at such time eligible for resale without restriction under Rule 144 under the Securities Act.  Al Yousuf LLC also has the right to demand a one-time underwritten registration of the Shares at any time during a six-year period beginning at the expiration of the initial two-year lockup period.  The Registration Rights Agreement includes customary provisions related to indemnification of Investor and continued effectiveness of the registration statement.

In March 2007, The AES Corporation privately purchased 895,523 unregistered common shares of ours at a price of $3.35 per share.  Total proceeds received relating to the purchase were $3.0 million.  No underwriting commission was paid in connection with this transaction.  We agreed to prepare and file a registration statement to register the shares within 30 days of the closing date of the transaction, which was effective on March 5, 2007.  Due to additional time required by AES to review the registration statement and prepare related documents, the registration statement was not filed until April 10, 2007 and became effective on May 30, 2007.

14.  LEASES

Operating Leases — We lease certain premises for office space and other corporate purposes.  Operating lease commitments at December 31, 2009 were:

In thousands of dollars:
Year ending December 31:
2010	$313
2011	317
2012	165
Thereafter	-
Total	$795

Lease expense for the years ended December 31, 2009, 2008 and 2007 totaled $263,000, $263,000 and $167,000, respectively.

Future minimum payments on capitalized leases are as follows:

In thousands of dollars:
Year ending December 31:
2010	$22
2011	22
2012	17
61
Less amount representing interest	(8)
Present value of net minimum lease payments	53
Less current maturity	(16)
Present value of net minimum leases included in long-term debt	$37
15.  INCOME TAXES

Losses before income taxes include (losses) profits relating to non-U.S. operations of $(361,000), $(3.1) million and $6.3 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Because of the net operating losses and a valuation allowance on deferred tax assets, there was no provision for income taxes recorded in the accompanying consolidated financial statements for each of the three years ended December 31, 2009, 2008, and 2007.

A reconciliation of the federal statutory income tax rate (35%) and our effective income tax rates is as follows:

In thousands of dollars:
	Year Ended December 31,
	2009	2008	2007
Federal statutory income tax benefit	$(7,459)	$(10,174)	$(10,959)
Expiration of net operating loss carry forwards	1,509	517	368
Other, net	(17)	29	(95)
True up to prior tax returns	(682)	(3,481)	1,558
Exercise of incentive stock options	318	390	1,098
Valuation allowance	6,331	12,719	8,030

Total	$-	$-	$-

The components of the deferred tax assets consisted of the following as of December 31, 2009 and 2008:

In thousands of dollars:
	2009	2008
Deferred tax assets:
Net operating loss carry forwards	$46,938	$40,730
Basis difference in intangible assets	709	999
Accruals	395	619
Tax credits	465	465
Other, net	724	585

Total deferred tax assets	49,231	43,398

Deferred tax liabilities:
Basis difference in property, plant, and equipment	(896)	(909)
Total deferred tax liabilities	(896)	(909)
Valuation allowance	(48,335)	(42,489)
Net deferred tax assets	$-	$-

As a result of certain realization requirements, the table of deferred tax assets shown above does not include certain deferred tax assets at December 31, 2009 and 2008 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting.   Equity will be increased by approximately $27,000 if and when such deferred tax assets are ultimately realized.  We use tax law ordering for purposes of determining when excess tax benefits have been realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In thousands of dollars:
	2009	2008
Balance at January 1	$27	$75
Reductions based on tax positions related to the current year	-	(48)
Balance at December 31	$27	$27

The Company does not recognize interest or penalties related to unrecognized tax benefits.

The Company has no material uncertain tax positions.

Our operating loss carry-forwards include losses generated in the United States and in Canada. The net operating loss carry-forwards total approximately $133.1 million as of December 31, 2009 and will expire at various dates as follows:

2010 - 2013	$2,267,000
2014 - 2018	874,000
2019 - 2023	20,328,000
2024 - 2029	109,680,000

Due to the significant increase in common stock issued and outstanding from 2005 through 2009, Section 382 of the Internal Revenue Code may provide significant limitations on the utilization of net operating loss carry-forwards.  As a result of these limitations, a portion of these loss and credit carryovers may expire without being utilized.

We are subject to taxation in the U.S., Canada and various states. We record liabilities for income tax contingencies based on our best estimate of the underlying exposures. We have not been audited by any jurisdiction since our inception in 1998. We are open for audit by the U.S. Internal Revenue Service, the Canada Revenue Agency and U.S. state tax jurisdictions from our inception in 1998 to 2009.

16.  COMMITMENTS AND CONTINGENCIES

Contingencies — We are subject to claims in the normal course of business.  Management, after consultation with legal counsel, believes that liabilities, if any, resulting from such claims will not materially effect our financial position or results of operations.

Litigation — We are currently not aware of any investigations, claims, or lawsuits that we believe could have a material adverse effect on our consolidated financial position or on our consolidated results of operations.

17.  RELATED PARTY TRANSACTIONS

On August 14, 2009, the Company entered into a Demand Registration Agreement (“Revised Agreement”) with Al Yousuf, LLC, a United Arab Emirates limited liability company (the "Investor").  This Revised Agreement delays registration of Investor’s shares until after May 29, 2011 and Investor has this right of registration through November 29, 2015.  The Investor may request a single registration under the 1933 Act of the resale of all or any portion of its Registrable Securities.  The November 29, 2007 Agreement described below allowed investor the right of registration effective November 29, 2009.

On October 6, 2008, we entered into a Stock Purchase and Settlement Agreement dated as of September 30, 2008 with Al Yousuf, LLC. Pursuant to the agreement, we agreed to issue an aggregate of 8,000,000 common shares to Al Yousuf LLC. Of such shares, 5,882,353 shares were acquired on October 14, 2008 by Al Yousuf LLC at a purchase price of $1.70 per share, for an aggregate purchase price of $10.0 million. The remaining 2,117,647 shares were issued upon execution of the agreement in exchange for a release by Al Yousuf LLC of all potential claims arising from design concerns related to battery packs delivered to Phoenix Motorcars, Inc. in 2007, our related offer of a warranty replacement and inventory write-off, and any other known claims existing as of the date of the agreement. Under the Purchase Agreement dated November 29, 2007 between us and Al Yousuf LLC, pursuant to which Al Yousuf LLC purchased $40.0 million in common shares, we made certain representations and warranties related to our inventory, warranty reserve and similar matters that were affected by the write-off of battery inventories and warranty offer announced in March 2008.  (Also refer to Note 13).

On April 20, 2008, we executed an Amended and Restated Agreement to recover Short-Swing Profits with Al Yousuf LLC.  Section 16 of the Securities and Exchange Act of 1934 requires directors, officers and 10% beneficial owners of ours to disgorge any short-swing profits realized on a non-exempt purchase and sale of our securities within any six-month period.  Consistent with the terms of the Recovery Agreement, we received payment in the amount of $177,000.

In March 2008, Phoenix Motorcars, Inc. completed a merger, wherein the surviving corporation, Phoenix MC, Inc. became a wholly owned subsidiary of All Electric, LLC (“AELLC”).  On March 19, 2008, Phoenix MC, Inc. announced receipt of their next round of funding provided by Al Yousuf, LLC and The AES Corporation.  These changes resulted in conversion of our 1,000,000 common share investment in Phoenix Motorcars, Inc. to ownership of 2,000 units in AELLC and diluted our ownership percentage in Phoenix to 1.56%.  At December 31, 2008, there was no deferred revenue relating to the unamortized investment.  We have concluded the investment is other-than-temporarily-impaired.  A realized loss of the investment of $88,701 was recognized in December 2008.  The remaining investment of $17,817 was recognized as a loss in March, 2009.

On November 29, 2007, we entered into a Purchase Agreement with Al Yousuf, LLC, a United Arab Emirates limited liability company (“Investor”) relating to the purchase by the Investor of 11,428,572 common shares (the “Shares”) of the Company at a purchase price of $3.50 per share, for an aggregate purchase price of U.S. $40 million. The purchase is set to close in two stages, with a closing for $10 million in shares having occurred at the time of signing and a closing for the remaining shares scheduled to occur on or before December 10, 2007.

On July 20, 2007, we entered into a multi-year Joint Development and Equipment Purchase Agreement with AES Energy Storage, LLC (“AES”), a subsidiary of global power leader The AES Corporation.  A member of the executive management team of AES also served on our board of directors for most of 2009.  However, as a result of the Company’s desire to develop its commercial relationship with AES, this executive elected to resign his position as a director of Altairnano in November of 2009.  Under the terms of the agreement we worked jointly with AES to develop a suite of energy storage solutions for purchase by AES and potentially third parties.  On August 3, 2007, we received an initial $1.0 million order, of which $500,000 was prepaid, in connection with the AES Joint Development and Equipment Purchase Agreement for a 500 kilowatt-hour energy storage product.  This product was designed and manufactured at our Indiana facilities, and was completed in December 2007.  The final installment of $500,000 was billed in June 2008 upon substantial completion of the testing of the prototype packs, of which payment was received in July 2008.

In January 2007, we entered into a multi-year purchase and supply agreement with Phoenix Motorcars, Inc., succeeded by Phoenix MC, Inc. (“Phoenix”) for lithium titanate battery pack systems.  Pursuant to two letter agreements with Phoenix effective in July 2008, the 2007 purchase and supply agreement was cancelled. Both parties also agreed that all representations, warranties, covenants and obligations arising under the 2007 agreement were terminated and further that each party holds the other party harmless from any and all claims, liabilities, charges, demands, grievances, and causes of action of any kind or nature.  These new agreements resulted in:

●
Altair agreement to ship 47 Generation 1 prototype batteries back to Phoenix for exclusive use in Phoenix demonstration vehicles. The batteries are provided to Phoenix “as is” without explicit or implied warranties.

●	A commitment on the part of Phoenix to provide Altair with ten percent of the monetized value of any California Air Resources Board ZEV credits for each vehicle for which it receives them.
●	The forgiveness of the Phoenix notes payable associated accrued interest and remaining accounts receivable balance.
●	The reversal of the warranty accrual associated with the 47 recalled batteries.

Additionally in January 2007, Phoenix issued 1,000,000 shares of its common stock in consideration for the three-year exclusivity agreement within the United States of America included in the contract.  Phoenix did not make the minimum battery pack purchases required to retain their exclusivity in 2007.  The common stock received represented a 16.6% ownership interest in Phoenix.  The investment was recorded at $107,000 with the offset to deferred revenue, which was recognized on a straight-line basis until our agreement was terminated in July 2008.

18.  BUSINESS SEGMENT INFORMATION

Management views the Company as operating in two major business segments:  Power and Energy Group, and All Other operations.

The Power and Energy Group develops, produces, and sells nano-structured lithium titanate spinel, battery cells, battery packs, and provides related design and test services.  The All Others group consists of the remaining portions of the previous Life Sciences and Performance Materials groups.  Management completed a thorough review of operations and strategies and determined that it was in the best interests of the shareholders for the Company to focus primarily on the Power and Energy Group.  As a result of this assessment resources devoted to the Performance Materials Group and Life Sciences Group were considerably reduced and no new significant development is being pursued in those areas by the Company.  For all years presented, the activity relating to the Performance Materials and Life Sciences divisions have been reclassified into All Other.

Corporate assets consist primarily of cash, short term investments, and long-lived assets.  Since none of the business units has reached cash flow break-even, cash funding is provided at the corporate level to the business units.  The long-lived assets primarily consist of the corporate headquarters building, building improvements, and land.  As such, these assets are reported at the corporate level and are not allocated to the business segments.

Corporate expenses include overall company support costs as follows:  research and development expenses; sales and marketing expense; general and administrative expenses; and depreciation & amortization of the Reno headquarters building improvements.

The accounting policies of these business segments are the same as described in Note 2 to the consolidated financial statements.  Circularable segment data reconciled to the consolidated financial statements as of and for the fiscal years ended December 31, 2009, 2008, and 2007 is as follows:

In thousands of dollars:		Loss/(Gain)	Depreciation
		From	and
	Net Sales	Operations	Amortization	Assets
2009:
Power and Energy Group	$3,249	$7,382	$1,320	$11,574
All Other	1,122	1,690	1,183	3,269
Corporate	-	13,789	184	25,474

Consolidated Total	$4,371	$22,861	$2,687	$40,317

2008:
Power and Energy Group	$4,075	$5,958	$1,281	$4,207
All Other	1,651	3,709	1,311	9,728
Corporate	-	20,459	167	34,136

Consolidated Total	$5,726	$30,126	$2,759	$48,071

2007:
Power and Energy Group	$5,282	$16,578	$857	$6,055
All Other	3,826	(1,686)	324	10,148
Corporate	-	18,174	772	57,656

Consolidated Total	$9,108	$33,068	$1,954	$73,859

IN THE TABLE ABOVE, CORPORATE EXPENSE IN THE LOSS FROM OPERATIONS COLUMN INCLUDES SUCH EXPENSES AS BUSINESS CONSULTING, GENERAL LEGAL EXPENSE, ACCOUNTING AND AUDIT, GENERAL INSURANCE EXPENSE, STOCK-BASED COMPENSATION EXPENSE, SHAREHOLDER INFORMATION EXPENSE, INVESTOR RELATIONS, AND GENERAL OFFICE EXPENSE.

Additions to long-lived assets in 2009 consisted of $211,000 for Corporate and $579,000 for the Power and Energy Group. In 2008, long-lived asset additions consisted of $1.6 million for the Power and Energy Group, $1.4 million for All Other Divisions, and $262,000 for Corporate.

For the year ended December 31, 2009, we had sales to 4 major customers, each of which accounted for 10% or more of revenues.  Total sales to these customers for the year ended December 31, 2009 and the balance of their accounts receivable at December 31, 2009 were as follows:

In thousands of dollars:		Accounts Receivable
	Sales – Year Ended	and at
Customer	December 31, 2009	December 31, 2009

Power and Energy Group:
Office of Naval Research	$1,198	$382
Proterra, LLC	$635	$117
BAE Systems	$482	-

All Other Division:
Spectrum Pharmaceuticals	$751	-

For the year ended December 31, 2008, we had sales to two major customers, each of which accounted for 10% or more of revenues. Total sales to these customers for the year ended December 31, 2008 and the balance of their accounts receivable at December 31, 2008 were as follows:

In thousands of dollars:		Accounts Receivable and
	Sales – Year Ended	Notes Receivable at
Customer	December 31, 2008	December 31, 2008
Power and Energy Group:
Office of Naval Research	$2,493	$301

All Other Division:
Elanco Animal Health/Eli Lilly	$623	$-

For the year ended December 31, 2007, we had sales to four major customers, each of which accounted for 10% or more of revenues. Total sales to these customers for the year ended December 31, 2007 and the balance of their accounts receivable at December 31, 2007 were as follows:

In thousands of dollars:		Accounts Receivable and
	Sales – Year Ended	Notes Receivable at
Customer	December 31, 2007	December 31, 2007
Power and Energy Group:
Phoenix Motorcars, Inc.	$3,048	$1,639
Department of Energy	$707	$19

All Other Division:
Western Oil Sands	$1,199	$204
Elanco Animal Health/Eli Lilly	$1,089	$361
Department of Energy	$705	$36

Revenues for the years ended December 31, 2009, 2008 and 2007 by geographic area were as follows:

In thousands of dollars:

Geographic information (a):	2009	2008	2007

United States	$3,843	$5,261	$7,275
Canada	2	245	1,241
Other foreign countries	526	220	592
Total	$4,371	$5,726	$9,108

(a)  Revenues are attributed to countries based on location of customer.

All assets are held within the United States with the exception of a Canadian cash account having a balance of $11,999 and $146,375 in raw material inventory located in South Korea at our cell contract manufacturer.

*   *   *   *   *   *   *  *  *

The contents and sending of this Information Circular have been approved by the directors of the Company.

Dated as of the ___th day of __________, 2010.

ALTAIR NANOTECHNOLOGIES INC.

Terry M. Copeland, President and Chief Executive Officer

EXHIBIT A

Special Resolution
Of the Shareholders of
Altair Nanotechnologies Inc.

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.           The Corporation is authorized to apply to the Director appointed under the Canada Business Corporations Act (the “CBCA”) for a continuance in the State of Nevada.

2.           The Corporation is authorized and directed to file with the Secretary of State of the State of Nevada pursuant to, and in accordance with, the Nevada Revised Statutes, the Articles of Domestication and articles of incorporation in the forms set out in Exhibits B and C to the management information circular and proxy statement dated as of ____________, 2010, each of which is hereby approved in all respects.

3.           Notwithstanding that this special resolution shall have been duly passed by the shareholders of the Corporation, the directors of the Corporation are authorized, in their sole discretion, to abandon the application for a Articles of Domestication and articles of incorporation under the Nevada Revised Statutes at any time prior to the filing or issue thereof without further approval of the shareholders of the Corporation.

4.           Any director or officer of the Corporation is authorized and directed to execute and deliver or cause to be executed and delivered all such documents and instruments and to take or cause to be taken all such other actions as such director or officer may determine to be necessary or desirable to carry out the intent of the foregoing special resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments and the taking of such actions.

A-1

EXHIBIT B

FORM OF ARTICLES OF DOMESTICATION

ARTICLES OF DOMESTICATION
OF
ALTAIR NANOTECHNOLOGIES INC.

The undersigned, presently a corporation organized and existing under the laws of Canada, for the purposes of domesticating under section 92A.270 of the Nevada Revised Statutes, does certify that:

1.
The corporation (hereinafter called the “corporation”) was first formed, incorporated, organized or otherwise created on April 9, 1973 in the jurisdiction of Ontario, Canada, and continued on July 2, 2002 under the federal laws of Canada.

2.
The name of the corporation immediately prior to the filing of these articles of domestication pursuant to the provisions of section 92A.270 of the Nevada Revised Statutes was Altair Nanotechnologies Inc.

3.
The name of the corporation as set forth in its articles of incorporation to be filed in accordance with section 92A.270 of the Nevada Revised Statutes is Altair Nanotechnologies Inc., and the corporation is to be a domestic corporation under the Nevada Revised Statutes.

4.
The jurisdiction that constituted the principal place of business or central administration of the corporation, or any other equivalent thereto pursuant to applicable law, immediately before the filing of these articles of domestication pursuant to the provisions of section 92A.270 of the Nevada Revised Statutes is the State of Nevada.

5.
The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the corporation and the conduct of its business or by applicable non-Nevada law, as appropriate.

IN WITNESS WHEREOF, the corporation has caused these articles of domestication to be executed by its duly authorized officer on this ___ day of ________, 2010.

ALTAIR NANOTECHNOLOGIES INC.,
a Canadian corporation

By: ______________________________________________
Name:____________________________________________
Title:_____________________________________________

B-1

EXHIBIT C

FORM OF

ARTICLES OF INCORPORATION
OF
ALTAIR NANOTECHNOLOGIES INC.

I, the natural person of the age of 21 or more execute these Articles of Incorporation, acting as incorporator of a corporation under the Revised Statutes of Nevada (the "Statutes"), adopt the following articles of incorporation for such corporation:

ARTICLE 1

The name of the corporation is Altair Nanotechnologies Inc. (hereinafter, the "Corporation").

ARTICLE 2

The Corporation's initial registered agent and resident office are the Secretary of the Corporation, initially John Fallini, at 204 Edison Way, Reno, Nevada  89502.

ARTICLE 3

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Statutes.

ARTICLE 4

(a)           Authorized Capital Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 500,000,000(1), all of which shall be shares of common stock, par value of $.001 per share (hereinafter referred to as the "Common Stock").

(b)           Rights of Common Stock. The holders of Common Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the board of directors.  In the event of voluntary or involuntary liquidation, distribution of assets, dissolution or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation, tangible and intangible, of whatever kind available for distribution to stockholders, ratably in proportion to the number of shares of the Common Stock held by each. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders.

(c)           No Preemptive Rights or Cumulative Voting.  No holder of any of the shares of Common Stock, in its capacity as such, shall have any preemptive right to purchase or subscribe for any unissued stock or any other security. There shall be no cumulative voting with respect to the election of directors.

(d)           No Action by Written Consent.  Any action required or permitted to be taken by the stockholders of the Corporation may be taken only at a duly called annual or special meeting of the stockholders, and no action may be taken by the written consent of stockholders.

(e)           Domestication from Canada.  Upon the effectiveness of the Certificate of Corporate Domestication of Altair Nanotechnologies Inc., a Canadian corporation, and these Articles of Incorporation (the “Effective Time”), each common share, without par value, of Altair Nanotechnologies Inc., a Canadian corporation, issued and outstanding immediately prior to the Effective Time will for all purposes be deemed to be one issued and outstanding, fully paid and nonassessable share of Common Stock of the Corporation, without any action required on the part of the Corporation or the holders thereof. Any stock certificate that, immediately prior to the Effective Time, represented common shares of Altair Nanotechnologies Inc., a Canadian corporation, will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the same number of shares of the Common Stock of the Corporation.

______________________
(1)
In the event Altair Nanotechnologies Inc, a Canadian corporation (“Altair Canada”), implements a consolidation (a/k/a reverse stock split) of its common shares prior to the domestication of Altair Canada into the Corporation, the number of authorized shares of Common Stock shall be reduced to the greater of (a) the product of 500,000,000 multiplied by the inverse of the consolidation ratio selected by Altair Canada for its common shares (i.e. 1/7 for a 7 to 1 consolidation), and (b) 200,000,000.

ARTICLE 5

The governing board of the Corporation shall be known as the Board of Directors.  The number of directors constituting the initial Board of Directors is seven; thereafter, the number of directors shall be determined by the Bylaws.  The names and addresses of the initial directors who are to serve as such until the first annual meeting of stockholders, or until the respective director’s successor is elected and has qualified, subject, however, to prior death, resignation, retirement, disqualification, or removal from office are:

Name of Director	Business Address
Jon Bengtson	2370 Solari Drive, Reno, Nevada 89509
Terry Copeland	204 Edison Way, Reno, Nevada 89502
Hossein Asrar Haghighi	Hossein Asrar Haghighi, Al Yousuf L.L.C., P.O. Box 25, Dubai, U.A.E.
George Hartman	#105 – 1177 Yonge Street, Toronto, Ontario, Canada M4T 2Y4
Alexander Lee	Alexander Lee, Al Yousuf L.L.C., P.O. Box 25, Dubai, U.A.E.
Pierre Lortie	243 Montrose, Saint-Lambert, Quebec, CAN J4R 1X4
Robert G. van Schoonenberg	204 Main Street, PO Box 725, Newport Beach, CA 92661-0725

ARTICLE 6

The Bylaws of the Corporation may be adopted, amended or repealed only by unanimous vote of the Board of Directors of the Corporation or by the stockholders.

ARTICLE 7

The Corporation reserves the right at any time and from time to time to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of whatsoever nature conferred upon stockholders, directors, or any other persons whomsoever by and pursuant to these Articles of Incorporation in their present form or as hereafter amended are granted subject to the rights reserved in this Article 7.

ARTICLE 8

Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws of the Corporation may provide.  The books of the Corporation may be kept outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE 9

To the fullest extent permitted by Nevada law, the directors and officers of the Corporation shall not be liable to the Corporation or its stockholders for damages for their conduct or omissions as directors or officers.  Any amendment to or repeal of this Article shall not adversely affect any right of a director or officer of the Corporation hereunder with respect to any acts or omissions of the director of officer occurring prior to amendment or repeal.

ARTICLE 10

To the fullest extent permitted by Nevada law, the Corporation shall indemnify the officers and directors of the Corporation.  The Board of Directors shall be entitled to determine the terms of indemnification, including advance of expenses, and to give effect thereto through the adoption of Bylaws, approval of agreements, or by any other manner approved by the Board of Directors.  Any amendment to or repeal of this Article shall not adversely affect any right of an individual with respect to any right to indemnification arising prior to such amendment or repeal.

ARTICLE 11

The Corporation elects not to be governed by Sections 78.411 to 78.444 of the Nevada Revised Statutes.  The Corporation elects not to be governed by Sections 78.378 through 78.3793 of the Nevada Revised Statutes.

ARTICLE 12

The name and address of the incorporator of the Corporation is:  John Fallini, 204 Edison Way, Reno, Nevada  89502.  The powers of the incorporator are to terminate upon the filing of these Articles of Incorporation with the Secretary of State of the State of Nevada.

[End]

EXHIBIT D

FORM OF

BYLAWS
OF
ALTAIR NANOTECHNOLOGIES INC.

ARTICLE I

STOCKHOLDERS MEETINGS

1.1           Annual Meeting.  An annual meeting of the shareholders of Altair Nanotechnologies Inc. (the “Corporation”) shall be held each year on the date, at the time, and at the place, fixed by the Board of Directors.  The annual meeting shall be held for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting.

1.2           Special Meetings.  Special meetings of the stockholders, for any purposes, unless otherwise prescribed by statute, may be called by the chief executive officer, the Chairman of the Board of Directors or any two directors.

1.3           Place of Meetings; Meeting by Telephone Conference.  Meetings of the stockholders shall be held at any place in or out of Nevada designated by the Board of Directors.  Stockholders may participate in an annual or special meeting by, or conduct the meeting through, use of any means of communication by which all shareholders participating may simultaneously hear each other during the meeting.

1.4           Quorum.  At all meetings of the stockholders, the presence, in person or represented by proxy, of at least two (2) stockholders holding at least one third in voting power of the stock issued and outstanding and entitled to vote, shall constitute a quorum requisite for the transaction of business.   The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

1.5           Advance Notice of Director Nominations by Shareholders and Shareholder Proposals.

(a)           Nomination of Directors.  Only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible to serve as directors.  Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (x) pursuant to the Corporation’s notice of meeting, (y) by or at the direction of the Board of Directors or (z) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 1.5(a), who shall be entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this Section 1.5(a).  The foregoing clause (z) shall be the exclusive means for a stockholder to make any nomination of a person or persons for the election to the Board of Directors of the Corporation at an annual meeting or special meeting of the stockholders.  Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation.  To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 180 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date, then to be timely such notice must be received by the Corporation no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was made.  With respect to special meetings of stockholders, such notice must be delivered to the Secretary not more than 90 days prior to such meeting and not later than the later of (i) 60 days prior to such meeting or (ii) 10 days following the date on which public announcement of the date of such meeting is first made by the Corporation.  For purposes of this Section 1.5, public disclosure of the date of a forthcoming meeting may be made by the Corporation not only by giving formal notice of the meeting, but also by notice to a national securities exchange (if the Corporation's common stock is then listed on such exchange), by filing a report under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (if the Corporation is then subject thereto), by mailing to stockholders, or by a general press release.  Such stockholder’s notice shall set forth:

(i)           as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

(ii)           as to the stockholder giving the notice:

(A)           the name and address, as they appear on the Corporation’s books, of such stockholder and any Stockholder Associated Person (defined below) covered by clause (B) below,
(B) (1)  the class and number of shares of the Corporation which are, directly or indirectly, held of record or are beneficially owned by such stockholder or by any Stockholder Associated Person, (2) any Derivative Positions (defined below) held or beneficially held by the stockholder or any Stockholder Associated Person, (3) any rights to dividends of the Corporation that are separable from the underlying shares of the Corporation held by the stockholder or any Stockholder Associated Person, (4) any proportionate interest in the Corporation’s securities held by a partnership in which the stockholder or any Stockholder Associated Person is a general partner, either directly or indirectly, (5) any performance-related fees that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of the Corporation’s securities, and (6) whether and the extent to which any hedging (including any short-interest positions) or other transaction or series of transactions have been entered into by or on behalf of such stockholder or any Stockholder Associated Person, or any other agreement, arrangement or understanding has been made by or on behalf of such stockholder or any Stockholder Associated Person, if the effect of or intent of any of the foregoing is to increase or decrease the voting power of such stockholder or any Stockholder Associated Person with respect to Corporation’s securities, and
(C) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder or any Stockholder Affiliated Person has the right to vote any security of the Corporation.

At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee.  No person shall be eligible to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 1.5(a).  The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the Bylaws, and if he(1) should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded.  Notwithstanding the foregoing provisions of this Section 1.5(a), a stockholder shall also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Section 1.5(a).  Notwithstanding anything to the contrary herein, no provision of these Bylaws shall be deemed to prohibit or restrict the ability of the Board of Directors of the Corporation to fill vacancies in the membership of the Board of Directors of the Corporation pursuant to section 78.335 of the Nevada Revised Statutes or pursuant to any other statutory or contractual right of the Board of Directors of the Corporation to fill any such vacancy.

_________________________
(1) Masculine pronouns are used in the Bylaws for convenience but include the female and neuter as appropriate.

“Stockholder Associated Person” of any stockholder means (x) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (y) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder and (z) any person controlling, controlled by or under common control with such Stockholder Associated Person.

“Derivative Position” means any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise.

 (b)           Notice of Business.  At any meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (y) by or at the direction of the Board of Directors or (z) by any stockholder of the Corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 1.5(b), who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 1.5(b).  For business to be properly brought before a stockholder meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary.  To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 180 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date then to be timely such notice must be received by the Corporation no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was made. With respect to special meetings of stockholders, such notice must be delivered to the Secretary not more than 90 days prior to such meeting and not later than the later of (y) 60 days prior to such meeting or (z) 10 days following the date on which public announcement of the date of such meeting is first made by the Corporation.  A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting:

 (i)           the information required to be disclosed in solicitations of proxies with respect to the matter pursuant to Regulation 14A of the Exchange Act;

(ii)           a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

(iii)           the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business and any Stockholder Associated Person covered by clauses (iv) and (v) below;

(iv)   (A)  the class and number of shares of the Corporation which are, directly or indirectly, held of record or are beneficially owned by such stockholder or by any Stockholder Associated Person, (B) any Derivative Positions held or beneficially held by the stockholder or any Stockholder Associated Person, (C) any rights to dividends of the Corporation that are separable from the underlying shares of the Corporation held by the stockholder or any Stockholder Associated Person, (D) any proportionate interest in the Corporation’s securities held by a partnership in which the stockholder or any Stockholder Associated Person is a general partner, either directly or indirectly, (E) any performance-related fees that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of the Corporation’s securities, and (F) whether and the extent to which any hedging (including any short-interest positions) or other transaction or series of transactions have been entered into by or on behalf of such stockholder or any Stockholder Associated Person, or any other agreement, arrangement or understanding has been made by or on behalf of such stockholder or any Stockholder Associated Person, if the effect of or intent of any of the foregoing is to increase or decrease the voting power of such stockholder or any Stockholder Associated Person with respect to Corporation’s securities; and

(v)           any material interest of the stockholder or any Stockholder Associated Person in such business, including all arrangements, agreements and understandings with the stockholder or Stockholder Associated Person in connection with the proposed business.

Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a stockholder meeting except as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.5(b).  The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of the Bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.  Notwithstanding the foregoing provisions of this Section 1.5(b), a stockholder shall also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Section 1.5(b).

ARTICLE II

BOARD OF DIRECTORS

2.1           Number and Term.  The number of directors of the Corporation shall be at least three and no more than nine, provided that at any time there are two or fewer stockholders, the minimum number of directors may equal the number of stockholders.  Within this range, the number of directors shall otherwise be determined from time to time by the Board of Directors.  This Section 2.1 may be amended only by unanimous vote of the Board of Directors or by the stockholders.

2.2           Regular Meetings.  A regular meeting of the Board of Directors shall be held without notice other than this Bylaw immediately after, and at the same place as, the annual meeting of stockholders.

2.3           Special Meetings.  Special meetings of the Board of Directors may be called by the chief executive officer, the Chairman of the Board or a majority of the directors.  The person or persons authorized to call special meetings of the Board of Directors may fix any place in or out of Nevada as the place for holding any special meeting of the Board of Directors called by them.

2.4           Notice.  Notice of the date, time and place of any special meeting of the Board of Directors shall be given at least 48 hours prior to the meeting by notice communicated in person, by telephone, by any form of electronic communication, by mail, or by private carrier.  If written, notice shall be effective at the earliest of (a) when received, (b) three days after its deposit in the United States mail, as evidenced by the postmark, if mailed postpaid and correctly addressed, or (c) on the date shown on the return receipt, if sent by registered or certified mail, or private courier return receipt requested and the receipt is signed by or on behalf of the addressee.  Notice by all other means shall be deemed effective when received by or on behalf of the director.

ARTICLE III

OFFICERS

3.1   Appointment.  The Board of Directors shall appoint a President, a Secretary and a Treasurer.  The Board of Directors may appoint any other officers, assistant officers, and agents as the Board of Directors determines from time to time, including, without limitation, a chief executive officer.  In the event the Board of Directors appoints a chief executive officer, the chief executive officer shall have the same rights and powers granted to the President in these Bylaws.  Any two or more offices may be held by the same person.

3.2   Term.  The term of office of all officers commences upon their appointment and continues until their successors are appointed or until their resignation or removal.

3.3   Removal.  Any officer or agent appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause.

3.4   President.  The President shall be the chief executive officer of the Corporation unless the Board of Directors appoints a chief executive officer, in which case the chief executive officer shall be chief executive officer of the Corporation.  Subject to the control of the Board of Directors, the chief executive officer shall be responsible for the general operation of the Corporation. The chief executive officer shall have any other duties and responsibilities prescribed by the Board of Directors.  Unless otherwise determined by the Board of Directors, the chief executive officer shall have authority to vote any shares of stock owned by the Corporation and to delegate this authority to any other officer.

3.5   Secretary.  The Secretary shall record and keep the minutes of all meetings of the directors and shareholders in one or more books provided for that purpose and perform any other duties prescribed by the Board of Directors or the chief executive officer.

3.6   Treasurer.  The Treasurer shall have the care and custody of and be responsible for all the funds and securities of the Corporation and shall perform any other duties prescribed by the Board of Directors or the Chief Executive Officer.

ARTICLE IV

INDEMNIFICATION

4.1   Third Party Actions.  The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his or her conduct was unlawful.

4.2          Derivative Actions.  The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.  Indemnification shall not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

4.3          Success on Merits or Otherwise.  To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 4.1 or 4.2 or in defense of any claim, issue or matter therein, he shall be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

4.4          Determination.  Any indemnification under 4.1 or 4.2, unless ordered by a court or advanced pursuant to 4.5, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)           By the shareholders;

(b)           By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c)           If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)           If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

4.5          Payment in Advance.  The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this Section 4.5 do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract, insurance policy or otherwise by law.

4.6          Other Indemnification; Period of Indemnification.  The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article IV:

(a)           Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation, these Bylaws, an agreement, vote of shareholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to 4.2 or for the advancement of expenses made pursuant to 4.5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)           Continues for a person who has ceased to be a director, officer, employee or agent with respect to events occurring during their tenure and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLE V

AMENDMENTS

As long as the Articles of Incorporation of the Corporation so provide, the Bylaws of the Corporation may be adopted, amended or repealed solely by unanimous vote of the Board of Directors of the Corporation or by the stockholders.

Approved as of ________  ___, 2010

EXHIBIT E

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

EXHIBIT F

PROXY CARD

[see attached]

PROXY
Altair Nanotechnologies Inc.
Special Meeting of Shareholders
on July 30 , 2010
This Proxy Is Solicited By The Board Of

Altair Nanotechnologies Inc.

The undersigned shareholder of Altair Nanotechnologies Inc. (the "Company") hereby nominates, constitutes and appoints Terry M. Copeland, President, or failing him, John Fallini, Chief Financial Officer, or instead of any of them, ___________________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the special meeting of shareholders of the Company (the "Meeting") to be held on the 30th day of July , 2010 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

This proxy also confers discretionary authority to vote in respect of any amendments or variations to the matters identified in the Notice of Meeting, matters incident to the conduct of the special meeting and any other matter which may properly come before the special meeting about which the Company did not have notice as of the date 45 days before the date on which the Company first mailed proxy material to shareholders and in such manner as such nominee in his judgement may determine.

A shareholder has the right to appoint a person to attend and act for him and on his behalf at the special meeting other than the persons designated in this form of proxy.  Such right may be exercised by filling the name of such person in the blank space provided or by completing another proper form of proxy and, in either case, depositing the proxy as instructed below.

To be valid, this proxy must be received by the transfer agent of the Company at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, Canada not later than 48 hours (excluding Saturdays and holidays) before the time of holding the special meeting or adjournment thereof, or delivered to the chairman on the day of the special meeting or adjournment thereof.

The nominees are directed to vote the shares represented by this proxy as follows:

(1)
Proposal to approve a special resolution in the form attached as Exhibit A to the Management Proxy Circular accompanying this proxy, which resolution authorizes the Company to make an application under Section 188 of the Canada Business Corporations Act to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Nevada by way of a domestication under Section 92A.270 of the Nevada Revised Statutes, and to approve the articles of incorporation authorized in the special resolution to be effective as of the date of the Company’s domestication.

☐ FOR	☐ AGAINST	☐ WITHHOLD

(2)	To approve adjournment of the special meeting if necessary, to solicit additional proxies, if there are not sufficient votes at the time of the special meeting to approve Proposal No. 1.

☐ FOR	☐ AGAINST	☐ WITHHOLD

[see reverse side]

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED FOR AT THE SPECIAL MEETING AND, WHERE A SHAREHOLDER HAS SPECIFIED A CHOICE, WILL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED IN FAVOR OF THE RESOLUTION TO APPROVE THE RESOLUTIONS AUTHORIZING DOMESTICATION OF THE CORPORATION TO NEVADA AND THE APPROVAL OF THE NEVADA ARTICLES OF INCORPORATION, AND IN FAVOR OF THE ADJOURNMENT OF THE SPECIAL MEETING IF NECESSARY TO APPROVE PROPOSAL NO. 1, ALL OF WHICH ARE SET FORTH IN THE MANAGEMENT PROXY CIRCULAR ACCOMPANYING THIS PROXY, WHICH IS INCORPORATED HEREIN BY REFERENCE AND RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this ____ day of ________________, 2010.

PRINT NAME: __________________________________________

SIGNATURE: ___________________________________________

NOTES:

(1)	This proxy must be signed by the shareholder or the shareholder’s attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

(2)	A person appointed as nominee to represent a shareholder need not be a shareholder of the Company.

(3)	If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Company.

(4)	Each shareholder who is unable to attend the special meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

Important Notice Regarding the Availability of Proxy Materials for the Annual and Special Meeting to be held on July 30 , 2010.

The Company’s Management Proxy Circular is available on the Internet at http://www.altairannualmeeting.com.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Altair Canada

Our Bylaws

The Company’s Bylaws provide that, to the maximum extent permitted by law, the Company shall indemnify a director or officer of the Company, a former director or officer of the Company, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity.  In addition, the Company’s Bylaws require the Company to advance monies to an indemnifiable officer, director or similar person in connection with threatened or pending litigation.

The Canada Business Corporations Act

Section 124 of the Canada Business Corporations Act provides as follows with respect to the indemnification of directors and officers:

(1)  A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2)  A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1).  The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3)  A corporation may not indemnify an individual under subsection (1) unless the individual

(a)  acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

(b)  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(4)  A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).

(5)  Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

(a)  was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)  fulfills the conditions set out in subsection (3).

(6)  A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a)  in the individual's capacity as a director or officer of the corporation; or

(b)  in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

(7)  A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

(8) An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

(9)  On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

Other Indemnification Information

Indemnification may be granted pursuant to any other agreement, bylaw, or vote of shareholders or directors.  In addition to the foregoing, the Company maintains insurance through a commercial carrier against certain liabilities which may be incurred by its directors and officers.  The foregoing description is necessarily general and does not describe all details regarding the indemnification of officers, directors or controlling persons of the Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of stockholders or directors or otherwise.

Altair Nevada

The proposed Articles of Incorporation of Altair Nevada provide that it shall indemnify the officers and directors of the Company to the extent permitted by law and authorizes the Board of Directors to determine the terms of indemnification, including advance of expenses, and to give effect thereto through the adoption of Bylaws, approval of agreements, or by any other manner approved by the Board of Directors.

The proposed Articles of Incorporation of Altair Nevada also provide that, to the fullest extent permitted by Nevada law, the directors and officers of the Company shall not be liable to the Company or its stockholders for damages for their conduct or omissions as directors or officers.

The proposed Bylaws of Altair Nevada provide that it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The proposed Bylaws also provide that Altair Nevada shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.  Indemnification shall not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

In addition, the proposed Bylaws of Altair Nevada provide that, to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in preceding two paragraphs or in defense of any claim, issue or matter therein, he shall be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

Any such indemnification not ordered by a court may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination is required to be made (a) by the shareholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The corporation is required to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.   In addition, the proposed bylaws provide that Altair Nevada may purchase director and officer insurance to protect officers and directors against loss whether or not it would be able to indemnify the officers and directors against such loss. Altair Nevada intends to obtain or continue insurance in this regard.

The provisions of the proposed articles of incorporation and bylaws of Altair Nevada are limited by Nevada law.  Nevada law permits a corporation to indemnify its present or former directors and officers, employees and agents made a party, or threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person:

●	acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and
●	with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; and
●	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

In a derivative action, or an action by or in the right of the corporation, the corporation is permitted to indemnify directors, officers, employees and agents against expenses actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they;

●	acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation; and

●	if an officer or director, did not violate fiduciary duties in a manner involving intentional misconduct, fraud, or a knowing violation of law.

However, in such a case, no indemnification shall be made if the person is adjudged liable to the corporation, unless and only to the extent that, the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability to the corporation.

Indemnification is mandatory if the person is successor on the merits or otherwise in defense of any action, suit or proceeding referred to above.   Discretionary indemnification is permitted only if approved by:

●	the shareholders;

●	the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

●	if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

●	if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Nevada corporate law allows the corporation to advance expenses before the resolution of an action, if in the case of current directors and officers, such persons agree to repay any such amount advanced if they are later determined not to be entitled to indemnification. The proposed bylaws of Altair Nevada generally provide for mandatory indemnification and advancement of expenses of our directors and officers to the fullest extent permitted under Nevada law. Following the domestication, Altair Nevada intends to update or reaffirm existing indemnity agreements with each of our officers and directors. In addition, Altair Nevada intends to continue to carry liability insurance for its and its subsidiaries’ officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, Altair Nevada has been informed that in the opinion of the SEC such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Altair Nevada will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21. List of Exhibits.

Exhibit No.	Description	Incorporated by Reference/ Filed Herewith

3.1	Articles of Continuance	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on July 18, 2002. **

3.2	Bylaws	Incorporated by reference to the Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on March 10, 2005. **

4.1	Form of Common Stock Certificate	Incorporated by reference to the Annual Report on Form 10-K filed with the SEC on March 12, 2010.**

4.2	Amended and Restated Shareholder Rights Plan dated October 15, 1999, with Equity Transfer Services, Inc.	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on November 19, 1999. **

4.3	Amendment No. 1 to Shareholder Rights Plan Agreement dated October 5, 2008, with Equity Transfer Services, Inc.	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2008.

4.4	Form of Common Share Purchase Warrant re May 2009 Offering	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2009**

5.1	Opinion of Parr Brown Gee and Loveless, PC re the legality of the securities registered	Filed herewith

8.1	Opinion of Parr Brown Gee and Loveless PC re U.S. tax matters	Filed herewith

8.2	Opinion of Cassels Brock & Blackwell, LLP re Canadian tax matters	Incorporated by reference to the Company’s Amendment No. 1 on Form S-4, File No. 333-166140, filed with the SEC on June 1, 2010.

10.1	Altair International Inc. Stock Option Plan (1996)***	Incorporated by reference to the Company’s Registration Statement on Form S-8, File No. 333-33481 filed with the SEC on July 11, 1997

10.2	1998 Altair International Inc. Stock Option Plan***	Incorporated by reference to the Company’s Definitive Proxy Statement on Form 14A filed with the SEC on May 12, 1998. **

10.3	Altair Nanotechnologies Inc. 2005 Stock Incentive Plan (Amended and Restated)***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2007. **

10.4	Standard Form of Stock Option Agreement under 2005 Stock Incentive Plan***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2007.**

Exhibit No.	Description	Incorporated by Reference/ Filed Herewith

10.5	Standard Form of Stock Option Agreement for Executives under 2005 Stock incentive Plan *	Incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008. **

10.6	Standard Form of Restricted Stock Agreement under 2005 Stock Incentive Plan***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2007. **

10.7	Installment Note dated August 8, 2002 (re Edison Way property) in favor of BHP Minerals International, Inc.	Incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-2, File No. 333-102592, filed with the SEC on February 7, 2003.

10.8	Trust Deed dated August 8, 2002 (re Edison Way property) with BHP Minerals International, Inc.	Incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-2, File No. 333-102592, filed with the SEC on February 7, 2003.

10.9	Flagship Business Accelerator Tenant Lease dated July 1, 2007 with the Flagship Enterprise Center, Inc.	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC August 9, 2007. **

10.9.1	Amendment to the Flagship Business Accelerator Tenant Lease dated March 1, 2008 with the Flagship Enterprise Center, Inc.	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008. **

10.10	Letter agreement dated July 20, 2008 with Phoenix Motorcars, Inc.	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 24, 2008. **

10.11	Contribution Agreement dated April 24, 2007 with the Sherwin-Williams Company and AlSher Titania LLC*	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 30, 2007. **

10.12	License Agreement dated April 24, 2007 with the Sherwin-Williams Company and AlSher Titania LLC	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 30, 2007. **

10.13	Contract dated January 29, 20008 with the office of Naval Research	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2008**

10.14	Service Agreement dated February 11, 2008 with Melpar BVBP	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2008.**

10.15	Mandate & Contractor ship Agreement dated February 11, 2008 with Rik Dobbelaere***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2008.**

Exhibit No.	Description	Incorporated by Reference/ Filed Herewith

10.16	Separation Agreement and Release of All Claims dated April 18, 2008 with Alan Gotcher***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2008. **

10.17	Employment Agreement dated June 26, 2008 with Terry Copeland***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2008.**

10.18	Employment Agreement dated March 10, 2008 with Jeffrey A. McKinney***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2008. **

10.19	Separation Agreement and Release of All Claims dated September 5, 2008 with Jeffrey McKinney***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 5, 2008. **

10.20	Employment Agreement dated April 7, 2008 with John Fallini***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2008. **

10.21	Employment Agreement dated June 16, 2008 with C. Robert Pedraza***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2008. **

10.22	Employment Agreement dated November 24, 2008 with Dan Voelker***	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 28, 2008, File No. 001-12497**

10.23	2008 Annual Incentive Bonus Plan***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2008. **

10.24	Registration Rights Agreement dated November 29, 2007 with Al Yousuf LLC	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on November 30, 2007. **

10.25.1	Amendment No. 1 to Registration Rights Agreement with Al Yousuf, LLC dated as of September 30, 2008	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2008. **

10.25.2	Amendment No. 2 to Registration Rights Agreement with Al Yousuf, LLC dated August 14, 2009	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2009. **

10.26	Stock Purchase and Settlement Agreement with Al Yousuf, LLC dated as of September 30, 2008	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2008. **

10.27	2009 Annual Incentive Bonus Plan* ***	Incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008. **

Exhibit No.	Description	Incorporated by Reference/ Filed Herewith

10.28	Amended and Restated Agreement dated August 4, 2009 with Spectrum Pharmaceuticals, Inc. *	Incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on August 7, 2009. **

10.29	Product Purchase Agreement dated August 4, 2009 with Proterra LLC*	Incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on August 7, 2009. **

10.30	Employment Agreement dated December 9, 2009 with Stephen Balogh***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2009. **

10.31	Contract with the U.S. Army RDECOM Acquisition Center dated September 3, 2009.	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 13, 2009. **

10.32	Employment Agreement dated September 4, 2009 with Bruce Sabacky***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2009. **

10.33	Placement Agent Agreement with Lazard Capital Markets, LLC dated May 22, 2009	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2009. **

10.34	Form of Subscription Agreement re May 2009 Offering	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2009. **

10.35	Contract dated May 22, 2009 with the Office of Naval Research	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 29, 2009. **

10.36	Employment Agreement dated April 7, 2010 with Terry M. Copeland ***	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 9, 2010. **

10.37	Redemption Agreement dated April 30, 2010 with The Sherwin-Williams Company	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2010. **

10.38	Definitive Agreement dated April 30, 2010 with The Sherwin-Williams Company*	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2010. **

10.39	License Agreement dated April 30, 2010 with The Sherwin-Williams Company	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2010. **

10.40	Product Purchase Agreement dated May 4, 2010 with Proterra Inc.	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 6, 2010. **

Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2010. **

Exhibit No.	Description	Incorporated by Reference/ Filed Herewith

10.41	Amendment to Employment Agreement dated March 15, 2010 with Robert Pedraza ***	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2010. **

10.42	2010 Annual Incentive Bonus Plan ***	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2010. **

10.43	At Market Issuance Sales Agreement with Thomas Weisel Partners LLC dated June 9, 2010	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 9, 2010.

21	List of Subsidiaries	Incorporated by reference from Item 1 of this report.

23.1	Consent of Perry-Smith LLP	Filed herewith.

23.2	Consent of Parr Brown Gee & Loveless, PC	Included in Exhibits 5.1 and 8.1

23.3	Consent of Cassels Brock & Blackwell, LLP	Included in Exhibit 8.2

24	Powers of Attorney	Included in the Signature Page hereof.

*Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.

** SEC File No. 1-12497.

*** Indicates management contract or compensatory plan or arrangement.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

  (i)    If the registrant is relying on Rule 430B:

A.           Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.            Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)   If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form; and

(f)   That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(g)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(h)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Altair Nanotechnologies Inc. has duly caused this Registration Statement on Form S-4/A (Amendment No. 1) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada on June 15, 2010.

ALTAIR NANOTECHNOLOGIES INC.

By: /s/ Terry M. Copeland
Terry M. Copeland,
President and Chief Executive Officer

ADDITIONAL SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Terry M. Copeland Terry M. Copeland	President, Chief Executive Officer and Director (Principal Executive Officer)	June 15, 2010

/s/ John Fallini John Fallini	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 15, 2010

/s/ Jon N. Bengston * Jon N. Bengston	Director	June 15, 2010

/s/ Alexander Lee * Alex Lee	Director	June 15, 2010

/s/ Hossein Asrar Haghighi * Hossein Asrar Haghighi	Director	June 15, 2010

/s/ George Hartman * George Hartman	Director	June 15, 2010

/s/ Robert G. van Schoonenberg * Robert G. van Schoonenberg	Director	June 15, 2010

/s/ Pierre Lortie * Pierre Lortie	Director	June 15, 2010

* By: /s/ Terry M. Copeland
Terry M. Copeland, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description	Incorporated by Reference/ Filed Herewith

3.1	Articles of Continuance	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on July 18, 2002. **

3.2	Bylaws	Incorporated by reference to the Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on March 10, 2005. **

4.1	Form of Common Stock Certificate	Incorporated by reference to the Annual Report on Form 10-K filed with the SEC on March 12, 2010.**

4.2	Amended and Restated Shareholder Rights Plan dated October 15, 1999, with Equity Transfer Services, Inc.	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on November 19, 1999. **

4.3	Amendment No. 1 to Shareholder Rights Plan Agreement dated October 5, 2008, with Equity Transfer Services, Inc.	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2008.

4.4	Form of Common Share Purchase Warrant re May 2009 Offering	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2009**

5.1	Opinion of Parr Brown Gee and Loveless, PC re the legality of the securities registered	Filed herewith

8.1	Opinion of Parr Brown Gee and Loveless PC re U.S. tax matters	Filed herewith

8.2	Opinion of Cassels Brock & Blackwell, LLP re Canadian tax matters	Incorporated by reference to the Company’s Amendment No. 1 on Form S-4, File No. 333-166140, filed with the SEC on June 1, 2010.

10.1	Altair International Inc. Stock Option Plan (1996)***	Incorporated by reference to the Company’s Registration Statement on Form S-8, File No. 333-33481 filed with the SEC on July 11, 1997

10.2	1998 Altair International Inc. Stock Option Plan***	Incorporated by reference to the Company’s Definitive Proxy Statement on Form 14A filed with the SEC on May 12, 1998. **

10.3	Altair Nanotechnologies Inc. 2005 Stock Incentive Plan (Amended and Restated)***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2007. **

10.4	Standard Form of Stock Option Agreement under 2005 Stock Incentive Plan***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2007.**

Exhibit No.	Description	Incorporated by Reference/ Filed Herewith

10.5	Standard Form of Stock Option Agreement for Executives under 2005 Stock incentive Plan *	Incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008. **

10.6	Standard Form of Restricted Stock Agreement under 2005 Stock Incentive Plan***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2007. **

10.7	Installment Note dated August 8, 2002 (re Edison Way property) in favor of BHP Minerals International, Inc.	Incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-2, File No. 333-102592, filed with the SEC on February 7, 2003.

10.8	Trust Deed dated August 8, 2002 (re Edison Way property) with BHP Minerals International, Inc.	Incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form S-2, File No. 333-102592, filed with the SEC on February 7, 2003.

10.9	Flagship Business Accelerator Tenant Lease dated July 1, 2007 with the Flagship Enterprise Center, Inc.	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC August 9, 2007. **

10.9.1	Amendment to the Flagship Business Accelerator Tenant Lease dated March 1, 2008 with the Flagship Enterprise Center, Inc.	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008. **

10.10	Letter agreement dated July 20, 2008 with Phoenix Motorcars, Inc.	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 24, 2008. **

10.11	Contribution Agreement dated April 24, 2007 with the Sherwin-Williams Company and AlSher Titania LLC*	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 30, 2007. **

10.12	License Agreement dated April 24, 2007 with the Sherwin-Williams Company and AlSher Titania LLC	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on April 30, 2007. **

10.13	Contract dated January 29, 20008 with the office of Naval Research	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2008**

10.14	Service Agreement dated February 11, 2008 with Melpar BVBP	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2008.**

10.15	Mandate & Contractor ship Agreement dated February 11, 2008 with Rik Dobbelaere***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2008.**

Exhibit No.	Description	Incorporated by Reference/ Filed Herewith

10.16	Separation Agreement and Release of All Claims dated April 18, 2008 with Alan Gotcher***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2008. **

10.17	Employment Agreement dated June 26, 2008 with Terry Copeland***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2008.**

10.18	Employment Agreement dated March 10, 2008 with Jeffrey A. McKinney***	Incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2008. **

10.19	Separation Agreement and Release of All Claims dated September 5, 2008 with Jeffrey McKinney***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 5, 2008. **

10.20	Employment Agreement dated April 7, 2008 with John Fallini***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2008. **

10.21	Employment Agreement dated June 16, 2008 with C. Robert Pedraza***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2008. **

10.22	Employment Agreement dated November 24, 2008 with Dan Voelker***	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 28, 2008, File No. 001-12497**

10.23	2008 Annual Incentive Bonus Plan***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2008. **

10.24	Registration Rights Agreement dated November 29, 2007 with Al Yousuf LLC	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on November 30, 2007. **

10.25.1	Amendment No. 1 to Registration Rights Agreement with Al Yousuf, LLC dated as of September 30, 2008	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2008. **

10.25.2	Amendment No. 2 to Registration Rights Agreement with Al Yousuf, LLC dated August 14, 2009	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2009. **

10.26	Stock Purchase and Settlement Agreement with Al Yousuf, LLC dated as of September 30, 2008	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2008. **

10.27	2009 Annual Incentive Bonus Plan* ***	Incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008. **

Exhibit No.	Description	Incorporated by Reference/ Filed Herewith

10.28	Amended and Restated Agreement dated August 4, 2009 with Spectrum Pharmaceuticals, Inc. *	Incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on August 7, 2009. **

10.29	Product Purchase Agreement dated August 4, 2009 with Proterra LLC*	Incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC on August 7, 2009. **

10.30	Employment Agreement dated December 9, 2009 with Stephen Balogh***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2009. **

10.31	Contract with the U.S. Army RDECOM Acquisition Center dated September 3, 2009.	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 13, 2009. **

10.32	Employment Agreement dated September 4, 2009 with Bruce Sabacky***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2009. **

10.33	Placement Agent Agreement with Lazard Capital Markets, LLC dated May 22, 2009	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2009. **

10.34	Form of Subscription Agreement re May 2009 Offering	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2009. **

10.35	Contract dated May 22, 2009 with the Office of Naval Research	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 29, 2009. **

10.36	Employment Agreement dated April 7, 2010 with Terry M. Copeland ***	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2010. **
10.37	Redemption Agreement dated April 30, 2010 with The Sherwin-Williams Company	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 5, 2010. **
10.38	Definitive Agreement dated April 30, 2010 with The Sherwin-Williams Company *	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 5, 2010. **
10.39	License Agreement dated April 30, 2010 with The Sherwin-Williams Company	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 5, 2010. **
10.40	Product Purchase Agreement dated May 4, 2010 with Proterra Inc.	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 6, 2010. **

Exhibit No.	Description	Incorporated by Reference/

10.41	Amendment to Employment Agreement dated March 15, 2010 with Robert Pedraza ***	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2010. **
10.42	2010 Annual Incentive Bonus Plan * ***	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2010. **
10.43	At Market Issuance Sales Agreement with Thomas Weisel Partners LLC dated June 9, 2010	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 9, 2010.

21	List of Subsidiaries	Incorporated by reference from Item 1 of this report.

23.1	Consent of Perry-Smith LLP	Filed herewith.

23.2	Consent of Parr Brown Gee & Loveless, PC	Included in Exhibits 5.1 and 8.1

23.3	Consent of Cassels Brock & Blackwell, LLP	Included in Exhibit 8.2

24	Powers of Attorney	Included in the Signature Page hereof.

*Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.

** SEC File No. 1-12497.

*** Indicates management contract or compensatory plan or arrangement.